

Proxy Statement and
Annual Report 2025

okta



okta

Okta, Inc., 100 First Street, Suite 600
San Francisco, California 94105

May 8, 2025

Dear Okta Stockholder:

I am pleased to invite you to attend the 2025 Annual Meeting of Stockholders of Okta, Inc. to be held on June 24, 2025, at 9:00 a.m. Pacific Time. The Annual Meeting will be held virtually via a live interactive audio webcast on the internet. You will be able to listen, vote and submit your questions at **virtualshareholdermeeting.com/OKTA2025** during the meeting.

Details regarding the meeting and the business to be conducted are more fully described in the accompanying Notice of 2025 Annual Meeting of Stockholders and Proxy Statement. We encourage you to vote at the Annual Meeting and any adjournment, rescheduling or postponement of the Annual Meeting if you were a stockholder as of the close of business on April 28, 2025.

Thank you for your ongoing support of Okta.

Sincerely,

Todd McKinnon
Chairperson of the Board of Directors and
Chief Executive Officer

YOUR VOTE IS IMPORTANT

On or about May 8, 2025, we expect to mail to our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our Proxy Statement for our 2025 Annual Meeting of Stockholders and our 2025 Annual Report on Form 10-K. The Notice provides instructions on how to vote online or by telephone and explains how to receive a paper copy of proxy materials by mail. Our Proxy Statement and 2025 Annual Report can be accessed online at **www.proxyvote.com** using the control number located on the Notice, on your proxy card, or in the instructions that accompanied your proxy materials. Our Proxy Statement and 2025 Annual Report are also available on our investor relations website at **investor.okta.com**.

Even if you plan to attend the Annual Meeting, please ensure that your shares are voted by signing and returning a proxy card or by using our internet or telephonic voting system.



Okta, Inc., 100 First Street, Suite 600
San Francisco, California 94105

Notice of 2025 Annual Meeting of Stockholders

June 24, 2025

9:00 a.m. Pacific Time

virtualshareholdermeeting.com/OKTA2025

Notice is hereby given that Okta, Inc. will hold its 2025 Annual Meeting of Stockholders (the "Annual Meeting") on June 24, 2025, at 9:00 a.m. Pacific Time via a live interactive audio webcast on the internet. You will be able to listen, vote and submit your questions at **virtualshareholdermeeting.com/OKTA2025** during the meeting. We are holding the Annual Meeting for the following purposes, which are more fully described in the accompanying proxy statement (our "Proxy Statement"):

- To elect two Class II directors to hold office until the 2028 Annual Meeting of Stockholders or until their successors are duly elected and qualified;

- To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2026;

- To approve, on an advisory non-binding basis, the compensation of our named executive officers;

- To approve, on an advisory non-binding basis, the frequency of future advisory non-binding votes to approve the compensation of our named executive officers; and

- To transact any other business that properly comes before the Annual Meeting (including any adjournment, rescheduling or postponement thereof).

Our board of directors recommends that you vote "FOR" the director nominees named in Proposal One, "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm as described in Proposal Two, "FOR" the approval, on an advisory non-binding basis, of the compensation of our named executive officers as described in Proposal Three, and for "ONE YEAR" as the preferred frequency for future advisory non-binding votes to approve the compensation of our named executive officers as described in Proposal Four.

We have elected to provide access to our meeting materials in lieu of mailing printed copies. On or about May 8, 2025, we expect to mail to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our Proxy Statement and our 2025 Annual Report on Form 10-K (our "2025 Annual Report"). The Notice provides instructions on how to vote online or by telephone and explains how you can request a paper copy of the proxy materials, which include our Proxy Statement accompanying the Notice. Our Proxy Statement and our 2025 Annual Report can be accessed online at **www.proxyvote.com** using the control number located on your Notice, on your proxy card or in the instructions that accompanied your proxy materials.

Only stockholders of record as of the close of business on April 28, 2025 are entitled to notice of and to vote at the Annual Meeting.

By Order of the Board of Directors,

Larissa Schwartz

Chief Legal Officer and Corporate Secretary

San Francisco, California

May 8, 2025



Okta, Inc., 100 First Street, Suite 600
San Francisco, California 94105

Proxy Statement for the 2025 Annual Meeting of Stockholders

Table of Contents

General Information	1
Proposal One: Election of Directors	8
Corporate Governance	17
Environmental, Social and Governance Matters	25
Non-Employee Director Compensation	27
Proposal Two: Ratification of the Appointment of Our Independent Registered Public Accounting Firm	29
Report of the Audit Committee of the Board of Directors	31
Proposal Three: Approval, on an Advisory Non-Binding Basis, of the Compensation of Our Named Executive Officers	32
Proposal Four: Approval, on an Advisory Non-Binding Basis, of the Frequency of Advisory Non-Binding Votes to Approve the Compensation of Our Named Executive Officers	33
Executive Officers	34
Compensation Discussion and Analysis	35
Executive Compensation	51
Fiscal 2025 Summary Compensation Table	51
Fiscal 2025 Grants of Plan-Based Awards Table	53
Fiscal 2025 Outstanding Equity Awards at Fiscal Year-End Table	54
Fiscal 2025 Option Exercises and Stock Vested Table	56
CEO Pay Ratio Disclosure	58
Pay Versus Performance Table	59
Report of the Compensation Committee of the Board of Directors	64
Equity Compensation Plan Information	65
Security Ownership of Certain Beneficial Owners and Management	66
Certain Relationships and Related Party Transactions	68
Additional Information	70

This page intentionally left blank.



Okta, Inc., 100 First Street, Suite 600
San Francisco, California 94105

General Information

June 24, 2025

9:00 a.m. Pacific Time

virtualshareholdermeeting.com/OKTA2025

Our board solicits your proxy on our behalf for the Annual Meeting and at any adjournment, rescheduling or postponement of the Annual Meeting, for the purposes set forth in our Proxy Statement and the accompanying Notice. The Annual Meeting will be held virtually via a live interactive audio webcast on the internet on June 24, 2025, at 9:00 a.m. Pacific Time. On or about May 8, 2025, we mailed our stockholders the Notice containing instructions on how to access this Proxy Statement and our 2025 Annual Report. If you held shares of our Class A or Class B common stock as of the close of business on April 28, 2025, you are invited to attend the Annual Meeting at **virtualshareholdermeeting.com/OKTA2025** and to vote on the proposals described in this Proxy Statement.

In this Proxy Statement, the terms "Okta," "the company," "we," "us" and "our" refer to Okta, Inc. and its subsidiaries. The mailing address of our principal executive offices is Okta, Inc., 100 First Street, Suite 600, San Francisco, California 94105.

How can I attend the Annual Meeting online?

We will host the Annual Meeting via live webcast only. We believe that hosting a virtual meeting will facilitate stockholder attendance and participation at the Annual Meeting by enabling stockholders to participate from any location around the world. We have designed the virtual platform to provide the same rights and opportunities to participate as stockholders would have at an in-person meeting, including the right to listen, vote and ask questions during the Annual Meeting through the virtual platform.

Okta stockholders may attend the Annual Meeting online at **virtualshareholdermeeting.com/OKTA2025**. The webcast will start at 9:00 a.m. Pacific Time on June 24, 2025. To attend the Annual Meeting, you will need the 16-digit control number that is located on your Notice, on your proxy card or in the instructions accompanying your proxy materials. Instructions on how to participate in the Annual Meeting are also posted online at **www.proxyvote.com**.

What matters are being voted on at the Annual Meeting?

You will be voting on:

- the election of two Class II directors to serve until the 2028 Annual Meeting of Stockholders or until their successors are duly elected and qualified;

- a proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2026;

- a proposal to approve, on an advisory non-binding basis, the compensation of our named executive officers (our "NEOs");

- a proposal to approve, on an advisory non-binding basis, the frequency of future advisory non-binding votes to approve the compensation of our NEOs; and

- any other business as may properly come before the Annual Meeting (including any adjournment, rescheduling or postponement thereof).

How does the board of directors recommend that I vote on these proposals?

Our board recommends a vote:

- **"FOR ALL"** of the Class II director nominees: Jeff Epstein and J. Frederic Kerrest;

- **"FOR"** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2026;

- **"FOR"** the approval, on an advisory non-binding basis, of the compensation of our NEOs, as disclosed in this Proxy Statement; and

- for "**ONE YEAR**" as the preferred frequency, on an advisory non-binding basis, for future advisory non-binding votes to approve the compensation of our NEOs.

Who is entitled to vote?

Holders of either class of our common stock as of the close of business on April 28, 2025—the record date for the Annual Meeting (the "Record Date")—may vote at the Annual Meeting.

As of the Record Date, there were 167,161,461 shares of our Class A common stock and 7,909,862 shares of our Class B common stock outstanding. Our Class A common stock and Class B common stock are collectively referred to in our Proxy Statement as our "common stock." Our Class A common stock and Class B common stock will vote as a single class on all matters described in our Proxy Statement. Stockholders are not permitted to cumulate votes with respect to the election of directors. Each share of Class A common stock is entitled to one vote on each proposal and each share of Class B common stock is entitled to ten votes on each proposal.

Registered Stockholders. If shares of our common stock are registered directly in your name with our transfer agent, Computershare, you are considered the "stockholder of record" with respect to those shares. As the stockholder of record, you have the right to vote online, by telephone or—if you receive paper proxy materials by mail—by filling out and returning the proxy card.

Street Name Stockholders. If shares of our common stock are held on your behalf in a brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares that are held in "street name." If you are a "street name stockholder," the Notice was forwarded to you by your broker, bank or nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you are a beneficial owner, you may attend the Annual Meeting. However, since a beneficial owner is not the stockholder of record, you may not vote your shares of our common stock at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote at the Annual Meeting. If you request a printed copy of our proxy materials by mail, your broker, bank or other nominee will provide a voting instruction form for you to use.

What is the quorum requirement?

A quorum is the minimum number of shares required to be present to properly hold an annual meeting of stockholders and conduct business under our bylaws and Delaware law. The presence, in person or by proxy, of a majority of the voting power of all issued and outstanding shares of our common stock entitled to vote on the Record Date will constitute a quorum at the Annual Meeting. Abstentions, withhold votes and broker non-votes are counted as shares present and entitled to vote for the purposes of determining a quorum.

How many votes are needed for the approval of each proposal?

Proposal One. The election of directors requires a plurality of the voting power of the shares of our common stock, present in person or by proxy, at the Annual Meeting and entitled to vote thereon. "Plurality" means that the nominees who receive the largest number of votes cast "FOR" such nominees are elected as directors. As a result, any shares not voted "FOR" a particular nominee (whether as a result of stockholder abstention or a broker non-vote) will not be counted in such nominee's favor and will have no effect on the outcome of the election. You may vote "FOR" or "WITHHOLD" on the nominees for election as a director.

Proposal Two. The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2026 requires the affirmative vote of a majority of the voting power of the shares of our common stock, present in person or by proxy, at the Annual Meeting and entitled to vote thereon. Abstentions are considered shares present in person and entitled to vote on this proposal, and thus will have the same effect as a vote "AGAINST" this proposal. Broker non-votes will have no effect on the outcome of this proposal. Because brokers have discretionary authority to vote on this proposal, we do not expect any broker non-votes.

Proposal Three. The approval of the compensation of our NEOs requires the affirmative vote of a majority of the voting power of the shares of our common stock, present in person or by proxy, at the Annual Meeting and entitled to vote thereon. Abstentions are considered shares present in person and entitled to vote on this proposal, and thus will have the same effect as a vote "AGAINST" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

Proposal Four. The option in terms of years that receives the highest number of votes from the voting power of shares of our common stock, present in person or by proxy, at the Annual Meeting and entitled to vote thereon, will be considered the frequency preferred by our stockholders. Abstentions and broker non-votes will have no effect on the outcome of this proposal.

How do I vote?

If you are a stockholder of record, there are four ways to vote:



By Internet

Vote at **www.proxyvote.com** until 11:59 p.m. Eastern Time on June 23, 2025 (have your Notice or proxy card in hand when you visit the website). You may also access the voting website by scanning the QR Barcode available on your proxy card.

By Telephone

Vote toll-free at 1-800-690-6903 until 11:59 p.m. Eastern Time on June 23, 2025 (have your Notice or proxy card in hand when you call).



By Mail

Vote by completing and mailing your proxy card (if you received printed proxy materials).



During the Annual Meeting

Instructions on how to attend and vote at the Annual Meeting are described at **virtualshareholdermeeting.com/ OKTA2025.**

In order to be counted, proxies submitted by telephone or internet must be received by 11:59 p.m. Eastern Time on June 23, 2025. Proxies submitted by U.S. mail must be received before the start of the Annual Meeting.

If you are a street name stockholder, please follow the instructions from your broker, bank or other nominee to vote by internet, telephone or mail. You may not vote during the Annual Meeting unless you receive a legal proxy from your broker, bank or other nominee.

Can I change my vote?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy by:

- notifying our Corporate Secretary in writing at Okta, Inc., 100 First Street, Suite 600, San Francisco, California 94105, before the vote is counted;

- voting again using the telephone or internet before 11:59 p.m. Eastern Time on June 23, 2025 (your latest telephone or internet proxy is the one that will be counted); or

- attending and voting during the Annual Meeting.

Simply logging into the Annual Meeting will not, by itself, revoke your proxy.

If you are a street name stockholder, you may revoke any prior voting instructions by contacting your broker, bank or other nominee.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our board. Todd McKinnon, Brett Tighe and Larissa Schwartz have been designated as proxy holders by our board. If your proxy is properly granted, your shares represented by such proxy will be voted at the Annual Meeting in accordance with your instructions. If you do not give specific instructions, your shares will be voted in accordance with the recommendations of our board as described above. If any matters not described in our Proxy Statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares. If the Annual Meeting is adjourned, rescheduled or postponed, the proxy holders can vote your shares on the new Annual Meeting date as well, unless you revoke your proxy instructions as described above.

What is the effect of abstentions and broker non-votes?

Votes withheld from any nominee, abstentions and "broker non-votes" (i.e., where a broker has not received voting instructions from the beneficial owner and for which the broker does not have discretionary power to vote on a particular matter) are counted as present for purposes of determining the presence of a quorum, but otherwise have no effect on the election of directors. Abstentions have the same effect as a vote "AGAINST" (i) the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2026 and (ii) the approval, on an advisory non-binding basis, of the compensation of our NEOs. Abstentions will have no effect on the advisory non-binding vote on the preferred frequency of future advisory non-binding votes to approve the compensation of our NEOs.

Brokerage firms and other intermediaries holding shares of our common stock in street name for their customers are generally required to vote such shares in the manner that their customers direct. If you do not give timely voting instructions, your broker will have discretion to vote your shares on the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm, but will not have discretion to vote on any other proposals, including the election of directors (even if not contested).

Where can I find the voting results of the Annual Meeting?

We will announce preliminary results at the Annual Meeting. We will disclose final results by filing a Current Report on Form 8-K within four business days after the date of the Annual Meeting. If final results are not available at that time, we will provide preliminary voting results in the Current Report on Form 8-K and then provide the final results in an amendment to that Current Report as soon as the voting results become available.

How are proxies solicited for the Annual Meeting?

Our board is soliciting proxies for use at the Annual Meeting. Okta bears all expenses associated with this solicitation. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending our proxy materials to their customers who are beneficial owners of our common stock. In addition, our directors and employees may also solicit proxies in person, by telephone or by other means of communication. Our directors and employees will not be paid any additional compensation for soliciting proxies. We have engaged the services of D.F. King & Co., Inc., a professional proxy solicitation firm, to help us solicit proxies from stockholders, including certain brokers, trustees, nominees and other institutional owners, for a fee of approximately $12,500 plus costs and expenses.

Why did I receive a Notice instead of a full set of proxy materials?

In accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC"), we have elected to furnish our proxy materials, which includes our Proxy Statement and our 2025 Annual Report, primarily online. On or about May 8, 2025, we mailed our stockholders a Notice that contains instructions on how to access our proxy materials electronically, how to vote at the Annual Meeting and how to request printed copies of our proxy materials. The Notice explains how you can request to receive all future proxy materials in printed form by mail or electronically by email. We encourage stockholders to access our proxy materials online to help reduce the environmental impact of our annual meetings.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy?

As permitted by the SEC, we have adopted a procedure called "householding." Under this procedure, we deliver a single copy of the Notice and, if applicable, our proxy materials to multiple stockholders who share the same address, unless we have received contrary instructions from one or more of such stockholders. Householding reduces our printing costs, mailing costs and fees, as well as our environmental impact. Stockholders who participate in householding will still be able to access and receive individual proxy cards. Upon written or oral request, we will promptly deliver a separate copy of the Notice and, if applicable, our proxy materials to any stockholder at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, or if you are receiving multiple copies and wish to participate in householding, please contact us at our principal office address:

Okta, Inc.
Attention: Investor Relations
100 First Street, Suite 600
San Francisco, California 94105
(415) 604-3346

Street name stockholders may contact their broker, bank or other nominee to request information about householding.

What is the deadline to propose actions for consideration at next year's Annual Meeting of Stockholders or to nominate individuals to serve as directors?

Stockholder Proposals

Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at the 2026 Annual Meeting of Stockholders by submitting their proposals in writing to our Corporate Secretary at our principal office address listed above. To be considered for inclusion in our proxy statement for the 2026 Annual Meeting of Stockholders, our Corporate Secretary must receive the written stockholder proposal no later than January 8, 2026. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals should be addressed to:

Okta, Inc.
Attention: Corporate Secretary
100 First Street, Suite 600
San Francisco, California 94105

Our bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in our proxy materials with respect to such annual meeting of stockholders, (ii) otherwise properly brought before such annual meeting of stockholders by or at the direction of our board or (iii) properly brought before such meeting by a stockholder of record entitled to vote at such annual meeting of stockholders who has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our bylaws. To be timely for the 2026 Annual Meeting of Stockholders, our Corporate Secretary must receive the written notice at our principal executive offices:

- not earlier than February 24, 2026, and

- not later than the close of business on March 26, 2026.

In the event we hold the 2026 Annual Meeting of Stockholders more than 30 days before or more than 60 days after the one-year anniversary of the 2025 Annual Meeting, then, for notice by the stockholder to be timely, our bylaws provide that the notice must be received by the Corporate Secretary not earlier than the close of business on the 120th day prior to such Annual Meeting and not later than the close of business on the later of the 90th day prior to such Annual Meeting or the tenth day following the day on which public announcement of the date of such Annual Meeting is first made. In addition to satisfying the foregoing requirements under our bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act.

If a stockholder who has notified us of his, her or its intention to present a proposal at an annual meeting of stockholders does not appear to present his, her or its proposal at such annual meeting of stockholders, we are not required to present the proposal for a vote at such annual meeting of stockholders. We reserve the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these or other applicable requirements.

We intend to file a proxy statement and WHITE proxy card with the SEC in connection with the solicitation of proxies for our 2026 Annual Meeting of Stockholders. Stockholders may obtain our proxy statements (and any amendments and supplements thereto) and other documents as and when filed by us with the SEC without charge from the SEC's website at **www.sec.gov**.

Nomination of Director Candidates

Holders of our common stock may propose director candidates for consideration by the nominating and corporate governance committee of our board (the "nominating committee"). Any such recommendation must include the nominee's name and qualifications for membership on our board and be directed to our Corporate Secretary at the address listed above. For additional information regarding stockholder recommendations for director candidates, please see the section titled "Corporate Governance—Identifying and Evaluating Director Nominees—Stockholder Recommendations" below.

In addition, our bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, you must provide the information required by our bylaws. In addition, you must give timely notice to our Corporate Secretary in accordance with our bylaws, which, in general, require that the notice be received by our Corporate Secretary within the time periods described above under the subsection titled "—Stockholder Proposals" for stockholder proposals that are not intended to be included in a proxy statement.

Availability of Bylaws

A copy of our amended and restated bylaws is included as Exhibit 3.2 to our 2025 Annual Report and is available via the SEC's website at **www.sec.gov**. You may also contact our Corporate Secretary at the address set forth above to receive a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Why is the Annual Meeting being held virtually?

We continue to embrace the latest technology to provide ease of access, real-time communication and cost savings for our stockholders and our company. Hosting a virtual meeting makes it easy for our stockholders to participate from any location around the world.

You will be able to participate in the Annual Meeting online and submit your questions during the meeting by visiting **virtualshareholdermeeting.com/OKTA2025**. You also will be able to vote your shares electronically prior to or during the Annual Meeting.

How can I submit a question at the Annual Meeting?

If you want to submit a question during the Annual Meeting, log into **virtualshareholdermeeting.com/OKTA2025**, type your question in the "Ask a Question" field and click "Submit." Questions pertinent to meeting matters will be read and answered during the Annual Meeting, subject to time constraints.

What if I have technical difficulties or trouble accessing the Annual Meeting?

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Stockholder Meeting log in page. Technical support will be available starting at 8:30 a.m. Pacific Time on June 24, 2025 and will remain available until the Annual Meeting ends.

01

Proposal One: Election of Directors

Board Structure

Our board is divided into three staggered classes of directors. One class is elected each year at the annual meeting of stockholders for a term of three years. The term of the Class II directors expires at the Annual Meeting. The term of the Class III directors expires at the 2026 Annual Meeting of Stockholders and the term of the Class I directors expires at the 2027 Annual Meeting of Stockholders. We expect directors who are re-elected to hold office for a three-year term or until the election and qualification of their successors in office.

Nominees	Director Since	Principal Occupation
Jeff Epstein	2021	Operating Partner, Bessemer Venture Partners
J. Frederic Kerrest	2009	Managing Partner and Founder, Windproof Partners

Our board has nominated Jeff Epstein and J. Frederic Kerrest for election as Class II directors to hold office until the 2028 Annual Meeting of Stockholders or until their successors are duly elected and qualified, subject to their earlier resignation or removal. Each of the nominees is a current Class II director and member of our board and has consented to serve if elected. Rebecca Saeger, currently a Class II director, was not nominated for re-election at the Annual Meeting. We thank Ms. Saeger for her years of distinguished service.

Unless you direct otherwise through your proxy voting instructions, the persons named as proxies will vote all proxies received "FOR" the election of each nominee. Proxies cannot be voted for a greater number of persons than two at the Annual Meeting, the number of nominees named in our Proxy Statement. If any nominee is unable or unwilling to serve at the time of the Annual Meeting, the persons named as proxies may vote for a substitute nominee chosen by our present board. In the alternative, the proxies may vote only for the remaining nominees, leaving a vacancy on our board. Our board may fill such vacancy at a later date or reduce the size of our board. We have no reason to believe that any of the nominees will be unwilling or unable to serve if elected as a director. Our board has adopted a resolution to reduce the size of our board from ten to nine directors immediately following the election of the Class II directors at the Annual Meeting.

Recommendation of Our Board

OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES.

The biographies of each nominee and continuing director below contain information regarding each such person's service as a director of our board, business experience, other director positions held currently or at any time during the last five years, and the experiences, qualifications, attributes or skills that caused our board to determine that the person should serve as a director of the company. In addition to the information presented below regarding each nominee's and continuing director's specific experience, qualifications, attributes and skills that led our board to conclude that he or she should serve as a director, we believe that each of our directors has a reputation for integrity, honesty and high ethical standards. Each of our directors has demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to our company and to our board. Finally, we value our directors' experience in their respective areas of business management and on the boards of directors and board committees of other companies.

Our corporate governance guidelines dictate that a majority of our board must consist of directors whom our board has determined are "independent" under the listing requirements of the Nasdaq Stock Market LLC ("Nasdaq").

Directors

The following table sets forth information regarding our directors as of May 8, 2025.

Name	Age	Director Since	Principal Occupation	Class	Audit Committee	Compensation Committee	Nominating Committee	Cybersecurity Risk Committee
Current and Former Employee Directors								
Todd McKinnon Chairperson	53	2009	Chief Executive Officer	I				
J. Frederic Kerrest Vice Chairperson	48	2009	Managing Partner and Founder, Windproof Partners	II				
Independent Directors								
Shellye Archambeau	62	2018	Former Chief Executive Officer, MetricStream, Inc.	III	member			member
Anthony Bates	58	2024	Chairman and Chief Executive Officer, Genesys Cloud Services, Inc.	III	member			
Emilie Choi	46	2022	President and Chief Operating Officer, Coinbase Global, Inc.	I				member
Robert L. Dixon, Jr.	69	2019	Former Global Chief Information Officer and Senior Vice President, PepsiCo, Inc.	III		member		chair
Jeff Epstein Lead Independent Director	68	2021	Operating Partner, Bessemer Venture Partners	II	chair		member	
Benjamin Horowitz	58	2010	General Partner, Andreessen Horowitz	III				
Rebecca Saeger	70	2019	Former Executive Vice President and Chief Marketing Officer, Charles Schwab & Co., Inc.	II		member	chair	
Michael Stankey	66	2016	Former Vice Chairman, Workday, Inc.	I		chair	member	

Board Skills and Composition

Our board believes that directors who provide a significant breadth of experience, knowledge and abilities in areas relevant to our business, while also representing a range of perspectives and backgrounds, contribute to a well-balanced and effective board.

	Archambeau	Bates	Choi	Dixon	Epstein	Horowitz	Kerrest	McKinnon	Saeger	Stankey
Technology or Innovation. Professional background or experience in the technology industry serving in engineering, product or R&D roles or managing such functions.	■	■	■	■	■	■	■	■	■	
Cybersecurity, Information Security or Privacy. Leadership or significant experience overseeing and managing risks related to the protection and confidentiality of digital systems or data.	■	■	■	■	■	■	■	■		
Global Sales, Markets or Operations. Experience driving business success in markets around the world or directing corporate sales and operations in diverse global environments.	■	■	■	■	■	■	■	■	■	■
Senior Leadership. Experience serving as an executive officer or other officer responsible for a function or business unit.	■	■	■	■	■	■	■	■	■	■
Public Company Boards. Tenure on a public company board other than our board, with an understanding of the related obligations and time commitments.	■	■	■	■	■				■	■
Risk Management. Executive or board-level leadership experience overseeing, auditing or facilitating the execution of a risk management program.	■	■		■	■			■		
Marketing or Brand. Experience leading marketing teams or spearheading efforts to strengthen market share, brand awareness and reputation.	■	■		■		■	■	■	■	■
Finance or Accounting. Professional background or executive or board-level leadership experience in finance, accounting or internal audit or knowledge of financial markets and strategic transactions.	■	■	■		■		■			■

Our board's independence, tenure and age metrics as of May 8, 2025 are highlighted in the following graphics. Information about each continuing director and director nominee follows.



Independence

2
8

- Independent
- Not Independent

Board Tenure (Years)

3
3
4

- < 5
- 5 - 9
- > 10

Age (Years)

3
4
3

- 45-55
- 56-65
- > 65

Information Concerning Director Nominees



Operating Partner, Bessemer Venture Partners

Age 68

Director Since 2021



Jeff Epstein

Mr. Epstein joined our board in May 2021. Mr. Epstein is an Operating Partner at Bessemer Venture Partners, a venture capital firm, which he joined in November 2011. From September 2008 to April 2011, Mr. Epstein served as Executive Vice President and Chief Financial Officer of Oracle Corporation, an enterprise software company. Prior to joining Oracle, Mr. Epstein served as chief financial officer of several public and private companies. Mr. Epstein previously served on the boards of directors of Booking Holdings Inc. from April 2003 to June 2019, Shutterstock, Inc. from April 2012 to June 2021 and Poshmark, Inc., a social commerce marketplace company, from April 2018 to January 2023. Mr. Epstein has served on the boards of Twilio Inc., a cloud communication platform company, since July 2017, Couchbase, Inc., a provider of a leading modern database for enterprise applications, since June 2015, and AvePoint, Inc., a cloud data management company, since July 2021. In April 2025, Autodesk, Inc. a 3D design, engineering and construction software company, appointed Mr. Epstein as a non-voting observer to its board of directors and nominated him for election as a director at its annual meeting of stockholders to be held in June 2025. Mr. Epstein holds a Bachelor of Arts from Yale University and a Master in Business Administration from Stanford University.

We believe that Mr. Epstein is qualified to serve as a member of our board because of his experience as a company executive and as a current and former director of many companies, and because of his knowledge of the industry in which we operate.



Managing Partner and Founder, Windproof Partners

Age 48

Director Since 2009



J. Frederic Kerrest

Mr. Kerrest co-founded Okta and has served as a member of our board since July 2009. Mr. Kerrest is the Managing Partner and Founder of Windproof Partners, an enterprise software growth-stage investment and advisory firm. He was appointed executive vice chairperson of our board in March 2019 and, since November 2023, has served as vice chairperson. From 2009 to November 2023, Mr. Kerrest served as our Chief Operating Officer ("COO"). From August 2002 to February 2007, Mr. Kerrest served in a variety of sales and business development roles at Salesforce.com, Inc., a cloud-based customer relationship management company. Mr. Kerrest holds a Master in Business Administration from the MIT Sloan School of Management and a Bachelor of Science in computer science from Stanford University.

We believe that Mr. Kerrest is qualified to serve as a member of our board because of his experience and perspective as our co-founder and former COO.

Information Concerning Continuing Directors



Former Chief Executive Officer, MetricStream, Inc.

Age 62

Director Since 2018



Shellye Archambeau

Ms. Archambeau joined our board in December 2018. From 2002 until 2018, Ms. Archambeau was Chief Executive Officer of MetricStream, Inc., a leading provider of governance, risk, compliance and quality management solutions to corporations across diverse industries. Prior to that, Ms. Archambeau served as Chief Marketing Officer and Executive Vice President of Sales for Loudcloud, Inc., Chief Marketing Officer of NorthPoint Communications Group, Inc., and President of Blockbuster Inc.'s e-commerce division. Before she joined Blockbuster, she held domestic and international executive positions during a 15-year career at IBM. Ms. Archambeau has served on the boards of directors of Verizon Communications Inc. since 2013, Roper Technologies, Inc. since 2018, and Lineage, Inc. since 2024. Ms. Archambeau previously served on the boards of directors of Nordstrom, Inc. from February 2015 to May 2022 and Arbitron Inc. from 2005 to 2013. Ms. Archambeau holds a Bachelor of Science from the Wharton School of the University of Pennsylvania.

We believe that Ms. Archambeau is qualified to serve as a member of our board because of her experience as a company executive, her valuable knowledge of technology, digital media and communications platforms and her experience serving on other boards of directors.



Chairman and Chief Executive Officer, Genesys Cloud Services, Inc.

Age 58

Director Since 2024



Anthony Bates

Mr. Bates joined our board in June 2024. He has served as Chairman and Chief Executive Officer at Genesys Cloud Services, Inc. since 2021 and 2019, respectively. Mr. Bates previously served as Vice Chairman of the board of Social Capital Hedosophia Holdings Corp. ("Social Capital"), a special purpose acquisition company, from 2017 to 2019. From May 2017 through June 2018, Mr. Bates held the position of Chief Executive Officer of Growth at Social Capital. From June 2014 until December 2016, Mr. Bates served as President of GoPro, Inc., a maker of video and photo capture devices. From June 2013 until March 2014, Mr. Bates was the Executive Vice President, Business Development and Evangelism of Microsoft Corporation, a software company. Mr. Bates was the Chief Executive Officer of Skype Inc., a provider of software applications and related Internet communications products, from October 2010 until its acquisition by Microsoft in 2011, subsequent to which Mr. Bates served as the President of Microsoft's Skype Division until June 2013. From 1996 to October 2010, Mr. Bates served in various roles at Cisco Systems, Inc., a networking equipment provider, most recently as Senior Vice President and General Manager of Enterprise, Commercial and Small Business. Mr. Bates previously served on the boards of directors of eBay, Inc. from March 2015 to June 2022, GoPro, Inc. from June 2014 to June 2018, Sirius XM Holdings, Inc. from September 2013 to February 2016, Social Capital Hedosophia Holdings Corp. from May 2017 to October 2019 and VMware, Inc. from February 2016 to November 2023.

We believe that Mr. Bates is qualified to serve as a member of our board because of his extensive leadership experience in the technology, software and communications industries, including his current Chief Executive Officer role and prior executive positions at large public companies.



President and Chief Operating Officer, Coinbase Global, Inc.

Age 46

Director Since 2022



Emilie Choi

Ms. Choi joined our board in August 2022. Ms. Choi has served as President of Coinbase Global, Inc., a cryptocurrency exchange platform, since November 2020 and as Chief Operating Officer since June 2019. Ms. Choi previously served as Vice President of Business, Data and International at Coinbase from March 2018 to June 2019. From December 2009 to March 2018, Ms. Choi served as the Vice President & Head of Corporate Development for LinkedIn Corporation, a professional networking site and, following its acquisition in December 2016, a subsidiary of Microsoft Corporation, a software company. From August 2007 to December 2009, Ms. Choi served in various positions at Warner Bros. Entertainment Inc., a mass media and entertainment company, including as Director of Digital Business Strategy and Operations and Manager of Corporate Business Development and Strategy. Ms. Choi previously served as a member of the boards of directors of Naspers Limited, a global internet group, and Prosus N.V., the international internet assets division of Naspers Limited, from April 2017 to August 2021, and ZipRecruiter, Inc., a jobs marketplace, from November 2018 to August 2022. Ms. Choi holds a Bachelor of Arts in Economics from the Johns Hopkins University and a Master in Business Administration from the Wharton School at the University of Pennsylvania.

We believe that Ms. Choi is qualified to serve as a member of our board because of her experience as a company executive, her knowledge of the industry in which we operate and her experience as a public company director.



Former Global Chief Information Officer and Senior Vice President, PepsiCo, Inc.

Age 69

Director Since 2019



Robert L. Dixon, Jr.

Mr. Dixon joined our board in June 2019. Mr. Dixon has owned The RD Factor, Inc., a digital and information technology consulting business, since December 2016. Mr. Dixon served at PepsiCo, Inc., a global food and beverage company, as Global Chief Information Officer and Senior Vice President from 2007 through 2016. Previously, Mr. Dixon held various positions with The Procter & Gamble Company, a consumer household products company, since 1977, including Vice President of Global Business Services. Mr. Dixon has served on the boards of directors of Elevance Health, Inc. (formerly Anthem, Inc.), a health benefits company, since 2011, and Build-A-Bear Workshop, Inc., a specialty retailer, since February 2018. At the Georgia Institute of Technology, Mr. Dixon serves on the College of Computing Advisory Board and is an Emeritus Trustee of the Foundation Board. He previously served on the CIO Advisory Board for IBM. Mr. Dixon holds a Bachelor of Science in electrical engineering from the Georgia Institute of Technology.

We believe that Mr. Dixon is qualified to serve as a member of our board because he brings valuable technology experience and the perspective of our customers through his prior role as Global Chief Information Officer and his service on the CIO advisory board for another large public company.



General Partner, Andreessen Horowitz

Age 58

Director Since 2010



Benjamin Horowitz

Mr. Horowitz joined our board in February 2010. Mr. Horowitz is a co-founder and has served as a General Partner of Andreessen Horowitz, a venture capital firm, since July 2009. From September 2007 to October 2008, Mr. Horowitz served as a Vice President and General Manager at Hewlett-Packard Company, an information technology company. From September 1999 to September 2007, Mr. Horowitz co-founded and served as the President and Chief Executive Officer of Opsware Inc., a computer software company. From June 2016 to June 2020, Mr. Horowitz served as a member of the board of directors of Lyft, Inc., which operates a multimodal transportation network. Mr. Horowitz also currently serves on the boards of several private companies. Mr. Horowitz holds a Master of Science in computer science from the University of California, Los Angeles and a Bachelor of Arts in computer science from Columbia University.

We believe that Mr. Horowitz is qualified to serve as a member of our board because of his significant knowledge of and history with our company; his experience as a company executive, a seasoned investor, and a current and former director of many companies; and his knowledge of the industry in which we operate.



Chairperson and Chief Executive Officer

Age 53

Director Since 2009



Todd McKinnon

Mr. McKinnon co-founded Okta and has served as our Chief Executive Officer ("CEO") and as a member of our board since January 2009. Mr. McKinnon was appointed chairperson of our board in February 2017. From October 2003 to February 2009, Mr. McKinnon served in various roles at Salesforce.com, Inc., a cloud-based customer relationship management company, most recently as Senior Vice President of Development. From 1995 to 2003, Mr. McKinnon held various engineering and leadership positions at Peoplesoft, Inc., an enterprise application software company, which was acquired by Oracle Corporation in January 2005. Mr. McKinnon holds a Master of Science in computer science from California Polytechnic State University, San Luis Obispo and a Bachelor of Science in management and information systems from Brigham Young University.

We believe that Mr. McKinnon is qualified to serve as a member of our board because of his experience and perspective as our CEO and co-founder.



Former Vice Chairman, Workday, Inc.

Age 66

Director Since 2016



Michael Stankey

Mr. Stankey joined our board in December 2016. Mr. Stankey served as Vice Chairman at Workday, Inc., a financial and human capital management software vendor, from June 2015 to May 2024, as President and Chief Operating Officer from September 2009 to June 2015, and as a member of the board of directors from June 2015 to April 2021. From October 2007 to September 2009, Mr. Stankey was an Operating Partner at Greylock Partners, a venture capital firm. From December 2001 to April 2007, Mr. Stankey served as Chairman and Chief Executive Officer at PolyServe, Inc., a database and file serving utility service. From February 2017 to October 2021, Mr. Stankey served as a member of the board of directors of Cloudera, Inc., a data management, machine learning and advance analytics platform provider. Mr. Stankey holds a Bachelor of Business Administration from the University of Wisconsin-Eau Claire.

We believe that Mr. Stankey is qualified to serve as a member of our board because of his experience as a company executive and as a current and former board member of other public companies.

Corporate Governance Highlights

Independent Oversight

- 80% of our directors are independent

- 100% independent membership for all required standing board committees

- Board autonomy to retain independent experts, advisors or professionals

Board Effectiveness

- Regular executive sessions of independent directors

- Rigorous director candidate search and evaluation process

- Ongoing review of director skills against evolving business needs

- Annual board and committee assessments and director self-evaluations conducted by a third party

Stakeholder Accountability

- Annual stockholder engagement program

- Strong "pay-for-performance" philosophy to align executive compensation with company performance

- Fourth annual ESG Fact Sheet published

- Robust stock ownership guidelines for non-employee directors and executive officers

Fiscal 2025 Achievements

- Increased the percentage of overall equity awards granted to our executive officers that consist of performance-based incentives—for our CEO, from 50% to 60%, and for other NEOs, from 33% to 50%

- Added a new independent director to deepen our board's skill set

- Launched the Okta Secure Identity Commitment, our long-term initiative to lead the industry in the fight against identity attacks—learn more at **www.okta.com/secure-identity-commitment/**

Corporate Governance

Our business and affairs are managed under the direction of our board, the members of which are elected by our stockholders. In carrying out its responsibilities, our board selects and monitors our top management, provides oversight of our financial reporting processes and determines and implements our corporate governance policies.

Our board and management team are committed to good corporate governance in order to manage Okta for the long-term benefit of our stockholders. Our governance framework includes a variety of policies, procedures and practices to promote such goal, as well as facilitate our board's effective oversight of our business and corporate strategy independent of management. During the past year, our management periodically reviewed our corporate governance policies and practices to ensure that they remain consistent with the requirements of the Sarbanes-Oxley Act of 2002, SEC rules and Nasdaq listing standards.

Besides verifying the independence status of each director and each member of our board committees (as discussed below under "Independence of Our Board"), at the direction of our board, we also:

- periodically review and make necessary changes to the charters for each of our board committees, including the audit committee of the board (the "audit committee"), the compensation committee of the board (the "compensation committee"), the nominating committee and the cybersecurity risk committee of our board (the "cybersecurity risk committee");

- have established disclosure control policies and procedures in accordance with the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC;

- have a procedure to receive and address anonymous and confidential complaints or concerns regarding audit or accounting matters; and

- maintain a code of conduct that applies to our employees, directors and officers, including our CEO, Chief Financial Officer ("CFO") and other executive and senior financial officers.

Corporate Governance Guidelines

Our board has adopted a set of corporate governance guidelines which can be found on our investor relations website at **investor.okta.com** under "Responsibility and Governance—Governance Overview." Our corporate governance guidelines address such matters as:

- **Director independence**—independent directors must constitute at least a majority of our board;

- **Director time commitments**—our nominating committee reviews the time commitments of incumbent directors and director candidates to determine their ability to devote sufficient time and attention to our board and perform their duties effectively;

- **Board effectiveness**—our board and each of its committees must conduct an annual self-evaluation;

- **Access to independent advisors**—our board as a whole, and each of its committees separately, has authority to retain independent experts, advisors or professionals as each deems necessary or appropriate; and

- **Board committees**—all members of the audit, compensation and nominating committees are independent in accordance with applicable Nasdaq criteria.

Our nominating committee is responsible for reviewing our corporate governance guidelines from time to time and for reporting and making recommendations to our board concerning corporate governance matters.

Code of Conduct

Our board has adopted a code of conduct that applies to all of our employees, directors and officers, including our CEO, CFO and other executive and senior financial officers. The full text of our code of conduct is available on our investor relations website at **investor.okta.com** under "Responsibility and Governance—Governance Overview." We intend to satisfy the disclosure requirement under Item 5.05 of Current Report on Form 8-K regarding amendments to, or waivers from, a provision of our code of conduct that applies to our directors or our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions by posting such information, on the Governance Overview page of our website. During the fiscal year ended January 31, 2025 ("fiscal 2025"), no waivers were granted from any provision of the code of conduct.

Independence of Our Board

Our Class A common stock is listed on Nasdaq. Under the Nasdaq listing standards and our corporate governance guidelines, independent directors must constitute a majority of a listed company's board. In addition, the Nasdaq listing standards require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating committees be independent. Under the Nasdaq listing standards, a director will only qualify as an "independent director" if, in the opinion of that listed company's board of directors, that director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must satisfy the additional independence criteria set forth in Rule 10A-3 under the Exchange Act and the Nasdaq listing standards. Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and the Nasdaq listing standards.

Our board has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board has determined that Ms. Archambeau, Mr. Bates, Ms. Choi, Mr. Dixon, Mr. Epstein, Mr. Horowitz, Ms. Saeger and Mr. Stankey do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and the Nasdaq listing standards. In making these independence determinations, our board considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and any of their affiliated funds, and any transactions involving them, as described in the section titled "Certain Relationships and Related Party Transactions."

There are no family relationships among any of our directors or executive officers.

Executive Leadership Development and Succession Planning

Succession planning for our CEO and other executive officers is a key aspect of our board's periodic reviews of human capital management matters. At least annually, our board reviews and discusses succession plans for our CEO and other executive officers. To help fulfill our board's responsibility, our compensation committee provides oversight over executive leadership development and succession planning, and helps develop appropriate plans to address CEO succession both in the ordinary course of business and in the event of an unexpected situation.

Board Leadership Structure and Role of Our Lead Independent Director

We believe that an effective board understands its company's business needs and exercises independent oversight over management. In reviewing its leadership structure, our board has determined that combining the roles of CEO and chairperson of our board effectively serves the interests of our company and our stockholders. Mr. McKinnon, our co-founder and CEO, serves as chairperson of our board, and Mr. Kerrest, our co-founder and former COO, serves as vice chairperson of our board. We believe that Mr. McKinnon and Mr. Kerrest bring valuable insight to our board as a result of their experience as Okta's co-founders. Their extensive knowledge of our industry also uniquely positions them to identify opportunities for growth.

To facilitate robust independent oversight by our board, our corporate governance guidelines provide that our board may appoint one of our independent directors to serve as the lead independent director. The lead independent director is intended to serve as an impartial representative of the independent directors who can communicate their views to the chairperson and CEO. In June 2024, Jeff Epstein succeeded Ben Horowitz as our lead independent director. As our lead independent director, Mr. Epstein serves as an additional liaison between management and the independent directors. He also presides over meetings of our board in the absence of our chairperson and periodic meetings of our independent directors, advises on board meeting agendas, participates in communications with our largest stockholders and performs such additional duties that our board may request.

We believe that our current leadership structure is appropriate because it promotes effective independent oversight of management. Mr. McKinnon's combined role enables strong leadership, creates clear accountability and enhances our ability to communicate our message and strategy clearly and consistently to stockholders. In addition, we believe the chairperson of our board is well-positioned to act as a bridge between management and the board, facilitating the regular flow of information while presiding over meetings of our board. Among other duties, the chairperson of our board may represent our board in communications with stockholders and provide input on the structure and composition of our board. Our board will continue to periodically review our board's leadership structure and consider the circumstances under which the roles of chairperson of our board and CEO could most effectively serve the interests of our company and its stockholders if such roles were separated. As discussed in "Stockholder Outreach" below, from time to time, our company proactively engages with stockholders throughout the year to learn their perspectives on significant issues, and intends to continue to do so, including with respect to gathering stockholder perspectives on board leadership structure.

Our Board's Role in Risk Oversight

Risk is inherent in every business and we face a number of risks, including, among others, strategic, financial, business and operational, macroeconomic, cybersecurity, legal and regulatory compliance, and reputational risks. We have designed and implemented processes to manage risk in our operations, including our enterprise risk management program.

Our management team is responsible for the day-to-day management of risks the company faces, while our board, as a whole and assisted by its committees, has responsibility for the oversight of risk management, including our enterprise risk management program and its processes for monitoring our risk exposures. Management's involvement in day-to-day risk management enables them to assist our board in the effective design, establishment, maintenance, review and evaluation of our disclosure controls and procedures. In its risk oversight role, our board has the responsibility to satisfy itself that the enterprise risk management framework and processes that our management team has designed and implemented are appropriate and functioning as designed. To that end, our board believes that open communication between our management team and our board is essential for effective risk management and oversight. Our CEO and other members of the senior management team attend quarterly meetings of our board, as well as such other meetings as the board deems appropriate, where, among other topics, they discuss strategy and risks facing the company. In this respect, our full board reviews strategic and operational risk in the context of reports from our management team, receives reports on all significant committee activities at each regular meeting and evaluates the risks inherent in significant transactions and events.

While our board is ultimately responsible for risk oversight, our board committees help fulfill those oversight responsibilities in certain areas of risk. As described below, each committee has oversight over certain business and operational risks that are relevant to its focus area.

Audit Committee	Our audit committee assists our board in fulfilling its oversight responsibilities with respect to risk management in the areas of internal control over financial reporting and disclosure controls and procedures, legal and regulatory compliance, liquidity risk and cybersecurity. Our audit committee meets with our management team and Ernst & Young LLP to (i) discuss guidelines and policies with respect to risk assessment and risk management and (ii) review our major financial risk exposures and the steps our management team has taken to monitor and control these exposures. Our audit committee also receives updates on our enterprise risk management program, which include updates on certain existing and emerging risks, including those related to cybersecurity.
Compensation Committee	Our compensation committee assists our board in fulfilling its oversight responsibilities with respect to the management of risks associated with our compensation programs and policies. In this regard, our compensation committee assesses risks created by the incentives inherent in our compensation policies for both executives and employees generally. At least annually, our compensation committee, along with our management team, considers potential risks when reviewing and approving various compensation plans, including executive compensation. Based on its most recent review, our compensation committee has concluded that our compensation programs, including our executive compensation program, do not encourage risk taking to a degree that is reasonably likely to have a materially adverse impact on our company or our operations.
Nominating Committee	Our nominating committee assists our board in fulfilling its oversight responsibilities with respect to the management of risk associated with our board's organization, membership and structure and corporate governance. In this regard, our nominating committee at least annually reviews director skill sets and time commitments, committee membership and needs and, if warranted, implements committee membership or structure adjustments.
Cybersecurity Risk Committee	Our cybersecurity risk committee assists our board in the oversight of the company's management of risks related to cybersecurity and data privacy. In fulfilling this role, our cybersecurity risk committee oversees the effectiveness of our cybersecurity and data privacy programs, including the company's practices for identifying, assessing and mitigating cybersecurity and data privacy risks across all business functions. Our cybersecurity risk committee receives periodic reports from our Chief Security Officer and other members of management relating to risk management of our cybersecurity and data programs.

Meetings of Our Board and Annual Meeting Attendance

Our board held five meetings during fiscal 2025. Each director attended at least 75% of all meetings of our board and the committees on which he or she served that were held during the period for which he or she was a director or committee member during fiscal 2025. Under our corporate governance guidelines, directors are expected to spend the time needed and meet as frequently as our board deems necessary or appropriate to discharge their responsibilities. Directors are also expected to make efforts to attend our annual meeting of stockholders, all meetings of our board and all meetings of the committees on which they serve. All but one of our directors then in office attended the 2024 Annual Meeting of Stockholders.

Committees of Our Board

Our board has established four standing committees: audit, compensation, nominating and cybersecurity risk.

The composition and responsibilities of each board committee are described below. Each committee is composed of independent directors of our board who serve on the relevant committee until they resign or until otherwise determined by our board. Our board assesses the composition of the committees at least annually to consider whether to rotate committee assignments. Each committee operates pursuant to a written charter that our board has adopted. Our audit, compensation and nominating committee charters are available on our website at **investor.okta.com/responsibility-and-governance/governance-overview**.

Audit Committee

Members

Ms. Archambeau

Mr. Bates

Mr. Epstein (Chair)

Ms. Choi served on our audit committee until January 2025.

Independence

Each audit committee member who served during fiscal 2025 meets the requirements for independence under current Nasdaq listing standards and SEC rules and regulations.

Financial Expertise

Each audit committee member who served during fiscal 2025 meets the financial literacy requirements of the Nasdaq listing standards. In addition, our board has determined that our former audit committee member, Ms. Choi, and each of our current audit committee members, is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act").

Eight meetings during fiscal 2025

The primary purpose of our audit committee is to help our board fulfill its oversight responsibilities with respect to the company's corporate accounting and financial reporting; engagement of the independent registered public accounting firm; financial and regulatory reporting; and the performance of the internal audit function.

Primary Responsibilities

- Selects a qualified firm to serve as the independent registered public accounting firm to audit our financial statements

- Discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with our management team and the independent registered public accounting firm, our interim and year-end results of operations

- Develops procedures for employees to submit concerns anonymously about questionable accounting or audit matters

- Reviews our policies on risk assessment and risk management

- Reviews related party transactions

- Approves (or, as permitted, pre-approves) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm

Our audit committee annually reviews the independent registered public accounting firm's performance and independence, which includes reviewing all relationships between the independent registered public accounting firm and Okta, and any disclosed relationships or services that may impact the objectivity and independence of the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable rules of the SEC and the Nasdaq listing standards.

Compensation Committee

The primary purpose of our compensation committee is to help our board discharge its responsibilities relating to compensation of the company's directors and executive officers and oversee the company's overall compensation structure, policies and programs.

Primary Responsibilities

- Reviews, approves and determines or makes recommendations to our board regarding, the compensation of our executive officers, including our CEO

- Administers our equity incentive plans

- Reviews and approves, or makes recommendations to our board regarding, incentive compensation and equity plans

- Reviews executive leadership development and succession planning

- Establishes and reviews general policies relating to the compensation and benefits offered to our employees

Our compensation committee operates under a written charter that satisfies the applicable rules of the SEC and the Nasdaq listing standards.

Compensation Committee Interlocks and Insider Participation

During fiscal 2025, Messrs. Dixon and Stankey and Ms. Saeger were the only members of our compensation committee. No member of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board or compensation committee. See the section titled "Certain Relationships and Related Party Transactions" for information about related party transactions involving members of our compensation committee or their affiliates.

Members

Mr. Dixon

Ms. Saeger

Mr. Stankey (Chair)

Independence

The composition of our compensation committee meets the requirements for independence under the Nasdaq listing standards and SEC rules and regulations. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act.

Five meetings during fiscal 2025

Nominating Committee

The primary purpose of our nominating committee is to help our board monitor the effectiveness of our corporate governance policies and practices, including board and committee structure; lead our director nomination process; and facilitate board and management self-evaluations.

Primary Responsibilities

- Identifies, evaluates and selects or makes recommendations to our board regarding, nominees for election to our board and its committees

- Evaluates the performance of our board and its committees

- Considers and makes recommendations to our board regarding the composition of our board and its committees

- Reviews developments in corporate governance practices

- Reviews our environmental, social and governance ("ESG") programs and public disclosures

- Evaluates the adequacy of our corporate governance practices and reporting

- Develops and makes recommendations to our board regarding our corporate governance guidelines

Our nominating committee operates under a written charter that satisfies the applicable Nasdaq listing standards.

Members

Mr. Epstein

Ms. Saeger (Chair)

Mr. Stankey

Independence

The composition of our nominating committee meets the requirements for independence under the Nasdaq listing standards and SEC rules and regulations.

Five meetings during fiscal 2025

Cybersecurity Risk Committee

Members

Ms. Archambeau

Ms. Choi

Mr. Dixon (Chair)

Independence

Each member of the cybersecurity risk committee meets the requirements for independent directors generally under the Nasdaq listing standards and SEC rules and regulations.

The primary purpose of our cybersecurity risk committee is to help our board oversee the company's management of risks related to cybersecurity and data privacy.

Primary Responsibilities

- Oversees the effectiveness of our cybersecurity and data privacy programs, including the company's practices for identifying, assessing and mitigating cybersecurity and data privacy risks across all business functions

- Reviews controls to prevent, detect and respond to cybersecurity attacks or incidents, or information or data breaches

- Oversees our cybersecurity resiliency, including related crisis preparedness and incident response plans

- Receives periodic reports from our Chief Security Officer, and as appropriate, other members of management or outside advisors, relating to risk management of our cybersecurity and data privacy programs

Our cybersecurity risk committee operates under a written charter that our board has adopted.

Identifying and Evaluating Director Nominees

Our board has delegated to our nominating committee the responsibilities of identifying suitable candidates to nominate to our board (including candidates to fill any vacancies that may occur), and assessing their qualifications in light of the policies and principles in our corporate governance guidelines and the committee's charter. Our nominating committee may gather information about candidates through interviews, detailed questionnaires, comprehensive background checks or any other means its members deem appropriate. Our nominating committee then meets as a group to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of our board. Based on the results of the evaluation process, our nominating committee recommends candidates for our board's approval as director nominees for election to our board.

Minimum Qualifications

Our nominating committee uses a variety of methods for identifying and evaluating director nominees and will consider all facts and circumstances that it deems appropriate or advisable. As part of this process, our nominating committee considers the current size and composition of our board, as well as the needs of our board and its committees.

Some of the qualifications that our nominating committee considers include, without limitation, issues of character, ethics, integrity, judgment, independence, diversity (including skills and expertise, business and professional experience, perspective, personal background and other qualities relevant to the success of the company and the functioning of our board), education, business acumen, length of service in current or prior roles, experience with businesses or other organizations of a comparable size and industry, an understanding of our business and industry and other commitments. In addition, nominees must have proven achievement and competence in their respective fields, the ability to exercise sound business judgment, an objective perspective, the ability to offer advice and support to our management team and the ability to make significant contributions to Okta's success. Our nominating committee looks for individuals who have skills that are complementary to those of our existing board, the highest ethics, a commitment to the long-term interests of our stockholders and an understanding of the fiduciary responsibilities of a public company director. Finally, nominees must have sufficient time available in the judgment of our nominating committee to effectively perform all board and committee responsibilities. Members of our board are expected to prepare for, attend and participate in all board and applicable committee meetings. Other than the foregoing, there are no stated minimum criteria for director nominees, although our nominating committee may also consider other factors that it deems, from time to time, to be in the best interests of Okta and our stockholders.

Jeff Epstein, our lead independent director, currently serves on the boards of directors of three public companies in addition to Okta, and he has recently been nominated to join the board of directors of a fourth public company in June 2025. When considering Mr. Epstein as a nominee, our nominating committee met with Mr. Epstein and, after speaking with him regarding his time commitments, determined that his other obligations are not likely to interfere with his performance as a director or ability to perform his duties effectively. We also believe that, as a result of his other directorships, Mr. Epstein gains insights that are relevant for our business and enhance our board's understanding of our industry and the competitive landscape. Since joining our board in July 2021, Mr. Epstein has demonstrated his dedication to our board, having attended 100% of the meetings of our board and the committees of which he is a member. He is an active participant during meetings and is accessible for informal discussions with management and our independent directors.

Stockholder Recommendations

Stockholders may submit recommendations for director candidates to our nominating committee by writing to our Corporate Secretary at Okta, Inc., 100 First Street, Suite 600, San Francisco, California 94105. All such recommendations should include the nominee's name and qualifications and all other information required by our bylaws. Our nominating committee will evaluate any candidates properly recommended by stockholders against the same criteria and pursuant to the same policies and procedures that govern the evaluation of candidates proposed by directors or members of our management team.

Stockholder Outreach

We value the input of our stockholders and actively seek their feedback on our board, corporate governance practices, ESG initiatives and executive compensation program. With oversight and direction from our nominating committee, which includes our lead independent director, we have a dedicated team that conducts an annual stockholder outreach program to solicit and better understand stockholder perspectives.

In the fall of 2024 (fiscal 2025), we sought feedback from our top 40 institutional stockholders, representing a significant cross-section of our stockholder base. Our engagement team met with governance professionals from passive funds as well as portfolio managers from active funds. Our lead independent director and nominating committee chair also spoke directly with certain of our stockholders as part of the outreach program.

Outreach to stockholders holding **61%** of outstanding common stock	**25%** of stockholder meetings represented first-time fall engagement with investors	Director participation for **38%** of stockholder meetings

We summarize the results of our outreach to our board and deliberate on ways to effectively integrate critical stockholder feedback into our decision-making. Recent examples of our responses to stockholder feedback include:

- increasing the ratio of performance-based executive compensation;
- adding additional details about our board leadership structure and succession planning in our proxy statement; and
- incorporating stockholder feedback into our director search criteria.

During our engagements in fiscal 2025, we and our stockholders discussed key topics such as board composition, strategic business priorities, corporate governance and ESG. As in prior years, we also discussed our compensation programs. Stockholders noted that we were responsive to recent requests to expand our performance-based restricted stock unit ("PSU") program for executive officers. For further details on the results of our compensation-related stockholder outreach, including the results of our 2024 advisory non-binding Say-on-Pay vote, please see "Compensation Discussion and Analysis" below.

We are committed to continuing our stockholder engagements to maintain an open dialogue and deepen our understanding of their perspectives.

Stockholder Communications

All stockholders and other interested parties are welcome to communicate with our board as a whole or with individual directors through an established process for stockholder communications. For a communication directed to our board as a whole, please contact our Chief Legal Officer ("CLO") by email at **investor@okta.com** (specifying "ATTN: Chief Legal Officer" in the subject line). For a communication directed to an individual director in his or her capacity as a member of our board, please contact the director by email at **investor@okta.com** (specifying "ATTN: [name of director]" in the subject line).

Our CLO, in consultation with appropriate directors as necessary, will review all incoming communications and, if appropriate, will forward such communications to the appropriate director(s) or to the chairperson of our board. Our CLO generally will not forward communications deemed inappropriate, including, for example, business solicitations, advertisements, mass mailings, resumes, "junk" mail or surveys or individual grievances or other interests that are personal to the writer and could not reasonably be construed to be of concern to securityholders or other constituencies of the company. Further information is available in our amended and restated securityholder communication policy, located on our investor relations website at **investor.okta.com** under "Responsibility and Governance—Governance Overview."

Environmental, Social and Governance Matters

We believe we have a long-term responsibility to have a positive impact on our society, the environment and all of our stakeholders, including our stockholders, customers, employees, partners and communities. Our ESG strategy aligns with our long-term goals to drive long-term growth and create measurable value for our stockholders. We are executing on these objectives by establishing effective governance to identify and manage key ESG risks arising from our operations.

More information on our ESG strategy and initiatives is available on the "Social and Environmental Responsibility at Okta" section of our website at **okta.com/responsibility**. That section of our website also includes important ESG reporting and disclosures, including our latest ESG Fact Sheet, which tracks our year-over-year updates with respect to our greenhouse gas ("GHG") emissions inventory, human capital programs, community support and sustainability efforts. The information contained on, or that can be accessed through, our website is not incorporated by reference into our Proxy Statement.

ESG Governance and Strategic Oversight

We have established a multi-tiered governance structure designed to provide an appropriate level of oversight and accountability over ESG matters. Our ESG Committee, which consists of employees from teams across Okta, manages our ESG program and related initiatives. The ESG Committee periodically reports to our ESG Executive Committee, which is responsible for the strategic direction of our ESG efforts. Our ESG Executive Committee includes our CFO, CLO, Chief People Officer and EVP of Corporate Development. The status of our ESG program and related public disclosures are reported to and reviewed by our nominating committee throughout the year, acting on behalf of our board. Additionally, each standing board committee reviews certain functional aspects of our ESG program that fall under their respective purview as listed below.

Audit Committee	• Materiality risk assessments for energy and climate and regulatory compliance • Responsible artificial intelligence ("AI") as part of its enterprise risk management oversight
Compensation Committee	• Human capital management, including talent, culture and leadership
Nominating Committee	• Corporate governance and board practices • Investor and stakeholder policies and feedback • Social responsibility and philanthropic commitments
Cybersecurity Risk Committee	• Cybersecurity and data privacy

Select ESG Focus Areas

Protecting Our Customers

We believe privacy and security are interdependent. In designing our product offerings and services, we strive to protect our customers' information and maintain the security of our and our customers' systems and networks.

- **Data Privacy.** Protecting the privacy of our customers and employees is a key goal in our product development and operations. We implement a variety of technical and operational safeguards designed to protect the data of our customers and employees and be transparent about our use of that data. Our cybersecurity risk committee also oversees the effectiveness of Okta's data privacy program. Our privacy team advises management and briefs the cybersecurity risk committee on our privacy program.

- **Security.** Our board has delegated to our cybersecurity risk committee responsibility for overseeing Okta's cybersecurity program. Our cybersecurity program includes a risk management framework intended to protect the integrity and availability of our critical systems, internal networks and information. Through this program, we implement policies and processes to respond to cybersecurity threats and mitigate impacts to our business and our customers.

Supporting Our Communities

We strive to create a safely connected world where everyone can belong and thrive by mobilizing our people, products and dollars to give back to our communities. Our people, in particular, play a key role in driving our community impact. In fiscal 2025, approximately 93% of Okta employees participated in Okta for Good, our social impact and sustainability initiative, by donating or volunteering.

Our philanthropic efforts are guided by our broader vision to bring secure digital access to people and organizations everywhere. Throughout fiscal 2025, we continued our work to accelerate digital transformation by making our own identity solutions more accessible to the social sector. We increased investments in non-profit organizations and strategic partnerships to address cyber threats impacting society and expanded our efforts to support and provide training to cybersecurity talent.

Through the Okta for Good Fund, we plan to address pressing challenges in three key areas:

- **Tech for Good:** We want to accelerate digital transformation and strengthen the security posture of civil society organizations. In fiscal 2025, we continued to donate our technology and solutions to help organizations better protect their businesses and the communities they serve. We also helped our nonprofit customers adopt multi-factor authentication and implement security practices. Finally, we launched our Okta for Good Identity Lab to provide funding, as well as product and technical expertise, to support organizations looking to deepen their approach to security.

- **Digital Divide:** We believe that making technology jobs more accessible and training the next generation of talent will help keep society safer from cybersecurity attacks. Through our Cybersecurity Workforce Development Initiative and by expanding partnerships with organizations to fund cybersecurity training clinics, we continued to advance our goals of developing skilled, career-ready workers. We also provide educational grants for cybersecurity training programs.

- **Energy and Climate:** Our focus on managing climate-related risks and opportunities extends beyond our own business and we work to help our partners and our communities achieve their energy and climate goals. We encourage our vendors to create their own science-based targets and provide them with educational guidebooks as a starting point to help them achieve those targets. During fiscal 2025, we continued to support the security and resilience of communities by expanding funding for solar energy access and providing grants to areas disproportionately impacted by climate emergencies.

Responsible AI Innovation

We use internally developed and third-party developed machine learning and AI technologies in our offerings and business. We are also making investments in expanding our AI capabilities, including ongoing deployment and improvement of existing machine learning and AI technologies, as well as developing new product features using AI technologies, including, for example, generative AI. As we develop and deploy AI technologies, our commitment to security guides our decision-making. Following our core value to "Drive What's Next," we aim to empower our teams to engage with AI while staying focused on keeping innovation at Okta responsible and secure.

We have developed practices and processes to encourage responsible AI use and safely accelerate AI innovation at Okta, such as:

- Publishing our Responsible AI Principles to clarify how our approach to AI innovation is tied to each of our core values.

- Forming a cross-functional AI Governance Team to oversee and implement our responsible AI strategy across the business.

- Deepening our teams' knowledge of AI and AI-enabled technology by inviting leaders in AI innovation from universities, large technology companies and startups to share their learnings and best practices.

Our audit committee oversees responsible AI as part of its oversight of our enterprise risk management program.

Environmental Sustainability

We have set long-term goals and targets to address climate-related risks relevant to our business. We track our progress around these goals and targets throughout the year and use the results to identify further opportunities to reduce our carbon footprint. With the help of a third-party consultant, we conduct a GHG emissions analysis, which includes our Scope 1, Scope 2 and relevant Scope 3 emissions categories, the results of which we submit to CDP.

We continue to work on achieving 100% renewable electricity for our global real estate footprint on an annual basis. In the fiscal year ended January 31, 2024 ("fiscal 2024"), we achieved 100% renewable electricity to match the electricity consumption of our global offices, the estimated electricity consumption of our remote workforce and the electricity consumption of our third-party cloud service providers. We continued our efforts during fiscal 2025 to right-size our global office footprint and achieve both LEED Silver and WELL Silver standards for all new direct-leased offices.

Non-Employee Director Compensation

Our non-employee director compensation program is designed to attract, retain and reward qualified directors and further align the financial interests of our non-employee directors with those of our stockholders. Our compensation committee is responsible for reviewing and making recommendations to the board regarding compensation paid to non-employee directors for their board and board committee service. Periodically, our compensation committee reviews our non-employee director compensation program, receiving input from our compensation committee's independent compensation consultant regarding market practices and the competitiveness of our non-employee director compensation program in relation to the general market and our compensation peer group.

Under our non-employee director compensation program, non-employee directors receive initial equity grants when they join the board and annual cash retainers and equity grants for their continued annual service. We also reimburse all reasonable out-of-pocket expenses incurred by directors in order to attend meetings of our board or any committee thereof.

When first appointed to our board, non-employee directors are granted restricted stock unit awards ("RSUs") having a fair market value of $530,000 on the date of grant. These initial RSU grants vest in equal annual installments on the first three anniversaries of the date on which the non-employee director was appointed to our board, subject to continuous service.

Non-employee directors receive the following annual cash retainers for their service:

Position	Annual Cash Retainer ($)
Board Member	35,000
Lead Independent Director	20,000
Audit Committee Chair	26,000
Compensation Committee Chair	20,000
Nominating Committee Chair	12,000
Cybersecurity Risk Committee Chair	18,000
Audit Committee Member other than Chair	13,000
Compensation Committee Member other than Chair	10,000
Nominating Committee Member other than Chair	6,000
Cybersecurity Risk Committee Member other than Chair	9,000

In addition, on the date of each annual meeting of stockholders, each non-employee director who will continue as a non-employee director following such meeting will be granted RSUs having a fair market value of $245,000 on the date of grant. These annual RSU grants will fully vest on the earlier of the first anniversary of the grant date or immediately prior to the next annual meeting of stockholders, subject to continuous service.

Under our non-employee director compensation program, all RSUs granted to non-employee directors are settled in shares of our Class A common stock. The non-employee director compensation program provides that these RSUs are subject to full accelerated vesting upon the sale of our company in a Sale Event (as defined in our 2017 Equity Incentive Plan, as amended (the "2017 Plan")).

The following table presents the total compensation for each person who served as a non-employee director during fiscal 2025. Mr. McKinnon, who is also an Okta employee, received no compensation for his service as a director. The compensation received by Mr. McKinnon as CEO is presented in the "Fiscal 2025 Summary Compensation Table" below.

Other than as set forth in the tables below, we did not pay any compensation or make any equity awards to our non-employee directors during fiscal 2025.

Fiscal 2025 Director Compensation Table

Name	Fees Earned or Paid In Cash ($)	Stock Awards ($)[1][2]	Total ($)
Shellye Archambeau	50,440	245,025	295,465
Anthony Bates[3]	22,494	530,064	552,558
Emilie Choi	49,345	245,025	294,370
Robert L. Dixon, Jr.	53,160	245,025	298,185
Jeff Epstein	74,266	245,025	319,291
Benjamin Horowitz	40,788	245,025	285,813
J. Frederic Kerrest[4]	21,495	245,025	266,520
Rebecca Saeger	52,563	245,025	297,588
Michael Stankey	56,370	245,025	301,395

(1) The amounts reported represent the aggregate grant date fair values of the RSUs granted during fiscal 2025 under our 2017 Plan as computed in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718 ("ASC Topic 718"). Such grant date fair values do not take into account any estimated forfeitures related to service-based vesting conditions. The assumptions used in calculating the grant date fair values are set forth in the notes to our consolidated financial statements included in our 2025 Annual Report. These amounts do not necessarily correspond to the actual values recognized or that may be recognized by the directors.

(2) As of January 31, 2025, our non-employee directors held the options and stock awards as set forth in the following table:

Name	Shares of Class A Common Stock Underlying Options	Shares of Class B Common Stock Underlying Options	RSUs Covering Class A Common Stock
Shellye Archambeau	—	—	2,832
Anthony Bates	—	—	6,099
Emilie Choi	—	—	4,045
Robert L. Dixon, Jr.	—	—	2,832
Jeff Epstein	—	—	2,832
Benjamin Horowitz	—	—	2,832
J. Frederic Kerrest	267,010	403,852	8,895
Rebecca Saeger	—	—	2,832
Michael Stankey	—	190,000	2,832

(3) Mr. Bates joined our board in June 2024.

(4) Mr. Kerrest ceased serving as an employee of the company in November 2023 but did not commence receiving compensation as a non-employee director until June 20, 2024, the date of the 2024 Annual Meeting of Stockholders. In lieu of receiving an initial RSU grant as a non-employee director, Mr. Kerrest agreed to forfeit 76,549 stock options that were out of the money. His outstanding RSUs and 5,963 stock options continued to vest in accordance with their original terms.

02

Proposal Two: Ratification of the Appointment of Our Independent Registered Public Accounting Firm

Our audit committee has appointed Ernst & Young LLP as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending January 31, 2026. We are asking our stockholders to ratify this appointment. Ernst & Young LLP has served as our independent registered public accounting firm since 2013.

Our board is submitting the appointment of Ernst & Young LLP to stockholders for ratification as a matter of good corporate governance. In the event our stockholders do not ratify this appointment by an affirmative vote of a majority of the voting power of the shares of our common stock, present in person or by proxy, at the Annual Meeting, our audit committee will reconsider retaining Ernst & Young LLP. Even if the appointment is ratified, our audit committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the fiscal year if they determine that such a change would be in the best interests of the stockholders.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

We have adopted a policy under which our audit committee must pre-approve all audit and permissible non-audit services to be provided by the independent registered public accounting firm. As part of its review, our audit committee considers whether the categories of pre-approved services are consistent with rules on accountant independence prescribed by the SEC and the Public Company Accounting Oversight Board ("PCAOB"). Our audit committee pre-approved all services performed by the independent registered public accounting firm in fiscal 2025 in accordance with the foregoing pre-approval policies and procedures.

Recommendation of Our Board

OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JANUARY 31, 2026.

Audit Fees

The following table sets forth the fees billed or to be billed by Ernst & Young LLP and its affiliates for professional services rendered with respect to fiscal 2025 and fiscal 2024. All of these services were approved by our audit committee.

Fee Category	Fiscal 2025 ($)	Fiscal 2024 ($)
Audit Fees[1]	4,939,000	4,024,000
Audit-Related Fees[2]	1,911,000	993,000
Tax Fees[3]	526,000	449,000
All Other Fees[4]	7,000	7,000
Total Fees	7,383,000	5,473,000

(1)   Audit Fees relate to professional services provided in connection with the audit of our consolidated financial statements and audit of internal control over financial reporting, reviews of our quarterly condensed consolidated financial statements and accounting consultations billed as audit services.

(2)   Audit-Related Fees relate to assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." These include fees for service organization control examinations and other attestation services.

(3)   Tax Fees relate to professional services provided for permissible tax advisory services in fiscal 2025 and 2024.

(4)   All Other Fees relate to products and services provided other than those disclosed above, which include subscription fees paid for access to online accounting research software applications.

Report of the Audit Committee of the Board of Directors

The information contained in this audit committee report is being furnished and shall not be deemed to be "soliciting material," "filed" with the SEC, subject to Regulations 14A or 14C of the Exchange Act or subject to the liabilities of Section 18 of the Exchange Act. No portion of this audit committee report shall be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, through any general statement incorporating by reference in its entirety the proxy statement in which this report appears, except to the extent that Okta specifically incorporates this report or a portion of it by reference.

This report is submitted by the audit committee of the board of directors. The audit committee consists of the directors whose names appear below. No member of the audit committee is an officer or employee of Okta, and the board of directors has determined that each member of the audit committee is "independent" for audit committee purposes as that term is defined under Rule 10A-3 of the Exchange Act and the applicable Nasdaq rules. Each member of the audit committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq.

The audit committee's general role is to assist the board of directors in monitoring the company's financial reporting process and related matters. The audit committee's specific responsibilities are set forth in its charter.

The audit committee has reviewed the company's audited consolidated financial statements for its fiscal year ended January 31, 2025, and met with its management team, as well as with representatives of Ernst & Young LLP, the company's independent registered public accounting firm, to discuss the audited consolidated financial statements and management's assessment and Ernst & Young's evaluation of the effectiveness of the company's internal control over financial reporting as of January 31, 2025. The audit committee also discussed with members of Ernst & Young LLP the matters required to be discussed by the applicable requirements of the PCAOB and the SEC.

In addition, the audit committee received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence. The audit committee has discussed with Ernst & Young LLP the independence of that firm and has considered whether the provision of non-audit services was compatible with maintaining the independence of that firm.

Based on these discussions, the financial statement review, and other matters it deemed relevant, the audit committee recommended to the board of directors that the company's audited consolidated financial statements for its fiscal year ended January 31, 2025 be included in its Annual Report on Form 10-K for its 2025 fiscal year.

Audit Committee

Jeff Epstein (Chair)
Shellye Archambeau
Anthony Bates

03

Proposal Three: Approval, on an Advisory Non-Binding Basis, of the Compensation of Our Named Executive Officers

We are asking our stockholders to vote to approve, on an advisory non-binding basis, the compensation of our NEOs for fiscal 2025 as disclosed in this Proxy Statement. As described in detail under the heading "Compensation Discussion and Analysis," our executive compensation program is designed to drive and reward performance, and align the compensation of our NEOs with the long-term interests of our stockholders. Please read the "Compensation Discussion and Analysis," and the compensation tables and narrative disclosure that follow for information about our executive compensation program, including details of the fiscal 2025 compensation of our NEOs.

This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on our NEOs' compensation as a whole. This vote is not intended to address any specific element of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in our Proxy Statement. Our board and our compensation committee believe that these policies and practices are effective in implementing our compensation philosophy and achieving our compensation program goals.

Accordingly, we are asking our stockholders to vote "FOR" the following resolution:

RESOLVED, that the stockholders hereby approve, on an advisory non-binding basis, the compensation paid to Okta's named executive officers, as disclosed in the company's proxy statement for the 2025 Annual Meeting of Stockholders, pursuant to the compensation disclosure rules of the SEC, including in the Compensation Discussion and Analysis, the compensation tables and the narrative discussions that accompany the compensation tables.

Vote Required

The approval of this advisory non-binding proposal requires the affirmative vote of a majority of the voting power of the shares of our common stock, present in person or by proxy at the Annual Meeting and entitled to vote thereon.

As an advisory vote, the outcome of the vote on this proposal is not binding. However, our management team, our board and our compensation committee, which is responsible for designing and administering our executive compensation program, value the opinions expressed by our stockholders, and will consider the outcome of this vote when making future executive compensation decisions.

Recommendation of Our Board

OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL, ON AN ADVISORY NON-BINDING BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT.

04

Proposal Four: Approval, on an Advisory Non-Binding Basis, of the Frequency of Future Advisory Non-Binding Votes to Approve the Compensation of Our Named Executive Officers

We are asking our stockholders to advise our board, in an advisory non-binding vote, whether we should conduct an advisory non-binding vote to approve the compensation of our NEOs (that is, votes similar to the advisory vote in Proposal Three above) every one, two or three years.

By voting with respect to this proposal, commonly known as a "Say-When-on-Pay" proposal, stockholders may indicate whether they would prefer that we conduct future advisory non-binding votes to approve the compensation of our NEOs every one, two or three years. Our board has determined that an annual advisory non-binding vote to approve the compensation of our NEOs will allow our stockholders to provide timely and direct input on our executive compensation philosophy, policies and practices as disclosed in the proxy statement each year. Our board believes that an annual vote is consistent with our efforts to engage in an ongoing dialogue with our stockholders on executive compensation and corporate governance.

Vote Required

The proxy card provides stockholders with the opportunity to choose among four options with respect to this proposal: holding the vote every one, two or three years, or abstaining. The option in terms of years that receives the highest number of votes from the voting power of shares of our common stock, present in person or by proxy at the Annual Meeting and entitled to vote thereon, will be considered to be the frequency preferred by our stockholders.

As an advisory vote, the outcome of the vote on this proposal is not binding. However, our management team, our board and our compensation committee, which is responsible for designing and administering our executive compensation program, value the opinions expressed by our stockholders, and will consider the outcome of this vote when making future executive compensation decisions.

Recommendation of Our Board

OUR BOARD RECOMMENDS THAT YOU VOTE FOR "ONE YEAR" AS THE PREFERRED FREQUENCY FOR FUTURE ADVISORY NON-BINDING VOTES TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

Executive Officers

The following table sets forth information regarding our executive officers, including their ages, as of May 8, 2025:

Name	Age	Positions and Offices Held with the Company
Todd McKinnon	53	Chief Executive Officer, Chairperson of our board and Director
Brett Tighe	45	Chief Financial Officer
Jon Addison	50	Chief Revenue Officer
Eric Kelleher	53	President and Chief Operating Officer
Shibu Ninan	50	Chief Accounting Officer
Larissa Schwartz	53	Chief Legal Officer and Corporate Secretary

Information Concerning Executive Officers

In addition to Mr. McKinnon, who serves as a director and whose biography is included under "Proposal One: Election of Directors" above, our executive officers as of May 8, 2025 consisted of the following individuals:

Brett Tighe

Mr. Tighe has served as our CFO since January 2022. Prior to his current role, Mr. Tighe served as our interim Chief Financial Officer from June 2021 to January 2022, Senior Vice President of Finance and Treasurer from May 2017 to June 2021, Vice President, FP&A from June 2016 to May 2017 and as head of worldwide FP&A from April 2015 to May 2016. From May 2004 to March 2015, Mr. Tighe served in various finance roles, most recently as Senior Director, Corporate Finance & Strategy, at Salesforce.com. Mr. Tighe holds a Master of Business Administration from the University of San Francisco and a Bachelor of Arts from the University of California, Santa Barbara.

Jon Addison

Mr. Addison has served as our Chief Revenue Officer ("CRO") since November 2023. Prior to his current role, Mr. Addison served as our Interim Chief Revenue Officer from February 2023 to November 2023 and as our General Manager of EMEA from September 2021 to November 2023. Before joining Okta, Mr. Addison served as Vice President, EMEA & LATAM, Talent Solutions at LinkedIn from September 2019 to October 2021 and as Head of Sales, Talent Solutions, U.K., from October 2016 to September 2019. Earlier in his career, Mr. Addison held various roles at Oracle, Finastra, Opentext, Pitney Bowes and CapGemini. Mr. Addison holds a Bachelor's Degree in Geography and Economics from King's College London.

Eric Kelleher

Mr. Kelleher has served as our President and COO since February 2025. Mr. Kelleher previously served as our President, Customer Experience and Communication from February 2024 to January 2025, as Chief Customer Officer from October 2020 to January 2024, as Senior Vice President, Customer First from December 2019 to September 2020 and as Senior Vice President, Global Services from October 2016 to December 2019. Mr. Kelleher previously held various leadership roles at SaaS software companies, including at Salesforce.com and at LinkedIn. Mr. Kelleher holds a Master of Science degree in computer science from Stanford University and a Bachelor of Science degree in computer science and economics from Georgetown University.

Shibu Ninan

Mr. Ninan has served as our Chief Accounting Officer ("CAO") since August 2022. Prior to his current role, Mr. Ninan served as Vice President, Chief Accounting Officer at Veritas Technologies LLC, a data management company, from July 2015 to August 2022 and as Chief Accounting Officer at Saba Software, Inc., a cloud-based intelligent talent management solutions company acquired by Cornerstone OnDemand, Inc., from November 2013 to June 2015. Earlier in his career, Mr. Ninan served as a Senior Manager at KPMG US and at Deloitte India. Mr. Ninan holds a Bachelor of Commerce degree from Bangalore University, a Chartered Accountancy from the Institute of Chartered Accountants of India and a Certified Public Accountancy from the American Institute of Certified Public Accountants.

Larissa Schwartz

Ms. Schwartz has served as our CLO and Corporate Secretary since March 2023. Prior to her current role, Ms. Schwartz served as our Senior Vice President, Deputy General Counsel, Corporate & Securities from August 2020 to March 2023, as Vice President, Associate General Counsel, Corporate & Securities from June 2017 to August 2020, as Associate General Counsel, Senior Director, Corporate & Securities from November 2015 to June 2017 and as Assistant Corporate Secretary from December 2015 to March 2023. From October 2012 to November 2015, Ms. Schwartz served as Corporate Counsel at Jazz Pharmaceuticals plc, a biopharmaceutical company. Prior to that, Ms. Schwartz served as a corporate attorney at the law firms of Fenwick & West LLP and Simpson Thacher & Bartlett LLP. Ms. Schwartz holds a Juris Doctor from the University of Hawaii at Manoa, a Master in Philosophy and a Master of Arts from Yale University and a Bachelor of Arts from Middlebury College.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes our executive compensation program and the decisions in fiscal 2025 regarding the compensation for our NEOs, who, for fiscal 2025, were as follows:

Todd McKinnon	our CEO, chairperson of our board and co-founder;
Brett Tighe	our CFO;
Jon Addison	our CRO;
Shibu Ninan	our CAO; and
Larissa Schwartz	our CLO and Corporate Secretary.

Executive Summary

Okta is the leading independent identity partner. Our vision is to free everyone to safely use any technology, and we believe identity is the key to making that happen. Our purpose is to bring simple and secure digital access to people and organizations everywhere. Our Okta Platform and Auth0 Platform enable our customers to securely connect the right people to the right technologies and services at the right time.

Highlights of Fiscal 2025 Corporate Performance

Specific financial highlights of our performance in fiscal 2025 include:

- **Revenue:** Total revenue was $2.610 billion, an increase of 15% year-over-year. Subscription revenue was $2.556 billion, an increase of 16% year-over-year.

- **Remaining Performance Obligations ("RPO"):** RPO, or subscription backlog, was $4.215 billion, an increase of 25% year-over-year. Current RPO, which is contracted subscription revenue expected to be recognized over the next 12 months, was $2.248 billion, an increase of 15% year-over-year.

- **GAAP Operating Loss:** GAAP (as defined below) operating loss was $74 million, or (3)% of total revenue, compared to a GAAP operating loss of $516 million, or (23)% of total revenue for fiscal 2024.

- **Non-GAAP Operating Income/Loss:** Non-GAAP operating income was $587 million, or 22% of total revenue, compared to a non-GAAP operating income of $310 million, or 14% of total revenue for fiscal 2024.

- **Net Income/Loss:** GAAP net income was $28 million, compared to a GAAP net loss of $355 million for fiscal 2024. GAAP basic and diluted net income per share were $0.16 and $0.06, respectively, compared to a GAAP basic and diluted net loss per share of $2.17, for fiscal 2024. Non-GAAP net income was $510 million, compared to non-GAAP net income of $286 million for fiscal 2024. Non-GAAP diluted net income per share was $2.81, compared to non-GAAP diluted net income per share of $1.60 for fiscal 2024.

- **Cash Flow:** Net cash provided by operations was $750 million, or 29% of total revenue, compared to $512 million, or 23% of total revenue, for fiscal 2024. Free cash flow was $730 million, or 28% of total revenue, compared to $489 million, or 22% of total revenue, for fiscal 2024.

To supplement our consolidated financial statements, which are prepared and presented in accordance with accounting principles generally accepted in the United States ("GAAP"), we provide investors with certain non-GAAP financial measures, including non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income or loss, non-GAAP operating margin, non-GAAP net income or loss, non-GAAP net margin, non-GAAP net income or loss per share, basic and diluted, non-GAAP tax rate, free cash flow and free cash flow margin. For a full reconciliation for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP, please see the "Reconciliation of GAAP to Non-GAAP Data" section (pages 10 to 12) of Exhibit 99.1 to our Current Report on Form 8-K, filed with the SEC on March 3, 2025.

Key Actions of Fiscal 2025 Executive Compensation Program

Consistent with our performance and compensation objectives for fiscal 2025, our compensation committee took the following key actions relating to the compensation of our NEOs for fiscal 2025:

- **Base Salary:** Maintained the annual base salaries of our CEO and CRO for fiscal 2025 at their fiscal 2024 levels, increasing the annual base salary of Ms. Schwartz and Messrs. Ninan and Tighe by 3% as a market-based cost of living adjustment.

- **Short-Term Incentive Compensation:** After determining that achievement of the performance objectives established under our Senior Executive Incentive Bonus Plan (the "Bonus Plan") resulted in a 98.1% funding level, our compensation committee exercised negative discretion to determine the final bonus payouts. They reduced the payout to 90% of target for our NEOs for internal pay equity purposes, thereby aligning it with the achievement of goals established for our broader employee population. For fiscal 2025, Mr. Addison did not participate in the Bonus Plan but participated in a separate sales commission plan (the "Sales Commission Plan"). Based upon the achievement of company performance, Mr. Addison attained 85.8% of his target commission-based cash incentive award opportunity.

- **Long-Term Incentive Compensation:** In addition to time-based RSU awards, in response to stockholder feedback, we increased the mix of PSU awards granted to our executive officers.

  The PSU awards granted in fiscal 2025 have the same design as our PSU awards granted in fiscal 2024 and the fiscal year ended January 31, 2023 ("fiscal 2023"). The fiscal 2025 PSU award design allows for 0% to 200% of the target number of PSUs to be earned based on our relative total stockholder return ("TSR") compared to the Nasdaq Composite Index TSR during three performance periods—a one-, two- and three-year performance period—each beginning on the first day of fiscal 2025 (February 1, 2024). Based on the company's relative TSR performance over the one-, two- and three-year performance periods ending January 31, 2025, tranche one of the fiscal 2025 PSUs, tranche two of the fiscal 2024 PSUs and tranche three of the fiscal 2023 PSUs were earned at 100%, 100% and 72%, respectively. Our PSU program is described in more detail in "Elements of Our Executive Compensation Program—PSU Awards" below.

- **Stock Ownership Guidelines:** We maintain stock ownership guidelines for our non-employee directors and executive officers who are subject to Section 16 of the Exchange Act. Our stock ownership guidelines are described in more detail in "Other Compensation Policies—Stock Ownership Guidelines" below.

- **Compensation Clawback Policy:** We maintain a compensation clawback policy that provides for the recoupment of certain erroneously awarded incentive-based compensation paid to current or former executive officers in the event of an accounting restatement due to material noncompliance with financial reporting requirements. Our compensation clawback policy is described in more detail in "Other Compensation Policies—Compensation Clawback Policy" below.

Fiscal 2025 Executive Compensation Policies and Practices

Our executive compensation policies and practices reinforce our "pay-for-performance" philosophy and align with sound governance principles. Listed below are highlights of our fiscal 2025 compensation policies and practices.

What We Do	What We Do Not Do
✓ Use a "pay-for-performance" philosophy to align executive compensation with performance	✗ No "single-trigger" cash or service-vesting equity change-in-control payments or benefits for our executive officers; performance-vesting equity accelerates only to the extent of attainment of preestablished performance goals
✓ Use equity-based compensation to deliver a significant majority of the target total direct compensation of our executive officers to further align their interests with those of our stockholders	✗ No tax reimbursement payments or "gross-ups" for any tax liability on severance or change-in-control payments or benefits other than the gross-up of taxes on relocation benefits for our CRO
✓ Establish maximum payout amounts under our Bonus Plan and require a threshold level of achievement for payout with respect to each performance measure	✗ No guaranteed bonuses and no guaranteed base salary increases
✓ Conduct an annual risk assessment of our executive and broad-based compensation programs to promote prudent risk management	✗ No post-termination retirement, pension or deferred compensation benefits, other than participation in our 401(k) plan on the same terms as our other employees
✓ Maintain a compensation committee consisting solely of independent directors with extensive relevant experience	✗ No material perquisites other than a car allowance and relocation benefits and associated tax gross-up for our CRO, and no health or other benefits, other than those that are generally available to our other employees
✓ Conduct an annual review of our executive compensation strategy, competitiveness and compensation peer group	✗ No strict benchmarking of compensation to a specific percentile of our compensation peer group
✓ Maintain stock ownership guidelines for our executive officers and non-employee directors	✗ No hedging or pledging of our equity securities by our directors or any employees, including our executive officers
✓ Retain an independent compensation consultant that reports directly to our compensation committee	
✓ Maintain an Exchange Act Rule 10D-1 and Nasdaq-compliant compensation clawback policy for our executive officers	

Advisory Non-Binding Stockholder Vote on Named Executive Officer Compensation

Our company and our compensation committee value the input of our stockholders. For this reason, annually each fall since 2019, members of our management team have contacted our top institutional stockholders to discuss our business, ESG initiatives, board composition, corporate governance policies and executive compensation program.

Our 2024 advisory non-binding Say-on-Pay vote received 93.0% support, which reflected strong stockholder support for our executive compensation program. As in past years, we discussed our compensation programs with several of our largest stockholders in the fall of 2024 (fiscal 2025). We contacted stockholders representing approximately 61% of our outstanding common stock. Our team met with governance professionals from passive investment funds as well as portfolio managers from active investment funds. The breadth of our outreach program enabled us to gather feedback from a significant cross-section of our stockholder base.

Based on our stockholder outreach, we learned that our stockholders largely supported our annual executive compensation program and the alignment between executive officer pay and our company's performance. We also received positive feedback on the inclusion of performance-based equity in our executive officer long-term incentive compensation program.

Based in part on the stockholder feedback we received in these and past outreach discussions, our compensation committee expanded our PSU program in fiscal 2025, increasing the percentage of our overall equity awards granted to executive officers that consist of PSUs.

In March 2023, we introduced robust stock ownership guidelines for our executive officers, encouraging stronger alignment of the interests of our executive officers and our stockholders.

We value the opinions of our stockholders. Our board and our compensation committee consider stockholder feedback, in addition to the outcome of our advisory non-binding Say-on-Pay vote, when making compensation decisions for our executive officers.

Executive Compensation Philosophy, Objectives and Design

Our compensation philosophy is that an executive compensation program should drive and reward performance and further align the compensation of our executive officers with the long-term interests of our stockholders. Consistent with this philosophy, our executive compensation program is designed to achieve the following primary objectives:

- attract, motivate, incent and retain our executive officers, who contribute to our long-term success;

- provide compensation packages to our executive officers that are competitive and drive and reward the achievement of our business objectives; and

- effectively align our executive officers' interests with the interests of our stockholders by focusing on long-term equity incentives that correlate with the growth of sustainable long-term value for our stockholders.

Our executive compensation program design incorporates a mix of compensation elements, including base salary, short-term incentive compensation opportunities, long-term incentive compensation opportunities in the form of equity awards and benefits (such as change-in-control severance payments and benefits), to attract and retain our executive officers. In determining the amount of each element of target total direct compensation awarded to our executive officers, our compensation committee does not apply any fixed percentage to any one element in relation to the overall compensation package. Rather, our compensation committee looks at the overall compensation package, and the relative amount of each element on a stand-alone basis for each individual, to determine whether such amounts and mix of elements are consistent with the basic principles and objectives of our overall executive compensation program.

A significant majority of the compensation opportunity for our executive officers is weighted toward equity as opposed to cash compensation. We structure our executive compensation program to be heavily weighted toward variable, long-term and "at risk" equity compensation, which we also believe correlates with the creation and growth of sustainable long-term value for our stockholders.

We evaluate our executive compensation philosophy and executive compensation program, including design and competitiveness, at least annually and as circumstances require. As part of this review process, our compensation committee applies our values and the objectives outlined above.

Compensation Committee Oversight of Executive Compensation Process

Our compensation committee discharges many of the responsibilities of our board relating to the compensation of our executive officers and makes recommendations to our board regarding the compensation of the non-employee directors of our board (described in "Corporate Governance—Non-Employee Director Compensation" above) and regularly reports to our board on its discussions, decisions and other actions. Our compensation committee has overall responsibility for overseeing our compensation structure, policies and programs generally and for overseeing and evaluating the compensation plans, policies and practices applicable to our executive officers. Our compensation committee has the authority to retain, and has retained, an independent compensation consultant to support its review and oversight of our executive compensation program.

Our compensation committee reviews the base salary levels, short-term incentive compensation opportunities and long-term incentive compensation opportunities of our executive officers each fiscal year at the beginning of the year, or more frequently as warranted. Long-term incentive compensation is granted on a regularly-scheduled basis, as described in "Other Compensation Policies—Amended and Restated Equity Award Grant Policy" below.

Compensation-Setting Process

Role of the Compensation Committee

Our compensation committee determines the target total direct compensation opportunities for our executive officers. When making these decisions, our compensation committee reviews the recommendations of our CEO (other than with respect to himself) and other data, including input from its independent compensation consultant, a competitive market analysis of compensation survey data and the publicly-available compensation data of our compensation peer group. Our compensation committee then draws upon its members' experience and exercises its independent judgment to determine, for each of our executive officers, the target total direct compensation and each element of compensation.

Our compensation committee does not rely on a single method or measure in making its determinations, nor does it establish specific targets for the total direct compensation opportunities of our executive officers. Nonetheless, our compensation committee begins its deliberations on cash and equity compensation levels with reference to the 25th, 50th and 75th percentile levels for cash compensation and target total direct compensation, as reflected in competitive market data. For more information, please see "Competitive Positioning" below.

When determining the amount and approving each compensation element and the target total direct compensation opportunity for our executive officers, our compensation committee considers the following factors, among others:

- our performance against the corporate performance objectives established by our compensation committee and our board;

- our financial performance relative to our compensation peer group;

- the compensation levels and practices of our compensation peer group and/or selected broad-based compensation surveys;

- each individual executive officer's skills, experience and qualifications relative to other similarly-situated executives at the companies in our compensation peer group and/or selected broad-based compensation surveys;

- the scope of each individual executive officer's role compared to other similarly-situated executives at the companies in our compensation peer group and/or selected broad-based compensation surveys; and

- the performance of each individual executive officer, based on a subjective assessment of his or her contributions to our overall performance, ability to lead his or her function and ability to work as part of a team.

These items reflect our core values and encourage compensation parity among our individual executive officers and provide the framework for compensation decision-making and final decisions regarding the compensation opportunity for each executive officer. No single factor acts to determine specific pay levels, nor was the impact of any factor on the ultimate pay level decisions quantifiable. Instead, our compensation committee uses its judgment to evaluate the factors as a whole in reaching compensation decisions.

Role of Our CEO

In discharging its responsibilities, our compensation committee works with members of management, including our CEO. Management assists our compensation committee by providing information on corporate and individual performance, financial impact analysis, competitive market compensation data and management's perspective on compensation matters. Our CEO makes compensation recommendations for each of our executive officers other than himself. These recommendations cover each executive officer's target total direct compensation opportunity, consisting of base salary, short-term incentive compensation opportunity and long-term incentive compensation in the form of equity awards. In making these compensation recommendations, our CEO considers a variety of factors, including the company's business results, the executive officer's individual contribution toward these results, the executive officer's role and performance of his or her duties, whether the executive officer has achieved his or her individual goals and the relative compensation parity among all of our executive officers.

Our compensation committee reviews and evaluates the recommendation of our CEO (other than with respect to himself) and other data, and then exercises its own independent judgment to determine the target total direct compensation opportunity, and each element thereof, for each of our executive officers, including our CEO. While our CEO periodically attends meetings of our compensation committee, our compensation committee meets regularly in executive sessions outside the presence of our CEO when determining his compensation and when discussing other matters.

Role of the Compensation Consultant

Our compensation committee engages an independent compensation consultant to provide information, analysis and other advice relating to our executive compensation program and the decisions resulting from our compensation committee's annual executive compensation review. For fiscal 2025, our compensation committee retained Compensia, a nationally recognized compensation consulting firm with expertise relating to technology companies, to provide support with its review and oversight of our executive compensation program. Compensia provided our compensation committee with market information, analysis and other advice relating to executive compensation on an ongoing basis. Compensia was engaged directly by our compensation committee to, among other things:

- assist in developing a relevant group of peer companies to help our compensation committee determine the appropriate level of overall compensation for our executive officers;

- assess each separate element of compensation, with a goal of ensuring that the compensation we offer to our executive officers, individually as well as in the aggregate, is competitive and fair;

- review and provide recommendations regarding the compensation of the non-employee directors of our board;

- provide market practices for equity compensation design;

- conduct an executive compensation risk assessment;

- coordinate with our management for data collection and job matching for our executive officers; and

- support other ad hoc matters, such as compensation packages for new executive officers, throughout the year.

Based on its consideration of the factors specified in SEC rules and the Nasdaq listing standards, our compensation committee does not believe that its relationship with Compensia and the work of Compensia on behalf of our compensation committee has raised any conflict of interest. Our compensation committee reviews these factors on an annual basis. As part of our compensation committee's determination of Compensia's independence, it received written confirmation from Compensia addressing these factors and stating Compensia's belief that it remains an independent compensation consultant to our compensation committee.

Competitive Positioning

For purposes of comparing our executive compensation against the competitive market, our compensation committee reviews and considers the compensation levels and practices of a group of peer companies.

In September 2023, with the assistance of Compensia, our compensation committee reviewed and updated the compensation peer group we used as a reference when making compensation decisions for fiscal 2025, which was generally developed from publicly-traded companies with three primary characteristics:

- a focus on software, with an emphasis on application software, internet and services and systems software business models;

- revenue of approximately $980 million to approximately $5.9 billion (0.5 to 3.0 times our last four fiscal quarters' revenue of approximately $2.0 billion); and

- a market capitalization of approximately $2.9 billion to approximately $46.4 billion (within a range of 0.25 to 4.0 times our 30-day average market capitalization of approximately $11.6 billion in September 2023).

Where appropriate, we further refined our peer group by focusing on SaaS and cloud-based enterprise software companies, companies with strong one-year and three-year revenue growth and companies based in the San Francisco Bay Area or in other U.S. metropolitan areas. Based on the foregoing review, our compensation committee removed Autodesk, Datadog, ServiceNow, Snowflake, The Trade Desk, Veeva Systems and, due to its acquisition, Coupa Software, from the compensation peer group, and added GoDaddy, Nutanix and UiPath for fiscal 2025. Our compensation committee approved the following compensation peer group to assist with the determination of fiscal 2025 compensation for our NEOs:

Cloudflare	HubSpot	Splunk
CrowdStrike Holdings	MongoDB	Twilio
DocuSign	Nutanix	UiPath
Dynatrace	Palo Alto Networks	Workday
Elastic	Paycom Software	Zoom Video Communications
GoDaddy	RingCentral	Zscaler

Our compensation committee uses data drawn from the public filings of the companies in our compensation peer group, as well as data from a custom peer cut of the Radford Global Technology survey (which included 17 of our 18 peer companies), to evaluate the competitive market when determining the target total direct compensation opportunities for our executive officers.

Our compensation committee reviews our compensation peer group annually and adjusts its composition, if warranted, taking into account changes in both our business and the businesses of our compensation peer group.

Elements of Our Executive Compensation Program

Our executive compensation program consists of the following primary elements:

- base salary;

- short-term incentive compensation in the form of annual bonuses and, in the case of Mr. Addison, sales commissions;

- long-term incentive compensation in the form of equity awards; and

- severance and change-in-control-related payments and benefits.

We also provide our executive officers with comprehensive employee health and welfare benefit programs, including medical, dental and vision insurance, a 401(k) plan in the United States and pension scheme in the United Kingdom, life and disability insurance, flexible spending accounts, an employee stock purchase plan and other plans and programs made available to all our eligible employees.

We believe these elements provide a compensation package that attracts and retains qualified individuals, links individual performance to company performance, focuses the efforts of our executive officers on the achievement of both our short-term and long-term objectives, and further aligns the interests of our executive officers with those of our stockholders.

Base Salaries

We provide base salary as a fixed source of compensation for each of our executive officers, allowing them a degree of certainty relative to the significant majority of their compensation that is based on equity awards, the value of which varies based on our stock price. Our compensation committee recognizes the importance of base salaries as an element of compensation that helps to attract and retain highly qualified executive talent.

At the beginning of each year, our compensation committee reviews, and adjusts as necessary, the annual base salaries for each of our executive officers, including our CEO. Our compensation committee does not apply specific formulas in setting annual base salary levels or determining adjustments from year to year. However, in completing its annual review and adjustment, our compensation committee generally intends to pay our executive officers annual base salaries that are competitive with current market practice (as reflected by our compensation peer group and/or selected broad-based compensation surveys). In addition, our compensation committee considered the factors described in "Compensation-Setting Process—Role of the Compensation Committee" above.

In March 2024, in connection with its review of our executive compensation program, our compensation committee reviewed the annual base salaries of our executive officers and determined that the annual base salaries of our CEO and CRO would remain unchanged for fiscal 2025. Our compensation committee also decided to increase the annual base salary of Ms. Schwartz and Messrs. Ninan and Tighe by 3% as a market-based cost of living adjustment.

The annual base salaries of our NEOs for fiscal 2025, as determined in March 2024, were as follows:

Annual Base Salaries for Fiscal 2025

NEO	Fiscal 2024 Annual Base Salary ($)	Fiscal 2025 Annual Base Salary[1] ($)	Percentage Increase in Annual Base Salary
Mr. McKinnon	306,000	306,000	—%
Mr. Tighe	480,000	494,400	3%
Mr. Addison[2]	450,000	450,000	—%
Mr. Ninan	399,000	410,970	3%
Ms. Schwartz	450,000	463,500	3%

(1)   Base salary changes were effective May 1, 2024. As a result, the base salaries presented in this table may vary from the base salaries presented in the "Fiscal 2025 Summary Compensation Table."

(2)   Mr. Addison moved from the United Kingdom to the United States during fiscal 2025. As a result, he received a portion of his base salary in British pounds sterling and a portion in U.S. dollars, and his base salary presented in this table varies from the base salary presented in the "Fiscal 2025 Summary Compensation Table." See footnote 6 to the "Fiscal 2025 Summary Compensation Table" for the conversion methodology used to convert from British pounds sterling to U.S. dollars.

The base salaries actually paid to our NEOs during fiscal 2025 are set forth in the "Fiscal 2025 Summary Compensation Table" below.

Annual Performance-Based Incentive Compensation

We use performance-based incentives to motivate our executive officers, including our CEO, to achieve our annual financial and operational objectives, while making progress toward our longer-term strategic and growth goals. Typically, near the beginning of each fiscal year, our compensation committee selects performance criteria and sets target levels for the Bonus Plan, and determines each plan participant's target annual incentive compensation opportunity as a percentage of their base salary, the performance measures and the associated target levels for each measure and the potential payments based on actual performance for the fiscal year. In addition, our compensation committee considered the factors described in "Compensation-Setting Process—Role of the Compensation Committee" above.

Overview and Structure

In March 2024, our compensation committee adopted the performance criteria and related target levels under the Bonus Plan for fiscal 2025. As adopted, the Bonus Plan provided for an annual performance period.

Target Annual Incentive Compensation Opportunities

In March 2024, in connection with its review of our executive compensation program, our compensation committee determined that the target annual incentive compensation opportunity for our CEO and other executive officers who participate in the Bonus Plan would remain unchanged from fiscal 2024.

The target annual incentive compensation opportunities of our NEOs for fiscal 2025 as determined in March 2024 were as follows:

Target Annual Incentive Compensation Opportunities for Fiscal 2025

NEO	Fiscal 2025 Target Annual Incentive Compensation Opportunity as Percentage of Base Salary
Mr. McKinnon	65%
Mr. Tighe	65%
Mr. Ninan	45%
Ms. Schwartz	50%

Mr. Addison did not participate in the Bonus Plan in fiscal 2025. However, he participated in a Sales Commission Plan with a target sales commission opportunity of $450,000, representing 100% of his base salary.

Corporate Performance Measures

To measure performance for purposes of the Bonus Plan, in March 2024 our compensation committee selected revenue (weighted 60%) and non-GAAP operating income (weighted 40%) as the corporate performance measures that best supported our annual operating plan and enhanced long-term value creation for our stockholders. For this purpose:

- "revenue" meant GAAP revenue as reflected in our quarterly and annual financial statements; and

- "non-GAAP operating income" meant GAAP operating income (loss) as reflected in our quarterly and annual financial statements, adjusted to exclude expenses related to stock-based compensation, non-cash charitable contributions, amortization of acquired intangibles, acquisition- and integration-related expenses, restructuring costs related to severance and termination benefits and lease impairments in connection with the closing of certain leased facilities and certain non-ordinary course legal settlements and related expenses.

To increase our executive officers' focus on profitability metrics and to promote cost efficiency, our compensation committee increased the weighting of the non-GAAP operating income performance measure in the Bonus Plan by ten percentage points compared to fiscal 2024.

Bonus Plan Funding Methodology

The threshold, target and maximum performance goals for each measure and the percentage of target bonus earned at each performance level for the Bonus Plan in fiscal 2025 were as follows:

Fiscal 2025 Bonus Plan Performance Measures and Targets

	Revenue (60% weight)			Non-GAAP Operating Income (40% weight)		
	Total Revenue (in millions) ($)	Percentage of Target Goal Achieved	Percentage of Target Bonus Earned	Total Non-GAAP Operating Income (in millions) ($)	Percentage of Target Goal Achieved	Percentage of Target Bonus Earned
Maximum	2,916.0	110%	120%	699.7	120%	120%
Target	2,650.9	100%	100%	583.1	100%	100%
Threshold	2,385.9	90%	80%	466.5	80%	60%

If actual performance for fiscal 2025 was less than 90% of the revenue performance target or 80% of the non-GAAP operating income target, no payment would be earned with respect to such performance measure. Our compensation committee set challenging thresholds to ensure that incentive payments would require significant achievement. Total potential payments were capped at 120% of the target annual cash incentive opportunities (a decrease from 150% in fiscal 2024) to manage our potential incentive compensation expense and mitigate incentivizing undue risk taking in our executive compensation program, while still maintaining appropriate incentives for our executive officers.

With respect to the revenue measure, for each additional 1% achievement between 90% and 110% of target, the percentage of target bonus earned would increase by 2%, with a maximum bonus payment of 120% of target.

With respect to the non-GAAP operating income measure, for each additional 1% achievement between 80% and 100% of target, the percentage of target bonus earned would increase by 2%, and for each additional 1% achievement between 100% and 120% of target, the percentage of target bonus earned would increase by 1%, with a maximum bonus payment of 120% of target.

Fiscal 2025 Performance and Payments

In early 2025, our compensation committee assessed our performance against the corporate performance goals established under the Bonus Plan using the process described above. First, our compensation committee measured actual Bonus Plan performance against the pre-established target levels for the fiscal year. For fiscal 2025, our achievement relative to the target performance levels in the Bonus Plan was as follows:

Performance Measure	Target (in millions) ($)	Result (in millions) ($)	Actual Achievement of Target
Revenue	2,650.9	2,610.3	98.5%
Non-GAAP Operating Income	583.1	582.7	99.9%

For the full fiscal year, our achievement of the revenue performance measure resulted in payment funding of 97.0% of target and our achievement of the non-GAAP operating income performance measure resulted in payment funding of 99.9% of target. Based on a relative weighting of 60% for the revenue performance measure and 40% for the non-GAAP operating income performance measure, the Bonus Plan for fiscal 2025 was funded at 98.1%. After considering the recommendation of our CEO, our compensation committee exercised negative discretion and reduced the Bonus Plan funding for our executive officers to 90% of their target annual incentive compensation opportunity to more closely align their payments with the achievement of goals established for our broader employee population.

As a result, the total payments to our NEOs under the Bonus Plan in fiscal 2025 were as follows:

Bonus Plan Payments for Fiscal 2025

NEO	Fiscal 2025 Target Annual Incentive Compensation Opportunity[1] ($)	Fiscal 2025 Actual Annual Incentive Compensation Payment ($)
Mr. McKinnon	198,900	179,010
Mr. Tighe	319,058	287,152
Mr. Ninan	183,612	165,251
Ms. Schwartz	230,090	207,081

(1) Represents the fiscal 2025 target annual incentive compensation opportunity for each NEO prorated for base salary changes effective May 1, 2024.

The fiscal 2025 incentive compensation payments under the Bonus Plan were made in cash.

Sales Commission Plan for Mr. Addison

Rather than participate in the Bonus Plan, Mr. Addison was eligible to receive cash sales commissions based on the company's achievement of one or more specific fiscal 2025 net annualized recurring revenue ("net ARR") objectives. Mr. Addison's target commission-based cash incentive award opportunity was set at 50% of his overall target cash compensation opportunity (consisting of his base salary and target commission-based cash incentive award opportunity). The entire commission-based target amount was related to the achievement of a pre-established net ARR objective. We are not disclosing the fiscal 2025 target, or actual net ARR results because these amounts represent confidential information, the disclosure of which would result in competitive harm to the company. However, the company set the targets at definitive, rigorous and objective levels so as to require significant effort and achievement by Mr. Addison and our go-to-market organization to be attained.

For fiscal 2025, Okta's actual net ARR was below the target level set for Mr. Addison. As a result, Mr. Addison's actual commission-based cash incentive was 85.8% of his target level. Mr. Addison's award was based on a pre-established formula and was not subject to the exercise of discretion by our compensation committee. The amount paid to Mr. Addison pursuant to his Sales Commission Plan for fiscal 2025 was $382,386.

Long-Term Incentive Compensation

We view long-term incentive compensation in the form of equity awards as a critical element of our executive compensation program. The realized value of these equity awards has a direct relationship to our stock price; therefore, these awards are an incentive for our executive officers to create sustainable value for our stockholders. Equity awards also help us retain qualified executive officers in a competitive market. In fiscal 2025, long-term equity awards were granted in the form of PSUs and RSUs.

PSU awards provide a direct link between compensation and stockholder return, motivating our executive officers to focus on and strive to achieve both our annual and long-term financial and strategic objectives. We further believe that RSU awards provide a strong retention incentive for our executive officers, provide a reward for growth in the value of our Class A common stock and are less dilutive than other equity vehicles, such as stock options, to our stockholders. Since their value increases with any increase in the value of the underlying shares, RSU awards serve as an incentive which aligns with the long-term interests of our executive officers and stockholders. Unlike stock options, however, RSU awards have real economic value when they vest, even if the market price of our Class A common stock declines or stays flat, thus delivering more predictable value to our executive officers and providing retentive value even in a down market.

Long-term incentive compensation opportunities in the form of equity awards are granted by our compensation committee on a regularly-scheduled basis, as described in "Other Compensation Policies—Amended and Restated Equity Award Grant Policy" below and are typically granted annually.

Annual Equity Awards

In March 2024, our compensation committee determined to increase the percentage of performance-based equity awards granted to our executive officers. As a result, the annual equity awards granted to our then-executive officers consisted of a mix, based on the number of underlying shares at target, of service-based RSU awards (40% for the CEO and 50% for our other executive officers) and PSU awards (60% for the CEO and 50% for our other executive officers).

In determining the aggregate value of the equity awards granted to our executive officers in fiscal 2025, our compensation committee considered our performance, a competitive market analysis prepared by its independent compensation consultant using specific data for each executive officer, the criticality of individual roles, recent promotions, the individual skills, experience and performance of each executive officer and the mix of cash and equity compensation to ensure that equity awards would motivate the creation of long-term value. In addition, our compensation committee considered the factors described in "Compensation-Setting Process—Role of the Compensation Committee" above.

In March 2024, our compensation committee granted the following annual equity awards to our NEOs:

Annual Equity Awards for Fiscal 2025

NEO	PSU Awards that May be Earned and Settled in Shares of our Class A Common Stock (value of underlying stock based on target performance) ($)[1]	PSU Awards that May be Earned and Settled in Shares of our Class A Common Stock (target number of shares)[2]	RSU Awards that May be Settled in Shares of our Class A Common Stock (value) ($)[1]	RSU Awards that May be Settled in Shares of our Class A Common Stock (number of shares)[3]
Mr. McKinnon	7,800,000	90,635	5,200,000	60,423
Mr. Tighe	4,000,000	46,480	4,000,000	46,480
Mr. Addison	1,500,000	17,430	1,500,000	17,430
Mr. Ninan	500,000	5,810	500,000	5,810
Ms. Schwartz	2,000,000	23,240	2,000,000	23,240

(1) The value reported differs from the grant date fair value calculated in accordance with ASC Topic 718. For the grant date fair value of the PSU Awards and RSU Awards, please see the "Fiscal 2025 Summary Compensation Table" and "Fiscal 2025 Grants of Plan-Based Awards Table" below.

(2) The number of shares of our Class A common stock subject to these PSU awards based on target performance was calculated by dividing the target dollar value of the award by the average closing market price on the Nasdaq Global Select Market of one share of our Class A common stock during February 2024, which was $86.06 per share.

(3) The number of shares of our Class A common stock subject to these RSU awards was calculated by dividing the target dollar value of the award by the average closing market price on the Nasdaq Global Select Market of one share of our Class A common stock during February 2024, which was $86.06 per share.

PSU Awards

The PSU awards granted to our NEOs in fiscal 2025 are to be earned, if at all, based on the performance of our TSR relative to the TSR of the companies comprising the Nasdaq Composite Index (the "Index") during three performance periods: a one-year period from February 1, 2024 through January 31, 2025 ("Performance Period 1"), a two-year period from February 1, 2024 through January 31, 2026 ("Performance Period 2") and a three-year period from February 1, 2024 through January 31, 2027 ("Performance Period 3").

The number of units earned for each performance period will be determined by multiplying the Achievement Factor (as defined below) for such performance period by one-third of the total number of units granted to the NEO, subject to such NEO remaining in our service as a director, consultant or employee through March 15th of the calendar year in which the applicable performance period ends. Each earned unit granted pursuant to the PSU awards represents a contingent right to receive one share of our Class A common stock upon settlement.

Following the end of each performance period, our compensation committee will compare our TSR to the TSR of the Index for that performance period, and determine the Achievement Factor, based on our relative TSR. The following table shows how the Achievement Factor for each performance period will be determined:

Relative TSR for Performance Periods 1 and 2	Achievement Factor
Below the 30th percentile of the Index	0
At the 30th percentile of the Index	0.5
At or above the 55th percentile of the Index	1

Relative TSR for Performance Period 3	Achievement Factor[1]
Below the 30th percentile of the Index	0
At the 30th percentile of the Index	Prior Achievement Sum greater than or equal to 1 = 0.5 Prior Achievement Sum less than 1 = 1.5 less the Prior Achievement Sum
At the 55th percentile of the Index	3 less the Prior Achievement Sum
At or above the 80th percentile of the Index	6 less the Prior Achievement Sum

(1)   "Prior Achievement Sum" means the sum of the Achievement Factors for Performance Period 1 and Performance Period 2.

If the relative TSR achieved during the applicable performance period is between two of the achievement levels indicated in the tables above, the Achievement Factor for that performance period will be determined using linear interpolation. The maximum number of PSUs that can be earned for all three performance periods combined is 200% of the number of PSUs granted.

RSU Awards

The RSU awards granted to our NEOs in fiscal 2025 vested as to 8.33% of the award on June 15, 2024, with the remaining units vesting in 11 equal quarterly installments thereafter, subject to the NEO's continuous employment with us through each applicable vesting date. Each unit granted pursuant to the RSU awards represents a contingent right to receive one share of our Class A common stock upon vesting.

PSU Achievement for Performance Period 1 of Fiscal 2025 PSUs, Performance Period 2 of Fiscal 2024 PSUs and Performance Period 3 of Fiscal 2023 PSUs

In February 2025, our compensation committee determined that, based on our TSR relative to the TSR of the Index, the Achievement Factor for the fiscal 2025, fiscal 2024 and fiscal 2023 PSUs were as follows:

- The Achievement Factor for Performance Period 1 of the fiscal 2025 PSUs would have been 112% of target, but based on the PSU design, was capped at 100% of target.

- The Achievement Factor for Performance Period 2 of the fiscal 2024 PSUs would have been 178% of target, but based on the PSU design, was capped at 100% of target.

- The Achievement Factor for Performance Period 3 of the fiscal 2023 PSUs was 72% of target.

The equity awards granted to our NEOs in fiscal 2024 are set forth in the "Fiscal 2025 Summary Compensation Table" and the "Fiscal 2025 Grants of Plan-Based Awards Table" below.

Employee Benefit Programs

Our NEOs based in the United States, including Mr. Addison following his relocation to the United States in fiscal 2025, are eligible to participate in all of our employee benefit plans offered to U.S. employees, including our 401(k) plan, employee stock purchase plan and medical, dental, life and disability insurance plans, in each case on the same basis as other U.S. employees. Mr. Addison, who was based in the United Kingdom for a portion of fiscal 2025, was eligible to participate in all of our employee benefit plans offered to U.K. employees during the time he was based in the United Kingdom, including our pension scheme, employee stock purchase plan and medical, dental, life and disability insurance plans, in each case on the same basis as other U.K. employees.

Perquisites and Other Personal Benefits

We typically provide limited or no perquisites or other personal benefits to our NEOs. During fiscal 2025, none of our NEOs received perquisites or other personal benefits that were, in the aggregate, $10,000 or more for each individual, except our CRO. Mr. Addison received a car allowance, which is a customary practice for executives in the United Kingdom, and direct payments by the company and associated tax "gross-up" payments in connection with his relocation to the United States during fiscal 2025.

In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual in the performance of his or her duties, to make our executive team more efficient and effective or for recruitment or retention purposes. All future practices with respect to perquisites or other benefits for our executive officers will be subject to review and approval by our compensation committee.

401(k) Plan

We maintain a Section 401(k) tax-qualified retirement savings plan, with company matching contributions of up to $5,000 per calendar year, that provides all regular U.S. employees, including our executive officers, with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan, subject to applicable annual limits under the U.S. Internal Revenue Code (the "Code"). Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. Employee elective deferrals are 100% vested at all times. As a U.S. tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions are deductible by us when made.

U.K. Pension Scheme

We maintain a tax-qualified pension scheme that provides all regular U.K. employees, including our executive officers, with an opportunity to save for retirement on a tax-advantaged basis. Under our pension scheme, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the pension scheme. We provide company matching contributions when employees elect to defer 5% of their salary per calendar year towards the pension scheme. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. As a U.K. tax-qualified retirement pension scheme, contributions to the pension scheme and earnings on those contributions are not taxable to the employees until distributed from the pension scheme, and all contributions are deductible by us when made.

Post-Employment Compensation Arrangements

Not in Connection with a Change in Control

Our Executive Severance Plan provides that upon the termination of employment of an eligible participant by us for any reason other than for "cause" (as defined in the Executive Severance Plan), death or disability outside of the "change in control period" (defined as the period beginning three months prior to and ending 12 months after a Sale Event, as defined in the 2017 Plan), an eligible participant will be entitled to receive, subject to the timely execution and delivery of an effective general release of claims in favor of our company:

- a lump sum cash payment equal to 12 months of base salary for our CEO, nine months of base salary for our other executive officers and six months of base salary for the other participants; and

- a monthly cash payment equal to our contribution toward health insurance for 12 months for our CEO, nine months for our other executive officers and six months for the other participants.

In Connection with a Change in Control

Our Executive Severance Plan also provides that upon (i) the termination of employment of an eligible participant by us other than for cause, death or disability or (ii) the resignation of an eligible participant for "good reason" (as defined in the Executive Severance Plan), in each case within the change-in-control period, an eligible participant will be entitled to receive, in lieu of the payments and benefits above and subject to the timely execution and delivery of an effective general release of claims in favor of our company:

- a lump sum cash payment equal to 18 months of base salary for our CEO, 12 months of base salary for our other executive officers and nine months of base salary for the other participants;

- a lump sum cash payment equal to the eligible participant's target annual incentive compensation opportunity;

- a monthly cash payment equal to our contribution toward health insurance for 18 months for our CEO, 12 months for our other executive officers and nine months for the other participants; and

- full accelerated vesting of all outstanding and unvested equity awards held by such participant, provided that any unvested and outstanding equity awards subject to performance conditions will be deemed satisfied at the target levels specified in the applicable award agreements.

The payments and benefits provided under our Executive Severance Plan in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. In addition, these payments and benefits may subject an eligible participant to an excise tax under Section 4999 of the Code. If the payments or benefits payable in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to the participant.

Death-Related Equity Acceleration Policy

Our compensation committee has adopted a policy that upon the termination of employment of any employee due to death, all equity awards that vest solely based on continued service to our company (that is, stock options and RSU awards) and that are outstanding and held by such individual immediately prior to his or her death will fully accelerate and vest effective as of the date of death.

PSU Treatment on Death, Disability or Change in Control

The terms of the PSU award agreement provide for the following treatment on a termination of service:

- **Disability:** Upon a termination due to disability, the participant's service will be deemed to have continued through each vesting date, and the participant's unvested PSUs will be eligible to vest on the vesting date to the extent the applicable performance goals are achieved.

- **Death:** Upon a termination due to death, for each performance period that is complete as of the date of death, the participant's service will be deemed to have continued through the applicable vesting date, and the participant's unvested PSUs will be eligible to vest on the vesting date to the extent the applicable performance goals are achieved, and for each performance period that is not complete as of the date of death, the unvested PSUs attributable to each performance period will accelerate as of the date of death and vest as though relative TSR at the 55th percentile had been achieved.

- **Sale Event:** In the event of a Sale Event (as defined in the 2017 Plan) prior to the end of Performance Period 3, then a number of PSUs determined based on the Achievement Factor calculated for each performance period as of a date prior to the Sale Event by the 2017 Plan's administrator will vest, subject to the participant remaining employed with the company through the effective date of the Sale Event.

Other Compensation Policies

Amended and Restated Equity Award Grant Policy

Our compensation committee has adopted an equity award grant policy (the "Grant Policy"), that establishes the processes for granting stock options, restricted stock, RSUs and other equity-based awards to our executive officers and our employees. We have not granted stock options since fiscal 2022 and do not grant any other option-like awards. We exclusively grant RSUs and PSUs. Accordingly, we have not adopted a formal policy related to the timing of option awards in relation to the release of material nonpublic information and did not grant any stock options or similar option-like instruments to our NEOs during the four business days prior to or the one business day after the filing of our periodic reports or the filing or furnishing of a Current Report on Form 8-K that discloses material nonpublic information.

Our compensation committee has delegated certain limited authority to an equity committee consisting of our CEO, Chief People Officer, CFO and CLO (the "equity committee"). Any two members of the equity committee may approve the grant of routine new hire, promotion, refresh and certain other equity awards to employees within equity guidelines that our compensation committee reviews and approves from time to time and subject to other limitations and requirements. The equity committee may not grant equity awards to its own members, to employees who are subject to the reporting and other provisions of Section 16 of the Exchange Act or to employees with titles more senior than senior vice president.

In line with the Grant Policy, we generally grant RSUs and PSUs on a regularly-scheduled basis to enhance the effectiveness of our internal control over our equity award grant process. Grants of RSUs are generally made monthly and will be effective on the date such grant is approved by our compensation committee or the equity committee, as applicable. From time to time, these committees may grant additional equity-based awards to existing employees for certain purposes, such as employee retention or recognition for significant accomplishments.

Our compensation committee and equity committee do not take material nonpublic information into account when determining the timing and terms of any equity awards. We do not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Compensation Clawback Policy

Our board maintains a compensation clawback policy that provides for the recoupment of certain erroneously awarded incentive compensation paid to current or former executive officers in the event of an accounting restatement due to material noncompliance with financial reporting requirements. The policy is compliant with Exchange Act Rule 10D-1 and Nasdaq listing standards regarding recovery of excess incentive-based compensation, and applies to current and former executive officers as specified in the policy in the event of a required accounting restatement.

Mandatory Stock Ownership Guidelines

Our compensation committee believes that stock ownership by our executive officers and the non-employee directors of our board is important to promote a long-term perspective and align the interests of our executive officers and non-employee directors with those of our stockholders. As a result, our compensation committee adopted mandatory stock ownership guidelines for our executive officers and non-employee directors, which require each executive officer and non-employee director to hold shares of our common stock with an aggregate value equal to at least a specified multiple of each executive officer's base salary or each non-employee director's annual cash board retainer, as applicable. This is intended to create clear guidelines that tie a portion of the executive officers' and non-employee directors' net worth to the performance of our common stock price. The current stock ownership guidelines are as follows:

	CEO	Other Executive Officers	Directors
Multiple of Base Salary/Board Retainer	5x	1x	3x

Executive officers have five years from their date of hire or promotion to a position subject to a higher ownership threshold to satisfy the required level of stock ownership. Non-employee directors have five years from their board appointment to satisfy the required level of stock ownership. Our compensation committee reviews progress against these guidelines and requirements annually and will update them as appropriate. As of the most recent review of attainment, each of our executive officers and non-employee directors had satisfied the ownership guidelines.

Insider Trading Policy

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, officers and employees. These policies are designed to promote compliance with insider trading laws, rules and regulations and the applicable Nasdaq listing standards, as well as procedures designed to further the foregoing purposes. We also follow procedures for our repurchase of our securities. A copy of our insider trading policy is filed as Exhibit 19.1 to our 2025 Annual Report.

Policy Prohibiting Hedging and Pledging of Company Securities

Our insider trading policies prohibit the members of our board and all employees, including our executive officers, from engaging in derivative securities transactions, including hedging, with respect to our securities, and from pledging our securities as collateral for a loan or holding company securities in a margin account. Our insider trading policies require that members of our board and our executive officers may trade in our securities only pursuant to trading plans that comply with Exchange Act Rule 10b5-1. Certain other employees are subject to certain pre-clearance procedures in order to trade in our securities or may trade pursuant to trading plans that comply with Exchange Act Rule 10b5-1.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Section 162(m) of the Code generally places a $1 million limit on the amount of compensation a public company can deduct in any one year for certain current and former executive officers. While our compensation committee considers tax deductibility as one factor in determining executive compensation, our compensation committee also looks at other factors in making its decisions, as noted above, and retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program, even if the awards are not deductible by us for tax purposes.

Taxation of "Parachute" Payments

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of our company that exceed certain prescribed limits, and that our company (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We have not agreed to provide any executive officer, including any NEO, with a "gross-up" or other reimbursement payment for any tax liability that the executive officer might owe as a result of the application of Sections 280G or 4999 of the Code.

Section 409A of the Code

Section 409A of the Code imposes additional significant taxes in the event that an executive officer, director or service provider receives "deferred compensation" that does not satisfy the requirements of Section 409A of the Code. Although we do not maintain a traditional nonqualified deferred compensation plan for our executive officers, Section 409A of the Code does apply to certain severance arrangements, bonus arrangements and equity awards. We have structured all such arrangements and awards in a manner to either be exempt from or comply with the applicable requirements of Section 409A of the Code.

Accounting for Stock-Based Compensation

We follow ASC Topic 718 for our stock-based compensation awards. ASC Topic 718 requires us to measure the compensation expense for all share-based payment awards made to our employees and non-employee directors of our board, including options to purchase shares of our common stock, RSUs, PSUs and other stock awards, based on the "grant date fair value" of these awards. While our compensation committee may consider grant date fair value in awarding equity compensation, it retains discretion to use other measures of value when determining the number of shares underlying equity awards. Regardless of the method used by the compensation committee when granting equity awards, the calculation of grant date fair value is performed for accounting purposes and reported in the executive compensation tables required by the federal securities laws, even though the recipient may never realize any value from such awards.

Executive Compensation

Fiscal 2025 Summary Compensation Table

The following table presents information regarding the compensation awarded to, earned by and paid to each of our NEOs in fiscal 2025, 2024 and 2023.

Name and Principal Position[1]	Fiscal Year	Salary ($)	Stock Awards ($)[2]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)	Total ($)
Todd McKinnon CEO[4]	2025	306,000	22,830,706	—	179,010	3,742	23,319,458
	2024	306,000	29,530,934	—	169,065	6,226	30,012,225
	2023	306,000	—	—	98,853	7,337	412,190
Brett Tighe CFO[5]	2025	490,859	13,329,240	—	287,152	3,395	14,110,646
	2024	480,000	11,959,365	—	265,200	6,004	12,710,569
	2023	480,000	18,174,779	—	155,103	5,738	18,815,620
Jon Addison CRO[6][7]	2025	383,704	4,998,401	—	382,386	147,102	5,911,593
	2024	364,896	6,856,102	—	286,132	29,113	7,536,243
Shibu Ninan CAO[8]	2025	408,027	1,666,220	—	165,251	6,242	2,245,739
	2024	399,000	1,055,329	—	161,596	5,833	1,621,758
	2023	175,606	1,941,505	—	39,608	2,280	2,158,999
Larissa Schwartz CLO and Corporate Secretary[9]	2025	460,180	6,664,621	—	207,081	3,742	7,335,624
	2024	450,000	8,441,733	—	191,250	5,026	9,088,009

(1) Mr. Addison and Ms. Schwartz were not NEOs in fiscal 2023, so their compensation is not presented for those periods. Mr. McKinnon serves on our board but is not paid compensation for such service.

(2) The amounts reported represent the aggregate grant date fair values of the PSUs and RSUs granted to our NEOs in fiscal 2025, 2024 and 2023, calculated in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair values of the RSUs are set forth in the notes to our consolidated financial statements included in our 2025 Annual Report. The grant date fair values of the PSUs were calculated based on the application of a Monte Carlo simulation model to determine the probable outcomes of the market-based performance conditions. These amounts do not necessarily correspond to the actual value recognized by our NEOs.

The Monte Carlo valuation method simulates a range of possible future stock prices for our company and the Index using certain inputs. Such inputs for the PSUs granted in fiscal 2025, 2024 and 2023 consisted of the following:

Fiscal Year of Grant	Expected Term[a]	Stock Price Volatility[b]		Risk-Free Interest Rate[c]
		Company	Index	
2025	2.84 years	63.39%	75.19%	4.38%
2024	2.87 years	62.37%	71.63%	3.97%
2023	2.86 years	49.18%	72.31%	2.34%

(a) Based on the time period from the grant date to the end of the longest performance period (the "simulation term").
(b) Based on historical stock price volatility over the 2.84 years prior to the date of grant.
(c) Derived from the continuously compounded yield on zero-coupon U.S. Treasury STRIPS as of the grant date for a period equivalent to the simulation term.

The vesting conditions and other terms of the PSU awards are discussed in more detail in "Compensation Discussion and Analysis" above and the "Fiscal 2025 Grants of Plan-Based Awards Table" and "Fiscal 2025 Outstanding Equity Awards at Fiscal Year-End Table" below.

(3) The amounts reported for fiscal 2025 represent the aggregate annual performance-based cash incentives earned in fiscal 2025 pursuant to the Bonus Plan and based upon the achievement of certain company metrics, except for Mr. Addison, who received cash sales commissions in connection with his participation in the Sales Commission Plan. The fiscal 2025 cash achievement for each named executive officer is described above in "Compensation Discussion and Analysis–Elements of Our Executive Compensation Program–Annual Performance-Based Incentive Compensation–Performance in Fiscal 2025 and Payouts."

(4) Mr. McKinnon's fiscal 2025 "All Other Compensation" includes (a) $2,500 for 401(k) matching contributions by the company and (b) $1,242 for term life insurance premium payments by the company.

(5) Mr. Tighe's fiscal 2025 "All Other Compensation" includes (a) $2,585 for 401(k) matching contributions by the company and (b) $810 for term life insurance premium payments by the company.

(6) Mr. Addison provided services to us in the United Kingdom for part of fiscal 2025, during which time he received certain portions of his "Salary," "Non-equity Incentive Plan Compensation" and "All Other Compensation" in British pounds sterling. The compensation amounts that Mr. Addison received during that time and which are reported in this table have been converted to U.S. dollars using the exchange rate of $1.245 to £1 as of January 31, 2025, the last day of fiscal 2025.

(7)   Mr. Addison's fiscal 2025 "All Other Compensation" includes (a) $14,514 for matching contributions by the company pursuant to the Okta UK pension scheme, (b) $1,571 for premium payments by the company pursuant to the Okta UK life assurance policy, (c) $287 for term life insurance premium payments by the company, (d) $8,964 for a car allowance and (e) $121,767 for relocation services provided to Mr. Addison, which includes $39,797 in tax gross-ups, in connection with his move to the United States during fiscal 2025.

(8)   Mr. Ninan's fiscal 2025 "All Other Compensation" includes (a) $5,000 for 401(k) matching contributions by the company and (b) $1,242 for term life insurance premium payments by the company.

(9)   Ms. Schwartz's fiscal 2025 "All Other Compensation" includes (a) $2,500 for 401(k) matching contributions by the company and (b) $1,242 for term life insurance premium payments by the company.

Fiscal 2025 Grants of Plan-Based Awards Table

The following table sets forth certain information with respect to all plan-based awards granted to our NEOs during fiscal 2025.

Name	Award Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[3]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Todd McKinnon	Annual Cash	—	47,736	198,900	397,800	—	—	—	—	—
	Annual RSU[4]	3/29/2024	—	—	—	—	—	—	60,423	6,321,454
	Annual PSU	3/29/2024	—	—	—	15,106	90,635	181,270	—	16,509,251
Brett Tighe	Annual Cash	—	76,574	319,058	638,117	—	—	—	—	—
	Annual RSU[4]	3/29/2024	—	—	—	—	—	—	46,480	4,862,738
	Annual PSU	3/29/2024	—	—	—	7,747	46,480	92,960	—	8,466,502
Jon Addison	Annual Cash	—	—	450,000	—	—	—	—	—	—
	Annual RSU[4]	3/29/2024	—	—	—	—	—	—	17,430	607,842
	Annual PSU	3/29/2024	—	—	—	2,905	17,430	34,860	—	1,058,378
Shibu Ninan	Annual Cash	—	44,067	183,612	367,224	—	—	—	—	—
	Annual RSU[4]	3/29/2024	—	—	—	—	—	—	5,810	2,431,369
	Annual PSU	3/29/2024	—	—	—	968	5,810	11,620	—	4,233,252
Larissa Schwartz	Annual Cash	—	55,222	230,090	460,180	—	—	—	—	—
	Annual RSU[4]	3/29/2024	—	—	—	—	—	—	23,240	1,823,527
	Annual PSU	3/29/2024	—	—	—	3,873	23,240	46,480	—	3,174,875

(1) This column sets forth the fiscal 2025 target bonus amount for each of Messrs. McKinnon, Tighe and Ninan and Ms. Schwartz under our Bonus Plan. "Threshold" refers to the minimum amount payable for a certain level of performance assuming performance above 0%; "Target" refers to the amount payable if specified performance targets are reached; and "Maximum" refers to the maximum payout possible. Mr. Addison did not participate in the Bonus Plan, but participated in the Sales Commission Plan, pursuant to which he was eligible to receive cash sales commissions based on the company's achievement of fiscal 2025 net annualized recurring revenue objectives. There are no threshold and maximum payouts under the Sales Commission Plan.

(2) These columns show the number of shares that could be earned under the PSUs at the threshold, target and maximum levels of performance.

(3) The amounts reported represent the aggregate grant date fair values of equity awards granted to our NEOs in fiscal 2025, calculated in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair values of (a) RSUs are set forth in the notes to our consolidated financial statements included in our 2025 Annual Report and (b) PSUs are set forth in footnote 2 of the "Fiscal 2025 Summary Compensation Table" above. These amounts do not necessarily correspond to the actual values recognized by our NEOs.

(4) These annual RSU awards vested as to 8.33% of the shares of Class A common stock underlying the RSU award on June 15, 2024 and vest as to the remainder of the shares in 11 equal quarterly installments thereafter, in each case, subject to continuous service.

Fiscal 2025 Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information regarding outstanding equity awards held by our NEOs as of January 31, 2025.

Name	Vesting Commencement Date	Option Awards[1][2] Exercisable (#)	Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Stock Awards[1][2] Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[4] ($)
Todd McKinnon	7/29/2016	454,642	—	8.97	7/29/2026	—	—	—	—
	2/1/2018	5,438	—	39.21	3/21/2028	—	—	—	—
	2/1/2019	32,251	—	82.16	3/24/2029	—	—	—	—
	2/1/2020	48,372	—	142.47	4/14/2030	—	—	—	—
	2/1/2021[5]	187,021	3,980	274.96	4/21/2031	—	—	—	—
	3/15/2021[6]	—	—	—	—	1,685	158,761	—	—
	3/15/2023[7]	—	—	—	—	52,526	4,949,000	—	—
	3/15/2024[7]	—	—	—	—	45,318	4,269,862	—	—
	3/15/2025[8]	—	—	—	—	72,232	6,805,699	—	—
	2/1/2023	—	—	—	—	—	—	168,083	15,836,780
	2/1/2024	—	—	—	—	—	—	151,059	14,232,779
Brett Tighe	3/15/2021[9]	—	—	—	—	203	19,127	—	—
	3/15/2022[9]	—	—	—	—	22,901	2,157,732	—	—
	3/15/2023[7]	—	—	—	—	31,488	2,966,799	—	—
	3/15/2024[7]	—	—	—	—	34,860	3,284,509	—	—
	3/15/2025[8]	—	—	—	—	40,440	3,810,257	—	—
	2/1/2022	—	—	—	—	—	—	6,839	644,371
	2/1/2023	—	—	—	—	—	—	49,630	4,676,139
	2/1/2024	—	—	—	—	—	—	77,467	7,298,941
Jon Addison	12/15/2021[6]	—	—	—	—	4,276	402,885	—	—
	3/15/2022[9]	—	—	—	—	4,241	399,587	—	—
	3/15/2023[7]	—	—	—	—	16,588	1,562,921	—	—
	12/15/2023[7]	—	—	—	—	28,728	2,706,752	—	—
	3/15/2024[7]	—	—	—	—	13,073	1,231,738	—	—
	3/15/2025[8]	—	—	—	—	5,810	547,418	—	—
	2/1/2024	—	—	—	—	—	—	29,050	2,737,091
Shibu Ninan	9/15/2022[6]	—	—	—	—	15,371	1,448,256	—	—
	3/15/2023[7]	—	—	—	—	2,779	261,837	—	—
	3/15/2024[7]	—	—	—	—	4,358	410,611	—	—
	3/15/2025[8]	—	—	—	—	3,031	285,581	—	—
	2/1/2023	—	—	—	—	—	—	4,380	412,684
	2/1/2024	—	—	—	—	—	—	9,684	912,426
Larissa Schwartz	11/16/2015	11,061	—	8.62	12/16/2025	—	—	—	—
	6/2/2016	9,000	—	8.73	6/1/2026	—	—	—	—
	3/1/2017	5,000	—	11.36	3/5/2027	—	—	—	—
	3/15/2021[9]	—	—	—	—	169	15,923	—	—

12/15/2021[9]	—	—	—	—	1,264	119,094	—	—
3/15/2022[9]	—	—	—	—	541	50,973	—	—
3/15/2023[7]	—	—	—	—	22,227	2,094,228	—	—
3/15/2024[7]	—	—	—	—	17,430	1,642,255	—	—
3/15/2025[8]	—	—	—	—	16,504	1,555,007	—	—
2/1/2023	—	—	—	—	—	—	35,032	3,300,715
2/1/2024	—	—	—	—	—	—	38,734	3,649,517

(1) Stock options granted prior to 2017 were granted pursuant to our 2009 Stock Plan (the "2009 Plan"), and stock options, RSUs and PSUs granted after 2017 were granted pursuant to our 2017 Plan.

(2) Upon (i) a termination of employment by us other than for cause (as defined in the Executive Severance Plan) or disability or (ii) a resignation for good reason (as defined in the Executive Severance Plan), in each case within the change-in-control period (as defined in the Executive Severance Plan) (such termination of employment or resignation, a "termination without cause or with good reason in connection with a change in control") or (iii) the death of the employee, the vesting of the shares subject to options or RSUs will fully accelerate and will become vested in full upon such termination date. PSUs are subject to potential vesting acceleration as described in "Compensation Discussion and Analysis—Post-Employment Compensation Arrangements" above and "Potential Payments upon Termination or Change in Control" below.

(3) These columns represent the market value of the shares underlying the RSUs or PSUs as of January 31, 2025, based on the closing price of our Class A common stock, as reported on Nasdaq, of $94.22 per share on January 31, 2025.

(4) Represents PSUs that are earned, if at all, based upon certain achievement levels relating to our TSR relative to the TSR of the Index during three performance periods, as described in "Compensation Discussion and Analysis—Long-Term Incentive Compensation—PSU Awards" above. Such PSUs are subject to potential vesting acceleration as described in "Compensation Discussion and Analysis—Post-Employment Compensation Arrangements" above and "Potential Payments upon Termination or Change in Control" below. The number of shares is reported assuming target achievement for PSUs having a vesting commencement date of February 1, 2022 and maximum achievement for PSUs having a vesting commencement date of February 1, 2023 and February 1, 2024, based on the prior performance period being achieved below and above target, respectively.

(5) 25% of the shares underlying the options vested upon completion of one year of service measured from the vesting commencement date and the balance of the shares vest in 36 successive equal monthly installments, subject to continuous service.

(6) 25% of the shares underlying the award vest upon completion of one year of service measured from the vesting commencement date and the balance of the shares vest in 12 successive equal quarterly installments, subject to continuous service.

(7) 8.33% of the shares underlying the award vested on the quarterly vesting date (March 15, June 15, September 15 or December 15) following the vesting commencement date and the balance of the shares vest in 11 successive equal quarterly installments, subject to continuous service.

(8) Represent earned PSUs that vest on March 15, 2025, subject to continuous service.

(9) 6.25% of the shares underlying the award vested on the quarterly vesting date (March 15, June 15, September 15 or December 15) following the vesting commencement date and the balance of the shares vest in 15 successive equal quarterly installments, subject to continuous service.

Fiscal 2025 Option Exercises and Stock Vested Table

The following table presents, for each of our NEOs, the shares of our common stock that were acquired upon the exercise of stock options and the vesting of RSUs, and the related value realized upon such exercise or vesting during fiscal 2025.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Todd McKinnon	1,521,214	111,299,527	108,528	10,266,165
Brett Tighe	—	—	75,660	6,908,557
Jon Addison	—	—	45,310	4,062,339
Shibu Ninan	—	—	13,553	1,203,420
Larissa Schwartz	3,106	237,361	35,490	3,249,449

(1) The value realized on exercise is based on the difference between the closing price of our Class A common stock on the date of exercise and the applicable exercise price of those options, and does not represent actual amounts received by our NEOs as a result of the option exercises.

(2) The value realized on vesting is determined by multiplying the number of vested RSUs by the closing price of our Class A common stock on the vesting date.

Pension Benefits

We do not maintain any defined benefit pension plans or arrangements under which our NEOs are eligible to participate.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans or arrangements under which our NEOs are eligible to participate.

Potential Payments upon Termination or Change in Control

Employment Offer Letters in Place During Fiscal 2025 for NEOs

We entered into employment offer letters with Ms. Schwartz in October 2015, with Mr. McKinnon in February 2017, with Mr. Tighe in January 2022, with Mr. Ninan in June 2022. Each offer letter provides for at-will employment and set forth each executive's annual base salary, target bonus opportunity and eligibility to participate in our U.S. benefit plans and, for Mr. Addison prior to his relocation to the United States in fiscal 2025, eligibility to participate in our U.K. benefit plans.

Executive Severance Plan and Death-Related Equity Acceleration Policy

Each of our serving NEOs also participates in our Executive Severance Plan, as described above under the heading "Compensation Discussion and Analysis—Post-Employment Compensation Arrangements," and our Death-Related Equity Acceleration Policy, as described above in "Compensation Discussion and Analysis—Post-Employment Compensation Arrangements—Death-Related Equity Acceleration Policy," and remains subject to our standard employment, confidential information and invention assignment agreement.

PSU Treatment on Death, Disability or Change in Control

The terms of each PSU award agreement provide for the following treatment on a termination of services:

- **Disability:** Upon a termination due to disability, the NEO's service will be deemed to have continued through each vesting date, and the NEO's unvested PSUs will be eligible to vest on the vesting date to the extent the applicable performance goals are achieved.

- **Death:** Upon a termination due to death, for each performance period that is complete as of the date of death, the NEO's service will be deemed to have continued through the applicable vesting date, and the NEO's unvested PSUs will be eligible to vest on the vesting date to the extent the applicable performance goals are achieved, and for each performance period that is not complete as of the date of death, the unvested PSUs attributable to each performance period will accelerate as of the date of death and vest at target.

- **Sale Event:** In the event of a Sale Event (as defined in the 2017 Plan) prior to the end of Performance Period 3, then a number of PSUs determined based on the Achievement Factor calculated for each performance period as of a date prior to the Sale Event by the 2017 Plan's administrator will vest, subject to the PSU holder remaining employed with the company through the effective date of the Sale Event.

The following table presents information concerning, for each of Messrs. McKinnon, Tighe, Addison and Ninan and Ms. Schwartz, estimated payments and benefits that would be provided pursuant to the arrangements described above. The estimated payments and benefits set forth below assume that the termination of employment or change in control event occurred on the last business day of fiscal 2025, January 31, 2025, and a per share value of our common stock of $94.22, which is the closing market price per share of our Class A common stock on such date. Actual payments and benefits could be different if such events were to occur on any other date or at any other price, or if any other assumptions are used to estimate potential payments and benefits.

Name	Benefit	Termination without Cause Not in Connection with a Change in Control ($)	Termination without Cause or with Good Reason in Connection with a Change in Control ($)	Death ($)
Todd McKinnon	Cash Severance	306,000	657,900	—
	Health Benefits	37,023	55,534	—
	Equity Acceleration[1]	—	25,835,689	25,835,689
	Total	343,023	26,549,123	25,835,689
Brett Tighe	Cash Severance	370,800	815,760	—
	Health Benefits	27,767	37,023	—
	Equity Acceleration[1]	—	15,912,816	15,912,816
	Total	398,567	16,765,599	15,912,816
Jon Addison	Cash Severance	337,500	900,000	—
	Health Benefits	27,767	37,023	—
	Equity Acceleration[1]	—	7,946,138	7,946,138
	Total	365,267	8,883,161	7,946,138
Shibu Ninan	Cash Severance	308,228	595,907	—
	Health Benefits	21,430	28,573	—
	Equity Acceleration[1]	—	2,874,464	2,874,464
	Total	329,658	3,498,944	2,874,464
Larissa Schwartz	Cash Severance	347,625	695,250	—
	Health Benefits	8,921	11,895	—
	Equity Acceleration[1]	—	7,762,503	7,762,503
	Total	356,546	8,469,648	7,762,503

(1) The value of stock option and RSU award vesting acceleration is based on the closing price of $94.22 per share of our Class A common stock as of January 31, 2025, minus, in the case of stock options, the exercise price of the unvested stock option shares subject to acceleration. The value of PSU award vesting acceleration is based on the closing price of $94.22 per share of our Class A common stock as of January 31, 2025 and reflects (a) with respect to a termination without cause or resignation for good reason in connection with a change in control, acceleration of the number of shares of our Class A common stock subject to the PSU award based on target performance and (b) with respect to the NEO's death on January 31, 2025, Achievement Factors of 0, 1 and 2 for Performance Periods 1, 2 and 3, respectively .

CEO Pay Ratio Disclosure

As required by SEC rules, we are providing the following information about the relationship between the annual total compensation of our CEO and the annual total compensation of our median compensated employee for fiscal 2025 (our "CEO pay ratio").

- The median of the annual total compensation of all employees of our company (other than our CEO) was $289,597

- The annual total compensation of our CEO was $23,319,458

- Our CEO pay ratio was 81 to 1

This ratio is a reasonable estimate calculated in a manner consistent with SEC rules. For fiscal 2025, we calculated the CEO pay ratio using the same median employee that we used to calculate the pay ratio in fiscal 2024 and fiscal 2023, as we believe there has been no change in our employee population or compensation arrangements during fiscal 2025 that would result in a significant change to our pay ratio disclosure.

To identify the median employee in fiscal 2023, we examined the compensation of all our full-time and part-time employees (other than our CEO) as of January 31, 2023, the last day of fiscal 2023. Our employee population consisted of individuals (other than our CEO) working at our parent company and consolidated subsidiaries both within and outside the United States. We did not include any contractors or other non-employee workers in our employee population. Aside from four interns, we did not have any temporary or seasonal employees as of January 31, 2023.

We used a consistently applied compensation measure consisting of annual base salary, target annual bonus or commission, and the grant date fair value of equity awards for the 12-month period from February 1, 2022 through January 31, 2023 to identify our median employee. For simplicity and consistency across our organization, we used annual base salary rate. Equity awards granted during the year were included using the same methodology we use for reporting the grant date fair value of the equity awards granted to our NEOs and reported in our Summary Compensation Table. Payments not made in U.S. dollars were converted to U.S. dollars using a currency exchange rate as of January 31, 2023. We did not make any cost-of-living adjustment.

Using this approach, we identified the individual at the median of our employee population who was the best representative of our employee population. The individual was a full-time employee based in the United States.

We calculated this individual's fiscal 2025 annual total compensation using the same methodology that we use for our NEOs as set forth in the "Fiscal 2025 Summary Compensation Table" above.

With respect to the annual total compensation of our CEO, we used the amount reported in the "Total" column of the "Fiscal 2025 Summary Compensation Table" above.

Because SEC rules for identifying the median of the annual total compensation of all employees allow companies to adopt a variety of methodologies, apply certain exclusions and make reasonable estimates and assumptions that reflect their employee population and compensation practices, the pay ratio reported by other companies may not be comparable to our pay ratio, as other companies have different employee populations and compensation practices and may have used different methodologies, exclusions, estimates and assumptions in calculating their pay ratios. As explained by the SEC when it adopted these rules, the rule was not designed to facilitate comparisons of pay ratios among different companies, even companies within the same industry, but rather to allow stockholders to better understand and assess each particular company's compensation practices and pay ratio disclosures.

Pay Versus Performance Table

In accordance with SEC rules, the following table sets forth additional information concerning the compensation of our CEO (our "PEO") and our other NEOs for the fiscal year ended January 31, 2021 ("fiscal 2021"), the fiscal year ended January 31, 2022 ("fiscal 2022"), fiscal 2023, fiscal 2024 and fiscal 2025, and our financial and TSR performance for each such fiscal year.

The amounts below shown for compensation actually paid do not represent the aggregate value of cash and shares of common stock received by our NEOs during the fiscal year, but rather is an amount calculated in accordance with SEC rules and includes, among other things, year-over-year changes in the value of unvested equity awards. As a result of the calculation methodology required by the SEC, compensation actually paid amounts below differ from compensation actually earned, realized or received by our NEOs.

Pay Versus Performance

					Value of Initial Fixed $100 Investment Based On:			
Year (1)	Summary Compensation Table Total for PEO (2)	Compensation Actually Paid for PEO (3)	Average Summary Compensation Table Total for Non-PEO NEOs (4)	Average Compensation Actually Paid for Non-PEO NEOs (5)	Total Shareholder Return (6)	Peer Group Total Shareholder Return (7)	Net Income	Company-Selected Measure: Revenue (8)
2025	$23,319,458	$24,437,894	$7,400,901	$7,644,207	$74	$280	$28,000,000	$2,610,000,000
2024	$30,012,225	$30,397,098	$7,739,145	$7,822,230	$65	$219	-$355,000,000	$2,263,000,000
2023	$412,190	-$21,077,609	$11,677,001	-$425,392	$57	$146	-$815,000,000	$1,858,000,000
2022	$31,820,477	$7,266,404	$15,547,789	$6,358,859	$155	$173	-$848,000,000	$1,300,000,000
2021	$12,131,012	$188,220,074	$5,622,552	$54,801,184	$202	$137	-$266,000,000	$835,000,000

(1) The PEO and Non-PEO NEOs included in the above table consist of the following individuals:

Fiscal Year	PEO (CEO)	Non-PEO NEOs
2025	Todd McKinnon	Brett Tighe, Jon Addison, Shibu Ninan, Larissa Schwartz
2024	Todd McKinnon	Brett Tighe, Jon Addison, Shibu Ninan, Larissa Schwartz
2023	Todd McKinnon	Jonathan Runyan, Brett Tighe, Susan St. Ledger, Shibu Ninan
2022	Todd McKinnon	William Losch, J. Frederic Kerrest, Jonathan Runyan, Brett Tighe, Susan St. Ledger, Michael Kourey
2021	Todd McKinnon	William Losch, J. Frederic Kerrest, Charles Race, Jonathan Runyan

(2) Amounts reported in this column represent the total compensation reported in the Summary Compensation Table for the indicated fiscal year for our PEO.

(3)   Amounts reported in this column represent the compensation actually paid to our PEO, based on his total compensation reported in the Summary Compensation Table for each of the indicated fiscal years and adjusted as shown in the table below:

PEO

		Fiscal 2021	Fiscal 2022	Fiscal 2023	Fiscal 2024	Fiscal 2025
	Summary Compensation Table - Total Compensation	(a)	$12,131,012	$31,820,477	$412,190	$30,012,225	$23,319,458
−	Grant Date Fair Value of Stock Awards and Option Awards Granted in Fiscal Year	(b)	$11,851,866	$31,311,842	$0	$29,530,934	-$22,830,706
+	Fair Value at Fiscal Year End of Outstanding and Unvested Stock Awards and Option Awards Granted in Fiscal Year	(c)	$24,600,742	$18,370,703	$0	$25,972,540	$18,477,188
+	Change in Fair Value of Outstanding and Unvested Stock Awards and Option Awards Granted in Prior Fiscal Years	(d)	$74,645,323	-$6,877,916	-$12,500,749	$528,230	$2,878,384
+	Fair Value at Vesting of Stock Awards and Option Awards Granted in Fiscal Year That Vested During Fiscal Year	(e)	$378,989	$0	$0	$2,559,648	$1,237,653
+	Change in Fair Value as of Vesting Date of Stock Awards and Option Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	(f)	$88,315,874	-$4,735,019	-$8,989,050	$855,389	$1,355,917
−	Fair Value as of Prior Fiscal Year End of Stock Awards and Option Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	(g)	$0	$0	$0	$0	$0
=	Compensation Actually Paid		$188,220,074	$7,266,404	-$21,077,609	$30,397,098	$24,437,894

a.   Represents total compensation as reported in the Summary Compensation Table for the indicated fiscal year.

b.   Represents the aggregate grant date fair value of the stock awards and option awards granted to our PEO during the indicated fiscal year, computed in accordance with ASC Topic 718.

c.   Represents the aggregate fair value as of the indicated fiscal year-end of our PEO's outstanding and unvested stock awards and option awards granted during such fiscal year, computed in accordance with ASC Topic 718.

d.   Represents the aggregate change in fair value (from the prior fiscal year-end) during the indicated fiscal year of the outstanding and unvested stock awards and option awards held by our PEO as of the last day of the indicated fiscal year, computed in accordance with ASC Topic 718 and, for awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of the last day of the indicated fiscal year.

e.   Represents the aggregate fair value at vesting of the stock awards and option awards that were granted to our PEO and vested during the indicated fiscal year, computed in accordance with ASC Topic 718.

f.   Represents the aggregate change in fair value, measured from the prior fiscal year-end to the vesting date, of each stock award and option award held by our PEO that was granted in a prior fiscal year and which vested during the indicated fiscal year, computed in accordance with ASC Topic 718.

g.   Represents the aggregate fair value as of the last day of the prior fiscal year of our PEO's stock awards and option awards that were granted in a prior fiscal year and which failed to meet the applicable vesting conditions in the indicated fiscal year, computed in accordance with ASC Topic 718.

(4)   Amounts reported in this column represent the average of the total compensation reported in the Summary Compensation Table for the indicated fiscal year for our Non-PEO NEOs. Please see footnote 1 for our NEOs included in the average for each indicated fiscal year.

(5) Amounts reported in this column represent the average compensation actually paid to our Non-PEO NEOs in the indicated fiscal year, based on the average total compensation for our Non-PEO NEOs reported in the Summary Compensation Table for each of the indicated fiscal years and adjusted as shown in the table below:

Non-PEO NEO Average

		Fiscal 2021	Fiscal 2022	Fiscal 2023	Fiscal 2024	Fiscal 2025
	Summary Compensation Table - Total Compensation	(a)	$5,622,552	$15,547,789	$11,677,001	$7,739,145	$7,400,901
−	Grant Date Fair Value of Stock Awards and Option Awards Granted in Fiscal Year	(b)	$5,233,926	$14,950,405	$11,087,422	$7,078,132	-$6,664,621
+	Fair Value at Fiscal Year End of Outstanding and Unvested Stock Awards and Option Awards Granted in Fiscal Year	(c)	$10,801,563	$6,586,929	$4,189,535	$6,013,279	$5,285,270
+	Change in Fair Value of Outstanding and Unvested Stock Awards and Option Awards Granted in Prior Fiscal Years	(d)	$23,140,229	-$1,740,914	-$2,399,986	$127,198	$799,605
+	Fair Value at Vesting of Stock Awards and Option Awards Granted in Fiscal Year That Vested During Fiscal Year	(e)	$323,664	$2,647,596	$578,225	$890,316	$476,028
+	Change in Fair Value as of Vesting Date of Stock Awards and Option Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	(f)	$20,147,101	-$940,687	-$3,382,745	$130,424	$347,025
−	Fair Value as of Prior Fiscal Year End of Stock Awards and Option Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	(g)	$0	$791,448	$0	$0	$0
=	Compensation Actually Paid		$54,801,184	$6,358,859	-$425,392	$7,822,230	$7,644,207

a.   Represents the average total compensation as reported in the Summary Compensation Table for the reported Non-PEO NEOs in the indicated fiscal year.

b.   Represents the average aggregate grant date fair value of the stock awards and option awards granted to our Non-PEO NEOs during the indicated fiscal year, computed in accordance with ASC Topic 718.

- In fiscal 2021, our NEOs were given the option to elect to receive all or a portion of their base salary in the form of RSUs that would vest quarterly over a 12-month period. On average, our Non-PEO NEOs elected to receive $314,503 in RSUs in lieu of base salary. This value has been added to the sum of the amount reported in the "Stock Awards" and "Option Awards" columns for fiscal 2021 (as has been the premium payable in RSUs for electing to receive equity in lieu of cash). Since this value (plus the premium) represented compensation that fluctuated in value as it vested, the entire amount has been included in calculating compensation actually paid.

c.   Represents the average aggregate fair value as of the indicated fiscal year-end of our Non-PEO NEOs' outstanding and unvested stock awards and option awards granted during such fiscal year, computed in accordance with ASC Topic 718.

d.   Represents the average aggregate change in fair value (from the prior fiscal year-end) during the indicated fiscal year of the outstanding and unvested stock awards and option awards held by our Non-PEO NEOs as of the last day of the indicated fiscal year, computed in accordance with ASC Topic 718 and, for awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of the last day of the indicated fiscal year.

e.   Represents the average aggregate fair value at vesting of the stock awards and option awards that were granted to our Non-PEO NEOs and vested during the indicated fiscal year, computed in accordance with ASC Topic 718.

f.   Represents the average aggregate change in fair value, measured from the prior fiscal year-end to the vesting date, of each stock award and option award held by our Non-PEO NEOs that was granted in a prior fiscal year and which vested during the indicated fiscal year, computed in accordance with ASC Topic 718.

g.   Represents the average aggregate fair value as of the last day of the prior fiscal year of our Non-PEO NEOs' stock awards and option awards that were granted in a prior fiscal year and which failed to meet the applicable vesting conditions in the indicated fiscal year, computed in accordance with ASC Topic 718.

(6) Pursuant to Item 402(v) of Regulation S-K, the comparison assumes $100 was invested on January 31, 2020 in our common stock. Historic stock price performance is not necessarily indicative of future stock price performance.

(7) The TSR Peer Group consists of the S&P 500 Information Technology Index, an independently prepared index.

(8) We have selected revenue as the Company-Selected Measure because it is a core driver of our performance and stockholder value creation and, accordingly, was utilized in the Bonus Plan.

Relationship Between Pay and Performance

Below are graphs showing the relationship of "Compensation Actually Paid" to our PEO and our non-PEO NEOs in fiscal 2021, 2022, 2023, 2024 and 2025 to (i) the TSR of both our common stock and the S&P 500 Information Technology Index, (ii) our net income and (iii) our revenue.





Compensation Actually Paid vs. Revenue



Tabular List of Financial Performance Measures

The following is a list of financial performance measures, which in our assessment represent the most important financial performance measures used by the company to link compensation actually paid to our PEO and our Non-PEO NEOs for fiscal 2025 to company performance:

- Revenue
- Non-GAAP Operating Income
- Relative TSR

Report of the Compensation Committee of the Board of Directors

The information contained in this compensation committee report is being furnished and shall not be deemed to be "soliciting material," "filed" with the SEC, subject to Regulations 14A or 14C of the Exchange Act or subject to the liabilities of Section 18 of the Exchange Act. No portion of this compensation committee report shall be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, through any general statement incorporating by reference in its entirety the proxy statement in which this report appears, except to the extent that Okta specifically incorporates this report or a portion of it by reference.

The compensation committee has reviewed and discussed the section captioned "Executive Compensation" with the company's management team. Based on such review and discussions, the compensation committee recommended to the board of directors that this Compensation Discussion and Analysis be included in the Proxy Statement and be included in the Annual Report on Form 10-K we filed with the SEC for the fiscal year ended January 31, 2025.

Compensation Committee

Michael Stankey (Chair)
Robert L. Dixon, Jr.
Rebecca Saeger

Equity Compensation Plan Information

The following table provides information as of January 31, 2025 regarding shares of our common stock that may be issued under our equity compensation plans, consisting of the 2009 Plan, the 2017 Plan, the 2017 Employee Stock Purchase Plan (the "2017 ESPP"), the Auth0, Inc. 2014 Equity Incentive Plan (the "2014 Plan") and the Auth0, Inc. Phantom Unit Plan (the "Phantom Unit Plan," and together with the 2014 Plan, the "Auth0 Plans").

Plan Category	Equity Compensation Plan Information		
	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Referenced in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders[1]:	9,827,520[2]	59.9681[3]	45,563,776[4]
Equity compensation plans not approved by security holders[5]:	—	—	—
Total	9,827,520	59.9681	45,563,776

(1) The 2017 Plan provides that the number of shares of Class A common stock reserved and available for issuance under the 2017 Plan will automatically increase each February 1, beginning on February 1, 2018, by 5% of the outstanding number of shares of our Class A and Class B common stock on the immediately preceding January 31 or such lesser number of shares as determined by our compensation committee. The 2017 ESPP provides that the number of shares of Class A common stock reserved and available for issuance under the 2017 ESPP will automatically increase each February 1, beginning on February 1, 2018, by 1% of the outstanding number of shares of our Class A and Class B common stock on the immediately preceding January 31 or such lesser number of shares as determined by our compensation committee. As of January 31, 2025, a total of 62,244,079 shares of our Class A common stock had been authorized for issuance pursuant to the 2017 Plan, which number excludes the 8,735,740 shares that were added to the 2017 Plan as a result of the automatic annual increase on February 1, 2025. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. The shares of Class A and Class B common stock underlying any awards that are forfeited, canceled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated, other than by exercise, under the 2017 Plan and the 2009 Plan will be added back to the shares of Class A common stock available for issuance under the 2017 Plan (provided, that any such shares of Class B common stock will first be converted into shares of Class A common stock). We no longer make grants under the 2009 Plan. As of January 31, 2025, a total of 8,672,981 shares of our Class A common stock had been reserved for issuance pursuant to the 2017 ESPP, which number excludes the 1,734,596 shares that were added to the 2017 ESPP as a result of the automatic annual increase on February 1, 2025. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

(2) Includes 2,031,827 shares of Class A and Class B common stock issuable upon the exercise of outstanding options and 7,795,693 shares of Class A common stock issuable upon the vesting of RSUs and PSUs.

(3) As RSUs do not have any exercise price, such units are not included in the weighted average exercise price calculation.

(4) As of January 31, 2025, there were 36,828,036 shares of Class A common stock available for grant under the 2017 Plan and 8,735,740 shares of Class A common stock available for grant under the 2017 ESPP. A maximum of 1,528,640 shares may be purchased in the offering period ongoing as of January 31, 2025 under the 2017 ESPP.

(5) Excludes (i) 166,753 shares of Class A common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $33.7070 per share and (ii) 3,270 shares of Class A common stock issuable upon the vesting of RSUs under the Auth0 Plans. We assumed certain outstanding awards under the Auth0 Plans in connection with our acquisition of Auth0, Inc. in May 2021 but do not utilize the Auth0 Plans for grants following its acquisition.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of April 1, 2025 for:

- each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of the outstanding shares of our Class A or Class B common stock;

- each of our NEOs;

- each of our directors; and

- all of our directors and current executive officers as a group.

We have determined beneficial ownership in accordance with SEC rules, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

We have based percentage ownership of our capital stock on 161,141,181 shares of our Class A common stock and 7,909,862 shares of our Class B common stock outstanding on April 1, 2025. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of April 1, 2025 and RSUs that are releasable within 60 days of April 1, 2025 to be outstanding and to be beneficially owned by the person holding the option and/or RSU for the purpose of computing the percentage ownership of that person, but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Okta, Inc., 100 First Street, Suite 600, San Francisco, California 94105.

| | Shares Beneficially Owned | | | | | |
| | Class A | | Class B | | Total Voting %† | Total Ownership % |
	Shares	%	Shares	%		
5% Stockholders						
Entities affiliated with FMR[1]	16,950,896	10.1%	—	—	6.9%	9.7%
Entities affiliated with The Vanguard Group[2]	16,606,930	9.9%	—	—	6.7%	9.5%
Entities affiliated with BlackRock[3]	9,119,528	5.5%	—	—	3.7%	5.2%
Directors and Executive Officers						
Jon Addison[4]	26,072	*	—	—	*	*
Shellye Archambeau[5]	8,860	*	—	—	*	*
Anthony Bates	—	*	—	—	*	*
Emilie Choi[6]	5,243	—	—	—	—	—
Robert L. Dixon, Jr.[7]	8,637	*	—	—	*	*
Jeff Epstein[8]	7,492	*	—	—	*	*
Benjamin Horowitz[9]	563,691	*	—	—	*	*
J. Frederic Kerrest[10]	267,010	*	1,376,431	17.4%	5.7%	*
Todd McKinnon[11]	312,613	*	6,512,134	81.7%	26.5%	3.9%
Shibu Ninan[12]	12,215	*	—	—	*	*
Rebecca Saeger[13]	13,190	*	—	—	*	*
Larissa Schwartz[14]	22,125	*	14,000	*	*	*
Michael Stankey[15]	24,392	*	190,000	2.3%	*	*

Brett Tighe[16]	132,194	*	69,046	*	*	*
All directors and current executive officers as a group (15 persons)[17]	1,434,847	*	8,171,249	99.8%	33.3%	5.5%

*   Represents beneficial ownership of less than one percent (1%).

†   Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. The holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share.

(1)   Based on information reported by FMR LLC on Schedule 13G/A filed with the SEC on June 24, 2024. Of the shares of Class A common stock beneficially owned, FMR LLC reported that, as of June 7, 2024, it has sole dispositive power with respect to all of the shares and sole voting power with respect to 16,094,207 shares. Abigail P. Johnson, Director, Chairman and Chief Executive Officer of FMR LLC, and members of the Johnson family, through their ownership of voting common shares and the execution of a shareholders' voting agreement with respect to FMR LLC, may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. FMR LLC listed its address as 245 Summer Street, Boston, MA 02210.

(2)   Based on information reported by The Vanguard Group on Schedule 13G/A filed with the SEC on July 10, 2024. Of the shares of Class A common stock beneficially owned, The Vanguard Group reported that, as of June 28, 2024, it has sole dispositive power with respect to 16,230,658 shares, shared dispositive power with respect to 376,272 shares, sole voting power with respect to none of the shares and shared voting power with respect to 111,245 shares. The Vanguard Group listed its address as 100 Vanguard Blvd., Malvern, PA 19355.

(3)   Based on information reported by BlackRock, Inc. ("BlackRock") on Schedule 13G/A filed with the SEC on January 29, 2024. BlackRock, as a parent holding company or control person, may be deemed to beneficially own the indicated shares and, as of December 31, 2023, has sole dispositive power with respect to 8,225,993 shares and sole voting power with respect to all of the shares. BlackRock reported its beneficial ownership on behalf of itself and the following: BlackRock Life Limited; BlackRock Advisors, LLC; Aperio Group, LLC; BlackRock (Netherlands) B.V.; BlackRock Institutional Trust Company, National Association; BlackRock Asset Management Ireland Limited; BlackRock Financial Management, Inc.; BlackRock Japan Co., Ltd.; BlackRock Asset Management Schweiz AG; BlackRock Investment Management, LLC; BlackRock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; BlackRock (Luxembourg) S.A.; BlackRock Investment Management (Australia) Limited; BlackRock Advisors (UK) Limited; BlackRock Fund Advisors; BlackRock Asset Management North Asia Limited; BlackRock (Singapore) Limited; and BlackRock Fund Managers Ltd. BlackRock, Inc. listed its address as 50 Hudson Yards, New York, NY 10001.

(4)   Consists of 26,072 shares of Class A common stock held of record by Mr. Addison.

(5)   Consists of 8,860 shares of Class A common stock held of record by Ms. Archambeau.

(6)   Consists of 5,243 shares of Class A common stock held of record by Ms. Choi.

(7)   Consists of 8,637 shares of Class A common stock held of record by Mr. Dixon.

(8)   Consists of 7,492 shares of Class A common stock held of record by Mr. Epstein.

(9)   Consists of (i) 2,818 shares of Class A common stock held of record by Mr. Horowitz and (ii) 560,873 shares of Class A common stock held of record by the 1997 Horowitz Family Trust, of which Mr. Horowitz and his spouse are trustees.

(10)   Consists of (i) 267,010 shares of Class A common stock subject to outstanding options held by Mr. Kerrest that are exercisable within 60 days of April 1, 2025 and (ii) 1,376,431 shares of Class B common stock, of which 1,139,387 shares are held of record by Mr. Kerrest and his wife, as trustees of the Kerrest Family Revocable Trust, 157,668 shares are held of record by KIT Holdings LLC and 79,376 shares are held of record by KLT 218 Holdings LLC. Mr. Kerrest has sole voting power and sole dispositive power with respect to the shares described in (i). Mr. Kerrest has shared voting power and shared dispositive power with respect to the shares held of record by Mr. Kerrest and his wife, as trustees of the Kerrest Family Revocable Trust. Mr. Kerrest's father, as the manager of KIT Holdings LLC, has voting and dispositive power with respect to the shares held of record by KIT Holdings LLC. Mr. Kerrest's father, as the manager of KLT 218 Holdings LLC, has voting and dispositive power with respect to the shares held of record by KLT 218 Holdings LLC.

(11)   Consists of (i) 35,551 shares of Class A common stock held of record by Mr. McKinnon in an individual capacity, (ii) 277,062 shares of Class A common stock subject to outstanding options held by Mr. McKinnon that are exercisable within 60 days of April 1, 2025, (iii) 64,109 shares of Class B common stock subject to outstanding options held by Mr. McKinnon that are exercisable within 60 days of April 1, 2025 and (iv) 6,448,025 shares of Class B common stock, of which 6,319,778 shares are held of record by Mr. McKinnon, as trustee of the McKinnon-Stachon Family Trust, and 128,247 shares are held of record by Mr. McKinnon's brother-in-law, as trustee of the McKinnon Irrevocable Trust. Mr. McKinnon has sole voting power and sole dispositive power with respect to the shares described in (i) through (iii). Mr. McKinnon has shared voting power and shared dispositive power with respect to the shares he holds of record as trustee of the McKinnon-Stachon Family Trust. Mr. McKinnon's wife, in her role as the sole member of the investment committee of the McKinnon Irrevocable Trust, has voting and dispositive power with respect to the shares held of record by Mr. McKinnon's brother-in-law, as trustee of the McKinnon Irrevocable Trust, and Mr. McKinnon has no voting and dispositive power with respect to such shares.

(12)   Consists of 12,215 shares of Class A common stock held of record by Mr. Ninan.

(13)   Consists of 13,190 shares of Class A common stock held of record by Ms. Saeger.

(14)   Consists of (i) 22,125 shares of Class A common stock held of record by Ms. Schwartz and (ii) 14,000 shares of Class B common stock subject to outstanding options held by Ms. Schwartz that are exercisable within 60 days of April 1, 2025.

(15)   Consists of (i) 24,392 shares of Class A common stock held of record by Mr. Stankey and (ii) 190,000 shares of Class B common stock subject to outstanding options held by Mr. Stankey that are exercisable within 60 days of April 1, 2025.

(16)   Consists of (i) 130,944 shares of Class A common stock held of record by Mr. Tighe, (ii) 1,250 shares of Class A common stock held of record by the Loomis Tighe Family Living Trust and (iii) 69,046 shares of Class B common stock held of record by the Loomis Tighe Family Living Trust.

(17)   Consists of (i) 1,434,847 shares of Class A common stock beneficially owned by our directors and current executive officers as a group, (ii) 565,357 shares of Class A common stock subject to outstanding options held by our directors and current executive officers as a group that are exercisable within 60 days of April 1, 2025, (iii) 8,171,249 shares of Class B common stock beneficially owned by our directors and current executive officers as a group and (iv) 277,747 shares of Class B common stock subject to outstanding options held by our directors and current executive officers as a group that are exercisable within 60 days of April 1, 2025.

Certain Relationships and Related Party Transactions

Certain Relationships and Transactions

In addition to the compensation arrangements, including employment, termination of employment and change-in-control arrangements and indemnification arrangements, the following is a description of each transaction since February 1, 2024 and each currently proposed transaction in which:

- Okta was or will be a participant;

- the amount involved exceeded or exceeds $120,000; and

- any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

We have granted RSUs to our directors and executive officers and PSUs to our executive officers. For a description of these RSUs and PSUs, please see the sections titled "Executive Compensation" and "Corporate Governance—Non-Employee Director Compensation" above.

We have entered into change-in-control arrangements with certain of our executive officers that, among other things, provide for certain severance and change-in-control benefits. See the section titled "Compensation Discussion and Analysis—Post-Employment Compensation Arrangements" for more information.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

- any breach of their duty of loyalty to our company or our stockholders;

- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

- unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

- any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws also provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are included in our certificate of incorporation, bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including, without limitation, claims relating to public securities matters, and coverage is provided to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers or affiliated entities, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Procedures for Approval of Related Party Transactions

Our audit committee charter provides that our audit committee has the primary responsibility for reviewing and approving or disapproving "related party transactions." Our amended and restated related person transaction policy defines "related party transactions" as transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000, and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed fiscal year, and their immediate family members.

Additional Information

Our board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, the persons appointed in the accompanying proxy intend to vote the shares represented thereby in accordance with their best judgment on such matters, under applicable laws.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____

FORM 10-K
_____

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2025

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: **001-38044**
_____

Okta, Inc.

(Exact name of Registrant as specified in its charter)
_____

Delaware	**100 First Street, Suite 600**	**26-4175727**
(State or Other Jurisdiction of Incorporation or Organization)		(I.R.S. Employer Identification Number)
	San Francisco	
	California	
	94105	
	(Address of Principal executive offices)	

Registrant's telephone number, including area code: (888) 722-7871
_____

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	Trading Symbol(s)	(Name of each exchange on which registered)
Class A common stock, par value $0.0001 per share	OKTA	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None
_____

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the stock of the Registrant as of July 31, 2024 (based on a closing price of $93.94 per share) held by non-affiliates was approximately $15.2 billion. As of February 27, 2025, there were 165,819,291 shares of the Registrant's Class A Common Stock and 7,783,873 shares of the Registrant's Class B Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to the 2025 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended January 31, 2025.

Okta, Inc.

Form 10-K

For the Fiscal Year Ended January 31, 2025

TABLE OF CONTENTS

		Page
Part I		
Item 1.	Business	5
Item 1A.	Risk Factors	17
Item 1B.	Unresolved Staff Comments	43
Item 1C.	Cybersecurity	43
Item 2.	Properties	45
Item 3.	Legal Proceedings	45
Item 4.	Mine Safety Disclosures	45
Part II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	46
Item 6.	[Reserved]	47
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	48
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	63
Item 8.	Financial Statements and Supplementary Data	64
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	100
Item 9A.	Controls and Procedures	100
Item 9B.	Other Information	100
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	100
Part III		
Item 10.	Directors, Executive Officers and Corporate Governance	101
Item 11.	Executive Compensation	101
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	101
Item 13.	Certain Relationships and Related Transactions, and Director Independence	101
Item 14.	Principal Accountant Fees and Services	101
Part IV		
Item 15.	Exhibits and Financial Statement Schedules	101
Item 16.	Form 10-K Summary	101

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," "shall" and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements include these identifying words.

Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- our future financial performance, including our revenue, costs of revenue, gross profits, margins and operating expenses;
- the impact of general economic, business and market conditions, including geopolitical events, economic downturns or recessions, market volatility, inflation and interest rates, and foreign currency fluctuations;
- trends in our key business metrics;
- our growth strategy and ability to compete;
- the sufficiency of our cash and cash equivalents, investments and cash provided by sales of our solutions to meet our liquidity needs;
- potential impacts of cybersecurity incidents to our reputation, customer relations and financial results;
- our ability to detect, minimize or prevent security breaches to our internal systems and our platforms;
- our ability to maintain the security and service performance of our and our third-party service providers' systems or data, or our customers' data;
- our ability to retain and sell additional solutions to existing customers;
- our ability to successfully expand our existing marketing and sales capabilities, including further specializing our go-to-market organization;
- our ability to effectively sustain or manage our revenue growth and profitability;
- our ability to expand our product sales by promoting our brand and engaging channel partners;
- our ability to partner with third-party software vendors and system integrators;
- our ability of our solutions to effectively integrate with third-party systems and technologies;
- our ability to adequately fund research and development, and introduce new solutions, enhance existing solutions and address new use cases;
- our ability to expand our international business operations and product sales;
- our ability to maintain and protect our proprietary rights and intellectual property;
- our ability to comply with modified or new laws, regulations and industry standards;
- our intent to pay off our convertible senior notes at maturity;
- the attraction and retention of qualified employees and key personnel;
- the impact of recent accounting pronouncements on our financial statements;
- our ability to successfully defend litigation or other claims brought against us; and
- our ability to successfully identify, integrate and/or realize the benefits of strategic acquisitions or investments.

These forward-looking statements are made as of the date they were first issued and are based on current expectations and assumptions that are subject to a number of risks and uncertainties, which could cause our actual results to differ materially from those anticipated or implied by any forward-looking statements. Factors that could cause or contribute to such differences include, but not limited to, those discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Result of Operations" in this Annual Report on Form 10-K, as well as other documents that may be filed by us from time to time with the Securities and Exchange Commission ("SEC"). We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Part I

Item 1. Business

Overview

Okta, Inc. is the leading independent identity partner. Our vision is to free everyone to safely use any technology, and we believe identity is the key to making that happen. Our purpose is to bring simple and secure digital access to people and organizations everywhere. Our Okta Platform and Auth0 Platform enable our customers to securely connect the right people to the right technologies and services at the right time.

The acceleration of digital transformation, cloud adoption and the evolving security threat landscape are driving a shift in how organizations securely manage the identity of their employees, contractors and partners. At the same time, consumer expectations favoring simple, secure digital experiences are driving the adoption of new consumer identity technologies. Our platforms help organizations effectively harness the power of cloud, mobile and web technologies by securing users and connecting them with the applications and technology they use. Every day, thousands of organizations and millions of people use our platforms to securely access a wide range of cloud, mobile, web and Software-as-a-Service ("SaaS") applications, on-premises servers, application programming interfaces ("APIs"), IT infrastructure providers, and services from a multitude of devices. Employees and contractors sign into the Okta Platform to seamlessly and securely access the applications they need to do their most important work with more modern and secure experiences in the cloud and via mobile devices. Developers leverage our Okta Platform and Auth0 Platform to securely and efficiently embed identity into the software they build, allowing them to innovate and focus on their core mission. Our approach to customer identity provides organizations with the scale, interoperability, extensibility and security they need to build applications with seamless and private experiences that serve a wide variety of users, from customers to citizens. As we add new customers, users, developers and integrations to our platforms, our business, customers, partners and users benefit from powerful network effects that increase the value and security of our solutions.

Given the growth trends in cloud adoption and the number of applications customers use and the movement to remote and hybrid workforces, identity is becoming the most critical layer of an organization's security. As organizations shift from network-based security models to a Zero Trust security model focusing on adaptive and context-aware controls, identity has become the most reliable way to manage user access and protect digital assets. Our approach to identity allows our customers to simplify and efficiently scale their security infrastructures across internal IT systems and external customer-facing applications.

As of January 31, 2025, more than 19,650 customers across nearly every industry used our solutions to secure and manage identities around the world. Our customers consist of leading global organizations ranging from the largest enterprises to small- and medium-sized businesses, universities, nonprofits and government agencies. We partner with leading application, infrastructure and security vendors, such as Amazon Web Services ("AWS"), CrowdStrike, Google, LexisNexis Risk Solutions, Microsoft, Netskope, Palo Alto Networks, Plaid, Proofpoint, Salesforce, ServiceNow, VMware, Workday, Yubico and Zscaler. We had over 7,000 integrations with cloud, mobile and web applications and IT infrastructure providers as of January 31, 2025, which, while not directly correlated to revenue, shows the breadth and acceptance of our platforms.

We employ a SaaS business model and generate revenue primarily by selling multi-year subscriptions to our cloud-based offerings. We focus on attracting and retaining our customers and increasing the value we provide to them over time. By retaining customers and increasing value, we increase their spending with us through expanding the number of users who access our Okta Platform and Auth0 Platform, and by selling additional product offerings. We sell our product offerings directly through our field and inside sales teams, as well as indirectly through our network of channel partners, including resellers, system integrators, and other distribution partners.

Our Platforms

We offer independent and neutral cloud-based identity solutions that allow our customers to integrate with nearly any application, service or cloud that they choose through our secure, reliable, and scalable platforms. Our technological neutrality allows our customers to adopt the best technologies easily, and our two platforms are designed to securely connect users to the technology that they choose. Okta AI, a suite of AI-powered capabilities using our unique threat intelligence identity data to power real-time identity actions, is infused into several products available on our two platforms. We prioritize the compatibility of our platforms with public clouds, on-premises infrastructures and hybrid clouds.

Our platforms are used by organizations in two distinct and powerful ways. Customers manage and secure their employees, contractors and partners using what we call "workforce identity," as supported by our Okta Platform. Customers can enable, manage and secure their customers' identities using what we call "customer identity," as supported by both our Okta Platform and Auth0 Platform.

Okta Platform

The Okta Platform simplifies the way an organization's employees, contractors and partners connect to its applications and data from any device, while increasing efficiency and keeping IT environments secure. The Okta Platform can be used as the central system for an organization's connectivity, access, authentication and identity lifecycle management needs spanning all of its users, technology and applications. Our customers use the Okta Platform to secure their workforces, to create solutions that make their partner networks more collaborative, and to provide more seamless and secure experiences for their end users. These features, combined with our technological neutrality, help our customers future-proof their environments. We enable our customers to easily deploy, manage and secure applications and devices, and to provision and support users across their IT environments, with a simple, intuitive, consumer-like user experience. Once deployed, we enable administrators to enforce contextual access management decisions based on conditions such as user identity, device, location, application identity, IP reputation and time of day, and maintain secure access throughout the duration of users' sessions.

We enable organizations to provide their workforces with immediate and secure access to every application they need from any device they use, without requiring multiple credentials, which significantly enhances user productivity and IT efficiency. We offer our customers an additional security layer through our Adaptive Multi-Factor Authentication ("Adaptive MFA"), Device Access, and Identity Threat Protection with Okta AI product offerings. Our Universal Directory product offering also serves as a system of record to help our customers organize and manage their users. Our Lifecycle Management product offering enables customers to manage users' access privileges through their entire lifecycle with a no-code approach that improves administrative efficiency and productivity. Our Workflows product offering enables the building of identity-related business processes with minimal or no-code. Okta Identity Governance, our unified identity access management and identity governance product offering, helps our customers improve their security and compliance posture while mitigating modern security risks and increasing efficiency. Our Privileged Access Management product offering provides unified access and governance for privileged resources and increases visibility, compliance and security without compromising user experience. Our Access Gateway product offering enables our customers to extend the Okta Platform to their existing on-premises applications. Our Identity Security Posture Management product offering proactively identifies vulnerabilities and security gaps before they can be exploited by providing consolidated visibility into identity posture across the Okta Platform and third-party solutions.

The Okta Platform enables our customers to automate and secure access across their ecosystem of employees, contractors and partners, increasing collaboration across their workforces.

Auth0 Platform

The Auth0 Platform enables companies, nonprofits and governmental agencies to transform their own customers' or citizens' experiences by empowering development teams to rapidly and securely build customer- and citizen-facing cloud, mobile or web applications. The Auth0 Platform primarily supports consumer and SaaS applications. It empowers application builders to innovate faster by removing the complexity from identity and making it simple, extensible and customizable. We enable organizations to integrate our powerful identity platform into their cloud, web and mobile applications. This makes it easier for them to authenticate, manage, scale and secure their applications through comprehensive APIs, software development kits and extensive developer tools, enabling rapid time to market for the business. Organizations are able to streamline user experience and improve security across all their applications, leading to increased customer acquisition, retention and loyalty.

The Auth0 Platform provides multiple enhanced security capabilities including bot detection, Adaptive MFA, fraud prevention, and account takeover attack protection while delivering a high level of security. In addition to security and authentication, Auth0 also supports authorization, including fine grained authorization. Our Auth for GenAI product offering enable developers to build chatbots and AI agents into their applications easily and securely.

Growth Strategy

Key elements of our growth strategy are to:

Execute with Our Platforms

- *Deepen Relationships Within Our Existing Customer Base*. We strive to further increase revenue from our existing customers by cross-selling and up-selling additional and new product offerings. We also believe we can expand our footprint by focusing on current customers that have deployed our Okta Platform and expanding those customers' use of our Auth0 Platform, or vice versa.

- *Drive Growth with Large Customers.* To increase our market share, we intend to focus on growing our base of large customers using a land-and-expand sales model, with a focus on key markets by size of customers, as well as key verticals, including highly regulated sectors.

- *Leverage Partner Ecosystem*. We plan to further leverage the sales efforts of global system integrators, managed service providers, technology partners and other distribution partners for growth, scale and specialized expertise. Our Okta Elevate Partner Program is designed to incentivize partners to deliver and manage our solutions.

- *Expand Our International Footprint*. With 21% of our revenue generated outside of the United States in fiscal 2025, and our international revenue growing 14% from fiscal 2024 to fiscal 2025, we believe there is a significant opportunity to continue to grow our international business. We believe global demand for our product offerings will continue to be a long-term opportunity as organizations outside the United States fully embrace the transition to cloud computing, and larger international organizations take advantage of technology consolidation within their global locations.

Increase Our Opportunities

- *Innovate and Extend Our Platforms with New Products*. We intend to continue making significant investments in research and development, hiring top technical talent and maintaining an agile organization. By continuing to innovate, introduce new product offerings and extend our platforms, we believe that we can offer increasing value to our existing and potential customers. For example, investments in Okta AI led to newly launched products like Identity Threat Protection for the Okta Platform, Guide for the Auth0 Platform and the industry's first real Universal Logout solution.

- *Extend Our Accessible Market with New Use Cases*. As technology and our customers' needs evolve, we plan to use our platforms to help our customers address new challenges, regulatory requirements and use cases.

- *Increasing Go-To-Market Specialization*. We intend to further specialize the go-to-market organization to better meet the needs of the distinct buying centers. Okta sellers will focus engagement on IT and security buyer needs, including all workforce identity products, as well as Okta customer identity. Auth0 sellers will focus on meeting the unique needs of developers, which include highly technical customer identity customizations and flexible development models.

- *Leverage Our Integrations*. The Okta Integration Network is an extensive ecosystem, which includes over 7,000 integrations with cloud, mobile and web applications as well integrated solutions with IT infrastructure providers and security vendors. We continue to add new integrations as we expand the surface area of our identity platform. We view our investment in these partnerships as a force multiplier that enables us to build and promote complementary capabilities that benefit our customers.

- *Expand our Developer Ecosystem*. We want to empower every application developer to use our platforms to securely integrate identity into any application. We believe that our platforms enable developers to focus their time and attention on innovating within their core application capabilities while relying on our platforms for their identity-related requirements, leading to more secure and convenient experiences for their own customers.

- *Leverage Our Unique Data Assets with Powerful Analytics*. Our position at the intersection of people, devices, applications and infrastructure gives us unique access to powerful threat intelligence identity data, and the opportunity to provide differentiated insights based on that data, as well as predictive capabilities based on that data to help keep customers more secure. We expect the value of our analytics to our customer base will increase as customers continue to connect more devices, applications and users to their networks and as we add more customers. We also expect that our analytics ability will enable our customers to use our data and third-party data from our partners, allowing customers to make more informed and secure access decisions. We do not currently derive direct revenue from our unique data assets, but we may explore opportunities for monetization in the future.

- **Mergers and Acquisitions and Investments**. From time to time, we evaluate opportunities to acquire or invest in emerging and adjacent technologies to complement our organic investments and improve our product offerings, services and customers' experiences. We will continue to use these types of strategic levers as opportunities arise.

Our Product Offerings

Our portfolio of product offerings and services is used to manage and secure identities. Most of our product offerings can be used for both customer identity and workforce identity use cases, and we are continuously enhancing our product offerings and services. Our workforce identity product offerings are consumed through web and mobile interfaces and provide simple ways for IT organizations to manage identities for their employees, contractors and business partners. For customer identity, our APIs are also used by developers to embed our identity functionality into their own customer-facing mobile or web applications. We continuously improve our Okta Platform and Auth0 Platform by releasing and developing additional product offerings, features and services.

Okta Platform Product Offerings

Access Management

- **Single Sign-on**. When used to manage and secure identities for a customer's workforce, Single Sign-On enables users to access all of their applications, whether in the cloud or on-premises, from any device, with a single entry of their user credentials. We combine secure access, modern protocols, flexible policies and a consumer-like user experience to permit organizations to easily allow customers or partners to sign in to their applications with their existing identity information. With Okta FastPass, we enable our customers to provide their users with a passwordless experience across any device and every major operating system. Single Sign-On also enables built-in reporting and analytics that provide real-time search functionalities across users, devices, applications and the associated access and usage activity.

- **Adaptive MFA**. Adaptive MFA is a comprehensive, but simple-to-use, product that provides an additional layer of security for an organization's cloud, mobile and web applications and data. We offer an intelligent approach to security, built on contextual data. Adaptive MFA includes a policy framework that is integrated with a broad set of cloud and on-premises applications and network infrastructures. It offers adaptive, risk-based authentication that leverages data intelligence from across the Okta Platform network of thousands of organizations as well as from our partner ecosystem.

- **API Access Management**. API Access Management enables organizations to secure APIs as systems connect to each other. Access to these APIs is managed based on the user, which enables organizations to centrally maintain one set of permissions for any employee, partner or customer across every point of access. API Access Management reduces development time, boosts security, helps in achieving compliance and enables seamless end-user experiences by providing a unified portable service for authorizing secure and always available access to any API.

- **Access Gateway**. Access Gateway enables organizations to extend Okta Platform, which is a cloud-native platform, from the cloud to their existing on-premises applications so that they can harness the benefits of the platform to manage all of their critical systems, whether in the cloud, on-premises or hybrid. Extending the benefits of the Okta Platform to hybrid IT environments delivers a single point of management for our customers' administrators and a single location from which end users can access their critical applications.

- **Okta Device Access**. Okta Device Access extends the Okta Platform's secure access management to the device login experience. Okta Device Access enables end users to securely log in to their devices with their Okta Platform credentials and meet MFA challenges from a set of strong factors, helping organizations to harden their security posture by protecting a user's device with the same experience that the Okta Platform provides for applications and resources.

- **Universal Directory**. Universal Directory provides a centralized, cloud-based system of record to store and secure user, application and device profiles for an organization. Users and profiles stored in the directory can be used with our Single Sign-On product to manage passwords and authentication, or can be used by developers to store and authenticate the users of their applications. When used for workforce identity, Universal Directory becomes a customer's system of record for all of its employees, contractors and partners.

Security

- **Identity Threat Protection with Okta AI**. Identity Threat Protection helps safeguard organizations with native identity intelligence from the Okta Platform and signals from third-party tools integrated into an organization's security stack. The Okta Platform's AI-driven continuous risk and policy evaluations deliver real-time identity threat assessment and automated remediation.

- **Identity Security Posture Management**.   Identity Security Posture Management ("ISPM") helps organizations fortify their security measures and safeguard their digital assets with greater efficiency. ISPM highlights critical identity security issues like admin sprawl, MFA bypass, and local accounts and prioritizes them based on risk severity for effective remediation.

Identity Governance and Administration ("IGA")

- **Lifecycle Management**.   Lifecycle Management enables IT organizations or developers to manage a user's identity throughout its lifecycle, from onboarding to offboarding. It automates IT processes and ensures user accounts are created and deactivated at the appropriate times, including the workflow and policies needed to power those processes, and helps ensure compliance requirements are met as user roles evolve and access levels change.

- **Okta Workflows**. Designed to enable IT and security teams to move faster, more accurately and more cost effectively as they scale, Okta Workflows enables the building of identity-related business processes with minimal or no code, such as automating user onboarding and provisioning, creating just-in-time authorization for software development and IT processes, automating identity-centric security responses, and orchestrating customer data across backend systems.

- **Okta Identity Governance**. Okta Identity Governance provides a unified identity access management and identity governance solution focused on improving an organization's security and compliance posture, helping customers to mitigate everyday security risks, and improve IT efficiency. Okta Identity Governance includes governance capabilities relating to access requests, access certifications and access reporting. Through these capabilities, Okta Identity Governance simplifies and automates the process of requesting and approving access to applications and resources.

Privileged Access Management

- **Advanced Server Access**. Advanced Server Access offers continuous, contextual access management to secure cloud infrastructure. Organizations can continuously manage and secure access to on-premises Windows and Linux servers and across leading Infrastructure-as-a-Service vendors, including AWS, Google Cloud Platform and Microsoft Azure. Advanced Server Access enables our customers to centralize access controls in a seamless manner to better mitigate the risk of credential theft, reuse, sprawl and abandoned administrative accounts.

- **Okta Privileged Access**. Okta Privileged Access enables organizations to reduce risk with unified access and governance management for on-premises and cloud privileged resources, for better visibility, compliance, and security for critical applications, resources and infrastructure requiring privileged access.

Auth0 Platform Product Offerings

- **Universal Login**.   Universal Login is a standards-based login infrastructure with centralized feature management and configuration for websites and applications that can be integrated with a wide range of social media login credential providers, enterprise login services and customer-provided databases. Universal Login enables our customers to provide a consistent login experience across many different applications and devices.

- **Attack Protection**. Attack Protection is a suite of security capabilities that protect our customers from different types of malicious traffic, including bots, breached passwords, suspicious IP addresses and brute force attacks. Attack Protection enables our customers to minimize risks associated with the ever-growing volume of identity-targeted attacks.

- **Adaptive MFA**. Simple-to-use and adaptable MFA that minimizes friction to end users. When using Adaptive MFA, our customers leverage risk-assessment algorithms that present MFA challenges only to select authentication attempts that require additional validation.

- **Passwordless**. Passwordless authentication enables users to login without a password and supports a variety of different login methods, including advanced device biometrics such as passkeys.

- **Machine to Machine**. Machine to Machine provides standards-based authentication and authorization with non-interactive devices and applications.

- **Private Cloud**. Private Cloud is a deployment option that allows our customers to run a dedicated cloud instance of the Auth0 Platform. Private Cloud capability supports multiple cloud providers.

- **Organizations**. Organizations enable our customers to support a large number of partners or customers of their own with independent configurations, login experiences and security options.

- **Actions and Extensibility**. Actions and Extensibility allow our customers to create customized identity flows that address their unique requirements through a drag-and-drop interface to add pre-built partner integrations and their own custom logic across an authentication flow.

- **Enterprise Connections**. Enterprise Connections enable Enterprise Federation using pre-built integrations with commonly used enterprise identity systems.

- **Fine Grained Authorization**. Fine Grained Authorization helps customers manage complex authorization scenarios efficiently, and reduces latency and downtime as their systems and user bases grow.

- **Auth for GenAI**. A suite of features that enable developers to build chatbots and AI agents into their applications easily and securely.

Through our broad and deep product offerings that support a wide range of workforce and customer identity use cases, we deliver multiple critical business outcomes for our customers. These include boosting their cybersecurity posture, reducing IT spending, addressing regulations, reducing fraud, increasing new customer conversions, creating frictionless customer experiences, and helping technical teams deliver products to market faster.

Our Technology

We focus on engineering an intuitive and comprehensive platform to solve complex identity management and security challenges. Our cloud architecture is multi-tenant, encrypted and third-party validated. Our service also allows us to integrate into our customers' on-premises components and hybrid configurations.

Differentiated Administration, User and Developer Experience

The Okta Platform and Auth0 Platform offer administrators and users a consistent, easy-to-use, consumer-like experience across our product offerings. Our technology integrates with industry-leading browsers and mobile applications to provide seamless access to nearly any web or native mobile application. We also heavily leverage operating system management and security technologies across desktops, laptops and mobile devices to provide a transparent, but secure experience for users across a range of devices. These integrations allow us to seamlessly deliver identity, access, security and management use cases that previously required significant custom development to achieve.

Robust Security

Security is essential for us and for our customers. Our approach to security spans day-to-day operational practices from the design and development of our software to how customer data is segmented and secured within our multi-tenant platform. The Okta Platform and its features are updated regularly, and along with continuous security testing, there are periodic security reviews that provide audited and verifiable security checkpoints to ensure the quality of our source code. A number of our Okta Platform product offerings have attained multiple certifications, including SOC 2 Type II Attestations, CSA Star Level 2 Certification, ISO/IEC 27001:2022, ISO/IEC 27017:2015, ISO/IEC 27018:2019 and comply with many other international security frameworks. Certain Okta Platform offerings maintain multiple agency Federal Risk and Authorization Management Program ("FedRAMP") Authorities to Operate and are compliant to operate at Department of Defense Impact Level 4. Certain Okta Platform offerings maintain minimum security requirements in alignment with the Security Rule of the Health Insurance Portability and Accountability Act ("HIPAA"). The Okta Platform also supports FIPS 140-2 encryption requirements.

Additional information regarding our cybersecurity risk management strategy and governance is included in "Cybersecurity" under Part I, Item 1C of this Annual Report on Form 10-K. For additional information regarding the cybersecurity risks that we face, see "Risk Factors" included under Part I, Item 1A of this Annual Report on Form 10-K.

Scalability and Uptime

Our technical operations and engineering models are designed around the concept of an always-on, highly redundant and available platform that we seek to upgrade without customer disruption. Our product offerings and architecture were built entirely in and for the cloud with availability, resiliency and scalability at the center of the design. We have zero planned downtime, including during our maintenance windows.

Our proprietary architecture includes redundant, active-active-active availability zones with cross-continental disaster recovery regions, real-time database replication and geo-distributed storage. If one of our systems goes down, another is quickly promoted. Our architecture is designed to scale both vertically by increasing the size of the application tiers and horizontally by adding new geo-distributed cells.

The Okta Platform and Auth0 Platform are monitored not only at the infrastructure level, but also at the application and third-party integration level. Synthetic transaction monitoring allows our technical operations team to detect and resolve issues proactively.

Okta Integration Network and Auth0 Marketplace

The Okta Integration Network contains over 7,000 integrations with cloud, mobile and web applications, IoT devices and IT infrastructure providers, including AWS, Atlassian, DocuSign, Google, Microsoft Office 365, NetSuite, Oracle, Palo Alto Networks, Proofpoint, Salesforce, SAP, ServiceNow, Slack, Splunk, VMware, Workday, Zendesk and Zoom. Our patented technology allows our customers to seamlessly connect to any application or type of device that is already integrated into our network. In addition, customers can extend the benefits of the Okta Integration Network by creating their own integrations to both cloud and on-premises proprietary applications.

Similarly, the Auth0 Marketplace is a trusted catalog of integrations that enables application teams to easily assemble complete identity solutions. The Auth0 Marketplace connects customers with service providers and builders who solve integration use cases and implement integrations with the Auth0 Platform.

Our Customers

As of January 31, 2025, we had more than 19,650 customers, including more than 4,800 customers with an annual contract value greater than $100,000. Our customers span nearly all industry verticals and range from small organizations with fewer than 100 employees to companies in the Fortune 50, with up to hundreds of thousands of employees, some of which use our platforms to manage millions of their customers' identities.

Sales and Marketing

Sales

We sell directly to customers through our direct inside and field sales force and also indirectly through our extensive ecosystem of channel partners. We also offer a self-service approach for developers to sign up for free trials of our Auth0 Platform, which may transition to paid offerings. We often leverage our expansion sales model to generate incremental revenue, often within the term of the initial agreement, through the addition of new users and the sale of additional product offerings. In many instances, we find that initial customer success with our platforms results in key internal decision-makers expanding their deployments, for example, from initial use for workforce identity to expanded use for their customer identity needs. Furthermore, as our customers are successful in their businesses and increase headcount, the number of their customers or their monthly active users, we have the opportunity to share in their growth as the number of identities that we manage increases. Conversely, if our customers reduce the size of their workforce, then the number of identities that we manage, and therefore our revenue may potentially decrease.

Our sales organization is structured to address the specific needs of our target markets, and is divided by geography and customer size, and in some cases by industry vertical. We also employ specialization in our sales team when appropriate, such as our "hunter-farmer" sales model for the Americas small- and medium-sized business market, and our newly announced global go-to-market specialization strategy, which is intended to better align our sales team with the distinct needs of IT security buyers and application developers. Our direct sales force is supported by our sales engineers, security team, cloud architects, professional services team and other technical resources.

We benefit from an expansive partner ecosystem that helps drive additional sales. Nearly all of the leading cloud application providers are our partners, and many of them drive further customer acquisition for us through co-selling arrangements, building our offerings directly into their products, and product demonstrations running on our technology. We also partner with several of the large technology companies that are driving the movement to the cloud. In addition to these technology partners, we leverage our channel partners, including system integrators, traditional value-added resellers ("VARs") and Government VARs, to broaden the range of customers we reach.

Marketing

Our most valuable marketing features our customers and their successes and is informed by a deeply data-driven approach, giving us insights into the efficacy of our efforts. Our marketing efforts focus on promoting our industry-leading product lines, establishing our brand, generating awareness, creating sales leads and cultivating the Okta Communities.

A centerpiece of our marketing strategy is our annual customer conference, Oktane, which features customers sharing their success stories, new product and feature announcements, and hands-on product labs. We also host a number of other events where we engage with both existing customers and new prospects, as well as deliver product training.

Research and Development

Our research and development organization is responsible for the design, architecture, creation and quality of our platforms. The research and development organization also works closely with our technical operations team to ensure the successful deployment and monitoring of our platforms. We use test automation and application monitoring to ensure our services are always on.

Customer Support and Professional Services

Our product offerings are designed for ease of use and fast deployments. As part of our customer-first strategy, we are focused on customer success and offer several programs to help our customers maximize their success with our product offerings. These programs leverage the expertise and best practices that we have built while helping thousands of customers adopt and deploy our product offerings.

Customer Support and Training Services

We offer three tiers of support, each of which builds upon the previous tier. We provide 24/7 support for the highest support tiers as well as access to Customer Success and Technical Account Managers. We also provide ondemand access to a robust online digital community and customer success hub, where our customers can find answers to common use cases, information about product features, and interact with our experts and industry peers.

Professional Services

Our professional services team provides assistance to customers in the deployment of our Okta Platform and Auth0 Platform and includes identity and security experts, customized deployment plans, SmartStart, which provides a quick path to implementation, and Okta Expert Assist, in which we provide our customers with recommendations and best practices designed to improve their security posture.

Okta Community

We have created the Okta Community, an online community available to all of our customers that enables them to connect with other customers and partners to ask questions and find answers.

Intellectual Property

We protect our intellectual property through a combination of trademarks, domain names, copyrights, trade secrets and patents, as well as contractual provisions and restrictions on access to our proprietary technology.

As of January 31, 2025, we had 74 issued patents in the United States and 81 issued patents granted outside of the United States that expire between 2030 and 2044 and cover various aspects of our product offerings.

We have registered "Okta" and "Auth0" as trademarks in many jurisdictions throughout the world to protect our brands. We also have filed other trademark applications pending in various jurisdictions throughout the world. We also have registered other trademarks in the United States including "The World's Identity Company" and "Oktane".

We are the registered holder of a variety of domestic and international domain names that include "Okta," "Auth0" and similar variations.

In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights or similar agreements with our employees, consultants and contractors. Our employees, consultants and contractors are also subject to invention assignment agreements. We further control the use of our proprietary technology and intellectual property through provisions in both general and product-specific terms of use.

Additional information regarding certain risks related to our intellectual property is included in "Risk Factors" under Part I, Item 1A of this Annual Report on Form 10-K.

Our Competitors

The markets for our product offerings are rapidly evolving, highly competitive and subject to shifting customer needs and frequent introductions of new competing technologies. As the markets in which we operate continue to mature and new technologies and competitors enter those markets, we expect competition to intensify. Our competitor categories include:

- Authentication providers;

- Identity governance providers;

- Multi-factor authentication providers;

- Infrastructure-as-a-service providers;

- Other customer identity and access management providers; and

- Solutions developed in-house by our potential customers.

We compete with both cloud-based and on-premises enterprise application software providers. We also compete against open-source technologies that customers can use to build their own identity solutions. Our competitors vary in size and in the breadth and scope of the products and services offered. However, certain of our competitors have substantial competitive advantages, such as significantly greater financial, technical, sales and marketing, distribution, customer support or other resources, longer operating histories, greater resources to make strategic acquisitions, and greater name recognition than we have. Our principal competitor is Microsoft.

Due to the flexibility and breadth of our platforms, we can and often do co-exist alongside our competitors' products within our customer base.

Principal competitive factors in our markets include flexibility, independence, product capabilities, total cost of ownership, time to value, scalability, user experience, number of pre-built integrations, customer satisfaction, global reach and ease of integration, management and use. We believe our product strategy, platform architecture, technology and independence as well as our company culture allow us to compete favorably on each of these factors.

We expect competition to increase as other established and emerging companies enter our markets, as customer requirements evolve, and as new products and technologies are introduced. We expect this to be particularly true as we are a cloud-based offering, and our competitors may also seek to acquire new offerings or repurpose their existing offerings to provide identity management solutions with subscription models. With the continuing merger and acquisition activity in the technology industry, particularly transactions involving security or identity and access management technologies, there is a greater likelihood that we will compete with other large technology companies in the future in both the workforce identity and customer identity markets.

Additional information regarding our competition is included in "Risk Factors" under Part I, Item 1A of this Annual Report on Form 10-K.

Human Capital Resources

Our core values—love our customers, always secure and always on, build and own it, and drive what's next—inform and guide our human capital initiatives and objectives. In order to continue to innovate and drive customer success, it is crucial that we continue to attract, develop and retain exceptional talent. To that end, we strive to make our workplace one in which employees feel like they have opportunities to grow and develop in their careers. We support our employees with fair and competitive compensation, benefits and wellness programs, and initiatives that foster connections between and among our employees and their communities.

As of January 31, 2025, we had 5,914 employees, of which approximately 62% were in the United States and 38% were in our international locations. We have not experienced any work stoppages, and we consider our relations with our employees to be good. Our employee engagement program helps us understand employee sentiment on a wide range of topics throughout the employee lifecycle, providing insights that inform our decisions about company initiatives, employee programs, talent risks, management opportunities and more. In fiscal 2025, 86% of our eligible employees participated in our annual employee engagement survey.

Builder and Owner Culture

"Build and own it" is one of our core values. Our goal is to create a shared sense of ownership in achieving our company vision where career growth, competitive rewards, and purpose empower our employees to do great work. We want every employee to feel ownership of Okta.

Growth and Development

We invest significant resources to develop talent and actively foster a learning culture where employees are empowered to drive their personal and professional growth. We provide our employees with a wide range of learning and development opportunities, including in-person, virtual, social and self-directed learning, mentoring, coaching and external development. Our extensive onboarding and training programs prepare our employees at all levels for career progression and individual development. Our employee onboarding program helps our new hires get off to the right start, our manager development program helps to build a solid foundation for our people managers, and our technical training program brings our new technical employees up to speed on our product offerings.

Compensation, Benefits and Wellness

We provide robust compensation, benefits and wellness programs that help support the varying needs of our employees. In addition to market-competitive base pay, short-term bonus incentives and long-term equity incentives, our total rewards program offers comprehensive employee benefits that may vary by country or region, including an employee stock purchase plan, a 401(k) plan in the United States with company matching contributions, comprehensive medical, dental and vision insurance, life and disability insurance, health savings accounts, charitable donation matching, flexible time off, volunteer time off, gender-neutral paid parental leave, fertility and adoption support, family care resources, mobile and internet reimbursement, mental health and lifestyle support programs, and a variety of other health and wellness resources.

We are committed to fair compensation and opportunity in our workplace. We conduct regular equal pay assessments to attempt to promote pay equity among all of our employees.

Flexible Work

We help our employees succeed by providing flexibility in where and how they work. We embrace a hybrid working approach that permits employees to work remotely or from one of our offices. We believe a hybrid approach can increase employee empowerment, satisfaction and productivity, drive efficiency and enable us to hire from a broader pool of talent.

Community and Social Impact

The mission of our social impact arm, Okta for Good, is to build a safely connected world where everyone can belong and thrive. We mobilize our people, products and financial resources in service of our communities.

Our employees are passionate about many causes and Okta for Good connects them with numerous giving and volunteering opportunities in service of our communities. We believe this fosters a more meaningful, fulfilling and enjoyable workplace. In addition, through Okta for Good we donate and discount access to our service for non-profit organizations. These organizations use Okta to make their teams more efficient and secure, allowing them to focus on their important missions. We also engage in philanthropic grantmaking via the Okta for Good Fund, a donor-advised fund held at Tides Foundation. Grantmaking focus areas include:

- Tech for Good;

- Digital Equity; and

- Climate Action.

Prior to our initial public offering ("IPO") in April 2017, we reserved 300,000 shares of our common stock to fund and support the operations of Okta for Good, all of which have been issued as of January 31, 2025. Ongoing philanthropic activities will be funded via cash contributions from Okta, Inc. Okta for Good is a part of our company and not a separate legal entity. Additional information can be found on the "Okta for Good" page of our website at www.okta.com.

Sustainability

We have an established sustainability program that aligns with our interest to have a positive impact on society and the environment. We believe we have a long-term responsibility to meaningfully participate in our society for the benefit of the environment and all of our stakeholders, including our stockholders, customers, employees, partners and communities. Our executive leadership team oversees the strategic direction of our sustainability strategy, while the nominating and corporate governance committee of our board of directors reviews the status of our sustainability programs and public disclosures. We have set public commitments related to certain environmental matters and implemented a renewable energy program to track our energy consumption and reduction efforts. Additional information on these and other sustainability initiatives, as well our public targets and goals, can be found on the "Responsibility" page of our website at www.okta.com.

Financial Information

The financial information required under this Item 1 is incorporated herein by reference to "Financial Statements and Supplementary Data" included in Part II, Item 8 of this Annual Report on Form 10-K. For financial information regarding our business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II, Item 7 of this Annual Report on Form 10-K and our consolidated audited financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

Corporate Information

We incorporated in 2009 as Saasure Inc., a California corporation. In 2010, we reincorporated as Okta, Inc., a Delaware corporation. Our principal executive offices are located at 100 First Street, Suite 600, San Francisco, California 94105, and our telephone number is (888) 722-7871. Our website address is www.okta.com.

Additional Information

Our investor relations website address is investor.okta.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and Proxy Statements for our annual meetings of stockholders, including any exhibits and amendments to these filings, are available, free of charge, on our investor relations website after we file or furnish them with the SEC, and they are available on the SEC's website at www.sec.gov.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Supplemental financial and other information can be accessed through the Company's investor relations website. We also use our investor.okta.com website and okta.com/blog websites (including the Security Blog, Okta Developer Blog and Auth0 Developer Blog) as a means of disclosing material non-public information, announcing upcoming investor conferences and for complying with our disclosure obligations under Regulation FD. Accordingly, you should monitor our investor relations and okta.com/blog websites in addition to following our press releases, SEC filings and public conference calls and webcasts. Further corporate governance information, including our corporate governance guidelines and code of conduct, is also available on our investor relations website under the heading "Responsibility and Governance." Information contained on, or that can be accessed through, our websites is not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A. Risk Factors

A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider the risks and uncertainties described below, as well as the other information in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The occurrence of any of the events or developments described below, or of additional risks and uncertainties not presently known to us or that we currently deem immaterial, could materially and adversely affect our business, results of operations, financial condition and growth prospects. In such an event, the market price of our Class A common stock could decline, and you could lose all or part of your investment.

Risk Factor Summary

This risk factor summary contains a high-level summary of risks associated with our business. It does not contain all of the information that may be important to you, and you should read this risk factor summary together with the more detailed discussion of risks and uncertainties set forth following this summary. A summary of our risks includes, but is not limited to, the following:

- Adverse general economic, market and industry conditions and reductions in workforce identity and customer identity spending have, in the past, and may, in the future, reduce demand for our solutions, which could harm our revenue, results of operations and cash flows.

- We have experienced rapid growth in prior periods, and any failure to effectively manage future growth could harm our business and future prospects.

- If we fail to manage our growth effectively or fail to execute our business plan, we may not be able to maintain high levels of service and customer satisfaction or adequately address competitive challenges.

- We face intense competition, especially from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

- We have a history of losses, and we may not be consistently profitable in the future.

- Our business depends on our ability to retain existing customers, and our revenues and results of operations could be adversely impacted if they do not renew their subscriptions or purchase additional licenses or subscriptions with us.

- If we are unable to grow our customer base, our revenue growth and profitability could be harmed.

- We may experience quarterly fluctuations in our results of operations due to a number of factors that make our future results difficult to predict and could cause our results of operations to fall below analyst or investor expectations.

- Interruptions or performance problems that impact the functionality of our technology, systems, or infrastructure could result in delays in the deployment of our platforms.

- In the past, we have experienced cybersecurity incidents that allowed unauthorized access to our systems or data or our customers' data, harmed our reputation, created additional liability, and adversely impacted our financial results. We and our third-party service providers may experience similar incidents in the future which may also include disabling access to our service.

- We and our third-party service providers have, in the past, failed or been perceived to have failed to fully comply with the privacy or security provisions of our privacy policy, our contracts and/or legal or regulatory requirements, which could result in proceedings, actions or penalties against us. We may experience similar incidents in the future.

- If we are unable to ensure that our solutions integrate or interoperate with a variety of operating systems, platforms, services, software applications devices, mobile phones and other hardware form factors that are developed by others, our platforms may become less competitive and our results of operations may be harmed.

- Real or perceived errors, failures, vulnerabilities or bugs in our solutions, including deployment complexity, have, in the past and could, in the future, harm our business and results of operations.

- Because we generally recognize revenue from our subscriptions and support services over the term of the relevant service period, a decrease in sales during a reporting period may not be immediately reflected in our results of operations for that period.

- The stock price of our Class A common stock may be volatile or may decline.

- The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of our IPO, including our directors, executive officers, and their affiliates, who held in the aggregate 35.3% of the voting power of our capital stock as of January 31, 2025. This will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

- Transactions relating to our convertible notes may affect the value of our Class A common stock.

- We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could harm our business.

Risks Related to Our Business and Industry

Adverse general economic, market and industry conditions and reductions in workforce identity and customer identity spending have, in the past, and may, in the future, reduce demand for our solutions, which could harm our revenue, results of operations and cash flows.

Our revenue, results of operations and cash flows depend on the overall demand for our solutions. Concerns about the inflation and interest rate environment, the instability of financial institutions, health epidemics, the systemic impact of a widespread recession (in the United States or internationally), energy costs, geopolitical issues, such as Russia's invasion of Ukraine, or the availability and cost of credit have and could continue to lead to increased market volatility, decreased consumer confidence and diminished growth expectations in the U.S. economy and abroad, which in turn could result in reductions in spending on our platforms by our existing and prospective customers. These economic conditions can occur abruptly. Prolonged economic slowdowns may result in customers requesting us to renegotiate existing contracts on less advantageous terms to us than those currently in place or defaulting on payments due on existing contracts or not renewing at the end of the contract term. For example, rising interest rates in the United States have affected businesses across many industries, including ours, by increasing the costs of labor, employee healthcare and other components, which may further constrain our, our customers' and prospective customers' budgets. To the extent there is a sustained general economic downturn, and our platforms and services are perceived by customers or potential customers as costly, or too difficult to deploy or migrate to, our revenue may be disproportionately affected by delays or reductions in spending.

We have experienced rapid growth in prior periods, and any failure to effectively manage future growth could harm our business and future prospects.

Our prior revenue growth rates may not be indicative of our future growth or performance. We have experienced revenue growth rates of 43%, 22% and 15% during fiscal 2023, 2024 and 2025, respectively. Our revenue for any quarterly or annual period should not be relied upon as an indication of our future revenue or revenue growth for any future period, as we may not be able to sustain revenue growth consistent with recent history, or at all. Revenue growth depends on several factors, including pricing our platforms to attract new and retain existing customers; managing demand for our solutions; competing against larger companies and new market entrants; capitalizing on new acquisitions, technologies or growth opportunities; and other conditions described in these risk factors. If we are unable to grow our revenue, it will be difficult to maintain our profitability, or maintain or increase our cash flow on a consistent basis. We expect our operating expenses to increase in future periods as we continue to expand our business. If our revenue growth does not increase to offset these anticipated increases in our operating expenses, our business, financial position and results of operations will be harmed, and we may not be able to achieve or consistently maintain profitability. Additionally, the sales cycle for the evaluation and implementation of our platforms, which typically extends for multiple months for enterprise deals, may also cause us to experience a delay between increasing operating expenses and generating corresponding revenue, if any. We may not be able to prepare accurate internal financial forecasts or replace anticipated revenue that we lost as a result of such delays, and our results of operations in future reporting periods could differ materially from our estimates and forecasts, or may not meet the expectations of our investors, which could cause our business to suffer and our stock price to decline.

If we fail to manage our growth effectively or fail to execute our business plan, we may not be able to maintain high levels of service and customer satisfaction or adequately address competitive challenges.

We have experienced rapid growth and organizational change, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. In order to manage future growth and better align our organizational structure and resources with our business priorities, we may undertake restructuring plans from time to time. For example, in recent years we have announced restructuring plans intended to reduce operating expenses and improve profitability that involved reductions of our workforce. We have in the past encountered, and may in the future encounter, challenges in the execution of these restructuring efforts, such as adverse impacts on employee morale or attrition beyond the intended reductions, and these challenges could impact our ability to execute on our business initiatives, which could cause our restructuring efforts to not be as effective as anticipated and harm our financial results.

In addition, as we expand our business, it is important that we continue to maintain a high level of customer service and satisfaction. As our customer base continues to grow, we will need to expand our account management, customer service and other personnel, and our network of independent software vendors ("ISVs"), system integrators and other channel partners, to provide personalized account management and customer service. If we are not able to continue to provide high levels of customer service, our reputation, as well as our business, results of operations and financial condition, could be harmed.

We face intense competition, especially from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The markets for our solutions are rapidly evolving, highly competitive, and subject to shifting customer needs and frequent introductions of new technologies. As the markets in which we operate continue to mature and new technologies and competitors enter such markets, we expect competition to intensify. We compete with both cloud-based and on-premise enterprise application software providers including, but not limited to: authentication providers; access and lifecycle management providers; multi-factor authentication providers; infrastructure-as-a-service providers; other customer identity and access management providers; and solutions developed in-house by our potential customers. Our principal competitor is Microsoft.

Many of our competitors have significantly greater financial, technical, sales and marketing, distribution, customer support or other resources, larger intellectual property portfolios, longer operating histories, greater resources to make strategic acquisitions, more established relationships with third-party service providers, and greater name recognition than we do. They may also have a larger customer base, many of which may prefer to purchase from the same competitor rather than replace their existing infrastructure with our solutions.

Some of our larger competitors have substantially broader product offerings, or greater resources to acquire new offerings or repurpose existing offerings to provide identity solutions with subscription models. As a result, they can leverage their relationships based on other solutions, or incorporate functionality into existing solutions, to gain business in a manner that discourages users from purchasing our solutions, including selling at zero or negative margins, bundling products or maintaining closed technology platforms. In addition, larger competitors, as well as new start-up companies that innovate, make significant investments in research and development and may invent similar or superior solutions that compete with our solutions. These competitive pressures or our failure to compete effectively may result in price reductions, fewer orders, reduced revenue and gross margins, increased net losses, and loss of market share, which could harm our business, results of operations and financial condition.

We have a history of losses, and we may not be consistently profitable in the future.

While we achieved profitability in fiscal 2025, we have incurred net losses of $355 million and $815 million in fiscal 2024 and 2023, respectively. We will need to generate and sustain increased revenue levels in future periods in order to become consistently profitable, and even if we do, we may not be able to maintain or increase our level of profitability. We may incur losses in the future for a number of reasons, including the risks described in these risk factors, an increase in operating expense, and other unknown risks. Any failure by us to sustain profitability on a consistent basis could cause the value of our common stock to decline.

Our business depends on our ability to retain existing customers, and our revenues and results of operations could be adversely impacted if they do not renew their subscriptions or purchase additional licenses or subscriptions with us.

Our ability to increase and maintain revenue growth depends, in part, on our ability to retain and expand our commercial relationships with our existing customers. This requires that our existing customers continue to use our platforms, either by purchasing additional subscriptions or by renewing their subscriptions when existing contract terms expire. Our customers have no obligation to renew their subscriptions after the expiration of their subscription period. They may decide not to renew their subscriptions with a similar contract period, at the same prices and terms, or with the same or a greater number of users. In the past, some of our customers have elected not to renew their agreements with us, and it is difficult to accurately predict long-term customer retention and expansion rates. Customer retention and expansion has, in the past, and may, in the future, decline or fluctuate as a result of a number of factors, such as customers' satisfaction with our solutions; our prices and pricing plans, including as compared to those of competing software solutions; unfavorable macroeconomic conditions; reductions in customer spending levels; negative sentiment stemming from cybersecurity incidents; customer utilization rates; new offerings; and changes to the packaging of our product offerings. If existing customers do not purchase additional subscriptions or renew their subscriptions, renew on less favorable terms or fail to add more users, our revenue may decline or grow less quickly than anticipated, which would harm our future results of operations.

If we are unable to grow our customer base, our revenue growth and profitability could be harmed.

We aim to increase our revenue and achieve and maintain profitability by growing our customer base, particularly through sales to larger organizations. As our market matures and product offerings evolve, we believe that competitors will introduce lower cost or differentiated solutions that compete, or are perceived to compete, with our solutions. If prospective customers view the cost or features of competitors' solutions as preferable to ours, or do not perceive our solutions to be of sufficiently high value and quality, we could fail to attract the number and types of new customers we are seeking. Prospective customers' decisions to purchase our solutions depends on a variety of other factors, including those specified under the risk factor titled "*Our business depends on our ability to retain existing customers, and our revenues and results of operations could be adversely impacted if they do not renew their subscriptions or purchase additional licenses or subscriptions with us*," and described elsewhere in these risk factors. Any failure to attract new customers could impede our success in selling new subscriptions and adversely impact our business, financial condition and results of operations.

We may experience quarterly fluctuations in our results of operations due to a number of factors that make our future results difficult to predict and could cause our results of operations to fall below analyst or investor expectations.

Our results of operations fluctuate from quarter to quarter as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including, but not limited to:

- fluctuations in demand for, or pricing of, our platforms, including as a result of macroeconomic conditions or competition;

- our ability to retain and increase sales to existing customers, attract new customers or otherwise increase the use of our platforms;

- the timing and success of introductions of new solutions by us or our competitors, or any other change in the competitive landscape of our market;

- security breaches of, technical difficulties with, or interruptions to, the delivery and use of our solutions, and any negative market perception or customer reactions related to, or arising from the disclosure of, such breaches, difficulties or interruptions;

- seasonal buying patterns for IT spending;

- the mix of revenue attributable to larger transactions as opposed to smaller transactions, and the associated volatility and timing of our transactions;

- changes in remaining performance obligations ("RPO") due to seasonality, the timing of and compounding effects of renewals, invoice duration, size and timing, new business linearity between quarters and within a quarter, average contract term or fluctuations due to foreign currency movements, all of which may impact implied growth rates;

- errors in our forecasting of the demand for our solutions, which could lead to lower revenue, increased costs or both;

- increases in and timing of sales and marketing and other operating expenses that we may incur to grow our brand, expand our operations and remain competitive;

- our ability to comply with applicable laws and requirements, including data privacy and cybersecurity regimes;

- costs related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write-downs;

- credit or other difficulties confronting our third-party service providers, including channel partners;

- costs related to litigation, including adverse judgments, settlements and other disputes;

- the impact of new accounting pronouncements and associated system implementations;

- changes in the legislative or regulatory environment;

- fluctuations in foreign currency exchange rates;

- expenses related to real estate, including our office leases, and other fixed expenses; and

- general economic, market and industry conditions in domestic or international markets, including the inflation and interest rate environment, geopolitical uncertainty and instability.

Any one or more of the factors above may result in significant fluctuations in our results of operations. You should not rely on our past results as an indicator of our future performance.

The variability and unpredictability of our quarterly results of operations or other operating metrics could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other metrics for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

Our ability to introduce new solutions is dependent on adequate research and development resources and, in part, on our ability to successfully complete acquisitions. If we do not adequately fund our research and development efforts or complete acquisitions successfully, we may not be able to compete effectively and our business and results of operations may be harmed.

To remain competitive, we must continue to develop new solutions, applications and enhancements to our existing portfolio. This is particularly true as we further expand and diversify our capabilities. Maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of the market is essential. If we elect not to or are unable to develop solutions internally, we may choose to expand into a certain market or strategy via an acquisition for which we could potentially pay too much or fail to successfully integrate into our operations. Further, many of our competitors expend a considerably greater amount of funds on their respective research and development programs, and those that do not have, in some cases, been acquired by larger companies that allocate greater resources to our competitors' research and development programs. Our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors would give an advantage to such competitors and may harm our business, results of operations and financial condition.

Even if we maintain adequate research and development resources, we may be unable to monetize newly developed solutions or features such that we can recoup our research and development expenditures. For example, if we develop a new feature but our competitors give an equivalent feature away for free, we may need to also include our newly developed feature for free as part of an existing product offering to remain competitive in the marketplace. Such a loss of anticipated revenue to offset our research and development expenditures may harm our business, results of operations and financial condition.

Future acquisitions, investments, partnerships or alliances could be difficult to identify and integrate, divert the attention of management personnel, disrupt our business, dilute stockholder value and harm our results of operations and financial condition.

We have in the past acquired, and we may in the future seek to acquire or invest in, businesses, products, teams or technologies that we believe could complement or expand our current platforms, enhance our technical capabilities, or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. If we acquire additional businesses, we may not be able to successfully integrate and retain the acquired personnel; integrate the acquired operations and technologies; adequately test and assimilate the internal control processes of the acquired business in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"); or effectively manage the combined business. We may also be required to assume liabilities or incur unforeseen costs, such as those arising from the acquired company's failure to comply with legal or regulatory requirements and litigation matters.

Any acquisition or strategic transaction we do consummate could fail to produce the benefits we hope to achieve, which could disrupt our own business or those of our partners and customers, or result in future impairment charges. In particular, from time to time we invest in private growth stage companies for strategic reasons and to support key business initiatives. All of our venture investments are subject to a risk of partial or total loss of investment capital, and we may not realize a return on these investments.

In addition, we have limited experience in acquiring other businesses. We may not be able to identify desirable acquisition targets, or we may not be successful in entering into an agreement with any particular target. Acquisitions could also result in dilutive issuances of equity securities, use of our available cash or the incurrence of debt, or in adverse tax consequences or unfavorable accounting treatment. If an acquired business fails to meet our expectations, our business, results of operations and financial condition could suffer.

Because our long-term success depends, in part, on our ability to expand the sales of our solutions to customers located outside of the United States, our business will be susceptible to risks associated with international operations.

We currently have sales personnel outside the United States and maintain offices outside the United States in the Americas, Asia-Pacific and Europe, and our international revenue was 21% of our total revenue in fiscal 2024 and fiscal 2025. Any international expansion efforts that we may undertake may not be successful. We may face challenges, including those not generally faced in the United States, such as managing and staffing international operations, and becoming familiar with varying technology standards, local laws and business practices. Conducting international operations also subjects us to, among other risks described in these risk factors:

- political, economic and social uncertainties, including macroeconomic conditions;

- unexpected changes in, or costs and liabilities related to, compliance with foreign legal and regulatory requirements, such as data privacy and cybersecurity regimes; intellectual property rights protections; and requirements relating to the localization of our solutions;

- restrictive governmental actions focusing on cross-border trade, including taxes, trade laws, tariffs, import and export restrictions or quotas, barriers, sanctions, custom duties or other trade restrictions; and

- difficulties in managing systems integrators and technology partners.

Establishing operations in international markets also requires significant management attention and financial resources, and we cannot guarantee that these investments will produce desired levels of revenue or profitability. If we fail to expand our operations successfully and in a timely manner, our business and results of operations will suffer.

If we fail to adapt to rapid technological change, our ability to remain competitive could be impaired.

The industry in which we compete is characterized by rapid technological change, frequent introductions of new solutions and evolving industry standards. Our ability to attract new customers and increase revenue from existing customers will depend in significant part on our ability to anticipate industry standards and trends. We must continue to enhance existing solutions, or introduce or acquire new solutions on a timely basis to keep pace with technological developments. The success of any enhancement or new solution depends on several factors, including the timely completion and market acceptance of the enhancement or new solution. Any new solution we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. If any of our competitors implements new technologies before we are able to implement them, those competitors may be able to provide more effective solutions than ours at lower prices. Any delay or failure in the introduction of new or enhanced solutions that gain market acceptance and meet customer requirements could harm our business, results of operations and financial condition.

Our financial results may fluctuate due to increasing variability in our sales cycles.

We plan our expenses based on certain assumptions about the length and variability of our sales cycle. These assumptions are based upon historical trends for sales cycles and conversion rates associated with our existing customers. We are increasingly focused on sales to larger organizations, which often involve lengthy purchasing approval processes and less predictable sales cycles. The length of sales cycles may be further impacted by the current macroeconomic environment and by the discretionary nature of customer spending. Customers may also take prolonged evaluation periods of our platforms, or their features or functionality, and those of our competitors. As a result, it is difficult to predict exactly when, or even if, we will make a sale. If we are unable to close one or more of expected significant transactions in a particular period, or if such an expected transaction is delayed until a subsequent period, our results of operations for that period, and for any future periods in which revenue from such transaction would otherwise have been recognized, may be harmed.

Our growth depends, in part, on the success of our strategic relationships with third parties.

To grow our business, we expect to continue to depend on relationships with third parties, such as channel partners. Identifying partners, negotiating and maintaining relationships with them requires significant time and resources.

Our ability to compete in the marketplace depends, in part, on whether third parties successfully market, resell, implement or support our solutions for their customers. For example, some of our channel partners sell or provide integration and administration services for our competitors' solutions. They may choose to devote greater resources to our competitors that are more effective in incentivizing them to favor their solutions over ours. In addition, acquisitions of such partners by our competitors could result in a decrease in the number of our current and potential customers, as these partners may no longer facilitate the adoption of our applications by potential customers. Some of our partners compete with certain of our solutions and may elect to no longer integrate with our platforms or sell our solutions.

Our growth also depends on our ability to incentivize third-party developers to adopt and build their applications using our APIs and solutions. We believe that these applications facilitate greater usage and customization of our solutions. If these third-party developers stop developing on or supporting our platforms, we will lose the benefit of network effects that have contributed to the growth in our number of customers.

If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to grow our revenue could be impaired, and our results of operations may suffer. Even if we are successful, we cannot ensure that these relationships will result in increased customer usage of our applications or increased revenue.

Various factors may cause implementation of our solutions to be delayed, inefficient or otherwise unsuccessful.

Our business depends upon the successful implementation of our solutions by our customers. Increasingly, we, as well as our customers, rely on our network of partners to deliver implementation services, and there may not be enough qualified implementation partners available to meet customer demand. Various other factors may cause implementations to be delayed, inefficient or otherwise unsuccessful, including significant costs to purchase, implement and enable our solutions; changes in our customers' functional requirements; timeline delays; or deviation from recommended best practices. These and other circumstances may delay our ability to sell additional solutions or result in customers canceling or failing to renew their subscriptions before our solutions have been fully implemented. Unsuccessful, lengthy, or costly customer implementation and integration projects could result in claims from customers, harm to our reputation, and opportunities for competitors to displace our solutions, each of which could have an adverse effect on our business and results of operations.

A portion of our revenues are generated by sales to public sector entities, which are subject to a number of challenges and risks.

We rely on partners to resell our services to public sector entities, and we have made, and plan to continue to make, investments to support future sales opportunities in the public sector. The sale of our services to public sector entities is tied to budget cycles, and there are government requirements and authorizations that we may be required to meet. Further, we may be subject to audits and investigations regarding our role as a subcontractor in government contracts, and violations could result in penalties and sanctions, including contract termination, refunding or forfeiting payments, fines, and suspension or debarment from future government business. Selling to these entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense. Public sector entities often require contract terms that differ from our standard arrangements and impose additional compliance requirements, require increased attention to pricing practices, or are otherwise time consuming and expensive to satisfy. For example, some of our public sector customers contract with us on the basis of our authorization under FedRAMP, which requires us to undertake additional actions and expenses to ensure compliance. Public sector entities may also have statutory, contractual, or other legal rights to terminate contracts with our partners for convenience, for lack of funding or due to a default, and any such termination may adversely impact our future results of operations. If we represent that we meet certain standards, authorizations (such as FedRAMP) or requirements and do not meet them, or if such authorizations are suspended or revoked, we could be subject to increased liability from our customers, investigation by regulators, or termination rights. Even if we do meet them, the additional costs associated with providing our service to public sector entities could harm our margins. Moreover, changes in underlying regulatory requirements could be an impediment to our ability to efficiently provide our service to government customers and to grow or maintain our customer base. Any of these risks related to contracting with, or as a subcontractor supporting, public sector entities could adversely impact our future sales and results of operations, or make them more difficult to predict.

If we fail to enhance our brand cost-effectively, our ability to expand our customer base will be impaired and our business, results of operations and financial condition may suffer.

We believe that developing and maintaining awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future solutions, and is an important element in attracting new customers and retaining existing customers. Furthermore, we believe that the importance of brand recognition is likely to increase as competition in our market increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing and sales efforts, and on our ability to provide reliable and useful solutions at competitive prices and that align with our customers' needs. In the past, our efforts to build our brand have involved significant expenses and have not always attracted a sufficient number of new customers to be cost-effective.

As of fiscal 2026, we are further specializing our sales force to better align with our customers and evolving market demands, which will require us to invest significant financial and other resources. We may not achieve anticipated revenue growth if we are unable to hire and develop talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if we are unable to retain our existing sales personnel. If our marketing and sales efforts are unsuccessful and we fail to enhance our brand we may fail to attract new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business, results of operations and financial condition could suffer.

We may not set optimal prices for our solutions.

In the past, we have at times adjusted our prices either for individual customers in connection with long-term agreements or for a particular solution. We expect that we may need to change our pricing in future periods and potentially in response to the inflation and interest rate environment and increased costs. Further, as competitors introduce new solutions that compete with ours or reduce their prices, we may be unable to attract new customers or retain existing customers based on our historical pricing. As we expand internationally, we also must determine the appropriate price to enable us to compete effectively internationally. In addition, if our mix of solutions sold changes, then we may need to, or choose to, revise our pricing. As a result, we may be required or choose to reduce our prices or change our pricing model, which could harm our business, results of operations and financial condition.

If we are not able to consistently generate cash flows or raise additional capital necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity or convertible debt financing, our security holders may experience significant dilution of their ownership interests. If we engage in additional debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to effectively grow our business or respond to competitive pressures, which could harm our business, results of operations and financial condition.

We may be subject to liability claims if we breach our contracts and our insurance may be inadequate to cover our losses.

We are subject to numerous obligations in our contracts with our customers and partners. Despite the procedures, systems and internal controls we have implemented to comply with our contracts, we may breach these commitments, whether through a weakness in these procedures, systems and internal controls, negligence or the willful act of an employee or contractor. Our insurance policies, including our errors and omissions insurance, may be inadequate to compensate us for the potentially significant losses that may result from claims arising from breaches of our contracts, disruptions in our service, including those caused by cybersecurity incidents, failures or disruptions to our infrastructure, catastrophic events and disasters or otherwise. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management's attention.

Evolving and complex scrutiny of sustainability matters may require us to incur additional costs or otherwise adversely impact our business.

Increased attention to environmental sustainability and social issues, as well as societal expectations regarding voluntary sustainability initiatives and disclosures, may result in increased costs (including but not limited to, increased costs related to compliance, stakeholder engagement and contracting), impact our reputation, or otherwise affect our business performance. We have undertaken certain sustainability-related initiatives, goals and commitments, which we have communicated on our website, in our SEC filings and elsewhere. We may undertake additional actions, including establishing certain sustainability goals or targets, to improve our sustainability profile and/or respond to demand from investors, regulators, customers and other stakeholders, both U.S.-based and internationally. However, such actions may be costly or subject to numerous conditions that are outside our control, and we cannot guarantee that such actions will have the desired effect. Our actual or perceived failure to achieve such goals or targets could negatively impact our reputation and impact our ability to compete as effectively to recruit or retain employees.

Risks Related to Intellectual Property, Infrastructure Technology, Data Privacy and Security

Interruptions or performance problems that impact the functionality of our technology, systems, or infrastructure could result in delays in the deployment of our platforms.

Our continued growth depends, in part, on the ability of our existing and potential customers to access our platforms 24 hours a day, seven days a week, without interruption or degradation of performance. System interruption and a lack of integration and redundancy in our information systems and infrastructure may adversely affect our ability to operate websites, process and fulfill transactions, respond to customer inquiries, and generally maintain cost-efficient operations. We have experienced in the past, and may experience in the future, disruptions, data loss or corruption, outages, and other performance problems with our infrastructure or service due to a variety of factors. These factors include, for example, infrastructure and functionality changes, human or software errors, capacity constraints, ransomware attacks that encrypt our data and render it inaccessible, or security-related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems immediately, and it could take months, or even years, for such problems to become pronounced enough for us to detect or for our customers to detect and inform us. We may not be able to maintain the level of service uptime and performance required by our customers, especially during peak usage times and as our solutions become more complex and our user traffic increases. If our platforms are unavailable or if our customers are unable to access our solutions or deploy them within a reasonable amount of time, or at all, our business would be harmed. Since our customers rely on our service to access and complete their work, any outage on our platforms would impair the ability of our customers to perform their work, which would negatively impact our brand, reputation and customer satisfaction.

Our platforms are accessed by a large number of customers, often at the same time, and we continue to expand the number of our customers and solutions available to our customers. While we rely on third-party information technology systems, broadband and other communications systems and service providers to assist in providing access to our platforms, maintaining our infrastructure, and distributing our solutions via the internet, we may not be able to scale our technology to accommodate increased capacity requirements, which may result in interruptions or delays in service. If a service provider fails to provide sufficient capacity to support our platforms or otherwise experiences service outages, including intentionally blocking our internet traffic or all internet traffic, for example at the request of a national government intending to isolate its country's network, such failure could interrupt our customers' access to our service, which could adversely affect their perception of our platforms' reliability and our revenues. Any disruptions in these services, including as a result of actions outside of our control, would significantly impact the continued performance of our solutions. In the future, these services may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of these services could result in decreased functionality of our solutions until equivalent technology is either developed by us or, if available from another provider, is identified, obtained and integrated into our infrastructure. If we do not accurately predict our infrastructure capacity requirements, our customers could experience service shortfalls. We may also be unable to effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology.

Any of the above circumstances or events may harm our reputation, cause customers to terminate their agreements with us, impair our ability to obtain subscription renewals from existing customers, impair our ability to grow our customer base, result in the expenditure of significant financial, technical and engineering resources, subject us to financial penalties and liabilities under our service level agreements, and otherwise harm our business, results of operations and financial condition.

In the past, we have experienced cybersecurity incidents that allowed unauthorized access to our systems or data or our customers' data, harmed our reputation, created additional liability, and adversely impacted our financial results. We and our third-party service providers may experience similar incidents in the future which may also include disabling access to our service.

Increasingly, companies, including Okta, Inc., are subject to a wide variety of attacks on their systems and networks on an ongoing basis. In addition to threats from traditional computer "hackers," malicious code (such as malware, viruses, worms and ransomware), employee or contractor theft or misuse, password spraying, phishing and denial-of-service attacks, we and our third-party service providers now also face threats from sophisticated nation-state actors and organized crime groups who engage in attacks (including advanced persistent threat intrusions) that add to the risks to our systems (including those hosted on AWS' or other cloud services providers' systems), internal networks, our customers' systems and the information that we and they store and process. For example, like other companies, we have experienced an increase in cybersecurity attacks and have had to expend increasing amounts of human and financial capital to respond. We expect that these cybersecurity attacks will continue and that the scope and sophistication of these efforts will increase in future periods. Despite significant efforts to create security barriers to such threats, it is virtually impossible for us to entirely mitigate these risks. As a provider of independent and neutral cloud-based identity solutions that form a part of our customers' security software supply chain, we pose an attractive target for such attacks. The security measures we have integrated into our internal systems and platforms, which are designed to detect unauthorized activity and prevent or minimize security breaches, may not function as expected and have not in the past been, and may not in the future be, sufficient to protect our internal networks and platforms against certain attacks. In addition, techniques used to sabotage or to obtain unauthorized access to networks in which data is stored or through which data is transmitted change frequently, become more complex over time. As a result, we and our third-party service providers have in the past been, and may in the future be, unable to anticipate these techniques or implement adequate preventative measures quickly enough to prevent either an electronic intrusion into our systems or services or a compromise of customer data, employee data or other protected information.

Our customers' use of our technology to access business systems and store data concerning, among others, their employees, contractors, partners and customers is essential to their use of our platforms, which stores, transmits and processes customers' proprietary information and users' personal data experienced and likely will in the future experience attacks targeting such customer data. When such breaches occur, as a result of third-party action, technology limitations, employee or contractor error, malfeasance or otherwise, and if the confidentiality, integrity or availability of our customers' data or systems is disrupted, we could incur significant liability to our customers and to individuals or businesses whose information was being stored by our customers, and our platforms may be perceived as less desirable, which could negatively affect our business and damage our reputation. Techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and generally are not recognized until launched against a target. As a result, we, our third-party service providers and our customers have not in the past been, and may not in the future be, able to anticipate these techniques or to implement adequate preventive measures. Further, because we do not control our third-party service providers, or the processing of data by our third-party service providers, we cannot ensure the integrity or security of measures they take to protect customer information and prevent data loss.

In addition, security breaches impacting our platforms have in certain cases resulted in and could in the future result in a risk of loss or unauthorized disclosure or theft of this information, or the denial of access to this information, which, in turn, could lead to enforcement actions, litigation, regulatory or governmental audits, investigations and possible liability, and increased requests by individuals regarding their personal data. Security breaches could also damage our relationships with and ability to attract customers and partners, and trigger service availability, indemnification and other contractual obligations. For example, our customers have in the past published public criticisms of our security practices in connection with security incidents, and these postings harm our reputation and brand. Security incidents may also cause us to incur significant investigation, mitigation, remediation, notification and other expenses. Furthermore, as a well-known provider of identity and security solutions that form a part of our customers' security software supply chain, any such breach, including a breach of our customers' systems, could compromise systems secured by our solutions, creating system disruptions or slowdowns and exploiting security vulnerabilities of our or our customers' systems, and the information stored on our or our customers' systems could be accessed, publicly disclosed, altered, lost or stolen, which could subject us to liability and cause us financial harm. Our disclosures concerning security incidents also may become the subject of litigation, and our disclosures concerning the January 2022 compromise, for example, have become the subject of lawsuits, as discussed in Item 3, "Legal Proceedings" below. While we have taken a number of remediation steps, there is no guarantee that our preventative and mitigation actions with respect to this incident and others like it will fully eliminate the risk of a malicious compromise of our or our customers' systems.

We have experienced cybersecurity incidents resulting from our use of and oversight over third-party service providers and could experience such incidents in the future. These incidents have, in the past, and may, in the future, result from our configuration of such providers' products or from cybersecurity attacks on such providers of the same type that could affect our own systems. While we have implemented security measures and configuration policies that seek to protect data stored with our third-party service providers, such measures and policies have not in the past been, and may not in the future be, sufficient to protect our data or our customers' data. For example, the January 2022 compromise of one of our third-party service providers by a threat actor, even though not material and not a breach of our platforms, nonetheless was widely publicized and focused attention on the security of our systems and the systems of our third-party service providers. In addition, in October 2023, a threat actor gained unauthorized access to and stole information from inside our customer support system, which was hosted by a third-party service provider.

While we maintain cybersecurity insurance, our insurance may be insufficient to cover all liabilities incurred in these incidents, and any incidents may result in loss of, or increased costs of, our cybersecurity insurance. These breaches, or any perceived breach, of our systems, our customers' systems, our service providers' systems, or other systems or networks secured by our platforms, whether or not any such breach is due to a vulnerability in our platforms, may also undermine confidence in our platforms or our industry and result in damage to our reputation and brand, negative publicity, loss of ISVs and other channel partners, customers and sales, increased costs to remedy any problem, costly litigation and other liability. In addition, a breach of the security measures of one of our key ISVs or other channel partners or a security software supply chain attack even many levels removed could result in the exfiltration of confidential corporate information or other data that may provide additional avenues of attack. For example, an exploitation in an open source library that is imported and used in another framework that is used by a software product used by Okta, Inc. could introduce an avenue of attack into our platforms. If a high profile security breach occurs with respect to a comparable cloud technology provider, our customers and potential customers may lose trust in the security of the cloud business model generally, which could adversely impact our ability to retain existing customers or attract new ones, potentially causing a negative impact on our business. Any of these negative outcomes could adversely impact market acceptance of our solutions and could harm our business, results of operations and financial condition.

Third parties have induced and may continue to fraudulently induce employees, contractors, customers or our customers' users into disclosing sensitive information such as user names, passwords or other information or otherwise compromise the security of our applications, internal networks, electronic systems and/or physical facilities in order to gain access to our data or our customers' data, which could result in significant legal and financial exposure, a loss of confidence in the security of our platforms, interruptions or malfunctions in our operations, account lockouts, and, ultimately, harm to our future business prospects and revenue. We may be required to expend significant capital and financial resources to protect against such threats or to alleviate problems caused by breaches in security.

We and our third-party service providers have, in the past, failed or been perceived to have failed to fully comply with the privacy or security provisions of our privacy policy, our contracts and/or legal or

regulatory requirements, which could result in proceedings, actions or penalties against us. We may experience similar incidents in the future.

Our customers' storage and use of data concerning, among others, their employees, contractors, partners and customers is essential to their use of our platforms. We have implemented various features intended to enable our customers to better comply with applicable privacy and security requirements in their collection and use of data within our online service, but these features have, in the past, not ensured and may, in the future, not ensure our customers' compliance and may not be effective against all potential privacy or related regulatory concerns.

Many jurisdictions have enacted or are considering enacting or revising privacy and/or data security legislation, including laws and regulations applying to the collection, use, storage, transfer, disclosure and/or processing of personal data. The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to the operations of our customers may limit the use and adoption of our service and reduce overall demand for it. These privacy and data security related laws and regulations are evolving and may result in increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. In addition, we are subject to certain contractual obligations regarding the collection, use, storage, transfer, disclosure and/or processing of personal data. Although we are working to comply with those federal, state and foreign laws and regulations, industry standards, contractual obligations and other legal obligations that apply to us, those laws, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, our practices or the features of our platforms.

We also expect that there will continue to be new proposed laws, regulations, self-regulatory and industry standards concerning privacy, data protection, digital services, and information security in the United States, China, the European Union, India and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. In the United States, the Federal Trade Commission and state regulators enforce a variety of data privacy issues, such as promises made in privacy policies or failures to appropriately protect information about individuals, as unfair or deceptive acts or practices in or affecting commerce in violation of the Federal Trade Commission Act or similar state laws. On the U.S. state level, over a dozen states have adopted new or modified privacy and security laws. These laws create a patchwork of legislation and regulation that impose heightened transparency obligations about data collection, use, and sharing practices, add restrictions on the "sale" or "sharing" or transfer of personal information to third parties for purposes such as advertising or analytics, create new data privacy rights for consumers including the ability to limit the use of personal information for advertising, and carry significant enforcement penalties for non-compliance, including monetary and injunctive relief. This patchwork may also give rise to conflicts or differing views of personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal data than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. We may expend significant resources attempting to comply with conflicting and overlapping state privacy regulations, and the cost and complexity of complying with such regulations could adversely affect our business or increase our potential liability if we fail to comply. This influx of state privacy regimes indicates a trend toward more stringent privacy legislation in the United States, including a potential federal privacy law, which could also increase our potential liability and adversely affect our business. In Europe, the General Data Protection Regulation 2016/679 (the "GDPR") imposes a strict data protection compliance regime in relation to the collection and processing of personal data, and various European and other foreign laws also restrict the use of cookies, tracking technologies, and certain marketing activities.

Future laws, regulations, standards and other obligations, and changes in the interpretation of existing laws, regulations, standards and other obligations could impair our or our customers' ability to collect, use or disclose information relating to consumers, which could decrease demand for our applications, restrict our business operations, or increase our costs and impair our ability to maintain and grow our customer base and increase our revenue. Such laws and regulations may require companies to implement privacy and security policies, permit users to exercise various data rights, inform individuals of security breaches that affect their personal data, and, in some cases, obtain individuals' consent to use personal data for certain purposes. If we, or the third parties on which we rely, fail to comply with federal, state and international data privacy laws and regulations our ability to successfully operate our business and pursue our business goals could be harmed. Additionally, plaintiffs have become increasingly more active in bringing privacy-related claims against companies. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for significant statutory damages, depending on the volume of data and the number of violations.

With respect to cybersecurity in the United States, the development of rules and guidance pursuant to various executive orders may apply to us, including, for example, pursuant to Executive Order 14028 for "critical software." While the rules and guidance coming from the Order are still being developed, we are likely to be categorized as a provider of critical software, which may increase our compliance costs and delay or prevent our ability to execute contracts with customers, including in particular with government entities.

Any failure or perceived failure by us or our third-party service providers to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, compliance frameworks with which Okta, Inc. has contractually committed to comply, or any actual or suspected privacy or security incident, even if unfounded, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personal data or other data, may result in investigations and enforcement actions and prosecutions, private litigation (including class action lawsuits), fines, penalties and censure, claims for damages by customers and other affected individuals, or adverse publicity and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business.

We publicly post our privacy policies and practices concerning our processing, use and disclosure of the personal data provided to us by our website visitors and by our customers, and other individuals with whom we interact. Our publication of our privacy policies and other statements we publish that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be unfair, deceptive, or misrepresentative of our practices.

If our platforms are perceived to cause, or are otherwise unfavorably associated with, violations of privacy or data security requirements, it may subject us or our customers to public criticism and potential legal liability. Existing and potential privacy laws and regulations concerning privacy and data security and increasing sensitivity of consumers to unauthorized processing of personal data may create negative public reactions to technologies, solutions and services such as ours. Public concerns regarding personal data processing, privacy and security may cause some of our customers' end users to be less likely to visit their websites or otherwise interact with them. If enough end users choose not to visit our customers' websites or otherwise interact with them, our customers could stop using our platforms. This, in turn, may reduce the value of our service, and slow or eliminate the growth of our business, or cause our business to contract.

Privacy is a key issue for Okta, Inc. and for our customers. We have attained multiple privacy certifications, such as the Privacy Recognition for Processors, and the European Union Cloud Code of Conduct, Level 2. If we fail to maintain our privacy certifications, or if we fail to seek expansion of their applicability to acquired and/or newly-developed solutions, we may fail to meet our contractual commitments and we may fail to retain our existing customers or attract new customers, and our business, results of operations and financial condition could suffer.

We may face particular privacy, data security and data protection risks due to stringent data protection and privacy laws and increased scrutiny over data transfers.

We are subject to global data protection laws and regulations ("Data Protection Laws") that may impact how we do business with customers. Data Protection Laws, such as those applicable in the European Union, Canada and certain of its provinces, United Kingdom, Asia, and certain states in the United States, have enhanced data protection obligations for companies that handle personal data. Obligations include, for example, expanded disclosures about how personal data is to be used, individual rights in relation to personal data, limitations on retention of personal data, mandatory data breach notification requirements and strict obligations on service providers, and restrictions on online marketing and the use of cookies and tracking technologies.

In addition, increasing numbers of Data Protection Laws restrict transfers of personal data outside of their country of origin to countries deemed to lack adequate privacy protections. These types of transfers must be supported by a transfer mechanism that we may be required to implement, and in many jurisdictions there is significant legal uncertainty around the validity and sufficiency of data transfer mechanisms, and evolving legal and regulatory expectations could impose additional obligations or require expenditure of additional resources to comply with the Data Protection Laws.

Data Protection Laws are rapidly expanding and evolving, and many have extraterritorial effect, which may increase our compliance costs and expose us to greater enforcement risk. In addition, we may be or become subject to data localization laws, which require personal data, or certain subcategories of personal data, to be stored in the jurisdiction of origin. These regulations may deter customers from using cloud-based services such as ours and may inhibit our ability to expand into those markets or prohibit us from continuing to offer services in those markets without significant additional costs.

This regulatory environment applicable to the handling of personal data, and our actions taken in response, may cause us to assume additional liabilities or incur additional costs and could result in our business, results of operations and financial condition being harmed. We and our customers may face a risk of enforcement actions by an increasing number of global data protection authorities in countries where data protection laws apply to us and with which we may not be able to comply. Any such enforcement actions could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect our business, results of operations and financial condition.

Non-compliance with these obligations can trigger significant fines and other penalties. Regulatory bodies can also issue orders to cease or change data processing, enforcement notices and/or assessment notices (for a compulsory audit), and civil claims (including class actions) for compensation or damages. In addition to fines, some U.S. states allow a private right of action. Given the breadth and depth of changes in data protection obligations, complying with these requirements has caused us to expend significant resources, which is likely to continue into the near future as we respond to new interpretations and enforcement actions.

In addition, new laws are continually being passed and new case law and regulatory guidance means Data Protection Laws are constantly evolving. For example, India recently passed a comprehensive data protection law that will apply new privacy rules for the first time in that country. In addition, the number of U.S. states with comprehensive Data Protection Laws significantly increased in 2024. We cannot yet determine the impact that such future laws, regulations and standards may have on our business. Such laws and regulations are often subject to differing interpretations and may be inconsistent among jurisdictions. We could incur substantial expense in complying with any new obligations, be required to make significant changes to our business operations or to the development of new or existing solutions, and we may not be able to comply with some of these regulatory developments, all of which may adversely affect our revenues and our business overall.

If we fail to maintain our security attestations and certifications, our business, results of operations and financial condition may suffer.

Security is essential for us and for our customers. A number of our Okta Platform product offerings have attained multiple certifications, including SOC 2 Type II Attestations, CSA Star Level 2 Certification, ISO/IEC 27001:2022, ISO/IEC 27017:2015, ISO/IEC 27018:2019 and comply with many other international frameworks. Certain Okta Platform offerings maintain multiple agency FedRAMP Authorities to Operate and are compliant to operate at Department of Defense Impact Level 4. Certain Okta Platform offerings maintain minimum security requirements in alignment with the Security Rule of HIPAA. The Okta Platform also supports FIPS 140-2 encryption requirements. If we fail to maintain our security attestations and certifications, or if we fail to seek expansion of their applicability to acquired and/or newly-developed products, we may fail to meet our contractual commitments and we may fail to retain our existing customers or attract new customers, and our business, results of operations and financial condition could suffer.

We provide service level commitments under our customer contracts. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service, which could harm our business, results of operations and financial condition.

Our customer agreements contain service level commitments, under which we guarantee specified availability of our platforms. Any failure of or disruption to our infrastructure could make our platforms unavailable to our customers. If we are unable to meet the stated service level commitments to our customers or suffer extended periods of unavailability of our platforms, we have been, and could in the future be, contractually obligated to provide affected customers with service credits for future subscriptions. Our revenue, other results of operations and financial condition could be harmed if we suffer unscheduled downtime that exceeds the service level commitments under our agreements with our customers, and any extended service outages could adversely affect our business and reputation as customers may elect not to renew and we could lose future sales.

If we are unable to ensure that our solutions integrate or interoperate with a variety of operating systems, platforms, services, software applications devices, mobile phones and other hardware form factors that are developed by others, our platforms may become less competitive and our results of operations may be harmed.

The number of people who access the internet through mobile devices and access cloud-based software applications through mobile devices, including smartphones and handheld tablets or laptop computers, has increased significantly in the past several years and is expected to continue to increase. While we have created mobile applications and mobile versions of our solutions that are accessible on third-party application stores, if these mobile applications and solutions do not perform well, our business may suffer. Third-party application stores may also impose new requirements, including, for example, updates to their terms of access or policies on how we or our channel partners must collect, use, and share data. Compliance with any such requirements could be costly or burdensome, and could prevent us from timely updating our current mobile applications or distributing new mobile applications. If we fail to comply with these requirements, we could lose access to, or be required to remove our mobile applications from, third-party application stores.

In addition, our solutions interoperate with servers, mobile devices and software applications predominantly through the use of protocols, many of which are created and maintained by third parties. As a result, we depend on the interoperability of our solutions with such third-party services, mobile devices and mobile operating systems, as well as cloud-enabled hardware, software, networking, browsers, database technologies and protocols that we do not control. Past and future changes in such technologies that degrade the functionality of our solutions or give preferential treatment to competitive services have, in the past, and could, in the future, adversely affect adoption and usage of our platforms. Any change in our customers' preference for cloud-based identity management or any shift towards on-premises systems could also adversely affect adoption and usage of our platforms. Also, we may not be successful in developing or maintaining relationships with key participants in the mobile industry or in developing solutions that operate effectively with a range of operating systems, networks, devices, browsers, protocols and standards. In addition, we may face different fraud, security and regulatory risks from transactions sent from mobile devices than we do from personal computers. If we are unable to effectively anticipate and manage these risks, or if it is difficult for our customers to access and use our platforms, our business, results of operations and financial condition may be harmed.

Our success also depends on the willingness of third-party developers and technology providers to build applications and provide integrations that are complementary to our service. Without the development of these applications and integrations, both current and potential customers may not find our service sufficiently attractive, and our business, results of operations and financial condition could suffer.

Interruptions or delays in the services provided by third-party data centers or internet service providers have, in the past, and could, in the future, impair the delivery of our platforms and our business could suffer.

We rely on a number of third-party service providers to operate our services. For example, we host our platforms using AWS data centers and other third-party cloud infrastructure services. Our operations depend on protecting the virtual cloud infrastructure hosted in AWS or other cloud services by maintaining its configuration, architecture and interconnection specifications, as well as the information stored in these virtual data centers and which third-party internet service providers transmit. Service interruptions from such infrastructure providers have caused, and could in the future cause, outages on our platforms. Our solutions use resources operated by us in these locations. Although we have disaster recovery plans that use multiple virtual data center locations, any incident affecting their infrastructure, including events beyond our control, could negatively affect our platforms, harm our reputation, and expose us to liability. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the third-party services we use.

We rely on software and services from other parties. Defects in or the loss of access to software or services from third parties could increase our costs and adversely affect the quality of our solutions.

We rely on technologies from third parties to operate critical functions of our business, including cloud infrastructure services and customer relationship management services. Our business would be disrupted if any of the third-party software or services we use, or functional equivalents, were unavailable due to defects in the software or services from those third parties, or because they are no longer available on commercially reasonable terms or prices. In each case, we would be required to either seek licenses to software or services from other parties and redesign our solutions to function with such software or services or develop substitutes ourselves, which would result in increased costs and could result in delays in launches or releases of new solutions until equivalent technology can be identified, licensed or developed, and integrated into our solutions. Furthermore, we might be forced to limit the features available in our current or future solutions. These delays and feature limitations, if they occur, could harm our business, results of operations and financial condition.

Real or perceived errors, failures, vulnerabilities or bugs in our solutions, including deployment complexity, have, in the past and could, in the future, harm our business and results of operations.

Errors, failures, vulnerabilities or bugs have, in the past and may, in the future, occur in our solutions, especially when updates are deployed or new solutions are rolled out, maintenance patches are applied, or infrastructure, architectural or configuration changes are made. In the past, such issues have caused outages for our customers. Our platforms are often used in connection with large-scale computing environments with different operating systems, system management software, equipment and networking configurations, which may cause errors or failures of our solutions, or other aspects of the computing environment into which our solutions are deployed. In addition, deployment of our solutions into complicated, large-scale computing environments may expose errors, failures, vulnerabilities or bugs in our solutions. Any such errors, failures, vulnerabilities or bugs may not be found until after they are deployed to our customers.

We are committed to increasing our transparency with our customers and the public about our solutions and technology. This transparency, which may be more than is expected of companies in our industry, could lead to us publicly disclosing information that we would not otherwise be legally required to disclose, such as errors, failures, vulnerabilities or bugs in our solutions and technology. As a result, we could experience negative publicity that could harm our business. Any real or perceived errors, failures, vulnerabilities or bugs in our solutions, or delays in or difficulties implementing our solutions, could also result in: loss, compromise, corruption or other unavailability of customer data; disruptions to our solutions or our customers' products, systems, networks, and operations; loss of business and new customers; loss of or delay in market acceptance of our solutions; a decrease in customer satisfaction or adoption rates; loss of competitive position; or claims by customers for losses sustained by them, all of which could harm our business, results of operations, and financial condition.

Issues in the development and use of artificial intelligence ("AI"), combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations.

We use internally developed and third-party developed machine learning and AI technologies in our offerings and business, and we are making investments in expanding our AI capabilities in our portfolio, including ongoing deployment and improvement of existing machine learning and AI technologies, as well as developing new product features using AI technologies, including, for example, generative AI. AI technologies are complex and rapidly evolving, and we face significant competition from other companies as well as an evolving regulatory landscape. For example, in the European Union, the Artificial Intelligence Act establishes obligations on the use of AI based on the type of AI and its potential risks to society. Additionally, in the United States, federal and state legislatures and agencies are introducing legal frameworks and rules governing AI. The introduction of AI technologies into new or existing solutions may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results. For example, even if permitted by our privacy policy and contractual rights, our use of data in novel AI applications may, in time, expand beyond customer expectations. The intellectual property ownership and license rights, including copyright, surrounding AI technologies has not been fully addressed by courts or national or local laws or regulations, and the use or adoption of third-party AI technologies into our solutions may result in exposure to claims of copyright infringement or other intellectual property misappropriation. Uncertainty around new and emerging AI technologies, such as generative AI, may require additional investment in the development and maintenance of proprietary datasets and machine learning models, development of new approaches and processes to provide attribution or remuneration to creators of training data, and development of appropriate protections and safeguards for handling the use of customer data with AI technologies, which may be costly and could impact our expenses as we continue to expand generative AI into our product offerings. AI technologies, including generative AI, may create content that appears correct but is factually inaccurate or flawed. Our customers or others may rely on or use this flawed content to their detriment, which may expose us to brand or reputational harm, competitive harm, and/or legal liability. The use of AI technologies presents emerging ethical and social issues, and if we enable or offer solutions that draw scrutiny or controversy due to their perceived or actual impact on customers or on society as a whole, we may experience brand or reputational harm, competitive harm, and/or legal liability.

If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our proprietary information and technology. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our solutions and use information that we regard as proprietary to create solutions that compete with ours. Some contract provisions protecting against unauthorized use, copying, transfer and disclosure of our solutions may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our solutions and proprietary information may increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our technology and intellectual property.

We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances, no assurance can be given that these agreements will be effective in controlling access to and distribution of our solutions and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our solutions.

To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our solutions, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our solutions, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new solutions, and we cannot ensure that we can license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete.

We have in the past, and may in the future be subject to infringement claims, which could result in significant damage awards that could harm our results of operations.

There is considerable patent and other intellectual property development activity in our industry, and we expect that software companies will increasingly be subject to infringement claims as the number of solutions and competitors grows, and the functionality of solutions in different industry segments overlaps. In addition, the patent portfolios of many of our competitors are larger than ours, and this disparity may increase the risk that our competitors may sue us for patent infringement and may limit our ability to counterclaim for patent infringement or settle through patent cross-licenses. Other companies have claimed in the past, and may claim in the future, that we infringe upon their intellectual property rights. A claim may also be made relating to technology that we acquire or license from third parties. Further, we may be unaware of the intellectual property rights of others that may cover some or all of our technology.

Any claim of infringement, regardless of its merit or our defenses, could subject us to a number of risks described elsewhere in these risk factors, including those discussed under the title, "*If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights.*"

We use open source software in our platforms, which could negatively affect our ability to offer our solutions and subject us to litigation or other actions.

We use open source software in our solutions and expect to use more open source software in the future. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. However, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our results of operations and financial condition or require us to devote additional research and development resources to change our solutions. In addition, if we were to combine our proprietary software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software to the public, which could open security risks as well as risks to exposing some of our trade secrets. This would allow our competitors to create similar solutions with less development effort and time. If we inappropriately use open source software, or if the license terms for open source software that we use change, we may be required to re-engineer our solutions, incur additional costs, discontinue the sale of some or all of our solutions or take other remedial actions. Some open source software may include generative AI software or other software that incorporates or relies on generative AI or other AI technologies. The use of such software may expose us to risks as the intellectual property ownership and license rights, including copyright, of generative AI software and tools, has not been fully interpreted by U.S. courts or been fully addressed by federal or state regulation.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or assurance of title or controls on origin of the software. In addition, many of the risks associated with usage of open source software, such as security issues, potential loss of trade secret protection, and the lack of warranties or assurances of title, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source software, but we cannot be sure that all of our use of open source software is in a manner that is consistent with our current policies and procedures, or will not subject us to liability.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties include provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from the use of our platforms or other acts or omissions. From time to time, customers also require us to indemnify or otherwise be liable to them for breach of confidentiality, violation of applicable law, or failure to implement adequate security measures with respect to their data stored, transmitted, or accessed using our platforms. The term of these contractual provisions often survives termination or expiration of the applicable agreement. Although we normally contractually limit our liability with respect to such obligations, the existence of such a dispute may have adverse effects on our customer relationship and reputation and we may still incur substantial liability or large indemnity payments. This could significantly increase our operating expenses, require us to restrict our business activities, and limit our ability to deliver certain solutions, all of which could require significant time, effort and expense, harm our reputation and customer relationships, and negatively affect our business.

Risks Related to Legal, Accounting and Tax Matters

Because we generally recognize revenue from our subscriptions and support services over the term of the relevant service period, a decrease in sales during a reporting period may not be immediately reflected in our results of operations for that period.

We generally recognize revenue from subscriptions and related support services revenue ratably over the relevant service period. Net new revenue from new subscriptions, upsells and renewals entered into during a period can generally be expected to generate revenue for the duration of the service period. As a result, most of the revenue we report in each period is derived from the recognition of deferred revenue relating to subscriptions and support services contracts entered into during previous periods. Consequently, a decrease in new or renewed subscriptions in any single reporting period will have a limited impact on our revenue for that period, but will negatively affect our revenue in future periods. In addition, our ability to adjust our cost structure in the event of a decrease in new or renewed subscriptions may be limited.

Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from customers is generally recognized over the applicable service period. Additionally, due to the complexity of certain of our customer contracts, the actual revenue recognition treatment required under relevant accounting principles generally accepted in the United States ("GAAP") will depend on contract-specific terms and may result in greater variability in revenue from period to period.

In addition, a decrease in new subscriptions or renewals in a reporting period may not have an immediate impact on billings for that period.

We face exposure to foreign currency exchange rate fluctuations.

Today, a vast majority of our customer contracts are denominated in U.S. dollars. Over time, however, an increasing portion of our international customer contracts may be denominated in local currencies. In addition, the majority of our international costs are denominated in local currencies. As a result, fluctuations in the value of the U.S. dollar and foreign currencies may affect our results of operations when translated into U.S. dollars. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

We are subject to anti-corruption, anti-bribery and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010 and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making or offering improper payments or other benefits to government officials and others in the private sector. As we increase our international sales and business, our risks under these laws may increase.

In addition, we use channel partners to sell our solutions and conduct business on our behalf. We or such partners may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and under certain circumstances we could be held liable for the corrupt or other illegal activities of such partners, and our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

Noncompliance with the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could subject us to investigations, whistleblower complaints, sanctions, settlements, prosecution, and other enforcement actions within the U.S. and internationally, which could have a material adverse effect on our reputation, business, results of operations, and financial condition.

We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various restrictions under U.S. export controls and trade and economic sanctions laws, which include prohibitions on the sale or supply of certain products and services to U.S. embargoed or sanctioned countries, governments, persons and entities and also require authorization for the export of encryption items. In addition, various countries regulate the import of certain encryption technology, including through import and licensing requirements, and have enacted laws that could limit our ability to distribute our service or could limit our customers' ability to implement our service in those countries. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to civil or criminal penalties, including the possible loss of export privileges and monetary penalties. Obtaining the necessary authorizations, including any required license, for a particular transaction may be time-consuming, is not guaranteed, and may result in the delay or loss of sales opportunities. Although we take precautions to prevent our solutions from being provided in violation of such laws, our solutions may have been in the past, and could in the future be, provided inadvertently in violation of such laws, despite the precautions we take. This could result in negative consequences to us, including government investigations, penalties and harm to our reputation.

Our international operations may give rise to potentially adverse tax consequences.

We are expanding our international operations and staff to better support our growth into certain international markets. Our corporate structure and associated transfer pricing policies anticipate future growth into certain international markets. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions, which are generally required to be computed on an arm's-length basis pursuant to intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced net cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

Changes in tax laws or regulations in the various tax jurisdictions we are subject to that are applied adversely to us or our customers could increase the costs of our solutions and harm our business.

New income, sales, use, value-added or other transaction level taxes, tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Those enactments could adversely impact our domestic and international business operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. These events could require us or our customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these additional taxes, existing and potential future customers may elect not to purchase our solutions in the future. Additionally, new, changed, modified or newly interpreted or applied tax laws could increase our compliance, operating and other costs, as well as the costs of our solutions to our customers. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could harm our business and financial performance. For example, various legislative and regulatory actions and proposals, such as in the United States, the Organisation for Economic Co-operation and Development and the EU, have increasingly focused on future tax reform and contemplate changes to long-standing tax principles, which could adversely affect our liquidity and results of operations.

As a multinational organization, we may be subject to taxation in certain jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could harm our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could harm us and our results of operations.

Our business may be subject to additional obligations to collect and remit sales tax and other taxes, and we may be subject to tax liability for past sales. Any successful action by state, foreign or other authorities to collect additional or past sales tax could harm our business.

State, foreign and local taxing jurisdictions have differing rules and regulations governing sales, use and other indirect taxes (including digital services taxes), and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of certain sales, value-added and digital services taxes to our platforms in various jurisdictions is unclear. It is possible that we could face tax audits and that our liability for these taxes could exceed our estimates as tax authorities could still assert that we are obligated to collect additional amounts as taxes from our customers and remit those taxes to those authorities. We could also be subject to audits in states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes on our solutions and services in jurisdictions where we have not historically done so and do not accrue for such taxes could result in substantial tax liabilities for past sales, discourage customers from purchasing our solutions or otherwise harm our business, results of operations and financial condition.

We file sales tax returns in certain states within the United States as required by law and certain customer contracts for a portion of the solutions that we provide. We do not collect sales or other similar taxes in other states and many of such states do not apply sales or similar taxes to the vast majority of the solutions that we provide. However, one or more states or foreign authorities could seek to impose additional sales, use or other tax collection and record-keeping obligations on us or may determine that such taxes should have, but have not been, paid by us. Liability for past taxes may also include substantial interest and penalty charges. Any successful action by state, foreign or other authorities to compel us to collect and remit sales tax, use tax or other taxes, either retroactively, prospectively or both, could harm our business, results of operations and financial condition.

Our ability to use our U.S. net operating loss carry-forwards and certain other tax attributes may be limited.

Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an "ownership change," generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation's ability to use its pre-change net operating loss carry-forwards and other pre-change tax attributes, such as research tax credits and distributed interest deduction carryover, to offset its post-change income may be limited. We have experienced ownership changes in the past and any such ownership change in the future could result in increased future tax liability. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carry-forwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. To satisfy this obligation, we expend significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses or significant deficiencies in our controls. Our controls may also become inadequate because of changes in conditions in our business. We may discover any such weaknesses or deficiencies in the future and be required to restate our financial statements for prior periods.

Ineffective internal controls over financial reporting could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports that are filed with the SEC. For example, investors could lose confidence in our reported financial and other information; we could fail to satisfy our SEC, Nasdaq other reporting obligations, or become subject to sanctions or investigations by regulators; and our the price of our Class A common stock could decline.

Changes in existing financial accounting standards or practices, or taxation rules or practices, may harm our results of operations.

Changes in existing accounting or taxation rules or practices, new accounting pronouncements or taxation rules, or varying interpretations of current accounting pronouncements or taxation practice could harm our results of operations or the manner in which we conduct our business. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective.

GAAP are subject to interpretation by the Financial Accounting Standards Board ("FASB"), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. Adoption of such new standards and any difficulties in implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors' confidence in us.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include, but are not limited to those referenced in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A common stock.

Risks Related to Ownership of Our Class A Common Stock

The stock price of our Class A common stock may be volatile or may decline.

The trading price of our Class A common stock has been, and in the future, may be, subject to substantial volatility and wide fluctuations. For example, from February 1, 2024 through January 31, 2025, the trading price of our Class A common stock has ranged from $70.56 per share to $114.50 per share. The market price of our Class A common stock fluctuates significantly in response to numerous factors, many of which are beyond our control, including, but not limited to, the factors described elsewhere in these risk factors, as well as:

- overall performance of the equity markets and/or publicly-listed technology companies;

- volatility in the market prices and trading volumes of technology and high-growth companies generally, or those in our industry in particular;

- actual or anticipated fluctuations in our revenue or other financial or operating metrics;

- our ability to meet or exceed forward-looking guidance we have given, our ability to give forward-looking guidance consistent with past practices, and changes to or withdrawal of previous guidance or long-range targets;

- failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates and/or recommendations by any securities analysts who follow our company;

- our failure to meet the estimates or the expectations of securities analysts or investors;

- actions and investment positions taken by institutional and other stockholders, including activist investors;

- recruitment or departure of key personnel;

- rumors and market speculation involving us or other companies in our industry;

- announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments; and

- sales of additional shares of our Class A common stock by us, our directors, our officers or our stockholders.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies, including technology companies and high-growth, unprofitable companies in particular, have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. Our involvement in securities litigation has, in the past, and could, in the future, subject us to substantial costs, divert resources and the attention of management from our business, and harm our business.

The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of our IPO, including our directors, executive officers, and their affiliates, who held in the aggregate 35.3% of the voting power of our capital stock as of January 31, 2025. This will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

Our Class B common stock has ten votes per share and our Class A common stock has one vote per share. As of January 31, 2025, our directors, executive officers and their affiliates held in the aggregate 35.3% of the voting power of our capital stock, taking into account shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of January 31, 2025 and RSUs that are releasable within 60 days of January 31, 2025. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively could continue to control nearly a majority of the combined voting power of our common stock and be able to effectively control all matters submitted to our stockholders for approval until April 12, 2027, the date that is the ten-year anniversary of the closing of our IPO. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who have retained their shares.

Sales of a substantial number of shares of our Class A common stock in the public markets, or the perception that sales might occur, could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of our Class A common stock to decline.

In addition, we have options outstanding that, if fully exercised, would result in the issuance of shares of our Class A and Class B common stock. We also have restricted stock units ("RSUs") outstanding that, if vested and settled, would result in the issuance of shares of Class A common stock. All of the shares of Class A and Class B common stock issuable upon the exercise of stock options and vesting of RSUs and the shares reserved for future issuance under our equity incentive plans, are registered for public resale under the Securities Act of 1933, as amended ("Securities Act"). Accordingly, these shares will be able to be freely sold in the public market upon issuance, subject to applicable vesting requirements.

Furthermore, a substantial number of shares of our Class A common stock is reserved for issuance upon the exercise of the Notes (as defined below). If we elect to satisfy our conversion obligation on the Notes solely in shares of our Class A common stock upon conversion of the Notes, we will be required to deliver the shares of our Class A common stock, together with cash for any fractional share, on the second business day following the relevant conversion date.

If securities or industry analysts do not publish or cease publishing research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If industry analysts do not publish or cease publishing research on our company, the trading price for our Class A common stock would be negatively affected. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us on a regular basis, demand for our Class A common stock could decrease, which might cause our Class A common stock price and trading volume to decline.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the operation of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current board of directors, and limit the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

- provide that our board is classified into three classes of directors with staggered three-year terms;

- permit our board to establish the number of directors and fill any vacancies and newly-created directorships;

- require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws;

- authorize the issuance of "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan;

- provide that only the Chairperson of our board, our Chief Executive Officer, or a majority of our board of directors are authorized to call a special meeting of stockholders;

- provide for a dual class common stock structure in which holders of our Class B common stock have the ability to effectively control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;

- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

- provide that our board is expressly authorized to make, alter or repeal our bylaws; and

- advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Moreover, Section 203 of the Delaware General Corporation Law may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock.

Our amended and restated bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit stockholders' ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for:

- any derivative action or proceeding brought on our behalf;

- any action asserting a breach of fiduciary duty;

- any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; or

- any action asserting a claim against us that is governed by the internal affairs doctrine.

This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.

Risks Related to our Outstanding Convertible Notes

Servicing our debt may require a significant amount of cash. We may not have sufficient cash flow from our business to pay our indebtedness.

We have issued convertible notes due in 2025 ("2025 Notes") and 2026 ("2026 Notes" and together with the 2025 Notes, the "Notes"). Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional debt financing or equity capital on terms that may be onerous or highly dilutive. Our ability to refinance or raise any future indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. In addition, any of our future debt agreements may contain restrictive covenants that may prohibit us from adopting any of these alternatives. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of our debt.

We may not have the ability to raise the funds necessary for cash settlement upon conversion of the Notes or to repurchase the Notes for cash upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion of the Notes or to repurchase the Notes.

Holders of the Notes have the right to require us to repurchase their Notes upon the occurrence of a fundamental change (as defined in the indentures governing their respective Notes) at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any. Upon conversion of the Notes, unless we elect to deliver solely shares of our Class A common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the Notes being converted. We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of Notes surrendered or Notes being converted. In addition, our ability to repurchase the Notes or to pay cash upon conversions of the Notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase Notes at a time when the repurchase is required by the indenture governing such notes or to pay any cash payable on future conversions of the Notes as required by such indenture would constitute a default under such indenture. A default under the indenture governing the Notes or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Notes or make cash payments upon conversions.

In addition, our indebtedness, combined with our other financial obligations and contractual commitments, could have other important consequences. For example, it could:

- make us more vulnerable to adverse changes in general U.S. and worldwide economic, industry and competitive conditions and adverse changes in government regulation;

- limit our flexibility in planning for, or reacting to, changes in our business and our industry;

- place us at a disadvantage compared to our competitors who have less debt;

- limit our ability to borrow additional amounts to fund acquisitions, for working capital and for other general corporate purposes; and

- make an acquisition of our company less attractive or more difficult.

Any of these factors could harm our business, results of operations and financial condition. In addition, if we incur additional indebtedness, the risks related to our business and our ability to service or repay our indebtedness would increase.

The conversion features of the Notes, if triggered, may adversely affect our financial condition and results of operations.

In the event the conditional conversion features of the 2025 Notes and the 2026 Notes are triggered, holders of the Notes will be entitled to convert the Notes, as applicable, at any time during specified periods at their option. If one or more holders elect to convert their Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our Class A common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. The conditional conversion features of the 2025 Notes were triggered as of January 31, 2021 and the 2025 Notes were convertible at the option of the holders between February 1, 2021 and April 30, 2021; however, as of January 31, 2025, the conditions allowing holders of the 2025 Notes to convert were not met. From the date of issuance through January 31, 2025, the conditions allowing holders of the 2026 Notes to convert were not met.

In addition, even if holders do not elect to convert their Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital and could limit our ability to raise future capital. As of January 31, 2025, the 2025 Notes have been classified as a current liability on our balance sheet due to their upcoming maturity on September 1, 2025.

Transactions relating to our Notes may affect the value of our Class A common stock.

The conversion of some or all of the Notes would dilute the ownership interests of existing stockholders to the extent we satisfy our conversion obligation by delivering shares of our Class A common stock upon any conversion of such Notes. Our 2025 Notes and 2026 Notes may become in the future convertible at the option of their holders under certain circumstances. If holders of our Notes elect to convert their notes, we may settle our conversion obligation by delivering to them a significant number of shares of our Class A common stock, which would cause dilution to our existing stockholders. We have in the past, and may in the future, engage in exchanges, repurchase, or induce conversions of the Notes. Holders of the Notes that participate in any of these exchanges, repurchases, or induced conversions may enter into or unwind various derivatives with respect to our Class A common stock or sell shares of our Class A common stock in the open market to hedge their exposure in connection with these transactions. These activities could decrease (or reduce the size of any increase in) the market price of our Class A common stock or the Notes, or dilute the ownership interests of our stockholders. In addition, the market price of our Class A common stock is likely to be affected by short sales of our Class A common stock or the entry into or unwind of economically equivalent derivative transactions with respect to our Class A common stock by investors that do not participate in the exchange transactions and by the hedging activity of the counterparties to our capped call transactions ("Capped Calls") or their respective affiliates.

In addition, in connection with the issuance of the 2025 Notes and 2026 Notes, we entered into Capped Calls with certain financial institutions (the "Option Counterparties"). The Capped Calls are generally expected to reduce potential dilution to our Class A common stock upon any conversion or settlement of the 2025 Notes and 2026 Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted 2025 Notes and 2026 Notes, as the case may be, with such reduction and/or offset subject to a cap. If we unwind the Capped Calls in connection with Note repurchases or otherwise, we would lose the anti-dilutive impact of any unwound Capped Calls.

From time to time, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to our Class A common stock and/or purchasing or selling our Class A common stock or other securities of ours in secondary market transactions prior to the maturity of the Notes. This activity could cause a decrease in the market price of our Class A common stock.

General Risk Factors

We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could harm our business.

Our success depends largely upon the continued services of our executive officers and other key employees. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and they could terminate their employment with us at any time. The loss of one or more of our executive officers or key employees, and any failure to have in place and execute an effective succession plan for key executives, could harm our business. In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel in the San Francisco Bay Area, where our headquarters is located, and in other locations where we maintain offices, is intense, especially for engineers experienced in designing and developing software and SaaS applications and experienced sales professionals. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications, and may not be able to fill positions in the desired regions, or at all. Our efforts to attract new personnel may be compounded by intensified restriction on travel, changes to immigration policy or the availability of work visas. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be harmed.

Catastrophic events may disrupt our business.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. We have a large employee presence in San Francisco, California, and the west coast of the United States contains active earthquake and wildfire zones which have the potential to disrupt our business. Communications systems and infrastructure could be damaged or interrupted at any time due to a major catastrophic event such as an earthquake, hurricane, fire or flood; power loss or a telecommunications failure; an unauthorized or malicious act such as a cyber-attack, war or terrorist attack; a health epidemic, or similar events or disruptions. Such events could result in reputational harm, delays in our application development, breaches of data security and loss of critical data. While we have backup systems for certain aspects of our operations, disaster recovery planning by its nature cannot be sufficient for all eventualities. In addition, the insurance we maintain may be insufficient to compensate for losses from a major interruption.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity risk management is an important part of our overall risk management efforts. Okta, Inc., like other companies, is subject to a wide variety of cybersecurity attacks on its systems, networks and data on an ongoing basis and with increasing sophistication. Given the evolving cybersecurity threat landscape facing us and our third-party service providers, we remain committed to protecting our systems, internal networks and our customers' systems, and the information that we and they store and process.

We have an established cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of Okta, Inc.'s critical systems, internal networks, and information. This program implements policies, processes and controls to respond to cybersecurity threats and mitigate business impacts. Our board of directors (the "board") has delegated to the cybersecurity risk committee of the board (the "cybersecurity risk committee") oversight responsibility of the cybersecurity risk management program, which includes a cybersecurity incident response plan.

We devote significant resources, including human and financial capital, to create security measures, configuration policies and response plans to address cybersecurity threats. However, as a well-known provider of identity and security solutions, Okta, Inc. is a particularly attractive target to threat actors. For additional information related to these risks, see "Risk Factors" included under Part I, Item 1A of this Annual Report on Form 10-K. In the past we have experienced cybersecurity incidents, and cannot anticipate when or the extent to which cybersecurity incidents will materially affect us or our customers' use of our platforms in the future. To date we have not identified any prior cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. Despite our efforts, we cannot eliminate all risks related to cybersecurity threats or incidents. There can be no assurance that Okta, Inc.'s cybersecurity risk management program and processes will be fully implemented. Even if implemented, they may not be complied with or may not effectively protect our systems and information or those of our customers.

Cybersecurity Risk Management and Strategy

Cybersecurity is a top priority for Okta, Inc. Our cybersecurity strategy is to develop a consistent framework of security controls that can apply to all business functions. To execute on this strategy, we integrate cybersecurity risk management into our broader enterprise risk management program. We also take a cross-functional approach to cybersecurity risk management by engaging teams across the business, including security, technical operations, engineering, IT, customer support, legal and communications, to implement shared processes for identifying, assessing, and managing key cybersecurity risks.

We design and assess our cybersecurity risk management program against the National Institute of Standards and Technology Cybersecurity Framework (the "NIST Framework"). This does not imply that Okta, Inc.'s cybersecurity risk management program satisfies any particular specifications or requirements, only that we use the NIST Framework to guide our efforts to improve our security posture. Certain of our Okta Platform product offerings have attained multiple security certifications, the details of which are described in "Our Technology" under Part I, Item I of this Annual Report on Form 10-K.

Our cybersecurity risk management program consists of technical and organizational safeguards aimed at protecting the confidentiality of our systems and platforms. From time to time, management will engage external consultants and advisors to perform independent assessments and testing of the cybersecurity risk management program, or otherwise assist with aspects of the program and security controls.

Key features of our cybersecurity risk management program include:

- *Designated security governance, risk and compliance team*. Our security governance, risk and compliance team is responsible for maintaining Okta, Inc.'s cybersecurity risk management framework and risk assessments, and for tracking risk mitigation efforts. This team, together with our enterprise risk management team, monitors and regularly reports on our cybersecurity risk profile. Our internal audit team partners with these teams to provide input on the overall effectiveness of Okta, Inc.'s security risk governance and management processes.

- *Risk assessments*. We periodically perform security risk assessments to stay informed about relevant security risks. Functional teams across the business assess risks associated with their specific activities, following an established framework with supervision by the security governance, risk and compliance team. Okta, Inc. has a management-level risk oversight committee, led by internal audit and security risk management personnel, that meets quarterly with other internal business leaders to review the results of these security risk assessments and evaluate the adequacy of any proposed mitigation plans.

- *Incident response planning*. Our cybersecurity incident response plan outlines the processes and procedures for responding to, remediating and resolving a security incident, and defines the roles and responsibilities of company personnel and third-party service providers who may assist in responding to such incidents. In fiscal 2025, we conducted tabletop exercises involving multiple operational teams, as well as an executive preparedness simulation with members of our management team, to educate personnel on their roles in response scenarios.

- *Security awareness training*. We require our employees and contractors to complete general cybersecurity awareness training at least annually. These training sessions advise on employee responsibilities and relevant policies designed to protect us, our information systems and data, as well as our customers' systems and data. From time to time we may also require supplemental cybersecurity training for certain members of our workforce depending on their job responsibilities.

- *Third-party risk management*. We require high risk third-party vendors, suppliers and service providers to undergo a cybersecurity risk assessment prior to contracting with Okta, Inc. Certain third parties are monitored and reassessed on an ongoing basis, depending on their level of risk or in the event of changes to their products or services.

Cybersecurity Governance

Our board oversees Okta, Inc.'s enterprise risk management program, of which cybersecurity is an important component. To facilitate the board's supervision of cybersecurity matters, the board formed the cybersecurity risk committee. Among other responsibilities, the cybersecurity risk committee provides oversight over the effectiveness of Okta, Inc.'s cybersecurity program.

The cybersecurity risk committee receives regular updates on our cybersecurity program from our chief security officer (the "CSO"). In addition, management updates the cybersecurity risk committee, as appropriate, regarding cybersecurity incidents. Our cybersecurity risk committee reports to the board on its activities. In addition to receiving reports from the cybersecurity risk committee, our board periodically receives cyber risk management program briefings directly from the CSO. Additionally, the audit committee of the board (the "audit committee") receives regular cybersecurity updates as part of the audit committee's oversight over our enterprise risk management program.

Our management team, including the CSO, is responsible for assessing and managing our risks from cybersecurity threats. The CSO partners with the security, technical operations, legal, internal audit, engineering and product development teams to supervise both our cybersecurity program and our retained third-party cybersecurity consultants, and to stay informed on security at Okta, Inc. and the overall security landscape. Our current CSO brings over 20 years of cybersecurity and risk management experience to his work at Okta, Inc., having held numerous security leadership positions in highly-regulated industries such as finance. His experience delivering cybersecurity at scale extends internationally, and includes security and risk management roles at companies in Australia, the United Kingdom and the United States. The Okta, Inc. security team includes individuals with experience across a broad range of cybersecurity areas, including product security; cloud security; infrastructure security; security monitoring and incident response; identity and access management; vulnerability management; and governance, risk and compliance.

Okta, Inc.'s management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security and technical personnel; threat intelligence and other information obtained from governmental, public or private sources, including third-party consultants engaged by us; and alerts and reports produced by security tools deployed in our technical environment.

Item 2. Properties

Our corporate headquarters is located in San Francisco, California, where we currently lease approximately 285,996 square feet under a lease, as amended, that expires in October 2028. We are entitled to two five-year options to extend this lease, subject to certain requirements. We sublease approximately 111,168 square feet of space under this lease to third parties.

We also lease space in various locations in the Americas, Europe and Asia-Pacific.

We believe that our facilities are suitable to meet our current needs. We intend to add new facilities, as necessary, as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available as needed to accommodate any such growth.

Item 3. Legal Proceedings

The information set forth under "Legal Matters" in Note 10 to our consolidated financial statements "Commitments and Contingencies" is incorporated by reference herein.

Item 4. Mine Safety Disclosures

Not Applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Holders

Our Class A common stock has been listed on the Nasdaq Global Select Market under the symbol "OKTA" since April 7, 2017. Prior to that date, there was no public trading market for our Class A common stock. Our Class B common stock is not listed or traded on any stock exchange.

As of February 27, 2025, we had 56 holders of record of our Class A common stock and 15 holders of record of our Class B common stock. The actual number of Class A beneficial stockholders is substantially greater than the number of holders of record because a large portion of our Class A common stock is held in street name by brokers and other nominees.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors considers relevant.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission ("SEC") for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Okta, Inc. under the Securities Act of 1933, as amended ("Securities Act") or the Exchange Act.

The following graph shows a five-year comparison of cumulative total return (equal to dividends plus stock appreciation) for our Class A common stock, the Standard & Poor's 500 Index ("S&P 500 Index") and Standard & Poor's Information Technology Index ("S&P 500 Information Technology Index"). All values assume a $100 initial investment, and data for the S&P 500 Index and S&P 500 Information Technology Index assume reinvestment of dividends. The comparisons are based on historical data and are not indicative of, nor intended to forecast, the future performance of our Class A common stock.



Company/Index	1/31/2020	1/31/2021	1/31/2022	1/31/2023	1/31/2024	1/31/2025
Okta	$ 100	$ 202	$ 155	$ 57	$ 65	$ 74
S&P 500 Index	100	117	145	133	160	203
S&P 500 Information Technology Index	100	137	173	146	219	280

Securities Authorized for Issuance under Equity Compensation Plans

The information required by this item with respect to our equity compensation plans is incorporated by reference to our 2025 Annual Report to Stockholders, which includes our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended January 31, 2025.

Unregistered Sales of Equity Securities

None.

Issuer Purchases of Equity Securities

None.

Item 6. [Reserved]

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. Amounts reported in millions are rounded based on the amounts in thousands. As a result, the sum of the components reported in millions may not equal the total amount reported in millions due to rounding. In addition, percentages presented may not add to their respective totals or recalculate due to rounding. In addition to historical financial information, the following discussion contains forward-looking statements that are based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled "Risk Factors" under Part I, Item 1A of this Annual Report on Form 10-K. Our fiscal year ends January 31. References to fiscal 2025, for example, refer to the fiscal year ended January 31, 2025.

Overview

Okta, Inc. is the leading independent identity partner. Our Okta Platform and Auth0 Platform, enable our customers to securely connect the right people to the right technologies and services at the right time. Every day, thousands of organizations and millions of people use our platforms to securely access a wide range of cloud, mobile, web and Software-as-a-Service ("SaaS") applications, on-premises servers, application programming interfaces, IT infrastructure providers and services from a multitude of devices. Employees and contractors sign into the Okta Platform to seamlessly and securely access the applications they need to do their most important work with more modern and secure experiences in the cloud and via mobile devices. Developers leverage our Okta Platform and Auth0 Platform to securely and efficiently embed identity into the software they build, allowing them to innovate and focus on their core mission.

Given the growth trends in cloud adoption and the number of applications customers use and the movement to remote and hybrid workforces, identity is becoming the most critical layer of an organization's security. As organizations shift from network-based security models to a Zero Trust security model focusing on adaptive and context-aware controls, identity has become the most reliable way to manage user access and protect digital assets. Our approach to identity allows our customers to simplify and efficiently scale their security infrastructures across internal IT systems and external customer facing applications.

As of January 31, 2025, more than 19,650 customers across nearly every industry used our solutions to secure and manage identities around the world. Our customers consist of leading global organizations ranging from the largest enterprises, to small and medium-sized businesses, universities, non-profits and government agencies. We also partner with leading application, IT infrastructure and security vendors through our Okta Integration Network. As of January 31, 2025, we had over 7,000 integrations with these cloud, mobile and web applications and IT infrastructure and security vendors.

We employ a SaaS business model and generate revenue primarily by selling multi-year subscriptions to our cloud-based offerings. We focus on attracting and retaining our customers and increasing the value we provide to them over time. By retaining customers and increasing value, we increase their spending with us through expanding the number of users who access our Okta Platform and Auth0 Platform, and by selling additional product offerings. We sell our product offerings directly through our field and inside sales teams, as well as indirectly through our network of channel partners, including resellers, system integrators and other distribution partners. Our subscription fees include the use of our service and our technical support and management of our platforms. We base subscription fees primarily on the solutions used and the number of users on our platforms. We typically invoice customers in advance in annual installments for subscriptions to our platforms.

Our revenue is relatively predictable as a result of our subscription-based business model, which constituted approximately 98% of total revenue for fiscal 2025. Future growth may be impacted by longer sales cycles, which we have experienced, which in turn, could result in delays in deals closing, creating near-term headwinds for cash flow, remaining performance obligations ("RPO") and billings growth as well as potential future impacts on revenue growth and other key metrics on a trailing basis.

Impact of Cybersecurity Incidents

In the past we have experienced cybersecurity incidents, such as the January 2022 incident involving one of our third-party service providers and the October 2023 incident where a threat actor gained unauthorized access to and stole information from our third-party customer support system, that harmed our reputation and customer relations, adversely impacted our financial results and may create additional liabilities. While we expect the impact of these security incidents to adversely affect our future financial performance, we cannot predict the extent of such impact with certainty. Due to the nature of our business, the announcement of any security incidents, even if not significant, could have these impacts.

Impact of Current Economic Conditions

Worldwide economic and political uncertainties and negative trends, including financial and credit market fluctuations, tariffs and increasing trade protectionism, changes in government spending levels, uncertainty in the banking sector, rising interest rates, inflation and other impacts from the macroeconomic environment have, and could continue to, adversely affect our business operations or financial results. As we continue to monitor the direct and indirect impacts of these circumstances, the broader implications of these macroeconomic and political events on our business, results of operations and overall financial position remain uncertain. See the section titled "Risk Factors" included under Part I, Item 1A above for further discussion of the possible impact of these factors and other risks on our business.

Financial Information and Segments

We operate our business as one reportable segment. For fiscal 2025, 2024 and 2023, our revenue was $2,610 million, $2,263 million and $1,858 million, respectively, representing a growth rate of 15% and 22% in fiscal 2025 and 2024, respectively. For fiscal 2025, we generated net income of $28 million, and for fiscal 2024 and 2023, we generated net losses of $355 million and $815 million, respectively. Our accumulated deficit as of January 31, 2025 was $2,802 million.

Key Business Metrics

We review a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

	As of January 31,		
	2025	**2024**	**2023**
	(dollars in millions)		
Number of total customers	19,650	18,950	17,600
Customers with annual contract value ("ACV") above $100,000	4,800	4,485	3,930
Dollar-based net retention rate for the trailing 12 months ended	107 %	111 %	120 %
Current remaining performance obligations	$ 2,248	$ 1,952	$ 1,684
Remaining performance obligations	$ 4,215	$ 3,385	$ 3,007

Total Customers and Number of Customers with Annual Contract Value Above $100,000

As of January 31, 2025, we had over 19,650 customers on our platforms. Increasing awareness of our platforms and capabilities, coupled with the mainstream adoption of cloud technology, has expanded the diversity of our customer base to include organizations of all sizes across all industries. Beginning in the first quarter of fiscal 2026, we will no longer provide the number of total customers as a business metric on which to evaluate the strength of our business.

The number of customers who have greater than $100,000 in ACV with us was 4,800, 4,485 and 3,930 as of January 31, 2025, 2024 and 2023, respectively. We expect this trend to continue as larger enterprises recognize the value of our platforms and replace their legacy identity access management infrastructure. We define a customer as a separate and distinct buying entity, such as a company, an educational or government institution, or a distinct business unit of a large company that has an active contract with us or one of our partners to access our platforms.

For purposes of determining our customer count, we do not include customers that use our platforms under self-service arrangements only.

Dollar-Based Net Retention Rate

Part of our ability to generate revenue is dependent upon our ability to maintain our relationships with our customers and to increase their utilization of our platforms. We believe we can achieve these goals by focusing on delivering value and functionality that enables us to both retain our existing customers and expand the number of users and solutions used within an existing customer. One way that we assess our performance in this area by measuring our Dollar-Based Net Retention Rate. Our Dollar-Based Net Retention Rate measures our ability to increase revenue across our existing customer base through expansion of users and solutions associated with a customer as offset by churn and contraction in the number of users and/or solutions associated with a customer.

Our Dollar-Based Net Retention Rate is based upon our ACV which is calculated based on the terms of that customer's contract and represents the total contracted annual subscription amount as of that period end. We calculate our Dollar-Based Net Retention Rate as of a period end by starting with the ACV from all customers as of twelve months prior to such period end ("Prior Period ACV"). We then calculate the ACV from these same customers as of the current period end ("Current Period ACV"). Current Period ACV includes any upsells and is net of contraction or churn over the trailing twelve months but excludes ACV from new customers in the current period. We then divide the Current Period ACV by the Prior Period ACV to arrive at our Dollar-Based Net Retention Rate. Our Dollar-Based Net Retention Rate is inclusive of ACV from self-service customers.

Our Dollar-Based Net Retention Rate is primarily attributable to our healthy gross retention, an expansion of users and upselling additional solutions within our existing customers. Larger enterprises often implement a limited initial deployment of our platforms before increasing their deployment on a broader scale. The decrease in our Dollar-Based Net Retention Rate as of January 31, 2025, compared to January 31, 2024, was primarily a result of the macroeconomic environment, with overall ACV from existing customers increasing at a slower rate in the current period.

Remaining Performance Obligations ("RPO")

RPO represent all future, non-cancelable, contracted revenue under our subscription contracts with customers that has not yet been recognized, inclusive of deferred revenue that has been invoiced and non-cancelable amounts that will be invoiced and recognized as revenue in future periods. Current RPO represents the portion of RPO expected to be recognized during the next 12 months. RPO fluctuates due to a number of factors, including the timing, duration and dollar amount of customer contracts and fluctuations in foreign currency exchange rates.

Components of Results of Operations

Revenue

Subscription Revenue. Subscription revenue primarily consists of fees for access to and usage of our cloud-based platforms and related support. Subscription revenue is driven primarily by the number of customers, the number of users per customer and the solutions used. We typically invoice customers in advance in annual installments for subscriptions to our platforms.

Professional Services and Other. Professional services revenue includes fees from assisting customers in implementing and optimizing the use of our solutions. These services include application configuration, system integration and training services.

We generally invoice customers as the work is performed for time-and-materials arrangements, and up front for fixed fee arrangements. Professional services revenue is recognized as the services are performed.

Overhead Allocation and Employee Compensation Costs

We allocate shared costs, such as facilities costs (including rent, utilities and depreciation on assets shared by all departments), certain information technology costs, security costs and recruiting costs to all departments based on headcount. As such, allocated shared costs are reflected in each of the cost of revenue and operating expense categories. Employee compensation costs reflected in each of the cost of revenue and operating expense categories include salaries, bonuses, compensation related taxes, benefits and stock-based compensation. Additionally included in the sales and marketing expense category are sales commissions and related taxes.

Cost of Revenue and Gross Margin

Cost of Subscription. Cost of subscription primarily consists of expenses related to hosting our services and providing support. These expenses include employee-related costs associated with our cloud-based infrastructure, our product security organization and our customer support organization, third-party hosting fees, software and maintenance costs, outside services associated with the delivery of our subscription services, amortization expense associated with capitalized internal-use software and acquired developed technology and allocated overhead.

We intend to continue to invest additional resources in our platform infrastructure, our platforms support organizations and security posture. We will continue to invest in technology innovation and we anticipate that costs qualifying for capitalization of internal-use software costs and related amortization may fluctuate over time. We expect our investment in technology to expand the capability of our platform, enabling us to improve our gross margin over time. The level and timing of investment in these areas could affect our cost of subscription revenue in the future.

Cost of Professional Services and Other. Cost of professional services consists primarily of employee-related costs for our professional services delivery team, travel-related costs, allocated overhead and costs of outside services associated with supplementing our professional services delivery team. The cost of providing professional services has historically been higher than the associated revenue we generate.

Gross Margin. Gross margin is gross profit expressed as a percentage of total revenue. Our gross margin may fluctuate from period to period as a result of the timing and amount of investments to expand our hosting capacity and our continued efforts to build platform support and professional services teams.

Operating Expenses

Research and Development. Research and development expenses consist primarily of employee compensation costs and allocated overhead. We believe that continued investment in our platforms is important for our growth.

Sales and Marketing. Sales and marketing expenses consist primarily of employee compensation costs, costs of general marketing and promotional activities, travel-related expenses, amortization expense associated with acquired customer relationships and trade names and allocated overhead. Commissions earned by our sales force that are considered incremental and recoverable costs of obtaining a contract with a customer are deferred and then amortized on a straight-line basis over a period of benefit that we have determined to be generally five years.

General and Administrative. General and administrative expenses consist primarily of employee compensation costs for finance, accounting, legal, information technology and human resources personnel. In addition, general and administrative expenses include acquisition and integration-related costs, non-personnel costs, such as legal, accounting and other professional fees, charitable contributions, and all other supporting corporate expenses, such as information technology, not allocated to other departments.

Restructuring and Other Charges. Restructuring and other charges consist primarily of personnel costs, such as notice period, employee severance payments and termination benefits. In addition, restructuring and other charges include certain lease impairment charges.

Interest and Other, Net

Interest and other, net consists of interest expense, which primarily includes amortization of debt issuance costs and contractual interest expense for our convertible senior notes, interest income from our investment holdings, gains on early extinguishment of debt and gains and losses from our strategic investments.

Provision for Income Taxes

Our provision for income taxes consists of federal and state income taxes in the United States and income taxes in certain foreign jurisdictions where we operate.

Results of Operations

The following table sets forth our results of operations for the periods presented:

		Year Ended January 31,				
		2025		**2024**		**2023**
		(dollars in millions)				
Revenue						
Subscription	$	2,556	$	2,205	$	1,794
Professional services and other		54		58		64
Total revenue		2,610		2,263		1,858
Cost of revenue						
Subscription[1]		549		502		464
Professional services and other[1]		69		79		82
Total cost of revenue		618		581		546
Gross profit		1,992		1,682		1,312
Operating expenses						
Research and development[1]		642		656		620
Sales and marketing[1]		965		1,036		1,066
General and administrative[1]		448		450		409
Restructuring and other charges		11		56		29
Total operating expenses		2,066		2,198		2,124
Operating loss		(74)		(516)		(812)
Interest expense		(5)		(8)		(11)
Interest income and other, net		106		81		22
Gain on early extinguishment of debt		19		106		—
Interest and other, net		120		179		11
Income (loss) before provision for income taxes		46		(337)		(801)
Provision for income taxes		18		18		14
Net income (loss)	$	28	$	(355)	$	(815)

[1] Includes stock-based compensation expense as follows:

		Year Ended January 31,				
		2025		**2024**		**2023**
		(dollars in millions)				
Cost of subscription revenue	$	82	$	75	$	69
Cost of professional services and other revenue		12		15		14
Research and development		216		277		275
Sales and marketing		131		156		159
General and administrative		124		161		160
Total stock-based compensation expense	$	565	$	684	$	677

The following table sets forth our results of operations for the periods presented as a percentage of our total revenue:

	Year Ended January 31,		
	2025	**2024**	**2023**
Revenue			
Subscription	98 %	97 %	97 %
Professional services and other	2	3	3
Total revenue	100	100	100
Cost of revenue			
Subscription	21	22	25
Professional services and other	3	4	4
Total cost of revenue	24	26	29
Gross profit	76	74	71
Operating expenses			
Research and development	25	29	33
Sales and marketing	37	46	58
General and administrative	17	20	22
Restructuring and other charges	—	2	2
Total operating expenses	79	97	115
Operating loss	(3)	(23)	(44)
Interest expense	—	—	(1)
Interest income and other, net	4	4	2
Gain on early extinguishment of debt	1	4	—
Interest and other, net	5	8	1
Income (loss) before provision for income taxes	2	(15)	(43)
Provision for income taxes	1	1	1
Net income (loss)	1 %	(16)%	(44)%

A discussion regarding our financial condition and results of operations for fiscal 2025 compared to fiscal 2024 is presented below. A discussion regarding our financial condition and results of operations for fiscal 2024 compared to fiscal 2023 can be found under Item 7 in our Annual Report on Form 10-K for fiscal 2024, filed with the SEC on March 1, 2024, which is available free of charge on the SEC's website at www.sec.gov and our Investor Relations website at investor.okta.com.

Comparison of the Years Ended January 31, 2025 and 2024

Revenue

| | Year Ended January 31, | | | |
	2025	2024	$ Change	% Change
	(dollars in millions)			
Revenue:				
Subscription	$ 2,556	$ 2,205	$ 351	16 %
Professional services and other	54	58	(4)	(7)
Total revenue	$ 2,610	$ 2,263	$ 347	15 %
Percentage of revenue:				
Subscription	98 %	97 %		
Professional services and other	2	3		
Total	100 %	100 %		

For fiscal 2025, the increase in subscription revenue was primarily due to an increase in users and sales of additional solutions to existing customers and the addition of new customers. The increase in revenue was attributable to increased revenue from existing customers as reflected in our Dollar-Based Net Retention Rate of 107% as of January 31, 2025 and an increase in the number of customers as detailed in our Key Business Metrics.

For fiscal 2025, the decrease in professional services and other revenue was due to lower bookings associated with professional services.

Cost of Revenue, Gross Profit and Gross Margin

| | Year Ended January 31, | | | |
	2025	2024	$ Change	% Change
	(dollars in millions)			
Cost of revenue:				
Subscription	$ 549	$ 502	$ 47	9 %
Professional services and other	69	79	(10)	(12)
Total cost of revenue	$ 618	$ 581	$ 37	6 %
Gross profit	$ 1,992	$ 1,682	$ 310	18 %
Gross margin:				
Subscription	79 %	77 %		
Professional services and other	(29)	(36)		
Total gross margin	76 %	74 %		

For fiscal 2025, cost of subscription revenue increased primarily due to an increase of $15 million in labor costs and an increase in stock-based compensation of $7 million as we expanded our headcount. Additionally, third-party hosting costs increased by $8 million as we expanded capacity to support our growth, while software and consulting costs increased by $7 million and $4 million, respectively.

Our gross margin for subscription revenue improved from 77% to 79% during fiscal 2025. The increase was primarily driven by improved spend efficiency resulting in lower relative cost of subscription revenue.

For fiscal 2025, cost of professional services and other revenue decreased due to a reduction in labor costs of $7 million and a decrease in stock-based compensation of $3 million, driven by lower headcount.

Our gross margin for professional services and other revenue improved to (29)% during fiscal 2025 from (36)% during fiscal 2024 primarily due to improved spend efficiency resulting in lower relative cost of professional services and other.

Operating Expenses

Research and Development Expenses

	Year Ended January 31,		$ Change	% Change
	2025	**2024**		
	(dollars in millions)			
Research and development	$ 642	$ 656	$ (14)	(2)%
Percentage of revenue	25 %	29 %		

For fiscal 2025, research and development expenses decreased due to a reduction in stock-based compensation expense of $61 million, offset by increases in labor costs of $28 million, hosting fees of $6 million and software costs of $2 million. The decrease in research and development as a percentage of total revenue was primarily driven by improved spend efficiency.

Sales and Marketing Expenses

	Year Ended January 31,		$ Change	% Change
	2025	**2024**		
	(dollars in millions)			
Sales and marketing	$ 965	$ 1,036	$ (71)	(7)%
Percentage of revenue	37 %	46 %		

For fiscal 2025, sales and marketing expenses decreased primarily due to a reduction in labor costs of $34 million and a decrease in stock-based compensation expense of $25 million, driven by lower headcount. The decrease in sales and marketing as a percentage of total revenue was primarily driven by improved spend efficiency. We expect our sales and marketing expenses will continue to be our largest operating expense category for the foreseeable future. We expect sales and marketing expenses as a percentage of total revenue to decrease as our total revenue grows.

General and Administrative Expenses

	Year Ended January 31,		$ Change	% Change
	2025	**2024**		
	(dollars in millions)			
General and administrative	$ 448	$ 450	$ (2)	— %
Percentage of revenue	17 %	20 %		

For fiscal 2025, general and administrative expenses decreased primarily due to a reduction in stock-based compensation expense of $37 million, offset by increases in consulting costs of $12 million, labor costs of $9 million, and software costs of $6 million. The decrease in general and administrative as a percentage of total revenue was primarily driven by improved spend efficiency. We expect general and administrative expenses as a percentage of total revenue to decrease as our total revenue grows.

Restructuring and Other Charges

	Year Ended January 31,		$ Change	% Change
	2025	**2024**		
	(dollars in millions)			
Restructuring and other charges	$ 11	$ 56	$ (45)	(80)%
Percentage of revenue	— %	2 %		

For fiscal 2025, restructuring and other charges decreased primarily due to the absence of lease impairments along with a smaller overall restructuring plan implemented in fiscal 2025 compared to fiscal 2024.

Interest and Other, Net

	Year Ended January 31,		$ Change	% Change
	2025	**2024**		
	(dollars in millions)			
Interest expense	$ (5)	$ (8)	$ 3	(30)%
Interest income and other, net	106	81	25	31
Gain on early extinguishment of debt	19	106	(87)	(82)
Interest and other, net	$ 120	$ 179	$ (59)	(33)%

For fiscal 2025, interest and other, net decreased primarily due to a decrease in gains on early extinguishment of debt related to repurchases of the convertible senior notes offset by an increase in interest income from our short-term investments.

Provision for Income Taxes

	Year Ended January 31,		$ Change	% Change
	2025	**2024**		
	(dollars in millions)			
Provision for income taxes	$ 18	$ 18	$ —	— %

For fiscal 2025, income tax expense resulted primarily from income in profitable foreign jurisdictions, federal and state taxes resulting from limitations on tax attribute utilization, offset by the impact of tax windfalls from stock-based compensation in the United States.

For fiscal 2024, income tax expense resulted primarily from income in profitable foreign jurisdictions, federal and state taxes resulting from tax attribution utilization limitations, and the tax impact of shortfalls from stock-based compensation in the United Kingdom.

The Tax Cuts and Jobs Act of 2017 requires taxpayers to capitalize and amortize research and development expenses over five years for U.S. activities and 15 years for foreign activities, per IRC Section 174, instead of deducting them in the year they were incurred. Starting in fiscal 2023, this change has increased our U.S. federal and state cash taxes. This impact is expected to continue in future years as our capitalized research and development expenses continue to increase.

The Organization for Economic Cooperation and Development ("OECD") and many countries have proposed to reallocate some portion of profits of large multinational companies with global revenues exceeding EUR 20 billion to markets where sales arise ("Pillar One"), as well as enacted a global minimum tax rate of at least 15% for multinationals with global revenues exceeding EUR 750 million ("Pillar Two"), with additional countries considering or intending to adopt these proposals. In December 2022, the Council of the European Union ("EU") formally adopted the EU Minimum Tax Directive, which would require member states to adopt Pillar Two into their domestic law. The directive requires the rules to initially become effective for fiscal years starting on or after December 31, 2023. Certain jurisdictions in which we operate have enacted Pillar Two legislation, with other countries considering changes to their tax laws to adopt the OECD's proposals. The enactment of Pillar Two legislation is not expected to have a material adverse effect on our effective tax rate, financial position, results of operations and cash flows. We will continue to monitor and reflect the impact of such legislative changes in future financial statements as appropriate.

We periodically evaluate the realizability of our deferred tax assets based on all available evidence, both positive and negative. The realization of the net deferred tax assets is dependent on our ability to generate sufficient future taxable income during the periods prior to the expiration of tax attributes to fully utilize these assets. Given our current and anticipated future earnings, we may release a significant portion of our valuation allowance if there is sufficient positive evidence that outweighs the negative evidence. The release of the valuation allowance would result in the recognition of certain deferred tax assets and a corresponding decrease to income tax expense for the period the release is recorded. However, the exact timing and amount of any potential valuation allowance released is uncertain. As of January 31, 2025 we continue to maintain a full valuation allowance on our deferred tax assets in the United States.

Liquidity and Capital Resources

As of January 31, 2025, our principal sources of liquidity were cash, cash equivalents and short-term investments totaling $2,523 million, which were held for working capital and general corporate purposes, including potential future acquisition activity. Our cash equivalents and investments consisted primarily of U.S. treasury securities, money market funds, corporate debt securities and certificates of deposit. Historically, we have generated significant operating losses and both positive and negative cash flows from operations as reflected in our accumulated deficit and consolidated statements of cash flows.

Recent macroeconomic events, including rising interest rates, global inflation and bank failures, have led to further economic uncertainty in the global economy. To mitigate risk, our cash and cash equivalents are distributed across large financial institutions. In addition, we have policy restrictions in place on the types of securities that can be purchased as part of our available-for-sale securities portfolio. These restrictions take credit quality, liquidity and diversification into consideration among other criteria. We continue to monitor the impacts of this situation; however, there can be no assurances that conditions in the banking sector and in global financial markets will not worsen and/or adversely affect us.

Effective the first quarter of fiscal 2025, we satisfy employee payroll tax withholding due upon the vesting of share-based compensation awards with our own funds under the "net share settlement" approach. Previously, payroll tax withholding was satisfied via the sale of shares of our common stock in the open market. The net share settlement approach reduces our equity dilution rate by covering such withholding tax obligations from existing cash reserves and impacts future liquidity. The cash outflow to cover these tax obligations is classified as a financing activity in the statement of cash flows.

In September 2019, we completed our private offering of the 2025 Notes due on September 1, 2025 and received aggregate gross proceeds of $1,060 million. The interest rate on the 2025 Notes is fixed at 0.125% per year and is payable semi-annually in arrears on March 1 and September 1 of each year, beginning on March 1, 2020. In connection with the 2025 Notes, we used a portion of the proceeds to enter into capped call transactions ("2025 Capped Calls") with respect to our Class A common stock. As of January 31, 2025, the 2025 Notes are classified as current liabilities due to their upcoming maturity on September 1, 2025, and we currently intend to settle the principal amount of the 2025 Notes in cash.

In June 2020, we completed our private offering of the 2026 Notes due on June 15, 2026 and received aggregate gross proceeds of $1,150 million. The interest rate on the 2026 Notes is fixed at 0.375% per year and is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2020. In connection with the 2026 Notes, we used a portion of the proceeds to enter into capped call transactions ("2026 Capped Calls") with respect to our Class A common stock.

In the ordinary course of our business, we may, at any time and from time to time, seek to extinguish our outstanding Notes through cash purchases and/or exchanges for equity, in open-market purchases, privately negotiated transactions or otherwise. Such extinguishments, if any, will be conducted on such terms and at such prices as we may determine, and will depend on our evaluation of the prevailing market conditions, trading price of the 2025 Notes and 2026 Notes (collectively, "the Notes"), our liquidity requirements, legal and contractual restrictions and other factors. During fiscal 2025, we repurchased $42 million principal amount of the 2025 Notes for

$40 million in cash, and $258 million principal amount of the 2026 Notes for $240 million in cash, which resulted in an aggregate gain on early extinguishment of debt of $19 million. During fiscal 2024, we repurchased $508 million principal amount of the 2025 Notes for $462 million in cash, and $542 million principal amount of the 2026 Notes for $475 million in cash, which resulted in an aggregate gain on early extinguishment of debt of $106 million. The 2025 Capped Calls and 2026 Capped Calls remained outstanding notwithstanding such repurchase. We may, however, elect to terminate the 2025 Capped Calls or 2026 Capped Calls, in full or in part. In connection with any such termination, the option counterparties or their respective affiliates are expected to modify their hedge positions, which activity could affect the market price of our Class A common stock or the trading price of the Notes that remain outstanding. See Note 8 to our consolidated financial statements "Convertible Senior Notes, Net" and the section titled "Transactions relating to our Notes may affect the value of our Class A common stock" in "Risk Factors" included under Part I, Item 1A of this Annual Report on Form 10-K for additional information.

On February 1, 2024, we completed the acquisition of Spera Cybersecurity, Inc. and its subsidiary ("Spera"), an identity security platform provider. The acquisition date cash consideration was $58 million. Of this amount, $12 million was transferred to an escrow fund as partial security for any purchase price adjustments and indemnification obligations, and will be paid to the former Spera stockholders following the 18-month anniversary of the closing date (less any such adjustments or indemnification obligations). See Note 16 to our consolidated financial statements "Business Combinations" for additional information.

We believe our existing cash and cash equivalents, our investments and cash provided by sales of our solutions will be sufficient to meet our short-term and long-term projected working capital and capital expenditure needs for the foreseeable future. Our future capital requirements will depend on many factors, including our subscription growth rate, subscription renewal activity, billing frequency, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the expansion of our international operations, the introduction of new and enhanced product offerings, and the continuing market adoption of our platforms. We continue to assess our capital structure and evaluate the merits of deploying available cash. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies this could reduce our ability to compete successfully and harm our results of operations.

A significant majority of our customers pay in advance for annual subscriptions. Therefore, a substantial source of our cash is from our deferred revenue, which is included on our consolidated balance sheet as a liability. Deferred revenue consists of the unearned portion of billed fees for our subscriptions, which is recognized as revenue in accordance with our revenue recognition policy. As of January 31, 2025, we had deferred revenue of $1,718 million, of which $1,691 million was recorded as a current liability and is expected to be recorded as revenue in the next 12 months, provided all other revenue recognition criteria have been met.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended January 31,		
	2025	2024	2023
	(dollars in millions)		
Net cash provided by operating activities	$ 750	$ 512	$ 86
Net cash provided by (used in) investing activities	(314)	441	(130)
Net cash provided by (used in) financing activities	(359)	(883)	48
Effects of changes in foreign currency exchange rates on cash, cash equivalents and restricted cash	(4)	1	(6)
Net increase (decrease) in cash, cash equivalents and restricted cash	$ 73	$ 71	$ (2)

Operating Activities

Our largest source of operating cash is cash collections from our customers for subscription and professional services. Our primary uses of cash from operating activities are for employee-related expenditures, marketing expenses and third-party hosting costs.

During fiscal 2025, cash provided by operating activities was $750 million, an increase of $238 million compared to fiscal 2024. The increase was primarily attributable to an increase in cash received from customers and improved spend efficiency.

Investing Activities

During fiscal 2025, cash used in investing activities was $314 million, compared to cash provided by investing activities of $441 million during fiscal 2024. The change was primarily attributable to a decrease in proceeds from maturities and sales of available-for-sale securities and an increase in payments for business acquisitions and purchases of securities available-for-sale and other.

Financing Activities

During fiscal 2025, cash used in financing activities was $359 million, a decrease of $524 million compared to fiscal 2024. The decrease was primarily attributable to lower volume of payments made for repurchases of the Notes offset by the taxes paid related to net share settlement of equity awards during fiscal 2025.

Material Cash Requirements

Contractual Obligations

The following table represents the Company's known short-term (i.e., the next twelve months) and long-term (i.e., beyond the next twelve months) obligations as of January 31, 2025:

	Short-term	Long-term	Total
	(dollars in millions)		
Convertible Senior Notes:[1]			
Principal payments	$ 510	$ 350	$ 860
Interest payments	2	1	3
Operating leases[2]	34	102	136
Purchase obligations[3]	336	210	546
Total contractual obligations	$ 882	$ 663	$ 1,545

[1] See Note 8 to our consolidated financial statements "Convertible Senior Notes, Net" for additional information.
[2] See Note 9 to our consolidated financial statements "Leases" for additional information.
[3] Purchase obligations primarily relate to data center hosting facilities, and other sales and marketing obligations.

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify customers, vendors, lessors, business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by us or from intellectual property infringement claims made by third parties. In addition, we have entered into indemnification agreements with our directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No material demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated balance sheets, consolidated statements of operations and comprehensive loss, or consolidated statements of cash flows.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting estimates, which we discuss below.

Income Taxes

Income taxes are accounted for using the liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized based on the weighting of positive and negative evidence. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character, within the carry-back or carry-forward periods available under the applicable tax law. In assessing the need for a valuation allowance, we consider available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. Our judgment regarding future estimates may change due to many factors, including future market conditions and the ability to successfully execute our business plans and tax planning strategies. Should there be a change in the ability to recover deferred tax assets, our provision for income taxes would increase or decrease in the period in which the assessment is changed.

Our tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. We recognize the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. Significant judgment is required in determining the technical merits of an uncertain tax position, such as taking into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent the final tax outcome of these matters is different than the amounts recorded, such differences may impact the provision for income taxes in the period in which such determination is made.

Business Combinations

When we acquire a business, the purchase price is allocated to the acquired assets, including separately identifiable intangible assets, and assumed liabilities at their respective estimated fair values. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates can include, but are not limited to:

- future expected cash flows from subscription contracts, professional services contracts, other customer contracts and acquired developed technologies;

- person hours required in recreating certain acquired technologies;

- historical and expected customer attrition rates and anticipated growth in revenue from acquired customers;

- royalty rates applied to acquired developed technology platforms and other intangible assets;

- obsolescence curves and other useful life assumptions, such as the period of time and intended use of acquired intangible assets in our product offerings;

- discount rates;

- uncertain tax positions and tax-related valuation allowances; and

- fair value of assumed equity awards.

These estimates are inherently uncertain and unpredictable, and unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

If the initial accounting for a business combination is not complete following the acquisition date, we report provisional amounts for the known assets, liabilities, equity interests, or items of consideration for which the accounting is incomplete at the end of the financial reporting period. Provisional accounting is inherently subjective and judgmental. The objective of the measurement period is to provide a reasonable period of time to obtain the information necessary to complete all aspects of business combination accounting with a high level of confidence. During the measurement period, which may be up to one year from the acquisition date, adjustments to the reported provisional amounts may be recorded for which the accounting was incomplete, with the corresponding offset to goodwill. Should the accounting for a business combination be incomplete by the end of a reporting period that falls within the measurement period, we report provisional amounts in our financial statements, disclosing them as provisional, and any material measurement period adjustments are identified as such. Additional assets acquired or liabilities assumed in an acquisition that were not recognized at the acquisition date might be identified during the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, no further adjustments are made.

Loss Contingencies

We evaluate contingent liabilities, including threatened or pending litigation, and make provisions for such liabilities when it is both probable that a loss has been incurred and its amount can be reasonably estimated. Because of uncertainties inherent in litigation, we base our estimate and accrue the liabilities, if any, on the information available at the time of our assessment. Significant judgment is required to determine both the probability and the estimated amount of loss given such legal proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Developments in these matters could affect the amount of any liability we may accrue. As additional information becomes available, we may revise our estimates. Any revisions in the estimates of potential liabilities could have a material impact on our operating results and financial position. Further, until the final resolution of any such matter, there may be a loss exposure in excess of the liability recognized and such amount could be significant.

Revenue Recognition

We derive our revenues primarily from subscription fees and professional services fees. A description of our revenue recognition policies is included in Note 2 to our consolidated financial statements "Summary of Significant Accounting Policies."

Our contracts with customers often contain multiple performance obligations. For these contracts, we account for individual performance obligations separately if they are distinct. The transaction price of the contract is allocated to the separate performance obligations on a relative standalone selling price ("SSP") basis. Evaluating customer contracts with multiple performance obligations and complex terms may require significant judgment in identifying the distinct performance obligations.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements "Summary of Significant Accounting Policies — Accounting Pronouncements Recently Adopted and Recent Accounting Pronouncements Not Yet Adopted" for more information.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

The functional currencies of our foreign subsidiaries are the respective local currencies. Most of our sales are denominated in U.S. dollars, and therefore our revenue is not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in the United States, the United Kingdom, Canada and Australia. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments. During fiscal 2025, 2024 and 2023, a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our consolidated financial statements.

Interest Rate Risk

We had cash, cash equivalents and short-term investments totaling $2,523 million as of January 31, 2025, of which $2,362 million was invested in U.S. treasury securities, money market funds, corporate debt securities and certificates of deposit. Our cash and cash equivalents are held for working capital and general corporate purposes, including potential future acquisition activity. Our short-term investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our investment portfolio are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Due in part to these factors, our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our short-term investments as "available-for-sale," no gains are recognized due to changes in interest rates. As losses due to changes in interest rates are generally not considered to be credit related changes, no losses in such securities are recognized due to changes in interest rates unless we intend to sell, it is more likely than not that we will be required to sell, we sell prior to maturity, or we otherwise determine that all or a portion of the decline in fair value are due to credit related factors.

As of January 31, 2025, a hypothetical 10% relative change in interest rates would not have had a material impact on the value of our cash equivalents or investment portfolio. Fluctuations in the value of our cash equivalents and investment portfolio caused by a change in interest rates (gains or losses on the carrying value) are recorded in other comprehensive income (loss), and are realized only if we sell the underlying securities prior to maturity.

Convertible Senior Notes

In September 2019, we issued the 2025 Notes due September 1, 2025 with a principal amount of $1,060 million. Concurrently with the issuance of the 2025 Notes, we entered into separate capped call transactions. The 2025 Capped Calls were completed to reduce the potential dilution from the conversion of the 2025 Notes. As of January 31, 2025, $510 million principal amount of the 2025 Notes remain outstanding. As of January 31, 2025, the 2025 Notes are classified as current liabilities due to their upcoming maturity on September 1, 2025.

In June 2020, we issued the 2026 Notes due June 15, 2026 with a principal amount of $1,150 million. Concurrently with the issuance of the 2026 Notes, we entered into separate capped call transactions. The 2026 Capped Calls were completed to reduce the potential dilution from the conversion of the 2026 Notes. As of January 31, 2025, $350 million principal amount of the 2026 Notes remain outstanding.

The 2025 Notes and 2026 Notes have a fixed annual interest rate of 0.125% and 0.375%, respectively; accordingly, we do not have economic interest rate exposure on the Notes. However, the fair value of the Notes is exposed to interest rate risk. Generally, the fair market value of the Notes will increase as interest rates fall and decrease as interest rates rise. In addition, the fair value of the Notes fluctuates when the market price of our common stock fluctuates. The fair value was determined based on the quoted bid price of the Notes in an over-the-counter market on the last trading day of the reporting period. See Note 8 to our consolidated financial statements "Convertible Senior Notes, Net" for additional information. Changes in the interest rate environment upon maturity of this fixed rate debt could have an effect on our future cash flows and earnings, depending on whether the debt is replaced with other fixed rate debt, variable rate debt or equity.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Reports of Independent Registered Public Accounting Firm (PCAOB ID: 42)	65
Consolidated Balance Sheets	68
Consolidated Statements of Operations	69
Consolidated Statements of Comprehensive Income (Loss)	70
Consolidated Statements of Stockholders' Equity	71
Consolidated Statements of Cash Flows	72
Notes to Consolidated Financial Statements	74

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Okta, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Okta, Inc. (the Company) as of January 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended January 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 5, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition – Identifying and evaluating terms and conditions in contracts

Description of the Matter

As explained in Note 2 to the consolidated financial statements, the Company derives revenue from subscription fees and professional services fees. The Company's arrangements are generally non-cancelable and non-refundable. In addition, the arrangements do not provide customers with the right to take possession of the software and, as a result, are accounted for as service arrangements. Subscription revenue, which includes support, is recognized on a straight-line basis over the non-cancelable contractual term of the arrangement, generally beginning on the date that the Company's service is made available to the customer. Revenue for the Company's professional services is recognized as services are performed in proportion to their pattern of transfer.

Auditing the Company's accounting for revenue recognition was challenging, specifically related to the appropriate identification and evaluation of non-standard terms and conditions for significant arrangements that involve negotiation of otherwise standard terms with the customer. For example, certain non-standard terms and conditions required judgment to identify the distinct performance obligations.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's internal controls over the identification and evaluation of terms and conditions in contracts that impact revenue recognition, including the identification of performance obligations.

Among other procedures, on a sample basis, we tested the completeness and accuracy of management's identification and evaluation of the non-standard terms and conditions in contracts. Further, we selected a sample of significant contractual arrangements that may involve negotiation of standard terms to test that management had properly assessed the impact of any non-standard terms on the identified performance obligations. Additionally, to verify completeness of non-standard terms and conditions, we obtained confirmations of terms and conditions for a sample of arrangements with customers.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 2013.
San Jose, California
March 5, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Okta, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Okta, Inc.'s internal control over financial reporting as of January 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Okta, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of January 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended January 31, 2025, and the related notes and our report dated March 5, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Jose, California

March 5, 2025

OKTA, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in millions, shares in thousands, except per share data)

		As of January 31,		
		2025		**2024**
Assets				
Current assets:				
Cash and cash equivalents	$	409	$	334
Short-term investments		2,114		1,868
Accounts receivable, net of allowances of $4 and $6, respectively		621		559
Deferred commissions		140		113
Prepaid expenses and other current assets		132		106
Total current assets		3,416		2,980
Property and equipment, net		43		48
Operating lease right-of-use assets		74		83
Deferred commissions, noncurrent		267		242
Intangible assets, net		138		182
Goodwill		5,448		5,406
Other assets		51		48
Total assets	$	9,437	$	8,989
Liabilities and stockholders' equity				
Current liabilities:				
Accounts payable	$	13	$	12
Accrued expenses and other current liabilities		103		115
Accrued compensation		207		167
Convertible senior notes, net		509		—
Deferred revenue		1,691		1,488
Total current liabilities		2,523		1,782
Convertible senior notes, net, noncurrent		349		1,154
Operating lease liabilities, noncurrent		94		112
Deferred revenue, noncurrent		27		23
Other liabilities, noncurrent		39		30
Total liabilities		3,032		3,101
Commitments and contingencies (Note 10)				
Stockholders' equity:				
Preferred stock, par value $0.0001 per share; 100,000 shares authorized, no shares issued and outstanding as of January 31, 2025 and 2024.		—		—
Class A common stock, par value $0.0001 per share; 1,000,000 shares authorized; 165,650 and 159,835 shares issued and outstanding as of January 31, 2025 and 2024, respectively.		—		—
Class B common stock, par value $0.0001 per share; 120,000 shares authorized; 7,809 and 7,291 shares issued and outstanding as of January 31, 2025 and 2024, respectively.		—		—
Additional paid-in capital		9,219		8,724
Accumulated other comprehensive loss		(12)		(6)
Accumulated deficit		(2,802)		(2,830)
Total stockholders' equity		6,405		5,888
Total liabilities and stockholders' equity	$	9,437	$	8,989

See Notes to Consolidated Financial Statements.

OKTA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in millions, shares in thousands, except per share data)

	Year Ended January 31,		
	2025	**2024**	**2023**
Revenue			
Subscription	$ 2,556	$ 2,205	$ 1,794
Professional services and other	54	58	64
Total revenue	2,610	2,263	1,858
Cost of revenue			
Subscription	549	502	464
Professional services and other	69	79	82
Total cost of revenue	618	581	546
Gross profit	1,992	1,682	1,312
Operating expenses			
Research and development	642	656	620
Sales and marketing	965	1,036	1,066
General and administrative	448	450	409
Restructuring and other charges	11	56	29
Total operating expenses	2,066	2,198	2,124
Operating loss	(74)	(516)	(812)
Interest expense	(5)	(8)	(11)
Interest income and other, net	106	81	22
Gain on early extinguishment of debt	19	106	—
Interest and other, net	120	179	11
Income (loss) before provision for income taxes	46	(337)	(801)
Provision for income taxes	18	18	14
Net income (loss)	$ 28	$ (355)	$ (815)
Net income (loss) per share, basic	$ 0.16	$ (2.17)	$ (5.16)
Net income (loss) per share, diluted	$ 0.06	$ (2.17)	$ (5.16)
Weighted-average shares used to compute net income (loss) per share, basic	169,569	163,634	158,023
Weighted-average shares used to compute net income (loss) per share, diluted	175,086	163,634	158,023

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions)

	Year Ended January 31,		
	2025	**2024**	**2023**
Net income (loss)	$ 28	$ (355)	$ (815)
Other comprehensive income (loss):			
Net change in unrealized gains or losses on available-for-sale securities	—	26	(12)
Foreign currency translation adjustments	(6)	1	(9)
Other comprehensive income (loss)	(6)	27	(21)
Comprehensive income (loss)	$ 22	$ (328)	$ (836)

See Notes to Consolidated Financial Statements.

OKTA, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(dollars in millions, shares in thousands)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balances as of January 31, 2022	149,624	$ —	6,978	$ —	$ 7,750	$ (12)	$ (1,816)	$ 5,922
Adjustments from adoption of ASU No. 2020-06	—	—	—	—	(528)	—	156	(372)
Issuance of common stock, net	4,040	—	451	—	52	—	—	52
Conversion of Class B common stock to Class A common stock	129	—	(129)	—	—	—	—	—
Settlement of convertible senior notes	356	—	—	—	17	—	—	17
Proceeds from hedges related to convertible senior notes	(140)	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	683	—	—	683
Other comprehensive loss	—	—	—	—	—	(21)	—	(21)
Net loss	—	—	—	—	—	—	(815)	(815)
Balances as of January 31, 2023	154,009	$ —	7,300	$ —	$ 7,974	$ (33)	$ (2,475)	$ 5,466
Issuance of common stock, net	5,850	—	—	—	67	—	—	67
Conversion of Class B common stock to Class A common stock	9	—	(9)	—	—	—	—	—
Proceeds from hedges related to convertible senior notes	(33)	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	690	—	—	690
Settlement of warrants	—	—	—	—	(7)	—	—	(7)
Other comprehensive income	—	—	—	—	—	27	—	27
Net loss	—	—	—	—	—	—	(355)	(355)
Balances as of January 31, 2024	159,835	$ —	7,291	$ —	$ 8,724	$ (6)	$ (2,830)	$ 5,888
Issuance of common stock, net	5,710	—	623	—	74	—	—	74
Taxes withheld related to net share settlement of equity awards	—	—	—	—	(149)	—	—	(149)
Conversion of Class B common stock to Class A common stock	105	—	(105)	—	—	—	—	—
Stock-based compensation	—	—	—	—	570	—	—	570
Other comprehensive loss	—	—	—	—	—	(6)	—	(6)
Net income	—	—	—	—	—	—	28	28
Balances as of January 31, 2025	165,650	$ —	7,809	$ —	$ 9,219	$ (12)	$ (2,802)	$ 6,405

See Notes to Consolidated Financial Statements.

OKTA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year Ended January 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income (loss)	$ 28	$ (355)	$ (815)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Stock-based compensation	565	684	677
Depreciation, amortization and accretion	88	84	114
Amortization of deferred commissions	130	104	84
Deferred income taxes	2	6	7
Lease impairment charges	—	28	14
Gain on early extinguishment of debt	(19)	(106)	—
Other, net	9	13	12
Changes in operating assets and liabilities:			
Accounts receivable	(63)	(79)	(87)
Deferred commissions	(186)	(158)	(122)
Prepaid expenses and other assets	(37)	(32)	(13)
Operating lease right-of-use assets	20	23	27
Accounts payable	1	—	(6)
Accrued compensation	41	68	(44)
Accrued expenses and other liabilities	(3)	21	8
Operating lease liabilities	(33)	(39)	(34)
Deferred revenue	207	250	264
Net cash provided by operating activities	750	512	86
Cash flows from investing activities:			
Capitalized software	(12)	(15)	(9)
Purchases of property and equipment	(8)	(8)	(12)
Purchases of securities available-for-sale and other	(1,812)	(1,709)	(1,411)
Proceeds from maturities and redemption of securities available-for-sale	1,571	2,134	1,308
Proceeds from sales of securities available-for-sale and other	3	62	—
Payments for business acquisitions, net of cash acquired	(56)	(22)	(4)
Purchases of intangible assets	—	(1)	(2)
Net cash provided by (used in) investing activities	(314)	441	(130)
Cash flows from financing activities:			
Payments for repurchases of convertible senior notes	(280)	(937)	—
Taxes paid related to net share settlement of equity awards	(148)	—	—
Payments for warrants related to convertible senior notes	—	(7)	—
Proceeds from stock option exercises	27	15	17
Proceeds from shares issued in connection with employee stock purchase plan	42	46	31
Net cash provided by (used in) financing activities	(359)	(883)	48
Effects of changes in foreign currency exchange rates on cash, cash equivalents and restricted cash	(4)	1	(6)
Net increase (decrease) in cash, cash equivalents and restricted cash	73	71	(2)
Cash, cash equivalents and restricted cash at beginning of year	342	271	273
Cash, cash equivalents and restricted cash at end of year	$ 415	$ 342	$ 271

	Year Ended January 31,		
	2025	**2024**	**2023**
Supplementary cash flow disclosure:			
Cash paid during the period for:			
Interest	$ 3	$ 5	$ 6
Income taxes	19	14	8
Non-cash investing and financing activities:			
Issuance of common stock for repurchases and conversions of convertible senior notes	—	—	47
Benefit from exercise of hedges related to convertible senior notes	—	2	18
Operating lease right-of-use assets exchanged for lease liabilities	9	11	11
Reconciliation of cash, cash equivalents, and restricted cash within the consolidated balance sheets to the amounts shown in the statements of cash flows above:			
Cash and cash equivalents	$ 409	$ 334	$ 264
Restricted cash, current included in prepaid expenses and other current assets	1	2	—
Restricted cash, noncurrent included in other assets	5	6	7
Total cash, cash equivalents and restricted cash	$ 415	$ 342	$ 271

See Notes to Consolidated Financial Statements.

1. Overview and Basis of Presentation

Description of Business

Okta, Inc. (the "Company") is the leading independent identity partner. The Company's Okta Platform and Auth0 Platform enable customers to securely connect the right people to the right technologies and services at the right time. Employees and contractors sign into the Okta Platform to seamlessly and securely access the applications they need to do their most important work with more modern and secure experiences in the cloud and via mobile devices. Developers leverage the Okta Platform and Auth0 Platform to securely and efficiently embed identity into the software they build, allowing them to innovate and focus on their core mission. The Company is headquartered in San Francisco, California.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements, which include the accounts of the Company and its wholly owned subsidiaries, have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All intercompany balances and transactions have been eliminated in consolidation.

The Company's fiscal year ends on January 31. References to fiscal 2025, for example, refer to the fiscal year ended January 31, 2025.

Certain prior period amounts have been reclassified to conform to the current period presentation.

Segments

The Company conducts business globally and is managed, operated and organized by major functional departments that operate on a consolidated basis. As a result, the Company operates as one reportable segment. The Company employs a SaaS business model and generates revenue primarily by selling multi-year subscriptions to its cloud-based offerings.

The Company's chief operating decision maker ("CODM") is the chief executive officer. The CODM utilizes consolidated GAAP and non-GAAP measures of profit and loss to evaluate the Company's overall performance and inform resource allocation to support strategic priorities and capital allocation needs. The profit and loss measure most consistent with GAAP used by the CODM is consolidated net income (loss).

The CODM is regularly provided with budgeted expense information and consolidated expense data. Accordingly, significant segment expenses are inherently reflected in the consolidated financial statements and related notes.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are based on historical experience and on other assumptions that management believes are reasonable under the circumstances. Actual results could vary from those estimates. The Company's most significant estimates include the valuation of deferred income tax assets, uncertain tax positions, assets and liabilities acquired in business combinations, and loss contingencies related to litigation.

Foreign Currency

The functional currencies of the Company's foreign subsidiaries are the respective local currencies. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive loss within the consolidated statements of stockholders' equity. Foreign currency transaction gains and losses are included in interest and other, net in the consolidated statements of operations and were not material in fiscal 2025, 2024 or 2023. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenue and expenses are translated at the average exchange rate during the period.

2. Summary of Significant Accounting Policies

Revenue Recognition

Revenue is derived from subscription fees (which include support fees) and professional services fees. The Company sells subscriptions to its platforms through arrangements that are generally one to five years in length. The arrangements are generally non-cancellable and non-refundable. Furthermore, if a customer reduces the contracted usage or service level, the customer has no right of refund. The subscription arrangements do not provide customers with the right to take possession of the software supporting the platforms and, as a result, are accounted for as service arrangements. This revenue recognition policy is consistent for sales generated directly with customers and sales generated indirectly through channel partners.

Revenue recognition is determined through the following steps:

- Identification of the contract, or contracts, with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when, or as, the performance obligations are satisfied.

The Company recognizes revenue net of any applicable value added or sales tax.

Subscription Revenue

Subscription revenue, which includes support, is recognized on a straight-line basis over the non-cancellable contractual term of the arrangement, generally beginning on the date that the Company's service is made available to the customer.

Professional Services Revenue

Professional services principally consist of customer-specific requests for application integrations, user interface enhancements and other customer-specific requests. Revenue for professional services is recognized as services are performed in proportion to their pattern of transfer.

Contracts with Multiple Performance Obligations

Some of the Company's contracts with customers contain multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price ("SSP") basis.

The Company determines SSP based on observable, if available, prices for those related services when sold separately. When such observable prices are not available, the Company determines SSP based on overarching pricing objectives and strategies, taking into consideration market conditions and other factors, including customer size, volume purchased, market and industry conditions, product-specific factors and historical sales of the deliverables. Pricing objectives, market conditions or other factors may change in the future resulting in changes to standalone selling prices that could impact the timing or amount of revenue recognition.

Deferred Revenue

Deferred revenue consists primarily of payments received and accounts receivable recorded in advance of revenue recognition under the Company's subscription and support services and professional services arrangements. The Company primarily invoices its customers for its subscription services arrangements annually in advance. The Company's payment terms generally provide that customers pay the invoiced portion of the total arrangement fee within 30 days of the invoice date. Amounts anticipated to be recognized within one year of the balance sheet date are recorded as deferred revenue, current; the remaining portion is recorded as deferred revenue, noncurrent in the consolidated balance sheets.

Deferred Commissions

Sales commissions earned by the Company's sales force are generally considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for new revenue contracts, including incremental sales to existing customers, are deferred and then amortized on a straight-line basis over a period of benefit, which is determined to be generally five years. The Company determined the period of benefit by taking into consideration the terms of its customer contracts, its technology and other factors. Sales commissions for renewal contracts are deferred and then amortized on a straight-line basis over the contractual term.

Sales commissions capitalized as contract costs totaled $186 million and $158 million in fiscal 2025 and 2024, respectively. Amortization of contract costs totaled $130 million, $104 million and $84 million in fiscal 2025, 2024 and 2023, respectively. Amortization expense is included in sales and marketing expenses in the accompanying consolidated statements of operations.

Cost of Revenue

Costs of revenue primarily consist of costs related to providing the Company's cloud-based platforms to its customers, including third-party hosting fees, amortization of capitalized internal-use software and finite-lived purchased developed technology, customer support, other employee-related expenses for security, technical operations and professional services staff, and allocated overhead costs.

Research and Development

Research and development expense incurred in the normal course of business is expensed as incurred.

Software Development Costs

Qualifying internally-developed software development costs, including the associated stock-based compensation expenses, are capitalized during the application development stage, as long as management has authorized and committed to funding the project, it is probable the project will be completed and the software will be used to perform the function intended. Capitalization of such costs ceases once the project is substantially complete and ready for its intended use. Capitalized software development costs are included in Intangible assets, net on the consolidated balance sheets and are amortized on a straight-line basis over an expected useful life of 3 years.

Advertising Expenses

Advertising costs are expensed as incurred. Advertising expense was $68 million, $65 million, and $77 million in fiscal 2025, 2024 and 2023, respectively.

Restructuring and Other Charges

Restructuring generally includes significant actions involving employee-related severance charges, facilities consolidation and contract termination costs. Employee-related severance charges are largely based upon substantive severance plans, while some are mandated requirements in certain foreign jurisdictions. Severance costs generally include severance payments, outplacement services, health insurance coverage and legal costs. These charges are reflected in the period when both the actions are probable, at the balance sheet date, and the amounts are reasonably estimable. Right-of-use asset impairments are recognized on the date the premises have been vacated or the Company have ceased-use of the leased facilities.

Actual results may differ from the Company's estimates and assumptions. Restructuring liabilities are classified in accrued expenses and other current liabilities in the consolidated balance sheets.

Stock-Based Compensation

The Company's equity incentive plans provide for granting stock options, restricted stock units ("RSUs"), restricted stock awards to employees, consultants, officers and directors and RSUs with market-based vesting conditions to certain executives. In addition, the Company offers an employee stock purchase program ("ESPP") to eligible employees.

Stock-based compensation expense related to stock awards (including stock options, RSUs, market-based RSUs, and ESPP) is measured based on the fair value of the awards granted and recognized as an expense over the requisite service period.

The fair value of each option and ESPP awards are estimated on the grant date using the Black-Scholes option pricing model which requires the use of various assumptions, including the expected term of the award, the expected volatility of the price of the underlying common stock, risk-free interest rates, and expected dividend yield of the underlying common stock. Stock-based compensation expense is recognized following the straight-line attribution method over the requisite service period for options, and over the offering period for ESPP awards. The expected term of the Company's stock options, which were last granted to employees in fiscal 2022, was determined utilizing the simplified method due to lack of historical exercise data. The expected volatility was determined using a weighted-average of the historical volatility measures of a group of guideline companies and the Company's own historical volatility. The risk-free interest rate was based on the U.S. Treasury yield in effect at the time of grant for a period consistent with the expected term of the award. The expected dividend was assumed to be zero as the Company has never declared or paid any cash dividends and do not currently intend to declare dividends in the foreseeable future.

The fair value of each RSU award is based on the fair value of the underlying common stock as of the grant date. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period, generally three to four years.

The fair value of each market-based RSU award is measured using a Monte Carlo simulation valuation model which requires the use of various assumptions, including the stock price volatility and risk-free interest rate as of the valuation date corresponding to the length of time remaining in the performance period. Stock-based compensation expense for awards with market conditions is recognized over the requisite service period using the accelerated attribution method and is not reversed if the market condition is not met.

The assumptions used to determine the fair value of the stock awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment. Forfeitures are accounted for as they occur.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets are also recognized for operating losses and tax credit carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Management considers all positive and negative evidence in evaluating the Company's ability to realize its deferred tax assets, for example its historical results and forecasts of future ability to realize its deferred tax assets, including forecasts of future taxable income by jurisdiction. Deferred tax assets and liabilities are measured using enacted tax rates applicable in the years in which they are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax law is recognized in the provision for income taxes in the period that includes the enactment date.

The Company does not provide for income taxes on undistributed earnings of subsidiaries that are intended to be indefinitely reinvested. Where the Company does not intend to indefinitely reinvest subsidiary earnings, income and withholding taxes, as applicable, are provided on such undistributed earnings.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company determines if the weight of available evidence indicates that it is more likely than not that a tax position will be sustained on tax audit, assuming that all issues are audited and resolution of any related appeals or litigation processes are considered. The tax benefit is then measured as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The reserves for uncertain tax positions are adjusted as facts and circumstances change, for example on closing of a tax audit, expiration of statutes of limitation on potential assessments or refinement of an estimate. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such a determination is made. The provisions for income taxes include the impact of reserves for uncertain tax positions, along with the related interest and penalties.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less from the date of purchase. Cash equivalents generally consist of investments in money market funds. The fair market value of cash equivalents approximated their carrying value as of January 31, 2025 and 2024.

As of January 31, 2025 and 2024, the Company's restricted cash balance was $6 million and $8 million, respectively, primarily related to letters of credit for its facility lease agreements.

Short-Term Investments

The Company's short-term investments comprise of U.S. treasury securities, corporate debt securities and certificates of deposit. The Company determines the appropriate classification of its short-term investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company has classified and accounted for its short-term investments as available-for-sale securities as the Company may sell these securities at any time for use in its current operations or for other purposes, even prior to maturity. As a result, short-term investments, including securities with stated maturities beyond twelve months, are classified within current assets in the consolidated balance sheets.

Available-for-sale securities are recorded at fair value each reporting period and are periodically evaluated for impairment. For unrealized losses in securities that the Company intends to hold and will not more likely than not be required to sell before recovery, the Company further evaluates whether declines in fair value below amortized cost are due to credit or non-credit related factors.

The Company considers credit related impairments to be changes in value that are driven by a change in the creditor's ability to meet its payment obligations, and records an allowance and recognizes a corresponding loss in interest income and other, net when the impairment is incurred. Unrealized non-credit related losses and unrealized gains are reported as a separate component of accumulated other comprehensive loss in the consolidated balance sheets until realized. Realized gains and losses are determined based on the specific identification method and are reported in interest income and other, net in the consolidated statements of operations.

Strategic Investments

The Company's strategic investments consist primarily of equity investments in privately held companies and are included in Other assets on the consolidated balance sheets. Investments in privately held companies without readily determinable fair values in which the Company does not own a controlling interest or have significant influence over are measured using the measurement alternative. In applying the measurement alternative, the Company adjusts the carrying values of strategic investments based on observable price changes from orderly transactions for identical or similar investments of the same issuer. Additionally, the Company evaluates its strategic investments at least quarterly for impairment. Adjustments and impairments are recorded in Interest and other, net on the consolidated statements of operations.

In determining the estimated fair value of its strategic investments in privately held companies, the Company uses the most recent and available data. Valuations of privately held securities are inherently complex due to the lack of readily available market data and require the use of judgment. The determination of whether an orderly transaction is for an identical or similar investment requires use of significant judgment. In its evaluation, the Company considers factors such as differences in the rights and preferences of the investments and the extent to which those differences would affect the fair values of those investments. The Company's impairment analysis encompasses an assessment of both qualitative and quantitative factors including the investee's financial metrics, market acceptance of the investee's product or technology, general market conditions and liquidity considerations.

Accounts Receivable and Allowances

Accounts receivable are recorded at the invoiced amount, net of allowances. These allowances are based on the Company's assessment of the collectibility of accounts by considering the age of each outstanding invoice, the collection history of each customer, and an evaluation of current expected risk of credit loss based on current economic conditions and reasonable and supportable forecasts of future economic conditions over the life of the receivable. The Company assesses collectibility by reviewing accounts receivable on an aggregated basis where similar characteristics exist and on an individual basis when specific customers with collectibility issues are identified. Amounts deemed uncollectible are recorded as an allowance in the consolidated balance sheets with an offsetting decrease in deferred revenue or a charge to general and administrative expense in the consolidated statements of operations.

Property and Equipment

Property and equipment, net, is stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets. Repairs and maintenance costs are expensed as incurred.

The useful lives of property and equipment are as follows:

	Useful lives
Computers and equipment	3 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of estimated useful life or remaining lease term

Business Combinations

Business combinations are accounted for under the acquisition method of accounting, which requires the acquired assets, including separately identifiable intangible assets, and assumed liabilities to be recorded as of the acquisition date at their respective estimated fair values. Any excess of the purchase price over the fair value of the assets acquired, including separately identifiable intangible assets and liabilities assumed, is recorded as goodwill.

The determination of the fair value of assets acquired and liabilities assumed involves assessments of factors such as the expected future cash flows associated with individual assets and liabilities and appropriate discount rates at the date of the acquisition. Significant management inputs used in the estimation of fair value of assets acquired and liabilities assumed include, but are not limited to, expected future cash flows, future changes in technology, estimated replacement costs, person hours required in recreating certain acquired technologies, discount rates and assumptions about the period of time the brand will continue to be used in the Company's portfolio. Where appropriate, external advisers are consulted to assist in the determination of fair value. For non-observable market values, fair value has been determined using acceptable valuation methods. The Company uses its best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. The Company's estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. The results of operations for businesses acquired are included in the financial statements from the acquisition date. Acquisition-related expenses and post-acquisition restructuring costs are recognized separately from the business combination and are expensed as incurred.

Goodwill and Other Long-Lived Assets

Goodwill represents the excess of the purchase price over the estimated fair value of net assets of businesses acquired in a business combination. Goodwill amounts are not amortized. Goodwill is tested for impairment annually on the first day of the fourth quarter of each fiscal year, or whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. The Company operates as a single operating segment.

Management has the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the Company's reporting unit is less than the carrying amount, including goodwill. The Company also has the option, which the Company has elected, to bypass the qualitative assessment, and perform the quantitative assessment. The quantitative assessment involves comparing the fair value of the reporting unit to its carrying value, including goodwill. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to that reporting unit. No goodwill impairments were recorded during the years presented based on the assessments performed.

Long-lived assets, such as property and equipment and finite-lived intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated. If the carrying amount exceeds the undiscounted cash flows, the assets are determined to be impaired and an impairment charge is recognized as the amount by which the carrying amount exceeds its fair value. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives.

Operating Leases and Incremental Borrowing Rate

The Company leases office space under operating leases with expiration dates through 2030. The Company determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. Lease liabilities are measured based on the present value of the total lease payments not yet paid, discounted based on the more readily determinable of either the rate implicit in the lease or the incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The estimation of the incremental borrowing rate is based on an estimate of the Company's unsecured borrowing rate, adjusted for tenor and collateralized security features. Lease liabilities due within twelve months are included within accrued expenses and other current liabilities on the consolidated balance sheet. Right-of-use assets are measured based on the corresponding lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs incurred and (iii) tenant incentives received, incurred or payable under the lease. Recognition of rent expense begins when the lessor makes the underlying asset available to the Company. The Company does not assume renewals or early terminations of its leases unless it is reasonably certain to exercise these options at commencement and does not allocate consideration between lease and non-lease components.

For leases with a lease term of 12 months or less ("short-term leases"), rent expense is recorded in the consolidated statements of operations on a straight-line basis over the lease term and records variable lease payments as incurred.

Loss Contingencies

The Company is periodically involved in various legal claims and proceedings. The Company routinely reviews the status of each significant matter and assesses its potential financial exposure. If the potential loss from any matter is considered probable and the amount can be reasonably estimated, the Company records a liability for the estimated loss. If either or both of the criteria for recording the liability are not met, the Company assesses whether there is at least a reasonable possibility that a loss, or additional losses, may have been incurred. If there is a reasonable possibility that a loss may have been incurred, the Company discloses the estimate of the amount of loss or range of loss, discloses that the amount is immaterial, or discloses that an estimate of loss cannot be made, as applicable. Because of inherent uncertainties related to these legal matters, the Company bases its loss accruals on the best information available at the time. As additional information becomes available, the Company reassesses its potential liability and may review its estimates. Actual outcomes of these legal and regulatory proceedings may differ materially from the Company's estimates.

Concentrations of Risk

Financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The Company's short-term investments are primarily intended to facilitate liquidity and capital preservation and consist predominately of highly liquid investment-grade fixed-income securities, diversified among industries and individual issuers. The Company's policy is designed to limit exposure from any particular issuer or institution.

Credit risk arising from accounts receivable is mitigated due to the large number of customers and their dispersion across various industries and geographies. For the periods presented, there were no customers that represented more than 10% of the Company's accounts receivable balance or total revenue.

The Company serves customers and users from data center facilities located across various different physical locations, such as the U.S., Europe and Asia-Pacific, most of which are operated by a single third party. The Company has disaster recovery protocols at the third-party service providers. Even with these procedures for disaster recovery in place, access to the Company's service could be significantly interrupted, resulting in an adverse effect on its operating results and financial condition.

Net Income (Loss) per Share

The Company computes basic and diluted net income (loss) per share attributable to common stockholders for Class A and Class B common stock using the two-class method required for participating securities. Under the two-class method, basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted earnings per share attributable to common stockholders is computed by giving effect to all potential shares of common stock, including shares underlying convertible senior notes, unvested RSUs, outstanding stock options, unvested common stock and restricted stock issued in connection with certain business combinations, and ESPP obligations, to the extent they are dilutive. The dilutive effect of potentially dilutive common shares included in diluted earnings per share is determined in accordance with the treasury stock, if-converted, or contingently issuable accounting methods, depending on the nature of the security.

The rights of the holders of the Company's Class A and Class B common stock are identical, except with respect to voting and conversion rights.

Accounting Pronouncements Recently Adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued guidance which requires potential disclosure of incremental segment information on an annual and interim basis. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. The Company adopted this guidance in fiscal 2025 with no material impact to its consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued guidance to provide disaggregated income tax disclosures on the rate reconciliation and income taxes paid. This guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company intends to adopt this guidance in fiscal 2026 and expects the adoption of the updated guidance to result in disclosure of additional disaggregated tax information.

In November 2024, the FASB issued guidance requiring the disclosure, in the notes to financial statements, of specified disaggregated income statement expense information. This guidance is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this guidance.

3. Restructuring and Other Charges

The following table summarizes the Company's restructuring and other charges during fiscal 2025, 2024 and 2023:

	Year Ended January 31,		
	2025	**2024**	**2023**
	(dollars in millions)		
Severance and termination benefit costs	$ 11	$ 28	$ 15
Lease impairment charges	—	28	14
Total	$ 11	$ 56	$ 29

The following table summarizes the Company's restructuring liability related to severance and termination benefit costs that is included in Accrued expenses and other current liabilities on the consolidated balance sheets:

	Severance and termination benefit costs
	(dollars in millions)
Balance as of January 31, 2023	$ 15
Restructuring charges	28
Cash payments	(19)
Balance as of January 31, 2024	24
Restructuring charges	11
Cash payments	(24)
Balance as of January 31, 2025	$ 11

2025 Restructuring Plan

During fiscal 2025, the Company approved a restructuring plan (the "2025 Restructuring Plan") intended to reallocate resources toward priorities to drive growth. The 2025 Restructuring Plan involved a reduction of the Company's workforce by approximately 180 full-time employees. The 2025 Restructuring Plan is expected to be substantially complete by the first quarter of fiscal 2026, and the Company recognized aggregate restructuring costs of $11 million in fiscal 2025.

2024 Restructuring Plan

During fiscal 2024, the Company approved a restructuring plan (the "2024 Restructuring Plan") intended to improve operating efficiencies and profitability. The 2024 Restructuring Plan involved a reduction of the Company's workforce by approximately 400 full-time employees. The 2024 Restructuring Plan was substantially complete by the first quarter of fiscal 2025 and the Company recognized aggregate restructuring costs of $24 million in fiscal 2024.

Separate from the 2024 Restructuring Plan, the Company recognized $4 million of severance and termination benefit costs related to an insignificant workforce reduction in fiscal 2024.

2023 Restructuring Plan & Real Estate Optimization Plan

During fiscal 2023, the Company approved a restructuring plan (the "2023 Restructuring Plan") intended to reduce operating expenses and improve profitability. The 2023 Restructuring Plan involved a reduction of the Company's workforce by approximately 300 full-time employees. The 2023 Restructuring Plan was substantially complete by the first quarter of fiscal 2024 and the Company recognized aggregate restructuring costs of $15 million in fiscal 2023.

Additionally, during fiscal 2023 the Company implemented a real estate optimization plan which provided for closing duplicative sites and decommissioning underutilized offices and floors. As result, the Company recognized non-cash lease impairment charges of $28 million and $14 million in fiscal 2024 and fiscal 2023, respectively.

4. Cash Equivalents and Investments

Cash Equivalents and Short-term Investments

Financial assets are measured at fair value each reporting period using a fair value hierarchy that prioritizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Three levels of inputs may be used to measure as follows:

- **Level 1 —** Valuations based on observable inputs that reflect quoted prices for identical assets or liabilities in active markets.

- **Level 2 —** Valuations based on other inputs that are directly or indirectly observable in the marketplace.

- **Level 3 —** Valuations based on unobservable inputs that are supported by little or no market activity.

The following table presents the estimated fair value of cash equivalents and short-term investments:

	As of January 31,			
	2025		**2024**	
	(dollars in millions)			
Cash equivalents:				
Money market funds (Level 1)	$	225	$	151
Certificates of deposit (Level 2)		23		—
Total cash equivalents		248		151
Level 2:				
Short-term investments (Available-for-sale):				
U.S. treasury securities		1,788		1,784
Corporate debt securities		281		43
Certificates of deposit		45		41
Total short-term investments		2,114		1,868
Total	$	2,362	$	2,019

The following table presents the contractual maturities of the Company's short-term investments:

	As of January 31, 2025
	Estimated Fair Value
	(dollars in millions)
Due within one year	$ 1,456
Due between one to five years	658
Total	$ 2,114

Interest receivable of $24 million and $20 million is included in Prepaid expenses and other current assets on the consolidated balance sheets as of January 31, 2025 and 2024, respectively.

There were no material differences between the estimated fair value and amortized cost of our cash equivalents and short-term investments as of January 31, 2025 and 2024.

For available-for-sale debt securities that have unrealized losses, there were no material credit or non-credit related impairments for short-term investments as of January 31, 2025 and 2024.

Strategic Investments

Strategic investments primarily include equity investments in privately-held companies, which do not have a readily determinable fair value. Strategic investments are classified as Level 3 in the fair value hierarchy as nonrecurring fair value measurements may include observable and unobservable inputs. As of January 31, 2025 and 2024, the balance of strategic investments was $30 million and $26 million, respectively.

5. Goodwill and Intangible Assets, net

Goodwill

As of January 31, 2025 and 2024, goodwill was $5,448 million and $5,406 million, respectively. No goodwill impairments were recorded during fiscal 2025, 2024 and 2023.

Intangible Assets, net

Intangible assets consisted of the following:

	As of January 31, 2025		
	Gross	Accumulated Amortization	Net
	(dollars in millions)		
Purchased developed technology	$ 239	$ (179)	$ 60
Customer relationships	116	(85)	31
Capitalized internal-use software costs	54	(19)	35
Trade name	21	(16)	5
Other	10	(3)	7
	$ 440	$ (302)	$ 138

	As of January 31, 2024		
	Gross	Accumulated Amortization	Net
	(dollars in millions)		
Purchased developed technology	$ 220	$ (134)	$ 86
Customer relationships	116	(62)	54
Capitalized internal-use software costs	48	(17)	31
Trade name	21	(12)	9
Other	4	(2)	2
	$ 409	$ (227)	$ 182

The weighted-average remaining useful lives of the Company's acquired intangible assets are as follows:

	Weighted-Average Remaining Useful Life	
	As of January 31,	
	2025	2024
Purchased developed technology	1.9 years	2.2 years
Customer relationships	1.6 years	2.5 years
Trade name	1.3 years	2.3 years

As of January 31, 2025, estimated remaining amortization expense for the intangible assets by fiscal year was as follows:

	Remaining Amortization
	(dollars in millions)
2026	$ 81
2027	36
2028	13
2029	6
2030	1
Thereafter	1
Total	$ 138

Amortization expense of intangible assets was $85 million, $87 million and $93 million in fiscal 2025, 2024 and 2023, respectively.

6. Property and Equipment, net

Property and equipment consisted of the following:

	As of January 31,	
	2025	2024
	(dollars in millions)	
Furniture and fixtures	$ 15	$ 18
Leasehold improvements	84	92
Property and equipment, gross	99	110
Less accumulated depreciation	(56)	(62)
Property and equipment, net	$ 43	$ 48

Depreciation expense was $13 million in fiscal 2025 and $12 million in fiscal 2024 and 2023.

7. Deferred Revenue and Performance Obligations

Deferred Revenue

Deferred revenue, which is a contract liability, consists primarily of payments received and accounts receivable recorded in advance of revenue recognition under the Company's contracts with customers and is recognized as the revenue recognition criteria are met.

Subscription revenue recognized during fiscal 2025 and 2024 that was included in the deferred revenue balances at the beginning of the respective periods was $1,456 million and $1,229 million, respectively.

Transaction Price Allocated to the Remaining Performance Obligations

Transaction price allocated to the remaining performance obligations represents all future, non-cancelable contracted revenue that has not yet been recognized, inclusive of deferred revenue that has been invoiced and non-cancelable amounts that will be invoiced and recognized as revenue in future periods.

Total remaining non-cancelable performance obligations under subscription contracts with customers was approximately $4,215 million as of January 31, 2025. Of this amount, the Company expects to recognize revenue of approximately $2,248 million, or 53%, over the next 12 months, with the balance to be recognized as revenue thereafter. Remaining performance obligations for professional services and other contracts as of January 31, 2025 were not material.

8. Convertible Senior Notes, Net

Convertible Senior Notes

The convertible senior notes due in 2025 ("2025 Notes") and 2026 ("2026 Notes" and together with the 2025 Notes, the "Notes"), are recorded at face value less unamortized debt issuance costs.

During fiscal 2025, the Company repurchased $42 million principal amount of the 2025 Notes for $40 million in cash, and $258 million principal amount of the 2026 Notes for $240 million in cash, resulting in a gain on early extinguishment of debt of $19 million.

During fiscal 2024, the Company repurchased $508 million principal amount of the 2025 Notes for $462 million in cash, and $542 million principal amount of the 2026 Notes for $475 million in cash, resulting in a gain on early extinguishment of debt of $106 million.

2025 Convertible Senior Notes

The 2025 Notes are senior, unsecured obligations of the Company, and bear interest at a fixed rate of 0.125% per year. Interest is payable in cash semi-annually in arrears on March 1 and September 1 of each year, beginning on March 1, 2020. The 2025 Notes mature on September 1, 2025 unless earlier redeemed, repurchased or converted.

The terms of the 2025 Notes are governed by an Indenture by and between the Company and Wilmington Trust, National Association, as Trustee (the "2025 Indenture"). Upon conversion, the 2025 Notes may be settled in cash, shares of Class A common stock or a combination of cash and shares of Class A common stock, at the Company's election.

The 2025 Notes are convertible at an initial conversion rate of 5.2991 shares of Class A common stock per $1,000 principal amount of the 2025 Notes, which is equal to an initial conversion price of approximately $188.71 per share of Class A common stock, subject to adjustment under certain circumstances in accordance with the terms of the 2025 Indenture. Prior to the close of business on the business day immediately preceding June 1, 2025, holders of the 2025 Notes may convert all or a portion of their 2025 Notes only in multiples of $1,000 principal amount, under the following circumstances:

- during any fiscal quarter commencing after the fiscal quarter ending on January 31, 2020 (and only during such fiscal quarter), if the last reported sale price of Class A common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price of the 2025 Notes on each applicable trading day;

- during the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of the 2025 Notes for each trading day of that five consecutive trading day period was less than 98% of the product of the last reported sale price of Class A common stock and the conversion rate on such trading day;

- if the Company calls the notes for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or

- upon the occurrence of specified corporate events, as described in the 2025 Indenture.

On or after June 1, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their 2025 Notes regardless of the foregoing circumstances. During the three months ended January 31, 2025, the conditions allowing holders of the 2025 Notes to convert during the three months ending April 30, 2025 were not met. As of January 31, 2025, the 2025 Notes are classified as current liabilities due to their upcoming maturity on September 1, 2025.

The Company may redeem for cash all or any portion of the 2025 Notes, at its option, on or after September 6, 2022, if the last reported sale price of the Company's Class A common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on and including the trading day preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the 2025 Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date.

Holders of the 2025 Notes who convert their 2025 Notes in connection with certain corporate events that constitute a make-whole fundamental change (as defined in the 2025 Indenture) or in connection with the Company's issuance of a redemption notice are, under certain circumstances, entitled to an increase in the conversion rate. Additionally, in the event of a corporate event that constitutes a fundamental change (as defined in the 2025 Indenture), holders of the 2025 Notes may require the Company to repurchase all or a portion of their 2025 Notes at a price equal to 100% of the principal amount of the 2025 Notes being repurchased, plus any accrued and unpaid interest.

The net carrying amount of the 2025 Notes consisted of the following:

	As of January 31,	
	2025	2024
	(dollars in millions)	
Principal	$ 510	$ 552
Less: unamortized debt issuance costs	(1)	(3)
Net carrying amount	$ 509	$ 549

2025 Capped Calls

In connection with the pricing of the 2025 Notes, the Company entered into capped call transactions with respect to its Class A common stock. The 2025 Capped Calls are purchased call options that give the Company the option to purchase approximately 6 million shares, subject to anti-dilution adjustments substantially identical to those in the 2025 Notes, of its Class A common stock for approximately $188.71 per share (subject to adjustment), corresponding to the approximate initial conversion price of the 2025 Notes, exercisable upon conversion of the 2025 Notes. The 2025 Capped Calls have initial cap prices of $255.88 per share (subject to adjustment) and will expire in 2025, if not exercised earlier. The 2025 Capped Calls are intended to offset potential dilution to the Company's Class A common stock and/or offset the potential cash payments that the Company could be required to make in excess of the principal amount upon any conversion of the 2025 Notes under certain circumstances. The 2025 Capped Calls are separate transactions and are not part of the terms of the 2025 Notes. The 2025 Capped Calls meet the criteria for classification as equity and, as such, are not remeasured each reporting period.

2026 Convertible Senior Notes

The 2026 Notes are senior, unsecured obligations of the Company, and bear interest at a fixed rate of 0.375% per year. Interest is payable in cash semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2020. The 2026 Notes mature on June 15, 2026 unless earlier redeemed, repurchased or converted.

The terms of the 2026 Notes are governed by an Indenture by and between the Company and Wilmington Trust, National Association, as Trustee (the "2026 Indenture"). Upon conversion, the 2026 Notes may be settled in cash, shares of Class A common stock or a combination of cash and shares of Class A common stock, at the Company's election.

The 2026 Notes are convertible at an initial conversion rate of 4.1912 shares of Class A common stock per $1,000 principal amount of the 2026 Notes, which is equal to an initial conversion price of approximately $238.60 per share of Class A common stock, subject to adjustment under certain circumstances in accordance with the terms of the 2026 Indenture. Prior to the close of business on the business day immediately preceding March 15, 2026, holders of the 2026 Notes may convert all or a portion of their 2026 Notes only in multiples of $1,000 principal amount, under the following circumstances:

- during any fiscal quarter commencing after the fiscal quarter ending on October 31, 2020 (and only during such fiscal quarter), if the last reported sale price of the Company's Class A common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price of the 2026 Notes on each applicable trading day;

- during the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of the 2026 Notes for each trading day of that five consecutive trading day period was less than 98% of the product of the last reported sale price of the Company's Class A common stock and the conversion rate on such trading day;

- if the Company calls the notes for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or

- upon the occurrence of specified corporate events, as described in the 2026 Indenture.

On or after March 15, 2026 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their 2026 Notes regardless of the foregoing circumstances. During the three months ended January 31, 2025, the conditions allowing holders of the 2026 Notes to convert during the three months ending April 30, 2025 were not met, and as a result, the 2026 Notes were classified as noncurrent liabilities as of January 31, 2025.

The Company may redeem for cash all or any portion of the 2026 Notes, at its option, on or after June 20, 2023, if the last reported sale price of the Company's Class A common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which the Company provides notice of redemption, during any 30 consecutive trading day period ending on and including the trading day preceding the date on which the Company provides notice of redemption price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date.

Holders of the 2026 Notes who convert their 2026 Notes in connection with certain corporate events that constitute a make-whole fundamental change (as defined in the 2026 Indenture) or in connection with the Company's issuance of a redemption notice are, under certain circumstances, entitled to an increase in the conversion rate. Additionally, in the event of a corporate event that constitutes a fundamental change (as defined in the 2026 Indenture), holders of the 2026 Notes may require the Company to repurchase all or a portion of their 2026 Notes at a price equal to 100% of the principal amount of the 2026 Notes being repurchased, plus any accrued and unpaid interest.

The net carrying amount of the 2026 Notes consisted of the following:

	As of January 31,	
	2025	2024
	(dollars in millions)	
Principal	$ 350	$ 608
Less: unamortized debt issuance costs	(1)	(3)
Net carrying amount	$ 349	$ 605

2026 Capped Calls

In connection with the pricing of the 2026 Notes, the Company entered into capped call transactions with respect to its Class A common stock. The 2026 Capped Calls are purchased call options that give the Company the option to purchase approximately 5 million shares, subject to anti-dilution adjustments substantially identical to those in the 2026 Notes, of its Class A common stock for approximately $238.60 per share (subject to adjustment), corresponding to the approximate initial conversion price of the 2026 Notes, exercisable upon conversion of the 2026 Notes. The 2026 Capped Calls have initial cap prices of $360.14 per share (subject to adjustment) and will expire in 2026, if not exercised earlier. The 2026 Capped Calls are intended to offset potential dilution to the Company's Class A common stock and/or offset the potential cash payments that the Company could be required to make in excess of the principal amount upon any conversion of the 2026 Notes under certain circumstances. The 2026 Capped Calls are separate transactions and are not part of the terms of the 2026 Notes. The 2026 Capped Calls meet the criteria for classification as equity and, as such, are not remeasured each reporting period.

Fair Value Measurements

The following table presents the principal amounts and estimated fair values of financial instruments that are not recorded at fair value on the consolidated balance sheets:

	As of January 31, 2025	
	Principal Amount	Estimated Fair Value
	(dollars in millions)	
2025 convertible senior notes	$ 510	$ 494
2026 convertible senior notes	$ 350	$ 329

The estimated fair values of the Notes, which are Level 2 financial instruments, were determined based on the quoted bid prices of the Notes in an over-the-counter market on the last trading day of the reporting period.

9. Leases

The Company has entered into various non-cancelable office space operating leases with original lease periods expiring between 2025 and 2030. These leases do not contain material variable rent payments, residual value guarantees, financial covenants or other restrictions. The Company's corporate headquarters lease in San Francisco has a 10-year term, which expires in October 2028. The Company is entitled to two five-year options to extend this lease, subject to certain requirements.

Operating lease costs were as follows:

	Year Ended January 31,		
	2025	**2024**	**2023**
	(dollars in millions)		
Operating lease costs[1]	$ 31	$ 34	$ 40

[1] Amounts are presented exclusive of sublease income and include short-term leases, which are immaterial.

The weighted-average remaining term of operating leases was 3.8 years and 4.5 years as of January 31, 2025 and January 31, 2024, respectively, and the weighted-average discount rate used to measure the present value of the operating lease liabilities was 5.6% and 5.5% as of January 31, 2025 and January 31, 2024, respectively.

Maturities of operating lease liabilities, which do not include short-term leases, were as follows:

	As of January 31, 2025
Fiscal Year Ending January 31:	(dollars in millions)
2026	$ 34
2027	36
2028	36
2029	28
2030	2
Total lease payments	136
Less imputed interest	(15)
Total operating lease liabilities	$ 121

Cash payments made related to operating lease liabilities were $41 million and $47 million in fiscal 2025 and 2024, respectively.

10. Commitments and Contingencies

Letters of Credit

In conjunction with the execution of certain office space operating leases, letters of credit in the aggregate amount of $6 million and $7 million were issued and outstanding as of January 31, 2025 and January 31, 2024, respectively. No draws have been made under such letters of credit.

Legal Matters

From time to time in the normal course of business, the Company may be subject to various legal matters such as threatened or pending claims or proceedings.

On May 20, 2022, a purported shareholder filed a putative class action lawsuit in the United States District Court for the Northern District of California against the Company and certain of its executive officers, captioned *In re Okta, Inc. Securities Litigation*, No. 3:22-cv-02990. The lawsuit asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, alleging that the defendants made false or misleading statements or omissions concerning the Company's cybersecurity controls, vulnerability to data breaches, and the Company's integration of Auth0, Inc. ("Auth0"). The lawsuit sought an order certifying the lawsuit as a class action and unspecified damages. The defendants moved to dismiss the amended complaint. On March 31, 2023, the court dismissed in full the claims based on the plaintiff's allegations related to the Company's cybersecurity controls and vulnerability to data breaches, and dismissed in part and denied in part the claims based on allegations related to the Auth0 integration. On May 28, 2024, the parties entered into a stipulation of settlement (the "Stipulation") where, in exchange for the release and dismissal with prejudice of all claims, the Company agreed to pay and/or to cause its insurance carriers to pay a total of $60 million, which is covered through a combination of the Company's Director & Officer ("D&O") insurance and the balance of the Company's $10 million retention on the primary D&O policy. The Stipulation does not constitute an admission of fault or wrongdoing by the Company or its executives. On November 19, 2024, the court granted final approval of the Stipulation and dismissed the lawsuit in its entirety, with prejudice.

Additionally, two purported shareholders filed derivative lawsuits on behalf of the Company in the United States District Court for the Northern District of California against certain of its current and former executive officers and directors, captioned *O'Dell v. McKinnon et al.*, No. 3:22-cv-07480 (filed Nov. 28, 2022), and *LR Trust v. McKinnon et al.*, No. 3:22-cv-08627 (filed Dec. 13, 2022) (the "California Federal Derivative Actions"). The California Federal Derivative Actions allege, among other things, that the defendants breached their fiduciary duties by making false or misleading statements or omissions concerning the Company's cybersecurity controls, vulnerability to data breaches, and the Company's integration of Auth0. The California Federal Derivative Actions seek orders permitting the plaintiffs to maintain the actions derivatively on behalf of the Company, awarding unspecified damages allegedly sustained by the Company, awarding restitution from the individual defendants, and requiring the Company to make certain reforms to its corporate governance and controls. On February 22, 2023, the court entered a stipulated order consolidating the California Federal Derivative Actions, appointing co-lead counsel for plaintiffs, and staying the consolidated California Federal Derivative Actions during the pendency of the motion to dismiss in the securities class action lawsuit. The consolidated California Federal Derivative Actions are captioned *In re Okta, Inc. Stockholder Derivative Litigation*, No. 3:22-cv-07480. On May 9, 2023, the court entered a stipulated order continuing the stay through the close of discovery in the securities class action lawsuit and, on January 27, 2025, the court entered an order continuing the stay.

On April 14, 2023, another shareholder filed a substantially similar derivative lawsuit in the United States District Court for the District of Delaware against certain of the Company's current and former executive officers and directors, captioned *Buono v. McKinnon et al.*, No. 1:23-cv-00413 (the "Buono Action"). On May 31, 2023, the court entered a stipulated order whereby the defendants agreed to accept service and stay the Buono Action through the close of discovery in the securities class action lawsuit.

On January 25, 2024, another shareholder filed a substantially similar derivative lawsuit in the United States District Court for the District of Delaware against certain of the Company's current and former executive officers and directors, captioned *Nasr v. McKinnon, et al.*, No. 1:24-cv-00106 (together with the Buono Action, the "Delaware Federal Derivative Actions"). On March 18, 2024, the court entered a stipulated order whereby the defendants agreed to accept service and stay the derivative action through the close of discovery in the securities class action lawsuit.

On July 1, 2024, another shareholder filed a substantially similar derivative lawsuit in the Court of Chancery for the State of Delaware (the "Delaware Chancery Court") against certain of the Company's current and former executive officers and directors, captioned *Grimaldi v. McKinnon, et al.*, C.A. No. 2024-0685-PAF (the "Grimaldi Action"). On July 19, 2024, the Delaware Chancery Court entered a stipulated order whereby the defendants agreed to accept service and to stay the derivative action through final approval of the settlement in the securities class action lawsuit.

On October 18, 2024, another shareholder filed a substantially similar derivative lawsuit in the Delaware Chancery Court against certain of the Company's current and former executive officers and directors, captioned *Duprat v. McKinnon, et al.*, C.A. No. 2024-1072-PAF (the "Duprat Action"). On November 8, 2024, the Delaware Chancery Court entered a stipulated order where the defendants agreed to accept service in the Duprat Action; the Grimaldi Action and the Duprat Action were consolidated (the "Delaware Chancery Actions"); and the Delaware Chancery Actions were stayed pursuant to the terms previously entered in the Grimaldi Action.

On January 10, 2025, the Company and defendants agreed in principle to the non-monetary terms of a global resolution of the California Federal Derivative Actions, the Delaware Federal Derivative Actions, and the Delaware Chancery Actions, and executed a Memorandum of Understanding in connection therewith containing the agreed-upon material, non-monetary terms of the proposed settlement.

While the Company and defendants have agreed in principle to settle the above-referenced derivative lawsuits, the Company is unable to predict the outcome or estimate the amount of loss or range of losses that could potentially result from these lawsuits.

Warranties and Indemnification

The Company's subscription services are generally warranted to perform materially in accordance with the Company's online help documentation under normal use and circumstances. Additionally, the Company's arrangements generally include provisions for indemnifying customers against liabilities if its subscription services infringe a third party's intellectual property rights. Furthermore, the Company may also incur liabilities if it breaches the security or confidentiality obligations in its arrangements. To date, the Company has not incurred significant costs and has not accrued any material liabilities in the accompanying consolidated financial statements as a result of these obligations.

The Company has entered into service-level agreements with a majority of its customers defining levels of uptime reliability and performance and permitting certain customers to receive credits for paid amounts related to subscription services when the Company fails to meet the defined levels of uptime. In very limited instances, the Company allows customers to early terminate their agreements in the event that the Company fails to meet those levels as they may constitute a breach of contract. If the customer did terminate, they would receive a refund of prepaid unused subscription fees. To date, the Company has not experienced any significant failures to meet defined levels of uptime reliability and performance as a result of those agreements and, as a result, the Company has not incurred significant costs and has not accrued any material liabilities in the accompanying consolidated financial statements as a result of these warranties.

Agreements with customers and other third parties may include indemnification or other provisions under which the Company agrees to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from the use of the Company's platforms or other acts or omissions. The Company cannot reasonably estimate potential payment obligations as a result of indemnification claims because it cannot predict when and under what circumstances they may be incurred. As a result, no material liabilities have been recognized in the accompanying consolidated financial statements related to these indemnification obligations.

11. Common Stock and Stockholders' Equity

Common Stock

Holders of Class A and Class B common stock are entitled to one vote per share and ten votes per share, respectively, and the shares of Class A common stock and Class B common stock are identical, except for voting and conversion rights. Shares of Class B common stock may be converted into Class A common stock at any time at the option of the stockholder on a one-for-one basis, and are automatically converted into Class A common stock upon sale or transfer, subject to certain limited exceptions. Shares of Class A common stock are not convertible.

As of January 31, 2025, shares of common stock reserved for future issuance were as follows:

	As of January 31, 2025
	(shares in thousands)
Options and unvested RSUs outstanding	9,998
Available for future stock option and RSU grants	36,828
Available for ESPP	8,736
Total	55,562

Awards Issued as Charitable Contributions

During fiscal 2025, 2024 and 2023, the Company issued 56,250, 75,000 and 41,250 shares, respectively, of Class A common stock as charitable contributions and recognized $5 million, $6 million and $4 million, respectively, as general and administrative expense in the consolidated statements of operations.

12. Employee Incentive Plans

Equity Incentive Plans

The Company has two equity incentive plans: the 2009 Stock Plan ("2009 Plan") and the 2017 Equity Incentive Plan ("2017 Plan"). All shares that remain available for future grants are under the 2017 Plan. As of January 31, 2025, options to purchase 811,267 shares of Class A common stock and 1,387,313 shares of Class B common stock remained outstanding.

The Company's equity incentive plans provide for granting stock options, RSUs, restricted stock awards to employees, consultants, officers and directors and RSUs with market-based vesting conditions to certain executives. In addition, the Company offers an ESPP to eligible employees.

Stock-based compensation expense by award type was as follows:

	Year Ended January 31,		
	2025	2024	2023
	(dollars in millions)		
Stock options	$ 14	$ 45	$ 82
RSUs	500	502	464
ESPP	17	26	19
Restricted stock awards	34	111	112
Total	$ 565	$ 684	$ 677

Stock-based compensation expense was recorded in the following cost and expense categories in the consolidated statements of operations:

	Year Ended January 31,		
	2025	2024	2023
	(dollars in millions)		
Cost of revenue:			
Subscription	$ 82	$ 75	$ 69
Professional services and other	12	15	14
Research and development	216	277	275
Sales and marketing	131	156	159
General and administrative	124	161	160
Total	$ 565	$ 684	$ 677

Stock Options

Options issued under the Plan generally are exercisable for periods not to exceed ten years and generally vest over four years with 25% vesting after one year and with the remainder vesting monthly thereafter in equal installments. Shares offered under the Plan may be: (i) authorized but unissued shares or (ii) treasury shares.

A summary of stock option activity and related information was as follows:

	Number of Options (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Outstanding as of January 31, 2024	5,038	$ 32.54	3.1	$ 320
Exercised	(2,792)	9.80		
Expired	(43)	206.35		
Forfeited	(4)	47.82		
Outstanding as of January 31, 2025	2,199	$ 57.98	2.8	$ 137
As of January 31, 2025				
Vested and expected to vest	2,199	$ 57.98	2.8	$ 137
Vested and exercisable	2,192	$ 57.33	2.8	$ 137

No options were granted during fiscal 2025, 2024 and 2023. The total grant-date fair value of stock options vested was $16 million, $48 million and $104 million during fiscal 2025, 2024 and 2023, respectively. The intrinsic value of the options exercised, which represents the difference between the fair market value of the Company's common stock on the date of exercise and the exercise price of each option, was $213 million, $57 million and $108 million during fiscal 2025, 2024 and 2023, respectively. Windfall tax benefits realized upon exercise of stock options were $47 million during fiscal 2025, while no windfall tax benefits were realized in fiscal years 2024 and 2023.

Restricted Stock Units

A summary of RSU activity (inclusive of market-based RSUs) and related information was as follows:

	Number of RSUs (in thousands)	Weighted-Average Grant Date Fair Value Per Share
Outstanding as of January 31, 2024	9,080	$ 111.03
Granted	4,859	96.98
Vested	(4,361)	114.57
Forfeited	(1,780)	108.11
Outstanding as of January 31, 2025	7,798	$ 100.97

The Company granted 4,858,824 RSUs with an aggregate fair value of $471 million during fiscal 2025. As of January 31, 2025 and 2024, there was a total of $672 million and $898 million, respectively, of unrecognized stock-based compensation expense related to unvested RSUs, which is being recognized over a weighted-average period of 1.8 years, based on vesting under the award service conditions. The total fair value of RSUs vested during fiscal 2025, 2024 and 2023 was $382 million, $335 million and $229 million, respectively.

During the first quarter of fiscal 2025, the Company began funding withholding taxes due upon the vesting of employee RSUs in certain jurisdictions by net share settlement, rather than its previous approach of selling shares of the Company's common stock. The amount of withholding taxes related to net share settlement of employee RSUs is reflected as (i) a reduction to additional paid-in-capital, and (ii) cash outflows for financing activities when the payments are made. The shares withheld by the Company as a result of the net share settlement of RSUs are not considered issued and outstanding, and do not impact the calculation of basic net income (loss) per share attributable to the Class A and Class B common stockholders.

Market-based Restricted Stock Units

In March 2022, the Company granted market-based RSUs to certain members of management with an average grant date fair value of $244.73. The target number of market-based RSUs granted was 58,150. One-third of these market-based RSUs vest over each of a one-, two- and three-year performance period, each starting on February 1, 2022.

In March 2023, the Company granted market-based RSUs to certain members of management with an average grant date fair value of $149.78. The target number of market-based RSUs granted was 192,843. One-third of these market-based RSUs vest over each of a one-, two- and three-year performance period, each starting on February 1, 2023.

In March 2024, the Company granted market-based RSUs to certain members of management with an average grant date fair value of $182.15. The target number of market-based RSUs granted was 183,595. One-third of these market-based RSUs vest over each of a one-, two- and three-year performance period, each starting on February 1, 2024.

For each granted market-based RSU award, the number of shares that can be earned ranges from 0% to 200% of the target number of shares based on the relative performance of the per share price of the Company's common stock as compared to the Nasdaq Composite Index over the respective performance periods and subject to continuous employment through the vesting dates. The average grant date fair value per target market-based RSU is determined using a Monte Carlo simulation approach. Compensation expense for awards with market conditions is recognized over the service period using the accelerated attribution method and is not reversed if the market condition is not met.

Restricted Stock Awards

As of January 31, 2025, there was $15 million of unrecognized stock-based compensation expense related to unvested restricted stock awards, which is being recognized over a weighted-average period of 2.1 years based on vesting under the award service conditions.

Employee Stock Purchase Plan (ESPP)

The ESPP provides for 12-month offering periods beginning June 21 and December 21 of each year, and each offering period consists of up to two six-month purchase periods. The ESPP contains a reset provision under which the offering period resets if the fair market value of the Company's common stock on the purchase date is less than the fair market value on the offering date.

The Company estimated the fair value of ESPP purchase rights using a Black-Scholes option pricing model with the following assumptions:

	Year Ended January 31,		
	2025	**2024**	**2023**
Expected volatility	42% - 44%	46% - 74%	63% - 90%
Expected term (in years)	0.5 - 1.0	0.5 - 1.0	0.5 - 1.0
Risk-free interest rate	4.26% - 5.36%	4.84% - 5.41%	2.46% - 4.67%
Expected dividend yield	—	—	—

During fiscal 2025, the Company's employees purchased 586,149 shares of its Class A common stock under the ESPP. The shares were purchased at a weighted-average purchase price of $71.68 per share, with proceeds of $42 million. During fiscal 2024, the Company's employees purchased 793,739 shares of its Class A common stock under the ESPP. The shares were purchased at a weighted-average purchase price of $57.84 per share, with proceeds of $46 million.

As of January 31, 2025 and January 31, 2024, there was $15 million and $16 million, respectively, of unrecognized stock-based compensation expense related to the ESPP which is being recognized over a weighted-average vesting period of 0.6 years.

Employee Defined Contribution Plan

The Company has a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code covering eligible employees. A portion of employee contributions are matched up to a fixed maximum dollar amount per year per employee. During fiscal 2025, 2024 and 2023, matching contributions related to the plan were $18 million, $19 million and $21 million, respectively.

13. Income Taxes

The Company is subject to taxation in the U.S. and various other state and foreign jurisdictions. The domestic and foreign components of pre-tax income (loss) for fiscal 2025, 2024 and 2023 were as follows:

	Year Ended January 31,		
	2025	2024	2023
	(dollars in millions)		
Domestic	$ 28	$ (360)	$ (834)
Foreign	18	23	33
Income (loss) before provision for income taxes	$ 46	$ (337)	$ (801)

The components of the provision for income taxes for fiscal 2025, 2024 and 2023 were as follows:

	Year Ended January 31,		
	2025	2024	2023
	(dollars in millions)		
Current:			
Federal	$ 5	$ 2	$ —
State	2	3	2
Foreign	9	6	5
Total current provision for income taxes	16	11	7
Deferred:			
Foreign	2	7	7
Total deferred provision for income taxes	2	7	7
Total provision for income taxes	$ 18	$ 18	$ 14

For fiscal 2025, income tax expense resulted primarily from profitable foreign jurisdictions, federal and state taxes resulting from limitations on tax attribute utilization, offset by the impact of tax windfalls from stock-based compensation in the United States. For fiscal 2024, the income tax expense resulted primarily from income tax expense related to profitable foreign jurisdictions, federal and state taxes resulting from limitations on tax attribute utilization, and the tax impact of shortfalls from stock-based compensation in the United Kingdom. For fiscal 2023, income tax expense resulted primarily from income tax expense related to profitable foreign jurisdictions, the tax impact of shortfalls from stock-based compensation in the United Kingdom, and state taxes.

The Company does not provide for income taxes on undistributed earnings of subsidiaries that are intended to be indefinitely reinvested. Where the Company does not intend to indefinitely reinvest subsidiary earnings, income and withholding taxes, as applicable, are provided on such undistributed earnings and are insignificant.

The following is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate for fiscal 2025, 2024 and 2023:

	Year Ended January 31,		
	2025	2024	2023
Tax at federal statutory rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal benefit	3.7	3.8	3.6
Change in valuation allowance	27.4	(5.6)	(9.9)
Stock-based compensation	14.5	(28.4)	(11.9)
Effect of foreign operations	8.1	(0.7)	(1.0)
Research and development credits	(51.7)	5.3	2.6
Non-deductible expenses	19.2	(1.5)	(6.2)
Provision to return true-up	(7.1)	0.2	—
Unrecognized tax benefits	7.9	—	—
Other, net	(4.0)	0.6	0.2
Effective tax rate	39.0 %	(5.3)%	(1.6)%

The Tax Cuts and Jobs Act enacted on December 22, 2017 amended Internal Revenue Code Section 174 to require that specific research and experimental ("R&E") expenditures be capitalized and amortized over five years (U.S. R&E) or fifteen years (non-U.S. R&E) beginning in fiscal 2023. As a result, for fiscal 2024 and 2023, the Company disavowed certain tax deductions, which resulted in the utilization of federal and state tax attributes to offset this impact.

The tax effects of temporary differences and related deferred tax assets and liabilities as of January 31, 2025 and 2024 were as follows:

	As of January 31,	
	2025	2024
	(dollars in millions)	
Deferred tax assets:		
Net operating loss carryforwards	$ 702	$ 716
Capitalized research expenditures	335	268
Stock-based compensation	41	41
Operating lease liabilities	31	36
Other reserves and accruals	24	21
Research and development and other credits	146	125
Total deferred tax assets	1,279	1,207
Valuation allowance	(1,144)	(1,087)
Total deferred tax assets, net	135	120
Deferred tax liabilities:		
Deferred commissions	(99)	(67)
Other deferred tax liabilities	(15)	(5)
Operating lease right-of-use assets	(20)	(21)
Depreciation and amortization	(14)	(35)
Total deferred tax liabilities	(148)	(128)
Net deferred tax liabilities	$ (13)	$ (8)

The Company has determined that it is not more likely than not that it will realize the benefits of its net deferred tax assets in the United States due to negative evidence such as a continued cumulative loss and an increase in net deferred tax assets despite attribute utilization. Therefore, the Company has recorded a valuation allowance to reduce the carrying value of the U.S. deferred tax assets, net of U.S. deferred tax liabilities. The U.S. valuation allowance increased by $57 million and $9 million during fiscal 2025 and 2024, respectively.

As of January 31, 2025, the Company had approximately $2,683 million of federal and $2,025 million of state net operating loss carryforwards available to offset future taxable income. If not utilized, the federal and state net operating loss carryforwards will begin to expire in 2036 and 2026, respectively. The federal and state net operating losses for fiscal 2025 consider the impacts of the amendments of prior-year federal and state tax returns as discussed in the effective tax rate reconciliation section. As of January 31, 2025, the Company had approximately $34 million of UK net operating losses which do not expire.

As of January 31, 2025, the Company had federal research and development tax credit carryforwards of $130 million and California research and development tax credit carryforwards of $86 million. The federal research and development credits will start to expire in 2038 while the California research and development credits do not expire.

The Company's ability to utilize the net operating loss and tax credit carryforwards in the future may be subject to substantial restrictions in the event of future ownership changes as defined in Section 382 of the Internal Revenue Code and similar state tax laws.

A reconciliation of beginning and ending amount of unrecognized tax benefit was as follows:

	Year Ended January 31,		
	2025	**2024**	**2023**
	(dollars in millions)		
Gross amount of unrecognized tax benefits as of the beginning of the year	$ 49	$ 43	$ 37
Additions based on tax positions related to a prior year	4	—	1
Additions based on tax positions related to current year	12	7	7
Reductions based on tax positions taken in a prior year	—	(1)	(2)
Gross amount of unrecognized tax benefits as of the end of the year	$ 65	$ 49	$ 43

For all periods presented, the Company has an immaterial amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate. The Company's policy is to include interest and penalties related to unrecognized tax benefits within the provision for income taxes. For all years presented, the Company has not accrued a material amount in interest and penalties related to unrecognized tax benefits. The Company does not have any significant uncertain tax positions as of January 31, 2025 for which it is reasonably possible that the positions will increase or decrease within the next twelve months.

As the Company has net operating loss carryforwards for the U.S. federal and state jurisdictions, the statute of limitations is open for all years. For material foreign jurisdictions, the tax years open to examination include the tax years 2017 and forward.

14. Net Income (Loss) Per Share

The following table presents the calculation of basic and diluted net income (loss) per share. Net income (loss) is reported in millions and rounded from amounts in thousands; as a result, net income (loss) per share may not recalculate exactly due to rounding.

	Year Ended January 31,					
	2025		**2024**		**2023**	
	Class A	Class B	Class A	Class B	Class A	Class B
	(dollars in millions, shares in thousands, except per share data)					
Basic net income (loss) per share:						
Numerator:						
Net income (loss), basic	$ 27	$ 1	$ (339)	$ (16)	$ (778)	$ (37)
Denominator:						
Weighted-average shares outstanding, basic	162,082	7,487	156,335	7,299	150,891	7,132
Net income (loss) per share, basic	$ 0.16	$ 0.16	$ (2.17)	$ (2.17)	$ (5.16)	$ (5.16)
Diluted net income (loss) per share:						
Numerator:						
Net income (loss)	$ 27	$ 1	$ (339)	$ (16)	$ (778)	$ (37)
Gain on extinguishment of debt, net of interest expense[1]	(17)	(1)	—	—	—	—
Net income (loss), diluted	$ 10	$ —	$ (339)	$ (16)	$ (778)	$ (37)
Denominator:						
Number of shares used in basic calculation	162,082	7,487	156,335	7,299	150,891	7,132
Weighted-average effect of diluted securities related to:						
Employee share-based awards	1,832	2,942	—	—	—	—
Convertible senior notes	743	—	—	—	—	—
Assumed conversion of Class B to Class A common shares	10,429	—	—	—	—	—
Number of shares used in diluted calculation	175,086	10,429	156,335	7,299	150,891	7,132
Net income (loss) per share, diluted	$ 0.06	$ 0.06	$ (2.17)	$ (2.17)	$ (5.16)	$ (5.16)

[1] Under the if-converted method, net income is adjusted to reflect the assumption that the convertible senior notes were converted at the beginning of the period.

Potentially dilutive securities excluded because they would be anti-dilutive were as follows:

	Year Ended January 31,		
	2025	**2024**	**2023**
	(shares in thousands)		
Employee share-based awards	4,503	15,179	17,334
Convertible senior notes	4,170	5,473	11,485
Total	8,673	20,652	28,819

The Company entered into capped call transactions in connection with the issuance of the convertible senior notes. The effect of the capped calls was also excluded from the calculation of diluted net income per share as the effect of the capped calls would have been anti-dilutive.

15. Geographical Information

Revenue by location is determined by the billing address of the customer. The following table sets forth revenue by geographic area:

	Year Ended January 31,		
	2025	2024	2023
	(dollars in millions)		
United States	$ 2,062	$ 1,783	$ 1,456
International	548	480	402
Total	$ 2,610	$ 2,263	$ 1,858

Other than the United States, no individual country exceeded 10% of total revenue for fiscal 2025, 2024 and 2023.

Property and equipment by geographic location is based on the location of the legal entity that owns the asset. As of January 31, 2025 and 2024, the majority of the Company's long-lived assets, which primarily consist of property and equipment and operating lease right-of-use assets, were located in the United States.

16. Business Combinations

On February 1, 2024, the Company acquired all of the outstanding equity of Spera, an identity security platform provider. The acquisition of Spera is expected to broaden the Company's identity threat detection and security posture management capabilities. The Spera acquisition was accounted for as a business combination.

The acquisition date fair value of purchase consideration for Spera of $58 million was paid in cash. Of this amount, $12 million of consideration was transferred to an escrow fund as partial security for any purchase price adjustments and indemnification obligations, and will be paid to the former Spera stockholders following the 18-month anniversary of the closing date (less any such adjustments or indemnification obligations).

The Company recorded $18 million for developed technology intangible assets with an estimated useful life of 5 years and recorded $42 million of goodwill which is primarily attributed to the assembled workforce as well as the integration of Spera's technology and the Company's technology. None of the goodwill is expected to be deductible for U.S. federal income tax purposes.

The Company entered into revesting agreements with Spera's founders pursuant to which 238,795 additional shares of Okta's Class A common stock were issued as of the closing date which vest over three years. The $20 million fair value of the unvested restricted stock award is attributable to a post-combination service condition and will be accounted for by the Company separately from the business combination as stock-based compensation expense.

Acquisition related expenses incurred were not material. This acquisition did not have a material impact on the Company's consolidated financial statements; therefore, historical financial information and pro forma disclosures have not been presented.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K.

Based on this evaluation, our management concluded that, as of January 31, 2025, our disclosure controls and procedures are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("2013 framework"). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of January 31, 2025. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report with respect to our internal control over financial reporting, which appears in Part II, Item 8 of this Annual Report on Form 10-K, and is incorporated herein by reference.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended January 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Item 9B. Other Information

Rule 10b5-1 Trading Arrangements

During the quarter ended January 31, 2025, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) informed us of the adoption or termination of a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2025 Annual Meeting of Stockholders. The Proxy Statement will be filed with the SEC within 120 days of the fiscal year ended January 31, 2025.

Code of Conduct

Our board of directors has adopted a code of conduct that applies to all of our employees, officers and directors. The full text of our code of conduct is available on our investor relations website at investor.okta.com under "Responsibility and Governance." We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendments to, or waiver from, a provision of our code of conduct by posting such information on the website address and location specified above.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2025 Annual Meeting of Stockholders. The Proxy Statement will be filed with the SEC within 120 days of the fiscal year ended January 31, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2025 Annual Meeting of Stockholders. The Proxy Statement will be filed with the SEC within 120 days of the fiscal year ended January 31, 2025.

Item 13. Certain Relationships and Related Party Transactions, and Director Independence

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2025 Annual Meeting of Stockholders. The Proxy Statement will be filed with the SEC within 120 days of the fiscal year ended January 31, 2025.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2025 Annual Meeting of Stockholders. The Proxy Statement will be filed with the SEC within 120 days of the fiscal year ended January 31, 2025.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. Financial Statements

    See Index to Financial Statements under Part II, Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules

    Schedules not listed above have been omitted because they are not required, not applicable, or the required information is otherwise included.

3. Exhibits

    See the Exhibit Index immediately following the signature page of this Annual Report on Form 10-K.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OKTA, INC.

March 5, 2025

/s/ Brett Tighe

Brett Tighe
Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Todd McKinnon and Brett Tighe, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with Exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Todd McKinnon Todd McKinnon	Chief Executive Officer and Director (Principal Executive Officer)	March 5, 2025
/s/ Brett Tighe Brett Tighe	Chief Financial Officer (Principal Financial Officer)	March 5, 2025
/s/ Shibu Ninan Shibu Ninan	Chief Accounting Officer (Principal Accounting Officer)	March 5, 2025
/s/ Shellye Archambeau Shellye Archambeau	Director	March 5, 2025
/s/ Anthony Bates Anthony Bates	Director	March 5, 2025
/s/ Emilie Choi Emilie Choi	Director	March 5, 2025
/s/ Robert L. Dixon, Jr. Robert L. Dixon, Jr.	Director	March 5, 2025
/s/ Jeff Epstein Jeff Epstein	Director	March 5, 2025
/s/ Benjamin Horowitz Benjamin Horowitz	Director	March 5, 2025
/s/ J. Frederic Kerrest J. Frederic Kerrest	Director	March 5, 2025
/s/ Rebecca Saeger Rebecca Saeger	Director	March 5, 2025
/s/ Michael Stankey Michael Stankey	Director	March 5, 2025

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference from Form
3.1	Amended and Restated Certificate of Incorporation.	Exhibit 3.2 to Form S-1 filed on March 13, 2017
3.2	Amended and Restated Bylaws, as adopted on June 20, 2024.	Exhibit 3.1 to Form 8-K filed on June 24, 2024
4.1	Form of Class A Common Stock Certificate.	Exhibit 4.1 to Form S-1 filed on March 13, 2017
4.2	Indenture, dated as of September 9, 2019, between Okta, Inc. and Wilmington Trust, National Association, as trustee.	Exhibit 4.1 to Form 8-K filed on September 10, 2019
4.3	Form of 0.125% Convertible Senior Notes due 2025.	Exhibit 4.1 to Form 8-K filed on September 10, 2019
4.4	Indenture, dated as of June 12, 2020, between Okta, Inc. and Wilmington Trust, National Association, as trustee.	Exhibit 4.1 to Form 8-K filed on June 15, 2020
4.5	Form of 0.375% Convertible Senior Notes due 2026.	Exhibit 4.1 to Form 8-K filed on June 15, 2020
4.6	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.	Exhibit 4.6 to Form 10-K filed on March 6, 2020
10.1#	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.	Exhibit 10.1 to Form S-1 filed on March 13, 2017
10.2#	Amended and Restated 2009 Stock Plan, as amended, and forms of agreements thereunder.	Exhibit 10.2 to Form S-1 filed on March 13, 2017
10.3#	2017 Equity Incentive Plan, and forms of agreements thereunder.	Exhibit 10.3 to Form S-1A filed on March 27, 2017
10.4#	2017 Employee Stock Purchase Plan.	Exhibit 10.4 to Form S-1A filed on March 27, 2017
10.5#	Amended and Restated Senior Executive Incentive Bonus Plan.	Exhibit 99.2 to Form 8-K filed on March 7, 2019
10.6#	Executive Severance Plan.	Exhibit 10.8 to Form S-1 filed on March 13, 2017
10.7#	Amended and Restated Outside Director Compensation Policy, effective as of April 24, 2024.	Exhibit 10.1 to Form 10-Q filed on August 29, 2024
10.8#	Form of Offer Letter between the Registrant and each of its executive officers.	Exhibit 10.10 to Form S-1 filed on March 13, 2017
10.9#	Auth0, Inc. 2014 Equity Incentive Plan.	Exhibit 99.1 to Form S-8 filed on May 10, 2021
10.10#	Auth0, Inc. Phantom Unit Plan.	Exhibit 99.2 to Form S-8 filed on May 10, 2021

Exhibit Number	Exhibit Description	Incorporated by Reference from Form
10.11	Office Lease Agreement dated December 2, 2017 between the Registrant and KR 100 First Street Owner, LLC.	Exhibit 10.1 to Form 8-K filed on December 6, 2017
10.11.1	Amendment dated August 29, 2019 to Office Lease Agreement dated December 2, 2017 between the Registrant and KR 100 First Street Owner, LLC.	Exhibit 10.2 to Form 10-Q filed on December 6, 2019
10.11.2	Second Amendment dated October 14, 2020 to Office Lease Agreement dated December 2, 2017 between the Registrant and KR 100 First Street Owner, LLC.	Exhibit 10.9.2 to Form 10-K filed on March 4, 2021
10.11.3	Third Amendment dated August 17, 2021 to Office Lease Agreement dated December 2, 2017 between the Registrant and KR 100 First Street Owner, LLC.	Exhibit 10.1 to Form 10-Q filed on December 2, 2021
10.12	Form of Capped Call Transaction Confirmation.	Exhibit 10.1 to Form 8-K filed on September 10, 2019
10.13	Form of Capped Call Transaction Confirmation.	Exhibit 10.1 to Form 8-K filed on June 15, 2020
10.14#	Okta Fiscal Year 2025 Sales Incentive Compensation Plan Terms and Conditions.	Exhibit 10.1 to Form 10-Q filed on May 30, 2024
19.1	Insider Trading Policy.	Filed herewith
21.1	Subsidiaries of the Registrant.	Filed herewith
23.1	Consent of Independent Registered Public Accounting Firm.	Filed herewith
31.1	Certification of the Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith
31.2	Certification of the Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith
32.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith
97.1#	Policy Relating to Recovery of Erroneously Awarded Compensation.	Exhibit 97.1 to Form 10-K filed on March 1, 2024
101.INS	XBRL Instance Document	Filed herewith
101.SCH	XBRL Taxonomy Extension Schema Document	Filed herewith
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	Filed herewith
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith
104	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101.*)	Filed herewith

* The certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.

# Indicates management contract or compensatory plan, contract or agreement.

This page intentionally left blank.

This page intentionally left blank.

Corporate Information

Board of Directors:

Todd McKinnon
Chairperson of the Board of Directors,
Chief Executive Officer & Director

J. Frederic Kerrest
Vice Chairperson of the Board of Directors,
Director & Former Chief Operating Officer

Shellye Archambeau
Former Chief Executive Officer
MetricStream, Inc.

Anthony Bates
Chairman and Chief Executive Officer
Genesys Cloud Services. Inc.

Emilie Choi
President and Chief Operating Officer
Coinbase Global, Inc.

Robert Dixon, Jr.
Former Global Chief Information Officer &
Senior Vice President
PepsiCo, Inc.

Jeff Epstein*
Operating Partner
Bessemer Venture Partners

Benjamin Horowitz
General Partner
Andreessen Horowitz

Rebecca Saeger^
Former Executive Vice President &

Chief Marketing Officer
Charles Schwab & Co., Inc.

Michael Stankey
Former Vice Chairman
Workday, Inc.

* Lead Independent Director
^ Ms. Saeger was not nominated for re-election at the 2025
  Annual Meeting. We thank her for her years of
  distinguished service.

Executive Officers:

Todd McKinnon
Chairperson of the Board of Directors,
Chief Executive Officer & Director

Brett Tighe
Chief Financial Officer

Jon Addison
Chief Revenue Officer

Eric Kelleher
President and Chief Operating Officer

Shibu Ninan
Chief Accounting Officer

Larissa Schwartz
Chief Legal Officer & Corporate Secretary

Corporate Headquarters:

Okta, Inc.
100 First Street, Suite 600
San Francisco, California 94105

Stock Transfer Agent:

Computershare
C/O: Shareholder Services

By Regular Mail:
P.O. Box 43006
Providence, Rhode Island 02940

By Overnight Delivery:
150 Royall Street, Suite 101
Canton, Massachusetts 02021

Toll Free: (800) 736-3001
International: +1 (781) 575-3100

Investor Relations:

Website: investor.okta.com
Email: investor@okta.com

Stock Exchange Listing:

Nasdaq Symbol: OKTA



Proxy Statement and
Annual Report 2025

okta

Okta Inc.
100 First Street
San Francisco, CA 94105
info@okta.com
1-888-722-7871